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As filed with the Securities and Exchange Commission on November 21, 2005

Registration No. 333-128686

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WHIRLPOOL CORPORATION
(Exact Name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3630 (Primary Standard Industrial Classification Code Number)	38-1490038 (I.R.S. Employer Identification Number)
2000 North M-63 Benton Harbor, Michigan 49022-2692 (269) 923-5000 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Daniel F. Hopp, Esq.
Senior Vice President, Corporate Affairs and General Counsel
Whirlpool Corporation
2000 North M-63
Benton Harbor, Michigan 49022-2692
(269) 923-5000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Thomas A. Roberts, Esq. Ellen J. Odoner, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153-0119 (212) 310-8000	Roger K. Scholten, Esq. Senior Vice President and General Counsel Maytag Corporation 403 West Fourth Street, North Newton, Iowa 50208 (641) 792-7000	Richard D. Katcher, Esq. James Cole, Jr., Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019-6188 (212) 403-1000

        Approximate Date of Commencement of the Proposed Sale to the Public: At the effective time of the merger of Whirlpool Acquisition Co., a direct wholly owned subsidiary of the Registrant, with and into Maytag Corporation, which shall occur as soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all conditions to closing of such merger.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information on this proxy statement/prospectus is not complete and may be changed. Whirlpool may not distribute and issue the shares of Whirlpool common stock being registered pursuant to this registration statement until the registration statement filed with the Securities and Exchange Commission is declared effective. This proxy statement/prospectus is not an offer to sell these securities and Whirlpool is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

403 WEST FOURTH STREET, NORTH
NEWTON, IOWA 50208

Dear Stockholders:

        I am pleased to invite you to a special meeting of stockholders of Maytag Corporation to be held on December 22, 2005, at 10:30 a.m., local time, at the Sodexho Marriott Conference Center auditorium, 600 North Second Avenue West, Newton, Iowa. At the special meeting, our stockholders will be asked to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of August 22, 2005, by and among Whirlpool Corporation, Whirlpool Acquisition Co., and Maytag Corporation.

        The merger agreement provides for, among other things, the merger of Whirlpool Acquisition with and into Maytag, referred to as the merger. If the merger is completed, Maytag will be a wholly owned subsidiary of Whirlpool and Maytag common stock will no longer be publicly traded. Upon completion of the merger, you will be entitled to receive for each share of Maytag common stock you own $10.50 in cash and between 0.1144 and 0.1398 of a share of Whirlpool common stock, depending on the volume weighted average trading prices of Whirlpool common stock per share on the New York Stock Exchange during a 20 trading day period ending shortly prior to completion of the merger, referred to as the reference price. The formula for determining the appropriate fraction of a share of Whirlpool common stock to be issued in exchange for each share of Maytag common stock is set forth in detail in the accompanying proxy statement/prospectus.

        Depending on the exchange ratio and the number of shares of Maytag common stock outstanding, Whirlpool will issue a minimum of approximately 9.2 million and a maximum of approximately 11.3 million shares of common stock. Therefore, immediately after completion of the merger, Maytag stockholders will hold a minimum of approximately 12% and a maximum of approximately 14% of Whirlpool's then outstanding common stock.

        The exchange ratio will not be determined until after the date of the special meeting. Therefore, at the time of the special meeting, you will not know the precise value of the merger consideration you will receive on the date the merger is completed.

        Maytag common stock trades on the New York Stock Exchange under the ticker symbol "MYG." Whirlpool common stock trades on the New York Stock Exchange under the ticker symbol "WHR." We urge you to obtain current market quotations for Maytag and Whirlpool common stock.

        The Maytag board of directors has determined that the merger agreement is advisable, fair to, and in the best interests of Maytag and its stockholders. Accordingly, the Maytag board has unanimously approved the merger agreement and recommends that you vote "FOR" the adoption of the merger agreement at the special meeting. The Maytag board also unanimously recommends that you vote "FOR" the authorization of the proxies named in the proxy card to vote on such other matters as may properly come before the special meeting or any adjournment or postponement of the special meeting, including to consider and vote upon any procedural matters incident to the conduct of the special meeting, such as adjournment of the special meeting.

        We cannot complete the merger unless holders of a majority of the outstanding shares of Maytag common stock vote to adopt the merger agreement. Whether or not you plan to be present at the special meeting, you may submit your proxy in the following three ways:

  •
  you may sign and return your proxy as soon as possible in the enclosed self-addressed envelope so that your shares will be voted;

  •
  you may submit your proxy through the Internet; or

  •
  you may submit your proxy by telephone.

        Details for submitting your proxy through each of the above methods are outlined in the enclosed proxy card. Your vote is very important. If you do not submit your proxy or vote at the meeting, it will have the same effect as voting "against" the merger.

        We encourage you to read the accompanying proxy statement/prospectus carefully because it explains the proposed merger, the documents related to the merger, and other related matters. In particular, please see the section entitled "Risk Factors" beginning on page 24 of this proxy statement/prospectus. You can also obtain other information about Maytag and Whirlpool from documents each party has filed with the Securities and Exchange Commission.

Sincerely,
Ralph F. Hake Chairman and Chief Executive Officer

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of Whirlpool common stock to be issued in the merger, or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        This proxy statement/prospectus is dated November     , 2005, and is first being mailed to stockholders of Maytag on or about November     , 2005.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
AND
PROXY STATEMENT/PROSPECTUS

        A special meeting of stockholders of Maytag Corporation will be held on December 22, 2005, at 10:30 a.m., local time, at the Sodexho Marriott Conference Center auditorium, 600 North Second Avenue West, Newton, Iowa. The purpose of the meeting will be:

  1.
  to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of August 22, 2005, by and among Whirlpool Corporation, Whirlpool Acquisition Co., and Maytag, as it may be amended from time to time; and

  2.
  to transact any other business that may properly come before the meeting of stockholders or any adjournment or postponement of the special meeting, including to consider and vote upon any procedural matters incident to the conduct of the special meeting, such as adjournment of the special meeting.

        Only those persons who are holders of Maytag common stock at the close of business on November 2, 2005, the record date for the special meeting, will be entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting. Each stockholder is entitled to one vote for each share of Maytag common stock held on the record date. If you hold your shares through a broker or other nominee and you want to have your vote counted, you must instruct your broker or nominee to vote.

        The Maytag board of directors unanimously recommends that stockholders vote "FOR" the adoption of the merger agreement at the special meeting. Adoption of the merger agreement will require the affirmative vote of Maytag stockholders representing a majority of the shares of Maytag common stock outstanding on the record date.

        The Maytag board also unanimously recommends that stockholders vote "FOR" the authorization of the proxies named in the proxy card to vote on such other matters as may properly come before the special meeting or any adjournment or postponement of the special meeting, including to consider and vote upon any procedural matters incident to the conduct of the special meeting, such as adjournment of the special meeting. Authorizing the proxies named in the proxy card to vote on such matters or to adjourn or postpone the special meeting will require the affirmative vote of Maytag stockholders representing a majority of the shares of Maytag common stock present and entitled to vote at the special meeting.

By Order of the Board of Directors
Patricia J. Martin Secretary

Date: November     , 2005

YOUR VOTE IS IMPORTANT

        Whether or not you plan to attend the special meeting, please promptly complete, sign, date and mail the enclosed form of proxy. A self-addressed envelope is enclosed for your convenience. You may also submit your proxy through the Internet or by phone. Details are outlined in the enclosed proxy card. If you hold your shares through a broker or other nominee, you may also be able to submit your proxy through the Internet or by telephone in accordance with the instructions your broker or nominee provides. Returning a signed proxy will not prevent you from attending the meeting and voting in person, if you wish to do so.

        If you plan to attend the meeting, bring your admission card, which is attached to the back of your proxy card or, if you receive your proxy electronically, bring a copy of the "Special Meeting Notification" E-mail that you received that contained your account number. If your shares are held in the name of a broker, trust, bank or other nominee you should bring a proxy or letter from the broker, trustee, bank, or nominee confirming your beneficial ownership of the shares.

        You should not send your stock certificates with your proxy card. If the merger is completed, you will be sent instructions regarding the surrender of your stock certificates.

HOW TO OBTAIN ADDITIONAL INFORMATION

        This proxy statement/prospectus incorporates important business and financial information about Whirlpool and Maytag from other documents that are not included in or delivered with this proxy statement/prospectus. For a listing of documents incorporated by reference, please see the section entitled "Additional Information for Stockholders—Documents Incorporated by Reference" beginning on page 114 of this proxy statement/prospectus. This information is available to you without charge. You can obtain the documents incorporated by reference in this proxy statement/prospectus through the Securities and Exchange Commission at http://www.sec.gov. You can also obtain copies of these documents by requesting them in writing or by telephone from the appropriate company, at the following addresses and telephone numbers:

Whirlpool Corporation	Maytag Corporation
Whirlpool's Investor Relations Department 2000 North M-63 Benton Harbor, Michigan 49022 Attention: Secretary Telephone: (269) 923-5000	Maytag's Investor Relations Department 403 West Fourth Street, North Newton, Iowa 50208 Attention: Secretary Telephone: (641) 792-7000

        Please contact Whirlpool or Maytag, as applicable, no later than December 14, 2005 in order to ensure timely delivery of the documents in advance of the special meeting. The exhibits to these documents will generally not be made available unless they are specifically incorporated by reference in this proxy statement/prospectus.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING	1
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS	4
The Companies	4
Structure of the Merger	5
Merger Consideration	5
Treatment of Maytag Stock Options and Other Equity-Based Awards	6
Recommendation of Maytag's Board of Directors	7
Maytag's Reasons for the Merger	7
Opinion of Maytag's Financial Advisor	7
Whirlpool's Reasons for the Merger	8
The Special Meeting of Maytag Stockholders	8
Interests of Certain Persons in the Merger	9
Transaction-Related Costs and Financing Arrangements	11
Accounting Treatment of the Merger	11
Conditions to the Merger	11
Regulatory Matters Relating to the Merger	12
Termination	12
Termination Fees and Reimbursement Obligations	13
Material U.S. Federal Income Tax Consequences of the Merger	14
Restrictions on the Ability to Sell Whirlpool Common Stock	14
Appraisal Rights of Maytag Stockholders	14
Market Price and Dividend Information	15
Surrender of Stock Certificates	15
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF WHIRLPOOL CORPORATION	16
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF MAYTAG CORPORATION	17
SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION	20
UNAUDITED COMPARATIVE PER SHARE DATA	21
MARKET PRICE AND DIVIDEND INFORMATION	22
Comparative Stock Prices and Dividends	22
Number of Maytag Stockholders	22
Shares Held by Certain Stockholders	22
RISK FACTORS	24
Risks Relating to the Merger	24
Risks Relating to Whirlpool and the Combined Company After the Merger	26
FORWARD-LOOKING STATEMENTS	31
THE SPECIAL MEETING OF MAYTAG STOCKHOLDERS	33
Date, Time and Place of the Special Meeting	33
Matters to be Considered at the Special Meeting	33
Board Recommendation	33
Record Date and Quorum	33
Vote Required	34
Voting of Proxies; Revocability of Proxies	34
Effects of Abstentions and Broker Non-Votes	36
Expenses of Solicitation	36
Adjournments and Postponements	36
Householding	37
THE MERGER	38
General	38
The Companies	38
Background of the Merger	39
Recommendation of Maytag's Board of Directors and Maytag's Reasons for the Merger	55
Opinion of Maytag's Financial Advisor	58
Financial Projections	64
Whirlpool's Reasons for the Merger	72
Interests of Certain Persons in the Merger	72
Material Contracts between Whirlpool and Maytag	76
Amendment to Maytag's Rights Agreement	76
Litigation Relating to the Triton Merger	76
Regulatory Matters Relating to the Merger	77
Financing Arrangements	78
Accounting Treatment of the Merger	79
Stock Exchange Listing	79
Material U.S. Federal Income Tax Consequences of the Merger	79
Restrictions on the Ability to Sell Whirlpool Common Stock	80

i

APPRAISAL RIGHTS FOR MAYTAG STOCKHOLDERS	82
THE MERGER AGREEMENT	85
Structure of the Merger	85
Closing and Effective Time of the Merger	85
Merger Consideration	85
Treatment of Maytag Stock Options and Other Equity-Based Awards	86
Surrender of Maytag Stock Certificates	86
Dividends	86
Certificate of Incorporation and By-laws	86
Directors and Officers	87
Representations and Warranties	87
Material Adverse Effect	89
Covenants	89
Conduct of the Business by Maytag	89
Conduct of the Business by Whirlpool	92
No Solicitation by Maytag	93
Employee Matters	94
Indemnification	96
Reasonable Best Efforts	97
Cooperation on Regulatory Matters	97
Other Covenants	98
Conditions to the Merger	99
Conditions to Each Party's Obligations to Effect the Merger	99
Conditions to Obligations of Whirlpool and Whirlpool Acquisition	100
Conditions to Obligations of Maytag	100
Termination	101
Termination Fees and Reimbursement Obligations	102
Termination Fees and Reimbursement Obligations Payable by Maytag	102
Termination Fees Payable by Whirlpool	103
Other Expenses	104
Amendment	104
COMPARISON OF RIGHTS OF STOCKHOLDERS OF WHIRLPOOL AND STOCKHOLDERS OF MAYTAG	105
DESCRIPTION OF WHIRLPOOL CAPITAL STOCK	112
Whirlpool Common Stock	112
Whirlpool Preferred Stock	112
Special Voting Rights	112
Board of Directors	112
Transfer Agent and Registrar	112
EXPERTS	113
LEGAL MATTERS	113
FUTURE STOCKHOLDER PROPOSALS	113
ADDITIONAL INFORMATION FOR STOCKHOLDERS	114
Where You Can Find More Information	114
Documents Incorporated by Reference	114
ANNEXES
Annex A	Agreement and Plan of Merger, dated as of August 22, 2005, by and among Whirlpool, Whirlpool Acquisition Co. and Maytag.
Annex B	Opinion of Lazard Frères & Co. LLC
Annex C	Appraisal Rights under Section 262 of the Delaware General Corporation Law
Annex D	Financial Projection Reconciliations
Annex E	Unaudited Pro Forma Condensed Combined Financial Statements and Related Notes

ii

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

Q:
What is the purpose of the special meeting?

A:
Whirlpool is proposing to acquire Maytag. You are being asked to vote to adopt the agreement and plan of merger, dated as of August 22, 2005, among Maytag, Whirlpool, and Whirlpool Acquisition Co., referred to as the merger agreement, through which Maytag will become a wholly owned subsidiary of Whirlpool, Maytag common stock will no longer be publicly traded and you will receive consideration, consisting of cash and a fraction of a share of Whirlpool common stock as described below, for each share of Maytag common stock you hold. For more information concerning the merger consideration please see the section entitled "Summary of the Proxy Statement/Prospectus—Merger Consideration" beginning on page 5 of this proxy statement/prospectus. You are also being asked to authorize the proxies named in the proxy card to vote on such other matters as may properly come before the special meeting or any adjournment or postponement of the special meeting, including to consider and vote upon any procedural matters incident to the conduct of the special meeting, such as adjournment of the special meeting.

Q:
Does the Maytag board of directors recommend that Maytag stockholders vote "FOR" the merger?

A:
Yes. The board of directors of Maytag unanimously recommends that Maytag stockholders vote "FOR" adoption of the merger agreement. The Maytag board also unanimously recommends that you vote "FOR" the authorization of the proxies named in the proxy card to vote on such other matters as may properly come before the special meeting or any adjournment or postponement of the special meeting, including to consider and vote upon any procedural matters incident to the conduct of the special meeting, such as adjournment of the special meeting. To review the board's reasons for recommending the merger agreement, please see the section entitled "The Merger—Recommendation of Maytag's Board of Directors and Maytag's Reasons for the Merger" beginning on page 55 of this proxy statement/prospectus.

Q:
When and where is the special meeting?

A:
The Maytag special stockholder meeting will take place on December 22, 2005, at 10:30 a.m., local time, and will be held at the Sodexho Marriott Conference Center auditorium, 600 North Second Avenue West, Newton, Iowa.

Q:
Are all Maytag stockholders as of the record date entitled to vote at the special meeting?

A:
Yes. All stockholders who own Maytag common stock at the close of business on November 2, 2005, referred to as the record date, will be entitled to receive notice of the special meeting and to vote the shares of Maytag common stock that they hold on that date at the special meeting, or any adjournments or postponements of the special meeting.

Q:
Are all Maytag stockholders as of the record date entitled to attend the special meeting?

A:
Yes. All stockholders as of the record date, or their legally authorized proxies named in the proxy card, may attend the meeting, and each may be accompanied by one guest. Seating, however, is limited. Cameras, recording devices, and other electronic devices will not be permitted at the meeting. If you plan to attend the meeting, please bring your admission card, which is attached to the back of your proxy card. An admission card is required for admission to the meeting. If you receive your proxy electronically, bring a copy of the "Special Meeting Notification" E-mail. If your shares are held in the name of a broker, trust, bank or other nominee, you should bring a proxy or letter from the broker, trustee, bank or nominee confirming your beneficial ownership of the shares.

Q:
Do I need to take any action now in order to vote?

A:
Yes. After carefully reading and considering the information contained in this proxy statement/prospectus, including the information incorporated by reference, please mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special meeting. You may also vote your shares by telephone, using a toll-free number, or by accessing the Internet. Votes by telephone or the Internet must be received by 11:59 p.m. (Eastern Time) on December 21, 2005. Your proxy card contains instructions for using these services.

Q:
If I do not vote, do not fully complete my proxy card or fail to instruct my broker, will it have the same effect as if I voted "against" the adoption of the merger agreement?

A:
Yes. It is very important for you to vote. If you do not submit a proxy or provide your broker with instruction on how to vote your "street name" shares, and you do not vote by telephone, the Internet or in person at the special meeting, the effect will be the same as if you voted "against" the adoption of the merger agreement. If you submit a signed proxy without specifying the manner in which you would like your shares to be voted, your shares will be voted "FOR" the adoption of the merger agreement. However, if your shares are held in "street name" and you do not instruct your broker how to vote your shares, your broker will not vote your shares, which is referred to as a broker non-vote. A broker non-vote will have the same effect as voting "against" the adoption of the merger agreement. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares in order to ensure that your shares will be voted at the special meeting.

Q:
Can I change my vote after I have delivered my proxy?

A:
Yes. You may change your vote at any time before the vote takes place at the special meeting, except for, among other things, revocation of proxies delivered by telephone or through the Internet, which must be received no later than 11:59 p.m. (Eastern Time) on December 21, 2005. To change your vote, you may submit a new proxy card by mail or submit a new proxy by telephone or the Internet, provided that such new proxy is timely, or send a signed written notice to the Secretary of Maytag stating that you would like to revoke your proxy. You may also change your vote by attending the special meeting and voting in person; however, simply attending the special meeting without voting will not revoke an earlier proxy. However, if you elect to vote in person at the special meeting and your shares are held by a broker, bank or other nominee, you must bring to the meeting a legal proxy from the broker, bank or other nominee authorizing you to vote the shares. For additional information regarding revocability of proxies, please see the section entitled "The Special Meeting of Maytag Stockholders—Voting of Proxies; Revocability of Proxies" beginning on page 34 of this proxy statement/prospectus.

Q:
Is it important for me to vote?

A:
Yes. We cannot complete the merger without Maytag stockholders holding a majority of the shares of Maytag common stock outstanding on the record date for the special meeting voting in favor of adoption of the merger agreement.

Q:
Will a proxy solicitor be used?

A:
Yes. Maytag has engaged Innisfree M&A Incorporated to assist in the solicitation of proxies for the special meeting and Maytag estimates that it will pay Innisfree a fee of approximately $12,500 and will reimburse it for reasonable out of pocket expenses incurred in connection with the solicitation.

Q:
Should I send in my stock certificates now?

A:
No. After we complete the merger, Computershare Shareholder Services, Inc., acting as the exchange agent, will send you instructions explaining how to surrender your shares of Maytag common stock for the merger consideration. Please do not send in your stock certificates with your proxy.

Q:
What is this document?

A:
Maytag's board of directors is using this document to solicit proxies from the holders of Maytag common stock for use at the Maytag special meeting, where holders of Maytag common stock will be asked, among other things, to vote upon adoption of the merger agreement. In addition, Whirlpool is sending this document to Maytag stockholders as a prospectus in connection with the issuance of shares of Whirlpool common stock in exchange for shares of Maytag common stock in the merger.

Q:
Is there a way for me to find more information about Maytag?

A:
Yes. Maytag files reports, proxy statements, and other information with the Securities and Exchange Commission. The filings are available to the public at the Commission's website, http://www.sec.gov. Maytag's website, http://www.maytagcorp.com, has copies of these filings as well under the heading "Financial Center." Maytag common stock is listed on the New York Stock Exchange under the symbol "MYG" and you may inspect Maytag's Securities and Exchange Commission filings at the Commission's public reference facilities at 100 F Street, N.E., Room 1580, Washington D.C. 20549 or at the offices of the New York Stock Exchange. For a more detailed description of the information available, please see the section entitled "Additional Information for Stockholders" beginning on page 114 of this proxy statement/prospectus.

Q:
Is there a way for me to find more information about Whirlpool?

A:
Yes. Whirlpool files reports, proxy statements, and other information with the Securities and Exchange Commission. The filings are available to the public at the Commission's website, http://www.sec.gov. Whirlpool's website, http://www.whirlpoolcorp.com, has copies of these filings as well under the heading "Investors." Whirlpool common stock is listed on the New York Stock Exchange under the symbol "WHR" and you may inspect Whirlpool's Securities and Exchange Commission filings at the Commission's public reference facilities at 100 F Street, N.E., Room 1580, Washington D.C. 20549 or at the offices of the New York Stock Exchange. For a more detailed description of the information available, please see the section entitled "Additional Information for Stockholders" beginning on page 114 of this proxy statement/prospectus.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

        This summary highlights information from this proxy statement/prospectus and may not contain all of the information that is important to you. Accordingly, Whirlpool and Maytag encourage you to carefully read this entire document, including the Annexes, and the documents which are incorporated by reference. You may obtain a copy of the documents that Whirlpool and Maytag have incorporated by reference without charge by following the instructions in the section entitled "Additional Information for Stockholders" beginning on page 114 of this proxy statement/prospectus. We have included page references in this summary to direct you to more complete descriptions of the topics presented in this summary.

The Companies

Maytag Corporation ("Maytag")
403 West Fourth Street, North
Newton, Iowa 50208
(641) 792-7000

        Maytag, a producer of home and commercial appliances, was incorporated in 1925 under the laws of Delaware. Maytag operates in two business segments: home appliances and commercial products. The home appliances segment manufactures, sells, and services laundry products, dishwashers, refrigerators, cooking appliances, and floor care products. These products are sold primarily to major national retailers and independent retail dealers in North America and targeted international markets primarily under the Maytag®, Amana®, Hoover®, Jenn-Air®, and Magic Chef® brand names. The home appliances segment also services floor care products manufactured by Maytag. Maytag's commercial products segment manufactures and sells commercial cooking equipment under the Jade® brand name and vending equipment under the Dixie-Narco® brand name. These products are primarily sold to distributors, soft drink bottlers, restaurant chains and dealers in North America and targeted international markets.

        Maytag's net sales for the year ended January 1, 2005 and the nine months ended October 1, 2005 were approximately $4.7 billion and $3.7 billion, respectively, and its net loss for these periods was approximately $9 million and $7 million, respectively.

Whirlpool Corporation ("Whirlpool")
2000 North M-63
Benton Harbor, Michigan 49022
(269) 923-5000

        Whirlpool, a global manufacturer and marketer of major home appliances, was incorporated in 1955 under the laws of Delaware as the successor to a business that traces its origin to 1898. Whirlpool operates in four geographic segments: North America (61% of net sales in 2004), Europe (23% of net sales in 2004), Latin America (13% of net sales in 2004), and Asia (3% of net sales in 2004). Whirlpool manufactures and markets major home appliances and related products, including laundry appliances, refrigeration and room air conditioning equipment, cooking appliances, dishwashers, and mixers and other small household appliances.

        Whirlpool markets and distributes major home appliances in North America primarily under the Whirlpool®, KitchenAid®, Roper®, Inglis®, Acros®, and Supermatic® brand names primarily to retailers, distributors, and builders. KitchenAid® portable appliances, such as mixers, are sold directly to retailers. In Europe, Whirlpool markets major home appliances primarily under the Whirlpool® and Bauknecht® brand names. In Latin America, Whirlpool markets major home appliances primarily under the Whirlpool®, Brastemp®, Consul®, and Eslabon de Lujo® brand names. In Asia, Whirlpool markets major home appliances primarily under the Whirlpool® and KitchenAid® brand names. Some products are sold by Whirlpool to other manufacturers and retailers for resale under those manufacturers' and retailers' respective brand names. Whirlpool has manufacturing facilities in North America, Europe, Latin America, and Asia.

        Whirlpool's net sales for the year ended December 31, 2004 and the nine months ended September 30, 2005 were approximately $13.2 billion and $10.4 billion, respectively, and its net earnings for these periods were approximately $406 million and $296 million, respectively.

        Based on its assessment of the current environment, Whirlpool continues to expect full-year 2005 diluted earnings per share of $5.90 to $6.10 and cash provided by operating activities of approximately $860 million.

Structure of the Merger (see page 85)

        On August 22, 2005, Maytag, Whirlpool, and Whirlpool Acquisition entered into an agreement and plan of merger, which is the legal document governing the proposed merger. Under the terms of the merger agreement, Whirlpool Acquisition will merge with and into Maytag, with Maytag continuing as the surviving corporation. Whirlpool Acquisition is a wholly owned subsidiary of Whirlpool, formed for the purpose of effecting the merger. Upon completion of the merger, Maytag will become a wholly owned subsidiary of Whirlpool and Maytag common stock will no longer be publicly traded.

        The merger agreement is attached to this proxy statement/prospectus as Annex A. We strongly urge Maytag stockholders to carefully read the merger agreement in its entirety. For a summary of the merger agreement, please see the section entitled "The Merger Agreement" beginning on page 85 of this proxy statement/prospectus.

Merger Consideration (see page 85)

        If the merger is completed, each share of Maytag common stock that you own will be exchanged for (a) $10.50 in cash and (b) between 0.1144 and 0.1398 of a share of Whirlpool common stock. In this proxy statement/prospectus, we refer to this fraction of Whirlpool common stock to be issued for each share of Maytag common stock as the "exchange ratio." The exchange ratio will be determined by reference to the average of the volume weighted average trading prices per share of Whirlpool common stock on the New York Stock Exchange for the 20 consecutive full trading days ending on the second trading day prior to completion of the merger. We refer to this average as the "reference price" and we refer to these 20 trading days as the "reference price determination period." The merger agreement provides that:

  •
  The exchange ratio will adjust upward or downward to ensure that the fraction of a share of Whirlpool common stock you receive for each share of Maytag common stock that you own will be equal to $10.50 divided by the reference price so long as the reference price is between $75.1039 and $91.7937. However, the market value of the fraction of a share of Whirlpool common stock you receive in the merger may be greater or less than $10.50, as the trading price of Whirlpool common stock on the date of the merger may be greater or less than the reference price used to determine the exchange ratio.

  •
  If the reference price is less than $75.1039, the exchange ratio will no longer adjust upward, and you will receive 0.1398 of a share of Whirlpool common stock for each share of Maytag common stock that you own. This means that the value of the fraction of a share of Whirlpool common stock you will receive will be below $10.50 to the extent the market price of Whirlpool common stock is below $75.1039 when the merger is completed.

  •
  If the reference price is greater than $91.7937, the exchange ratio will no longer adjust downward, and you will receive 0.1144 of a share of Whirlpool common stock for each share of Maytag common stock that you own. This means that the value of the fraction of a share of Whirlpool common stock you will receive will be above $10.50 to the extent the market price of Whirlpool common stock is above $91.7937 when the merger is completed.

        Set forth below is a table showing a range of hypothetical reference prices along with the corresponding exchange ratio and the aggregate number of shares of Whirlpool common stock to be issued to Maytag stockholders that would result from that exchange ratio. This table is for illustrative purposes only. The actual prices and volumes at which shares of Whirlpool common stock trade during the reference price determination period will establish the actual reference price and therefore the actual exchange ratio. The actual reference price and the actual exchange ratio may differ from the examples below because the exchange ratio will not be determinable until the second trading day before completion of the merger.

Hypothetical Reference Prices	Exchange Ratio	Aggregate Number of Shares of Whirlpool Common Stock to be Issued(1)
≤ 75.10	0.1398	11,317,542
79.00	0.1329	10,758,951
83.00	0.1265	10,240,837
87.00	0.1207	9,771,297
≥ 91.79	0.1144	9,261,279

(1)
The number of shares of Whirlpool common stock to be issued in the merger is based on (a) 80,270,868 shares of common stock, par value $1.25 per share, of Maytag, outstanding as of November 2, 2005 and (b) 684,370 shares of Maytag common stock issuable upon exercise of options with an exercise price less than $21.00 per share to purchase shares of Maytag common stock outstanding and exercisable as of November 2, 2005.

        Depending on the exchange ratio, Whirlpool will issue a minimum of approximately 9.2 million and a maximum of approximately 11.3 million shares of common stock. Therefore, immediately after completion of the merger, Maytag stockholders will hold a minimum of approximately 12% and a maximum of approximately 14% of Whirlpool's then outstanding common stock.

        The exchange ratio will not be determined until after the date of the special meeting. Therefore, at the time of the special meeting, you will not know the precise value of the merger consideration you will receive on the date the merger is completed.

        The number of shares of Whirlpool common stock you will receive in the merger will equal the number, rounded down to the nearest whole number, determined by multiplying the exchange ratio by the number of shares of Maytag common stock you own.

        You will not receive any fractional shares of Whirlpool common stock in the merger. Instead, you will be entitled to receive cash, without interest, for any fractional share of Whirlpool common stock you might otherwise have been entitled to receive, based on a portion of the proceeds from the sale of all fractional shares in the market.

        All shares of Maytag common stock owned by Maytag, Whirlpool, or Whirlpool Acquisition will be cancelled and cease to exist at the effective time of the merger and no consideration will be delivered or deliverable in exchange for those shares.

Treatment of Maytag Stock Options and Other Equity-Based Awards (see page 86)

        If the merger is completed, each option to purchase Maytag common stock not already vested will become vested and fully exercisable. Each stock option that remains outstanding will cease to be a right to acquire shares of Maytag common stock, and will thereafter be an option to acquire, on the same terms and conditions as were applicable to the stock option under the relevant Maytag equity plan under which it was issued and the agreement evidencing the grant of the stock option prior to the merger, the number (rounded to the nearest whole number) of shares of Whirlpool common stock determined by multiplying (a) the number of shares of Maytag common stock subject to the stock option immediately prior to the merger by (b) two times the exchange ratio. The exercise price or base price per share of Whirlpool common stock subject to any such stock option at and after the merger will be an amount (rounded to the nearest one-hundredth of a cent) equal to (a) the exercise price or base price per share of Maytag common stock subject to such stock option prior to the merger divided by (b) two times the exchange ratio.

        Each Maytag restricted stock unit or performance unit will fully vest and be settled for a cash payment equal to $10.50 plus (a) the exchange ratio multiplied by (b) the closing price of Whirlpool common stock on the New York Stock Exchange on the effective date of the merger. Each award granted under Maytag's Performance Incentive Award Plan and Maytag's Executive Economic Profit Plan will vest and be settled in cash (based on a per share valuation equal to $10.50 plus (a) the exchange ratio multiplied by (b) the closing price of Whirlpool common stock on the New York Stock Exchange on the effective date of the merger) at the effective time of the merger at 100% of the target award as set forth in the award agreement and the merger agreement.

        As discussed more fully below—see the section entitled "The Merger—Interests of Certain Persons in the Merger" beginning on page 72 of this proxy statement/prospectus—Maytag's current executive officers, former executive officers who continue to be employees of Maytag and directors hold in the aggregate 620,466 unvested stock options which will vest upon the merger, and Maytag's current executive officers and former executive officers who continue to be employees of Maytag hold in the aggregate 151,660 performance units which will be settled upon the merger, as well as awards under Maytag's Performance Incentive Award Plan and Maytag's Executive Economic Profit Plan which will be settled for $6,558,500 in the aggregate (in all cases, assuming the merger occurred on December 31, 2005). In addition, on November 9, 2005, as discussed below, Maytag's compensation committee approved long-term cash awards for the 2006-2008 award cycle that will take effect on January 1, 2006 if the closing has not occurred prior to that date.

Recommendation of Maytag's Board of Directors (see page 55)

        After careful consideration, Maytag's board of directors has unanimously approved the merger agreement, and determined that the merger agreement is advisable, fair to, and in the best interests of Maytag and its stockholders. Maytag's board of directors unanimously recommends that stockholders vote "FOR" the adoption of the merger agreement at the special meeting. Maytag's board of directors also unanimously recommends that stockholders vote "FOR" the authorization of the proxies named in the proxy card to vote on such other matters as may properly come before the special meeting or any adjournment or postponement of the special meeting, including to consider and vote upon any procedural matters incident to the conduct of the special meeting, such as adjournment of the special meeting.

Maytag's Reasons for the Merger (see page 55)

        The Maytag board of directors has determined that the merger agreement is advisable, fair to, and in the best interests of Maytag and its stockholders and unanimously recommends that you vote "FOR" the adoption of the merger agreement.

        For a summary of the factors considered by the Maytag board in making its decision to approve the merger agreement and recommend its adoption to the Maytag stockholders, please see the section entitled "The Merger—Recommendation of Maytag's Board of Directors and Maytag's Reasons for the Merger" beginning on page 55 of this proxy statement/prospectus.

Opinion of Maytag's Financial Advisor (see page 58)

        Lazard Frères & Co. LLC has delivered its opinion, dated August 22, 2005, to the Maytag board of directors that as of that date, and based upon and subject to various factors, assumptions and limitations set forth therein, the consideration to be paid to the holders of Maytag common stock in the merger was fair to such holders from a financial point of view. A copy of the opinion is attached to this proxy statement/prospectus as Annex B. Maytag stockholders are urged to read the Lazard opinion in its entirety. Lazard provided its opinion for the information and assistance of Maytag's board of directors in connection with its evaluation of the merger consideration, and the opinion does not address any other aspect of the proposed merger. The Lazard opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the merger or any related matters. Under an engagement letter dated November 4, 2004, Maytag has agreed to pay Lazard a retainer fee of approximately $1.1 million (payable in six quarterly installments) which fee will be credited against a transaction fee (the payment of which is contingent upon the completion of a transaction) estimated to be approximately $17.4 million. Accordingly, approximately $16.3 million of the transaction fee is contingent upon completion of a transaction. In light of the complexity of the circumstances involved in the context of an unsolicited offer, Maytag has agreed to pay Lazard an unsolicited offer fee, which will consist of a portion of, and also be credited against, the $17.4 million transaction fee. The timing and amount of the unsolicited offer fee will be negotiated in good faith by Lazard and Maytag, and no final determination has been made by Lazard and Maytag in this regard.

Whirlpool's Reasons for the Merger (see page 72)

        For a summary of the anticipated benefits to Whirlpool of the merger, please see the section entitled "The Merger—Whirlpool's Reasons for the Merger" beginning on page 72 of this proxy statement/prospectus.

        These anticipated benefits depend on numerous factors, including the ability to obtain the necessary regulatory approvals for the merger in a timely manner, and on other uncertainties described under the section entitled "Risk Factors" beginning on page 24 of this proxy statement/prospectus.

The Special Meeting of Maytag Stockholders (see page 33)

        The special meeting will be held on December 22, 2005, at 10:30 a.m., local time, at the Sodexho Marriott Conference Center auditorium, 600 North Second Avenue West, Newton, Iowa.

Matters to be Considered

        You will be asked to consider and vote upon a proposal to adopt the merger agreement. You will also be asked to consider and vote upon the authorization of the proxies named in the proxy card to vote on any other matters that properly come before the meeting of stockholders or any adjournment or postponement of the special meeting, including any procedural matters in connection with the special meeting, such as adjournment of the special meeting.

Record Date

        If you own shares of Maytag common stock at the close of business on November 2, 2005, referred to as the record date, you will be entitled to vote at the special meeting. You have one vote for each share of Maytag common stock owned on the record date. As of November 2, 2005, there were 21,788 stockholders of record of Maytag common stock, as shown on the records of Maytag's transfer agent.

Required Votes

        Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Maytag common stock outstanding on the record date for the special meeting. Authorizing the proxies named in the proxy card to vote on any other matters that properly come before the meeting of stockholders or any adjournment or postponement of the special meeting, including any procedural matters in connection with the special meeting, such as adjournment of the special meeting, will require the affirmative vote of Maytag stockholders representing a majority of the shares of Maytag common stock present and entitled to vote at the special meeting.

Voting by Proxy

        If you are a registered stockholder (that is, if you hold your Maytag common stock in certificate form) or if you own Maytag common stock through your participation in Maytag's Employee Discount Stock Purchase Plan or Maytag's Dividend Reinvestment and Stock Purchase Plan, you may submit your proxy by returning the enclosed proxy card, or by telephone or through the Internet by following the instructions included with the enclosed proxy card.

        If you participate in the Maytag Corporation Salary Savings Plan (401(k)) and/or the Maytag Corporation Employee Stock Ownership Plan (ESOP), you may direct the trustee how to vote the number of shares of Maytag common stock that are credited to your account as of November 2, 2005, the record date. You can direct the trustee by completing and returning your proxy card or by telephone or through the Internet in accordance with the instructions provided with respect to the 401(k)/ESOP. All voting instructions for your 401(k)/ESOP account, whether by mail, telephone or Internet, must be received no later than December 19, 2005, in order to be processed in a timely manner.

        If you hold your shares through a broker or other nominee, you should follow the separate voting instructions, if any, provided by the broker or other nominee with the proxy statement/prospectus. Your broker or nominee may provide proxy submission through the Internet or by telephone. Please contact your broker or nominee to determine how to vote.

Revocability of Proxy

        You can revoke your proxy at any time before it is voted, except as otherwise described below. If you have not voted through your broker or other nominee, you may revoke your proxy before it is voted by:

  •
  filing a written notice of revocation, which is dated a later date than your proxy, with Maytag's Secretary;

  •
  submitting a duly executed proxy bearing a later date;

  •
  submitting a new proxy by telephone or through the Internet at a later time, but not later than 11:59 p.m. (Eastern Time) on December 21, 2005, or the day before the meeting date, if the special meeting is adjourned or postponed; or

  •
  voting in person at the special meeting.

        To change your proxy with respect to shares held in your 401(k)/ESOP account, you can submit a later dated proxy card or submit a proxy again by telephone or through the Internet. The last instruction given to the trustee prior to the deadline described above will be final, and you cannot change or revoke that instruction or vote in person at the meeting.

        Simply attending the special meeting will not constitute revocation of a proxy. If your shares are held in street name, you should follow the instructions of your broker or nominee regarding revocation of proxies. If your broker or nominee allows you to submit a proxy by telephone or the Internet, you may be able to change your vote by submitting a proxy again by telephone or the Internet.

Interests of Certain Persons in the Merger (see page 72)

        In considering the Maytag board's recommendations, Maytag stockholders should be aware that some officers, directors, and other key employees of Maytag have interests in the merger that are different from, or in addition to, those of Maytag stockholders generally, including the following:

  •
  All current executive officers and certain former executive officers who continue to be employees of Maytag are party to agreements that provide for change of control severance benefits in the event of certain qualifying terminations of employment in connection with or following the merger. The estimated aggregate cash severance benefit under these agreements, assuming all 11 current and former executive officers incurred a qualifying termination of employment on December 31, 2005, would be $26,669,200. The estimated cash severance benefit that would be payable to each Maytag named executive officer under such circumstances is as follows: Mr. Ralph F. Hake, $9,395,000, Mr. George C. Moore, $2,880,300, Mr. Roger K. Scholten, $2,210,600, Mr. Mark Krivoruchka, $2,033,200, Mr. Steven J. Klyn, $925,900,

    Mr. Robert C. Breese, $1,743,600, and Mr. Arthur Learmonth, $2,143,400. The change of control agreements also include a "tax gross-up" arrangement for executives who are subject to the excise tax under Section 280G of the Internal Revenue Code, referred to as the Code. If the executive is subject to excise taxes due to the change of control payments under Section 280G of the Code, Maytag must pay the executive a full gross-up payment. However, if the executive's change of control payments are below a certain threshold (approximately 3.3 times his base amount), the payments may instead be reduced so as to avoid the assessment of an excise tax under Section 280G of the Code.

  •
  Maytag's executive officers and certain former executive officers who continue to be employees of Maytag participate in various Maytag equity plans under which stock options, restricted stock units and performance awards have been granted. Under the plans, completion of the merger will constitute a change of control. Upon completion of the merger:

  •
  All outstanding options not already vested will vest and become exercisable. The options will remain exercisable for shares of Whirlpool common stock following the merger in accordance with the terms of the applicable plan documents and award agreements. A total of 620,466 unvested stock options were held by Maytag's directors and Maytag's 11 current executive officers and former executive officers who continue to be employees of Maytag on November 15, 2005. The specific number of unvested stock options held by each Maytag named executive officer is as follows: Mr. Hake, 253,300, Mr. Moore, 63,833, Mr. Scholten, 44,100, Mr. Krivoruchka, 40,800, Mr. Klyn, 19,400, Mr. Breese, 31,700, and Mr. Learmonth, 28,700.

  •
  The restrictions on all performance units will lapse and be settled for a cash payment to be determined, in part, based on the price of Whirlpool common stock at the effective time of the merger. A total of 151,600 performance units were held by Maytag's 11 current executive officers and former executive officers who continue to be employees of Maytag on November 15, 2005. The specific number of performance units held by each Maytag named executive officer is as follows: Mr. Hake, 83,124, Mr. Moore, 14,310, Mr. Scholten, 10,123, Mr. Krivoruchka, 8,541, Mr. Klyn, 4,267, Mr. Breese, 7,292, and Mr. Learmonth, 7,292.

  •
  The target payout opportunity under all outstanding long-term cash incentive awards will be deemed to have been fully earned for the entire performance period and such awards will become fully vested and settled for a cash payment to Maytag's 11 current executive officers and former executive officers who continue to be employees of Maytag aggregating $6,588,500 (assuming the merger occurred on December 31, 2005), with the specific payment to each Maytag named executive officer as follows: Mr. Hake, $3,075,000, Mr. Moore, $676,200, Mr. Scholten, $492,700, Mr. Krivoruchka, $449,500, Mr. Klyn, $183,500, Mr. Breese, $356,600, and Mr. Learmonth, $396,600. On November 9, 2005, Maytag's compensation committee approved long-term cash incentive awards for the 2006-2008 award cycle. These awards will take effect on January 1, 2006 if the closing has not occurred prior to that date. In such event, the awards for that cycle will be settled at the target award amount described below upon the closing. The target awards amounts under the 2006-2008 cycle for the named executive officers are as follows: Mr. Hake, $1,468,800, Mr. Klyn, $87,400, Mr. Krivoruchka, $206,200, Mr. Moore, $290,800, Mr. Scholten, $211,000, Mr. Breese, $182,600, and Mr. Learmonth, $176,600. The aggregate target award amounts for all current executive officers and former executive officers who continue to be employees of Maytag under the 2006-2008 award cycle are $3,010,600. In the event that the closing occurs after January 1, 2006, the implementation of the 2006-2008 award cycle would increase the severance benefit calculations under the change of control severance agreements described above because the severance calculations are based in part upon long-term bonus amounts.

  •
  Under Maytag's deferred compensation plan, executive officers may defer base salary and various bonus amounts. Additionally, executives may be eligible for certain employer matching credits in an amount equal to 10% of the value of the deferral (subject to vesting conditions). Under the deferred compensation plans, completion of the merger will constitute a change of control and the credits, aggregating $58,267, will fully vest.

  •
  Maytag's executive officers and directors will be entitled to continued indemnification and insurance coverage under the merger agreement.

Transaction-Related Costs and Financing Arrangements

        Upon completion of the merger, Whirlpool will pay cash consideration of approximately $850 million, issue between approximately 9.2 million and 11.3 million shares of its common stock and assume approximately $974 million of Maytag's debt, including approximately $411 million of Maytag's debt scheduled to mature by the end of 2006.

        On August 22, 2005, Maytag paid, and Whirlpool reimbursed Maytag for paying, a $40 million termination fee under Maytag's then existing merger agreement with Triton Acquisition Holdings Inc. Whirlpool and Maytag expect to incur other transaction-related costs aggregating approximately $95 million (including financial advisory, legal, accounting, consulting, public relations and proxy solicitation fees, registration and regulatory filing fees, and printing and mailing costs associated with this proxy statement/prospectus but excluding the unsolicited offer fee to Lazard, if any, and certain of Maytag's costs related solely to its terminated transaction with Triton Acquisition Holdings Inc.). In addition, the combined company will incur a maximum of $15 million for the payment of retention bonuses to specified Maytag employees and a maximum of approximately $26.6 million to pay change of control severance benefits (calculated on the assumption that all executives and covered employees have a qualifying termination of employment as of December 31, 2005) and, in the event of such terminations, certain "tax gross-up" payments.

        Whirlpool intends to finance the cash portion of the consideration to be paid to Maytag stockholders in the merger, other expenses of the transaction, and the retirement of Maytag's outstanding short-term debt through the issuance of commercial paper supported by its current and new credit facilities. Whirlpool expects to amend and restate its current credit facility and enter into a new credit facility prior to the special meeting.

        Subsequent to the acquisition, Whirlpool expects to consider alternatives to refinance or reduce the amount of commercial paper outstanding, including through the issuance of long-term debt.

Accounting Treatment of the Merger (see page 79)

        The merger will be accounted for using the purchase method of accounting.

Conditions to the Merger (see page 99)

        Before the merger is completed, a number of conditions must be satisfied or waived (to the extent permitted by law). These include:

  •
  adoption of the merger agreement by holders of a majority of the outstanding shares of Maytag common stock;

  •
  termination or expiration of the applicable waiting period (or any extension) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

  •
  the obtaining or making of any consents and filings required to be made prior to the closing of the merger under any antitrust laws, the absence of which would reasonably be expected to have a material adverse effect on Maytag or Whirlpool or result in a criminal violation;

  •
  the absence of any legal prohibitions against the merger;

  •
  the approval for listing on the New York Stock Exchange of the shares of Whirlpool common stock to be issued as contemplated in the merger agreement;

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  the continued accuracy of Maytag's and Whirlpool's representations and warranties;

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  the performance by each of Maytag and Whirlpool of its obligations under the merger agreement; and

  •
  the absence of a material adverse effect on Maytag or Whirlpool.

In the event of a waiver of a material condition, Maytag intends to resolicit stockholder approval for adoption of the merger agreement to the extent required by applicable law.

Regulatory Matters Relating to the Merger (see page 77)

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and related rules, referred to as the HSR Act, the merger cannot be completed until the expiration of a waiting period that follows the filing of notification forms by both parties to the transaction with the Federal Trade Commission and Antitrust Division of the Department of Justice. Whirlpool and Maytag submitted their respective notification and report forms on September 6, 2005. On October 6, 2005, the Antitrust Division of the Department of Justice issued a request for additional information regarding the proposed merger. Whirlpool and Maytag are working closely with the Department of Justice, cooperating fully with its investigation, and seeking to respond promptly to its request for additional information. Whirlpool and Maytag expect that the requirements of the HSR Act may be satisfied so that the merger can be completed as early as the first quarter of 2006.

        In addition, Whirlpool and Maytag have submitted merger notification filings to foreign regulatory authorities in Canada, Mexico, Colombia, Brazil, and Germany. To date, clearance has been received from the Colombian and German regulatory authorities.

Termination (see page 101)

        Maytag or Whirlpool may agree in writing to terminate the merger agreement at any time without completing the merger, even after Maytag's stockholders have adopted it. The merger agreement may also be terminated at any time prior to the effective time of the merger under specified circumstances, including:

  •
  by either party, if the merger is not completed by December 31, 2006, unless the failure is the result of a willful and material breach of the merger agreement by the party seeking to terminate the merger agreement;

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  by either party, if any governmental entity issues a final order preventing the merger;

  •
  by either party, if Maytag stockholders fail to adopt the merger agreement at the special meeting;

  •
  by either party, if the other party to the merger agreement has breached or failed to perform in any material respect any of its representations, warranties or covenants, the breach would give rise to a failure of a condition to the terminating party's obligation to close and the breach cannot be or has not been cured by December 31, 2006 (provided that the party seeking termination is not then in willful and material breach of any representation, warranty or covenant);

  •
  by Whirlpool, if Maytag's board of directors has (a) withdrawn or modified, or publicly proposed to withdraw or modify, its approval or recommendation of the merger agreement or the merger in a manner adverse to Whirlpool or Whirlpool Acquisition, (b) failed to recommend to Maytag stockholders that they adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger, or (c) approved or recommended, or publicly proposed to approve or recommend, any company takeover proposal (as defined in the section entitled "The Merger Agreement—Covenants—No Solicitation by Maytag" beginning on page 93 of this proxy statement/prospectus);

  •
  by Whirlpool, if Maytag has notified Whirlpool that its board of directors has determined that a company takeover proposal is a superior company proposal (as defined in the section entitled "The Merger Agreement—Covenants—No Solicitation by Maytag" beginning on page 93 of this proxy statement/prospectus) and that the failure to withdraw or modify its recommendation would be inconsistent with the Maytag board of directors' fiduciary duties under applicable law; and

  •
  by Maytag, if prior to receipt of the Maytag stockholder approval, Maytag's board of directors has received a superior company proposal (as defined in the section entitled "The Merger Agreement—Covenants—No Solicitation by Maytag" beginning on page 93 of this proxy statement/prospectus) and the board of directors of Maytag and Maytag have satisfied each of the prerequisite steps for terminating the agreement described in clause (e) of the section entitled "The Merger Agreement—Termination" beginning on page 101 of this proxy statement/prospectus.

Termination Fees and Reimbursement Obligations (see page 102)

        Maytag must (a) pay Whirlpool a termination fee of $60 million and (b) reimburse Whirlpool for its payment of $40 million to Maytag to reimburse Maytag for payment of a termination fee under the Triton agreement, if the merger agreement is terminated because:

  •
  Whirlpool terminates the merger agreement for any of the reasons described in the fifth and sixth bullets of the section entitled "—Termination" above;

  •
  After the date of the merger agreement and prior to the termination of the merger agreement,

  (a)
  any person makes a proposal (i) for a merger or other business combination involving Maytag, (ii) for the issuance by Maytag of over 40% of its equity securities as consideration for the assets or securities of another person, or (iii) to acquire over 40% of the equity securities or assets of Maytag, or amends such a proposal made prior to the date of the merger agreement;

  (b)
  the merger agreement is terminated as a result of (i) the failure of the merger to occur prior to December 31, 2006 (and prior to such termination Maytag has breached or failed to perform any of its covenants or agreements set forth in the merger agreement), (ii) Maytag's stockholders failure to adopt the merger agreement at a duly held meeting of the stockholders and prior to such Maytag stockholder meeting a proposal described in clause (a) is publicly announced, or (iii) Maytag's material breach of its representations or covenants under the merger agreement such that the applicable condition would not be satisfied, and such breach cannot be cured by December 31, 2006 (provided that Whirlpool is not then in willful and material breach of the merger agreement); and

  (c)
  prior to the twelve-month anniversary of the termination, Maytag enters into a definitive agreement or consummates a transaction contemplated by a proposal described in clause (a).

  •
  Maytag terminates the merger agreement for the reason described in the last bullet of the section entitled "—Termination" above in connection with its receipt of a superior company proposal.

        Under the merger agreement, Maytag must pay Whirlpool a termination fee of $60 million within five business days of termination, if the merger agreement is terminated by reason of Maytag knowingly breaching its obligations described in the section entitled "The Merger Agreement—Covenants—No Solicitation by Maytag" beginning on page 93 of this proxy statement/prospectus (unless such breach has only an immaterial effect on Whirlpool). In the event that, prior to the twelve-month anniversary of the termination, Maytag enters into a definitive agreement or consummates a transaction described in (a) above, Maytag must also reimburse Whirlpool for its payment of $40 million to reimburse Maytag for payment of a termination fee under the Triton agreement.

        Whirlpool must pay Maytag a termination fee of $120 million if any governmental entity issues a final order preventing the merger as violative of any antitrust law and certain other conditions are met. In addition, Whirlpool must indemnify Maytag for up to $15 million for the payment of retention bonuses to specified Maytag employees upon certain termination events.

Material U.S. Federal Income Tax Consequences of the Merger (see page 79)

        We expect that the merger will be a fully taxable transaction for U.S. federal income tax purposes. Accordingly, Maytag stockholders will generally recognize gain or loss as a result of the merger equal to the difference between the amount of cash and the fair market value of Whirlpool stock received in the merger and the stockholders' adjusted tax basis in the Maytag common stock surrendered in the merger. Generally, if a stockholder has held the shares for more than one year, any gain will be characterized as long-term capital gain. The deductibility of capital losses is subject to limitations.

        For more information concerning the U.S. federal income tax consequences of the merger, please see the section entitled "The Merger—Material U.S. Federal Income Tax Consequences of the Merger" beginning on page 79 of this proxy statement/prospectus.

        Tax matters are very complicated and the consequences of the merger to any particular Maytag stockholder will depend on that stockholder's particular facts and circumstances. Maytag stockholders are strongly urged to consult their own tax advisors to determine their own tax consequences from the merger.

Restrictions on the Ability to Sell Whirlpool Common Stock (see page 80)

        All shares of Whirlpool common stock you receive in connection with the merger will be freely transferable unless you are considered an "affiliate" of either Maytag or Whirlpool for the purposes of the Securities Act at the time the merger agreement is submitted to Maytag stockholders for adoption, in which case you will be permitted to sell the shares of Whirlpool common stock you receive in the merger only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act. This proxy statement/prospectus does not register the resale of stock held by affiliates and the merger agreement does not obligate Whirlpool to file a registration statement for this purpose.

Appraisal Rights for Maytag Stockholders (see page 82)

        Under Delaware law, if you do not vote for adoption of the merger agreement and you comply with other statutory requirements of the Delaware General Corporation Law, you may elect to receive, in cash, the judicially determined fair value of your shares of stock in lieu of the merger consideration provided for under the merger agreement.

        Merely voting against the merger will not protect your rights to an appraisal, which requires all the steps provided under Delaware law. Requirements under Delaware law for exercising appraisal rights are described in the section entitled "Appraisal Rights for Maytag Stockholders" beginning on page 82 of this proxy statement/prospectus. The relevant section of Delaware law regarding appraisal rights is reproduced and attached as Annex C to this proxy statement/prospectus.

        If you vote for the merger, you will waive your rights to seek appraisal of your shares of Maytag common stock under Delaware law.

Market Price and Dividend Information (see page 22)

        Both Whirlpool and Maytag common stock trade on the New York Stock Exchange. Whirlpool is listed under the trading symbol "WHR" and Maytag is listed under the trading symbol "MYG." On July 15, 2005, the last trading day before the public announcement of Whirlpool's initial non-binding proposal to acquire Maytag for consideration valued at $17.00 per share of Maytag common stock, Whirlpool common stock closed at $69.99 per share and Maytag common stock closed at $15.45 per share. On August 9, 2005, the last trading day before the public announcement of Whirlpool's binding offer, which is embodied in the merger agreement, to acquire Maytag for consideration valued at $21.00 per share of Maytag common stock, Whirlpool common stock closed at $83.03 per share and Maytag common stock closed at $18.64 per share. On August 19, 2005, the last trading day before the public announcement of the signing of the merger agreement, Whirlpool common stock closed at $81.83 per share and Maytag common stock closed at $18.71 per share.

        On November 18, 2005, the most recent practicable date prior to the date of this proxy statement/prospectus, Whirlpool common stock closed at $80.03 per share and Maytag common stock closed at $17.47 per share.

Surrender of Stock Certificates (see page 86)

        Following the effective time of the merger, a letter of transmittal will be mailed to all holders of Maytag common stock containing instructions for surrendering their certificates. Certificates should not be surrendered until the letter of transmittal is received, fully completed, and returned as instructed in the letter of transmittal.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
OF WHIRLPOOL CORPORATION

        We are providing the following information to aid you in your analysis of the financial aspects of the merger. The selected historical financial data in the table below for the nine months ended September 30, 2005 and September 30, 2004 were derived from Whirlpool's unaudited consolidated financial statements. The data for the five years ended December 31, 2004 were derived from Whirlpool's audited consolidated financial statements. This information is only a summary. You should read it together with Whirlpool's historical financial statements and related notes contained in quarterly and annual reports and other information Whirlpool has filed with the SEC and incorporated by reference in this proxy statement/prospectus. See the section entitled "Additional Information for Stockholders—Documents Incorporated by Reference" beginning on page 114 of this proxy statement/prospectus. In the opinion of Whirlpool's management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial data for the nine months ended September 30, 2005 and September 30, 2004 have been reflected therein. Operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the full year.

	Nine Months Ended September 30		Year Ended December 31
	2005	2004	2004	2003	2002	2001	2000
	(in millions, except per share data)
Statement of Operations Data:
Net sales	$10,363	$9,588	$13,220	$12,176	$11,016	$10,343	$10,325
Cost of products sold	$8,175	$7,462	$10,358	$9,423	$8,473	$7,925	$7,838
Selling, general and administrative	$1,588	$1,525	$2,087	$1,916	$1,736	$1,639	$1,651
Operating profit(1)	$574	$595	$758	$830	$692	$306	$807
Earnings from continuing operations	$296	$309	$406	$414	$262	$34	$367
Per share of common stock:
Diluted earnings from continuing operations	$4.35	$4.46	$5.90	$5.91	$3.78	$0.50	$5.20
Dividends	$1.29	$1.29	$1.72	$1.36	$1.36	$1.36	$1.36
	As of September 30		As of December 31
	2005	2004	2004	2003	2002	2001	2000
Balance Sheet Data:
Working capital	$433	$468	$529	$276	$(178)	$209	$(66)
Total assets	$8,269	$7,847	$8,181	$7,361	$6,631	$6,967	$6,902
Long-term debt	$746	$1,127	$1,160	$1,134	$1,092	$1,295	$795
Stockholders' equity	$1,893	$1,380	$1,606	$1,301	$739	$1,458	$1,684

(1)
Restructuring and special operating charges were $26 million and $6 million for the nine months ended September 30, 2005 and September 30, 2004, respectively, $22 million in 2004, $14 million in 2003, $161 million in 2002, and $212 million in 2001.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF MAYTAG CORPORATION

        The selected historical financial data in the table below for the nine months ended October 1, 2005 and October 2, 2004 were derived from Maytag's unaudited consolidated financial statements. The data for the five years ended January 1, 2005 were derived from Maytag's audited consolidated financial statements. This information is only a summary. You should read it together with Maytag's historical financial statements and related notes contained in the quarterly and annual reports and other information Maytag has filed with the SEC and incorporated by reference in this proxy statement/prospectus. See the section entitled "Additional Information for Stockholders—Documents Incorporated by Reference" beginning on page 114 of this proxy statement/prospectus. In the opinion of Maytag's management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial data for the nine months ended October 1, 2005 and October 2, 2004 have been reflected therein. Operating results for the nine months ended October 1, 2005 are not necessarily indicative of the results that may be expected for the full year.

	Nine Months Ended		Year Ended(1)
	October 1, 2005	October 2, 2004	January 1, 2005(2)	January 3, 2004(3)	December 28, 2002(4)	December 29, 2001(5)	December 31, 2000(6)
	(in millions, except per share data)
Statement of Operations Data:
Net sales	$3,660	$3,557	$4,722	$4,792	$4,666	$4,185	$3,892
Cost of sales	$3,278	$3,040	$4,061	$3,932	$3,661	$3,320	$2,906
Selling, general and administrative expenses	$329	$388	$507	$555	$578	$566	$506
Operating income	$43	$47	$40	$228	$359	$289	$440
Earnings (loss) from continuing operations	$(7)	$5	$(9)	$114	$191	$162	$216
Per share of common stock:
Diluted earnings (loss) from continuing operations	$(0.09)	$0.06	$(0.12)	$1.45	$2.44	$2.07	$2.63
Dividends	$0.36	$0.54	$0.72	$0.72	$0.72	$0.72	$0.72
	As of		As of
	October 1, 2005	October 2, 2004	January 1, 2005(2)	January 3, 2004(3)	December 28, 2002(4)	December 29, 2001(5)	December 31, 2000(6)
Balance Sheet Data:
Working capital	$371	$537	$535	$321	$160	$306	$105
Total assets	$2,989	$2,940	$3,020	$3,024	$3,104	$3,131	$2,647
Long-term debt, less current portion	$759	$973	$973	$875	$739	$932	$445
Total notes payable and long-term debt	$974	$996	$979	$971	$1,113	$1,214	$808
Stockholders' equity (deficit)	$(95)	$40	$(75)	$66	$42	$24	$22

(1)
The twelve months ended January 3, 2004 consisted of 53 weeks; all other years in this table consisted of 52 weeks.

(2)
Operating income includes restructuring and related charges of $70 million, a charge of $10 million for goodwill impairment, a charge of $34 million for front-load washer litigation, and a gain of $10 million on the sale of property. The after-tax impact of the restructuring and related charges of $47 million, goodwill impairment of $10 million, front-load washer litigation charges of

  $23 million, and the gain of $8 million on the sale of property are all included in loss from continuing operations. Loss from continuing operations also includes a $7 million after-tax charge for an adverse judgment on a pre-acquisition distributor lawsuit.

(3)
Operating income includes restructuring and related charges of $65 million and a charge of $11 million for asset impairment. The after-tax charge associated with restructuring of $44 million and the after-tax charge for asset impairment of $8 million are both included in earnings from continuing operations. Earnings from continuing operations also includes a $7 million after-tax charge for loss on investment.

(4)
Operating income includes a $67 million restructuring charge associated with the closing of Maytag's refrigeration plant located in Galesburg, Illinois and an $8 million gain on the sale of a distribution center. The after-tax gain on the distribution center of $6 million and the after-tax restructuring charge of $44 million associated with the refrigeration plant closing are both included in earnings from continuing operations. Application of the nonamortization provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001 resulted in an increase in operating income and earnings from continuing operations of approximately $10 million for the years after 2001. 2003 and 2002 include a full year of net sales from Amana that was acquired effective August 1, 2001. Maytag integrated Amana activities within its existing appliance organization during 2002 and Amana net sales in 2002 and thereafter are no longer distinguishable. Subsequent to the Amana acquisition, beginning in 2002, merchandising programs, brand and product activities were combined and any subsequent data would not be comparable to the 2001 information.

(5)
Operating income includes restructuring charges of $10 million associated with a salaried workforce reduction. The after-tax restructuring charge of $6 million is included in earnings from continuing operations. Earnings from continuing operations also include a charge of $7 million for loss on investment and a one-time tax credit of $42 million. 2001 includes the net sales of Amana of $295 million from the date of its acquisition, August 1, 2001.

(6)
Operating income includes charges of $40 million associated with terminated product initiatives, asset write-downs and severance costs related to management changes. The after-tax charge of $25 million is included in earnings from continuing operations. Earnings from continuing operations also includes a charge of $18 million ($11 million after-tax) for loss on investment.

Recent Developments

        On November 7, 2005, Maytag announced that it expects to close its Florence, South Carolina laundry plant early in the first quarter of 2006. Restructuring and related charges associated with the plant closing are expected to be in the range of $40–$50 million of which the majority should be recognized in the fourth quarter of 2005. Additional details about the plant closure can be found in Maytag's Current Report on Form 8-K filed with the SEC on November 7, 2005 incorporated by reference in this proxy statement/prospectus. See the section entitled "Additional Information for Stockholders—Documents Incorporated by Reference" beginning on page 114 of this proxy statement/prospectus.

        On November 8, 2005, Maytag entered into a five-year secured $600 million credit facility under which its obligations are unconditionally guaranteed by several of its wholly-owned subsidiaries. The new credit facility replaced a $300 million secured credit facility that was to expire on March 5, 2007. The new credit facility provides for a revolving credit commitment of up to $600 million. Maytag may from time to time increase the revolving credit commitment up to a maximum aggregate revolving credit commitment of $750 million. Additional details about the new credit facility can be found in Maytag's Current Report on Form 8-K filed with the SEC on November 14, 2005 incorporated by reference in this proxy statement/prospectus. See the section entitled "Additional Information for

Stockholders—Documents Incorporated by Reference" beginning on page 114 of this proxy statement/prospectus.

        On November 9, 2005, as part of the annual review of long-term incentive compensation by the Compensation Committee of the Maytag Board, the Committee established target, threshold, and maximum targets for a three year long-term incentive award called the 2006 Executive Economic Profit Plan for certain Maytag employees, including its executive officers, which cover the 2006–2008 award cycle. Additional details about the 2006 Executive Economic Profit Plan can be found in the section entitled "The Merger—Interests of Certain Persons in the Merger" beginning on page 72 of this proxy statement/prospectus and in Maytag's Current Report on Form 8-K filed with the SEC on November 15, 2005 incorporated by reference in this proxy statement/prospectus. See the section entitled "Additional Information for Stockholders—Documents Incorporated by Reference" beginning on page 114 of this proxy statement/prospectus.

        On November 16, 2005, Maytag announced that Mr. Arthur B. Learmonth, President of Maytag Services business unit, was promoted to the position of Acting President for Maytag Appliances business unit, and reclassified as an executive officer. Maytag also announced that Mr. David R. McConnaughey, Vice President, Maytag All-Brand Services in Maytag Services, was promoted to the position of Acting President, Maytag Services, replacing Mr. Learmonth. Both Mr. Learmonth and Mr. McConnaughey will report directly to Mr. Ralph F. Hake, Maytag Chairman and CEO.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

        The merger will be accounted for under the purchase method of accounting, which means the assets and liabilities of Maytag will be recorded, as of completion of the merger, at their respective fair values and added to those of Whirlpool. For a more detailed description of purchase accounting, please see the section entitled "The Merger—Accounting Treatment of the Merger" beginning on page 79 of this proxy statement/prospectus.

        The selected unaudited pro forma combined financial information presented below reflects the purchase method of accounting and is for illustrative purposes only. The selected unaudited pro forma combined financial information may have been different had the companies actually been combined. The selected unaudited pro forma combined financial information does not reflect the effect of asset dispositions, if any, or revenue, cost or other operating synergies that may result from the merger. You should not rely on the selected unaudited pro forma combined financial information as being indicative of the historical results that would have been achieved had the companies been combined during the periods presented or the future results that may be achieved after the merger.

        The following selected unaudited pro forma combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes attached as Annex E to this proxy statement/prospectus.

	For the Nine Months Ended September 30, 2005	For the Year Ended December 31, 2004
	(in millions, except per share data)
Statement of Operations Data:
Net sales	$13,970	$17,891
Cost of products sold	$11,095	$14,013
Selling, general and administrative	$2,235	$2,978
Operating profit	$603	$771
Net earnings	$254	$347
Per Common Share Data:
Basic earnings from continuing operations:
Basic	$3.30	$4.48
Diluted	$3.25	$4.39
Dividends	$1.29	$1.72
Weighted-average common shares outstanding:
Basic	77.0	77.5
Diluted	78.2	79.0
As of September 30, 2005
(in millions)
Balance Sheet Data:
Total assets	$13,738
Working capital	$693
Long-term debt	$2,255
Stockholders' equity	$2,743

UNAUDITED COMPARATIVE PER SHARE DATA

        The following table sets forth selected historical per share information of Whirlpool and Maytag and unaudited combined per share information after giving effect to the merger between Whirlpool and Maytag, under the purchase method of accounting, assuming that 10.1 million shares of Whirlpool common stock had been issued in exchange for all outstanding shares of Maytag common stock on a fully diluted basis. You should read this information in conjunction with the selected historical financial information of Whirlpool and Maytag, included elsewhere in this proxy statement/prospectus, and the historical financial statements of Whirlpool and Maytag and related notes that are incorporated in this document by reference. The unaudited pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and accompanying notes attached as Annex E to this proxy statement/prospectus. For Whirlpool, the historical per share information is derived from audited financial statements as of and for the year ended December 31, 2004, and unaudited financial statements as of and for the nine months ended September 30, 2005. For Maytag, the historical per share information is derived from audited financial statements as of and for the year ended January 1, 2005, and unaudited financial statements as of and for the nine months ended October 1, 2005. The unaudited pro forma Whirlpool per share equivalents are calculated by combining the Whirlpool historical share amounts with pro forma amounts from Maytag, assuming an exchange ratio of 0.1258 which is based on the weighted average trading price of $83.4488 per share for Whirlpool common stock on August 12, 2005.

        The unaudited pro forma combined per share information does not purport to represent what the actual results of operations of Whirlpool and Maytag would have been had the companies been combined during the periods presented or to project Whirlpool's and Maytag's results of operations that may be achieved after the merger.

	As of and For the Nine Months Ended September 30, 2005/ October 1, 2005	As of and For the Year Ended December 31, 2004/ January 1, 2005
Whirlpool Historical Per Share of Common Stock:
Basic Earnings from Continuing Operations Per Share of Common Stock	$4.42	$6.02
Diluted Earnings from Continuing Operations Per Share of Common Stock	$4.35	$5.90
Book Value Per Share of Common Stock	$27.80	$23.31
Cash Dividends Per Share of Common Stock	$1.29	$1.72
Maytag Historical Per Share of Common Stock:
Basic Earnings (loss) from Continuing Operations Per Share of Common Stock	$(0.09)	$(0.12)
Diluted Earnings (loss) from Continuing Operations Per Share of Common Stock	$(0.09)	$(0.12)
Book Value (deficit) Per Share of Common Stock	$(1.19)	$(0.95)
Cash Dividends Per Share of Common Stock	$0.36	$0.72
Pro Forma Combined Per Share of Whirlpool Common Stock:
Basic Earnings from Continuing Operations Per Share of Common Stock	$3.30	$4.48
Diluted Earnings from Continuing Operations Per Share of Common Stock	$3.25	$4.39
Book Value Per Share of Common Stock	$35.07	—
Cash Dividends Per Share of Common Stock	$1.29	$1.72
Pro Forma Combined Per Share of Maytag Equivalent Common Stock:
Basic Earnings from Continuing Operations Per Share of Common Stock	$0.42	$0.56
Diluted Earnings from Continuing Operations Per Share of Common Stock	$0.41	$0.55
Book Value Per Share of Common Stock	$4.41	—
Cash Dividends Per Share of Common Stock	$0.16	$0.22

MARKET PRICE AND DIVIDEND INFORMATION

Comparative Stock Prices and Dividends

        Whirlpool common stock and Maytag common stock are each listed and traded on the New York Stock Exchange under the symbols "WHR" and "MYG," respectively. The following table sets forth, for the respective fiscal periods of Whirlpool and Maytag indicated, the high and low trading prices per share of Whirlpool common stock and Maytag common stock as reported in Bloomberg Financial Markets. The table also sets forth the quarterly cash dividends per share declared by Whirlpool with respect to its common stock and by Maytag with respect to its common stock.

	Whirlpool Common Stock			Maytag Common Stock
For the quarterly period ended
	High	Low	Dividends	High	Low	Dividends
March 31, 2002	$79.80	$61.85	$0.34	$45.75	$29.83	$0.18
June 30, 2002	$78.20	$63.45	$0.34	$47.94	$41.25	$0.18
September 30, 2002	$66.36	$44.79	$0.34	$42.87	$22.20	$0.18
December 31, 2002	$55.99	$39.23	$0.34	$31.78	$18.84	$0.18
March 31, 2003	$57.92	$42.80	$0.34	$30.70	$17.90	$0.18
June 30, 2003	$65.66	$48.41	$0.34	$27.10	$18.60	$0.18
September 30, 2003	$71.95	$62.25	$0.34	$28.38	$23.36	$0.18
December 31, 2003	$73.35	$65.52	$0.34	$28.65	$24.15	$0.18
March 31, 2004	$80.00	$66.60	$0.43	$31.57	$26.46	$0.18
June 30, 2004	$70.98	$61.05	$0.43	$32.21	$22.73	$0.18
September 30, 2004	$68.88	$58.15	$0.43	$24.57	$17.47	$0.18
December 31, 2004	$69.77	$54.53	$0.43	$21.39	$15.30	$0.18
March 31, 2005	$71.25	$61.53	$0.43	$21.15	$13.30	$0.18
June 30, 2005	$74.05	$60.78	$0.43	$16.21	$9.21	$0.09
September 30, 2005	$85.70	$69.01	$0.43	$19.97	$15.36	$0.09
Through November 18, 2005	$80.46	$67.89	$0.43	$18.09	$15.93	$0.09

        On July 15, 2005, the last trading day before the public announcement of Whirlpool's initial non-binding proposal to acquire Maytag for consideration valued at $17.00 per share of Maytag common stock, Whirlpool common stock closed at $69.99 per share and Maytag common stock closed at $15.45 per share. On August 9, 2005, the last trading day before the public announcement of Whirlpool's increased binding offer, embodied in the merger agreement, to acquire Maytag for consideration valued at $21.00 per share of Maytag common stock, Whirlpool common stock closed at $83.03 per share and Maytag common stock closed at $18.64 per share. On August 19, 2005, the last trading day before the public announcement of the signing of the merger agreement, Whirlpool common stock closed at $81.83 per share and Maytag common stock closed at $18.71 per share. On November 18, 2005, the most recent practicable date prior to the date of this proxy statement/prospectus, Whirlpool common stock closed at $80.03 per share and Maytag common stock closed at $17.47 per share.

Number of Maytag Stockholders

        As of November 2, 2005, there were 21,788 stockholders of record of Maytag common stock, as shown on the records of Maytag's transfer agent.

Shares Held by Certain Stockholders

        Adoption of the merger agreement by Maytag's stockholders requires the affirmative vote of the holders of a majority of the shares of Maytag common stock outstanding as of the record date. As of November 2, 2005, approximately 1.07% of the outstanding shares of Maytag common stock were held by directors and executive officers of Maytag and their affiliates. Since the date the merger agreement was executed, directors and executive officers of Maytag and their affiliates as of November 2, 2005 have sold approximately 18,800 shares of Maytag common stock. Although the directors of Maytag are not party to any voting agreements and do not have any obligations to vote in favor of the merger agreement, they have indicated their intention to vote their outstanding shares of Maytag common stock for the adoption of the merger agreement. As of November 2, 2005, none of the directors and executive officers of Whirlpool owned any shares of Maytag common stock.

RISK FACTORS

        In addition to the other information included and incorporated by reference in this proxy statement/prospectus, you should carefully read and consider the following factors in evaluating the proposals to be voted on at the special meeting of Maytag stockholders.

Risks Relating to the Merger

Maytag will be subject to business uncertainties and contractual restrictions while the merger is pending.

        Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Maytag and consequently on Whirlpool. These uncertainties may impair Maytag's ability to retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Maytag to defer purchases or other decisions concerning Maytag, or to seek to change existing business relationships with Maytag. If key employees depart because of uncertainty about their future roles and the potential complexities of integration, the combined company's business following the merger could be harmed. In addition, the merger agreement restricts Maytag from making certain acquisitions and taking other specified actions without the consent of Whirlpool until the merger occurs. These restrictions may prevent Maytag from pursuing attractive business opportunities that may arise prior to the completion of the merger. Please see the section entitled "The Merger Agreement—Covenants" beginning on page 89 of this proxy statement/prospectus for a description of the restrictive covenants applicable to Maytag.

Because the market price of Whirlpool common stock may fluctuate, you cannot be certain of the precise value of the merger consideration you will receive in the merger.

        You cannot be certain of the precise value of the merger consideration to be received at closing. If the merger is completed, you will be entitled to receive, for each share of Maytag common stock that you own, $10.50 in cash plus a fraction of a share of Whirlpool common stock equal to an exchange ratio based on the reference price during the reference price determination period. The exchange ratio will adjust to ensure that the fraction of a share of Whirlpool common stock you receive will be equal to $10.50 divided by the reference price so long as the reference price is between $75.1039 and $91.7937. However, the market value of that fraction of a share of Whirlpool common stock you receive may be greater or less than $10.50, as the trading price of Whirlpool common stock on the date of the merger may be greater or less than the reference price used to determine the exchange ratio. If the reference price is less than $75.1039, the exchange ratio will no longer adjust upward, and you will receive 0.1398 of a share of Whirlpool common stock for each share of Maytag common stock that you own. This means that the value of the fraction of a share of Whirlpool common stock you will receive will be below $10.50 to the extent the market price of Whirlpool common stock is below $75.1039 when the merger is completed. If, however, the reference price is greater than $91.7937, the exchange ratio will no longer adjust downward, and you will receive 0.1144 of a share of Whirlpool common stock for each share of Maytag common stock that you own. This means that the value of the fraction of a share of Whirlpool common stock you will receive will be above $10.50 to the extent the market price of Whirlpool common stock is above $91.7937 when the merger is completed. The formula for calculating the exchange ratio is set forth in the section entitled "The Merger Agreement—Merger Consideration" beginning on page 85 of this proxy statement/prospectus.

        The prices of Maytag common stock and Whirlpool common stock at the closing of the merger may vary from their respective prices on the date the merger agreement was signed, on the date of this proxy statement/prospectus, and on the date of the special meeting. For example, (a) during 2004 and 2005 (through November 18, 2005), the trading prices of Maytag common stock on the New York Stock Exchange ranged from a low sale price of $9.21 per share to a high sale price of $32.21 per share and (b) during 2004 and 2005 (through November 18, 2005), the trading prices of Whirlpool common stock on the New York Stock Exchange ranged from a low sale price of $54.53 per share to a high sale price of $85.70 per share. These variations may be the result of various factors, including:

  •
  changes in the business, operations or prospects of Whirlpool, Maytag or the combined company;

  •
  governmental, regulatory and/or litigation developments;

  •
  market assessments as to whether and when the merger will be completed;

  •
  the timing of completion of the merger; and

  •
  general stock market, economic and political conditions.

        The exchange ratio may not be determined until after the date of the special meeting. Therefore, at the time of the special meeting you may not know the precise value of the merger consideration you will receive on the date the merger is completed. You are urged to obtain a current market quotation for Whirlpool common stock.

Failure to complete the merger could negatively affect the stock price and the future business and financial results of Maytag.

        Although Maytag has agreed that its board will, subject to fiduciary exceptions, recommend that stockholders approve the proposal relating to the merger agreement, there is no assurance that this proposal will be approved, and there is no assurance that Whirlpool and Maytag will receive the necessary regulatory approvals or satisfy the other conditions to the completion of the merger. If the merger is not completed for any reason, Maytag will be subject to several risks, including the following:

  •
  Maytag may be required to pay and reimburse Whirlpool amounts of up to $100 million in the aggregate if the merger agreement is terminated under certain circumstances;

  •
  The current market price of Maytag common stock may reflect a market assumption that the merger will occur, and a failure to complete the merger could result in a negative perception by the market of Maytag generally and a resulting decline in the market price of Maytag common stock;

  •
  Many costs relating to the merger (such as legal, accounting, and a portion of its financial advisory fees) are payable by Maytag whether or not the merger is completed;

  •
  There may be substantial disruption to the business of Maytag and a distraction of its management and employees from day-to-day operations, because matters related to the merger (including integration planning) may require substantial commitments of time and resources, which could otherwise have been devoted to other opportunities that could have been beneficial; and

  •
  Maytag would continue to face the risks that it currently faces as a independent company, as further described in the documents that Maytag has filed with the SEC that are incorporated by reference into this proxy statement/prospectus.

        In addition, Maytag would not realize any of the expected benefits of having completed the merger. If the merger is not completed, the risks described above may materialize and materially adversely affect Maytag's business, financial results, financial condition, and stock price.

Some of the directors and executive officers of Maytag have interests and arrangements that could have influenced their decisions to support or approve the merger.

        The interests of some of the directors and executive officers of Maytag are different from those of Maytag stockholders, and directors and officers of Maytag may have participated in arrangements that are different from, or in addition to, those of Maytag stockholders. For a description of the benefits management will receive in combination with the merger, please see the section entitled "The Merger—Interests of Certain Persons in the Merger" beginning on page 72 of this proxy statement/prospectus.

The merger agreement limits Maytag's ability to pursue alternatives to the merger.

        The merger agreement contains provisions that limit Maytag's ability to pursue alternatives to the merger with Whirlpool. These provisions include a prohibition on Maytag soliciting any proposal or offer for a competing transaction and a requirement that Maytag pay Whirlpool a termination fee of $60 million and reimburse Whirlpool for the $40 million that Whirlpool paid to reimburse Maytag for Maytag's payment of $40 million to terminate the Triton agreement if the merger agreement is terminated in specified circumstances thereafter and an alternative transaction is entered into or completed.

        Whirlpool required Maytag to agree to these provisions as a condition to Whirlpool's willingness to enter into the merger agreement. These provisions, however, might discourage a third party that might have an interest in acquiring all of or a significant part of Maytag from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher per share market price than the current proposed merger consideration. Furthermore, a potential competing acquiror might propose to pay a lower per share price to Maytag stockholders than it would otherwise have proposed to pay because of Maytag's obligation, in connection with termination of the merger agreement, to (i) pay Whirlpool a $60 million termination fee and (ii) reimburse Whirlpool for its payment to Maytag of $40 million in connection with Maytag's termination of the Triton agreement.

The price of Whirlpool common stock may be affected by factors different from those affecting the price of Maytag common stock.

        Holders of Maytag common stock will receive Whirlpool common stock in the merger and thus will become holders of Whirlpool common stock. Whirlpool's business differs from that of Maytag because Whirlpool has substantial operations outside the United States and focuses exclusively on home appliances. Therefore, Whirlpool's results of operations, as well as the price of Whirlpool common stock, may be affected by factors different from those affecting Maytag's results of operations and the price of Maytag common stock. The price of Whirlpool common stock may fluctuate significantly following the merger, including fluctuation due to factors over which Whirlpool has no control. For a discussion of the businesses of Whirlpool and Maytag, see Whirlpool's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (as amended) and Maytag's Annual Report on Form 10-K for the fiscal year ended January 1, 2005, which are incorporated by reference in this proxy statement/prospectus.

Risks Relating to Whirlpool and the Combined Company After the Merger

Whirlpool may be unable to successfully integrate the businesses of Maytag on a timely basis and realize the full anticipated benefits of the merger.

        The merger involves the integration of two companies that have previously operated independently. As with every merger, there are potential difficulties of combining the companies' businesses. These may include the integration of Maytag's sales and marketing, distribution, manufacturing, engineering, finance, and administrative operations, both domestic and international, with and into Whirlpool's operations. Whirlpool's process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company's businesses and the loss of key personnel. The diversion of management's attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies'

operations of these businesses could have an adverse effect on the business, results of operations, financial condition or prospects of Whirlpool after the merger.

        Whirlpool expects certain efficiencies to arise from the merger, generating certain cost savings, and expects that achieving these efficiencies will require one-time costs and capital investment currently estimated to be in the range of $350 million to $500 million. See the section entitled "The Merger—Whirlpool's Reasons for the Merger" beginning on page 72 of this proxy statement/prospectus. Achievement of these benefits will depend in part upon how and when the businesses of Whirlpool and Maytag are integrated and whether there any additional costs are incurred in connection with such integration. If the anticipated benefits are not realized fully or in a timely manner, or if there are significant additional costs, Whirlpool's financial results could be adversely affected.

Whirlpool's failure to successfully compete in the home appliance industry could adversely affect revenues and decrease earnings.

        The home appliance industry is characterized by intense competition. In each segment, there is a growing number of competitors, including an increasing number of foreign-based competitors, some of which have strong consumer brand equity. Several, such as LG, Samsung, and Bosch, are large well-established companies that rank among the Global Fortune 150 and have demonstrated a commitment to North America through competitive imports and North American production. The elements of competition include cost, selling price, distribution and other financial incentives (such as cooperative advertising, co-marketing funds, sales person incentives, volume rebates, and terms), performance, innovation, product features, and quality. In particular, in the past, Whirlpool's competitors, especially global competitors with low-cost sources of supply outside the United States, have aggressively priced their products and/or introduced new products in order to increase market share.

The loss of or decline in sales to any key trade customers, including Sears Holdings Corporation, Lowe's, The Home Depot, and Best Buy, could adversely affect revenues and decrease earnings.

        Whirlpool sells to a customer base characterized by sophisticated and powerful trade customers that have significant leverage as buyers over their suppliers. Most of Whirlpool's products are sold through purchase orders and not through long-term contracts, which facilitates its customers' ability to change volume among suppliers to obtain competitive terms. Whirlpool has been a principal supplier of home appliances to Sears Holdings Corporation for many years. In 2004, approximately 17% of Whirlpool's consolidated net sales of $13 billion were attributable to Sears. Although no other customer in either of Whirlpool's operating segments accounted for greater than 10% of its consolidated net sales in 2004 and during the first nine months of 2005, other customers may account for more than 10% of Whirlpool's consolidated net sales in future periods. During 2004, approximately 13% of Maytag's consolidated net sales were attributable to Sears and approximately 10% to The Home Depot. The loss of, or a decline in the volume of sales to, Sears, or any other trade customers to which Whirlpool and/or Maytag sell a significant amount of its products, such as Lowe's, The Home Depot, and Best Buy, or any loss of market share by such trade customers or other customers, could adversely affect the combined company's revenues and decrease earnings.

Whirlpool's business could be adversely affected by economic downturns.

        Demand for Whirlpool's products is affected by a number of general economic factors, such as gross domestic product, consumer interest rates, consumer confidence, retail trends, housing starts, sales of existing homes, and the level of mortgage refinancing. A decline in economic activity in the United States and other markets in which Whirlpool operates could materially affect its financial condition and results of operation.

Failure of critical suppliers of parts, components, and manufacturing equipment to deliver sufficient quantities to Whirlpool in a timely and cost-effective manner could have a material adverse effect on Whirlpool's global business.

        Whirlpool uses a wide range of materials and components in the global production of its products and uses numerous suppliers to supply materials and components. Whirlpool generally does not have guaranteed supply arrangements with its suppliers. Whirlpool seeks to reduce the risk of production and service interruptions and shortages of key parts by selecting and qualifying alternative suppliers of key parts, monitoring the financial stability of key suppliers, and maintaining appropriate inventories of key parts. Although Whirlpool makes reasonable efforts to ensure that parts are available from multiple suppliers, key parts may be available only from a single supplier or a limited group of suppliers. Operations at suppliers' facilities are subject to disruption for a variety of reasons, including work stoppages, fire, earthquake, flooding, or other natural disasters. Such disruption could interrupt Whirlpool's manufacturing. Whirlpool's business could be harmed if it does not receive sufficient parts to meet its production requirements in a timely and cost-effective manner.

Whirlpool's dependence on, and the price of, materials and components could adversely affect profits.

        The principal materials used to produce and manufacture Whirlpool's products are steel, oil, plastic resins, and base metals such as copper and zinc. Whirlpool sources materials and components on a global and regional basis, and the prices of those materials and components are susceptible to significant price fluctuations due to supply/demand trends, transportation costs, government regulations and tariffs, changes in currency exchange rates, price controls, the economic climate, and other unforeseen circumstances. During 2004, Whirlpool incurred approximately $300 million of higher material, components, and oil-related costs. Whirlpool expects increased material and component costs, primarily within North and Latin America, to be in the higher end of the range of $500 to $550 million during 2005, primarily due to higher prices for steel and oil-related costs. Effective January 2005, Whirlpool implemented global price increases of approximately 5-10% in most key markets due to the increase in material and oil-related costs. To date, the financial impact of the price increases, along with productivity, has only partially offset the global increases in material and component costs due to the competitiveness of the home appliance industry.

The pension plan and postretirement benefit funding obligations of Whirlpool and Maytag are significant and are affected by factors outside of their control.

        Whirlpool and Maytag both sponsor qualified defined benefit pension plans and postretirement benefit programs for eligible employees and retirees. The funding obligations of Whirlpool and Maytag under their U.S. pension plans are governed by the Employee Retirement Income Security Act of 1974. Whirlpool and Maytag have met their required funding obligations in 2004 for these pension plans, which currently satisfy minimum funding requirements under ERISA.

        As of December 31, 2004, Whirlpool's projected benefit obligations under its pension plans and postretirement health care benefit programs exceeded the fair value of plan assets by an aggregate of approximately $1.2 billion ($532 million of which was attributable to pension plans and $676 million to postretirement medical programs). As of January 1, 2005, Maytag's projected benefit obligations under its pension plans and postretirement medical benefit programs exceeded the fair value of plan assets by an aggregate of approximately $1.4 billion ($555 million of which was attributable to pension plans and $866 million to postretirement medical programs).

        Estimates of the amount and timing of the future funding obligations of Whirlpool and Maytag for these pension and postretirement benefit plans are based on various assumptions. These include, among others, the discount rate, expected long-term rate of return on plan assets and health care cost trend rates. These assumptions are subject to change based on stock and bond market returns, interest rates on high quality bonds and medical assets and health care cost trend rates. While Whirlpool and Maytag believe that these assumptions are appropriate given current economic conditions and their actual experience, significant differences in results or significant changes in assumptions may materially affect Whirlpool's and Maytag's pension and other postretirement obligations and related future expense.

        Additionally, there are pension reform proposals pending in Congress including, among other things, proposals for new funding targets, an increase in Pension Benefit Guaranty Corporation premiums, and restrictions on benefit payments to certain employees in situations where the plan fails to meet certain minimum funding thresholds. If these proposals are enacted into law, the funding obligations of Whirlpool and Maytag to their pension plans could be increased.

Whirlpool may be adversely affected by environmental, health and safety laws and regulations.

        Whirlpool is subject to various laws and regulations relating to the protection of the environment and human health and safety and has incurred and will continue to incur capital and other expenditures to comply with these regulations. Failure to comply with any environmental regulations could subject Whirlpool to future liabilities, fines or penalties, or the suspension of production. If cleanup obligations arise at any of our manufacturing sites or if more stringent environmental laws are imposed in the future, Whirlpool could be adversely affected.

Whirlpool may be adversely affected by product liability claims.

        Whirlpool faces an inherent business risk of exposure to product liability claims in the event that the use of any of its products results in personal injury or property damage. In the event that any of its products proves to be defective, Whirlpool may be required to recall or redesign such products. Whirlpool maintains insurance against certain product liability claims, but there can be no assurance that such coverage will continue to be available on terms acceptable to Whirlpool or that such coverage will be adequate for liabilities actually incurred. In addition, Whirlpool faces certain class action litigation regarding allegedly defective products that is not covered by insurance. A successful claim brought against Whirlpool in excess of, or outside of, available insurance coverage, or any claim or product recall that results in significant adverse publicity against Whirlpool, may have a material adverse effect on its business, financial condition or results of operations.

        Whirlpool is currently investigating a supplier-related quality and potential product safety problem that may affect up to 3.5 million appliances manufactured between 2000 and 2002. Whirlpool currently estimates that its potential cost from this matter ranges from $0 to $235 million, depending upon whether it is determined that some or all of the appliances must be repaired or replaced, whether the cost of any such corrective action is borne initially by Whirlpool or the supplier, and, if initially borne by Whirlpool, whether Whirlpool will be successful in recovering its costs from the supplier. In addition, Whirlpool could incur other costs arising out of this matter, which cannot currently be estimated but could be material.

A deterioration in labor relations could have a material effect on Whirlpool's global business, financial condition or results of operations.

        As of November 2, 2005, Whirlpool had approximately 68,000 employees. Approximately 64% of its employees at its global plants are represented by various labor unions with separate collective bargaining agreements. Whirlpool's current collective bargaining agreements generally have 3 year terms. Due to the large number of collective bargaining agreements, Whirlpool is periodically in negotiations with certain of the unions representing its employees. Whirlpool cannot assure you that it will not, at some point, be subject to work stoppages by some of its employees and, if such events were to occur, that there would not be a material adverse effect on its business, financial condition, or results of operations. Further, Whirlpool cannot assure you that it will be able to renew the various collective bargaining agreements on the same or similar terms, or at all, which could affect its business, financial condition or results of operation.

Whirlpool's intellectual property rights are valuable, and any inability to protect them could reduce the value of its products, services, and brands.

        Whirlpool's design, manufacturing know-how, and patent and trademark rights are significant assets for Whirlpool. There are events outside Whirlpool's control that pose a threat to its intellectual property rights. The efforts Whirlpool has taken to protect its proprietary rights may not be sufficient or effective. Any significant impairment of Whirlpool's intellectual property rights could harm its business. Also, protecting Whirlpool's intellectual property rights may be costly and time consuming.

Whirlpool may suffer losses as a result of foreign currency fluctuations.

        The value of Whirlpool's earnings and cash flows from its foreign operations are affected by changes in the functional currencies of those operations. Whirlpool translates its income statement and balance sheet into U.S. dollars at each measurement date. If the U.S. dollar had been 10% stronger in 2004, Whirlpool's consolidated net sales would have been lower by approximately $550 million, or 4.2% of the reported $13.2 billion of net sales and Whirlpool's operating profit would have been lower by approximately $29 million, or 3.8%, of the reported $758 million of operating profit. If the U.S. dollar had been 10% weaker in 2004, a positive impact of approximately the same magnitude would have resulted in net sales and operating profit. Whirlpool uses currency forwards and options to manage its foreign currency transaction exposures but does not directly hedge its translation exposures.

Whirlpool has risks associated with its global operations.

        Whirlpool currently conducts operations in North America (61% of net sales in 2004), Europe (23% of net sales in 2004), Latin America (13% of net sales in 2004), and Asia (3% of net sales in 2004) and will likely pursue additional international opportunities. Whirlpool's global operations are subject to the customary risks of operating in an international environment, including the potential imposition of trade or foreign exchange restrictions, tariff and other tax increases, fluctuations in exchange rates, inflation, and unstable political situations. Whirlpool's global operations could also be subject to natural disasters and other business disruptions, which could harm Whirlpool's future revenue and financial condition and increase its costs and expenses.

        Conducting business outside the United States subjects Whirlpool to various risks, including changing economic, legal and political conditions, work stoppages, exchange controls, currency fluctuations, terrorist activities directed at U.S. companies, armed conflicts, and unexpected changes in the United States and the laws of other countries relating to tariffs, trade restrictions, transportation regulation, foreign investments, and taxation.

FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus contains statements referring to Whirlpool or Maytag that are not historical facts and are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be made directly in this proxy statement/prospectus, including the Annexes attached to this proxy statement/prospectus and made part of this proxy statement/prospectus, and may include statements regarding the period following completion of the merger. These statements are intended to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

        These forward-looking statements are based on current projections about operations, industry conditions, financial condition, and liquidity. Words such as "may," "will," "should," "plan," "predict," "potential," "anticipate," "estimate," "expect," "project," "intend," "believe," "may impact," "on track," and words and terms of similar substance used in connection with any discussion of future operating or financial performance, the merger, or our businesses, identify forward-looking statements. You should note that the discussion of Whirlpool's and Maytag's reasons for the merger and the description of Maytag's financial advisor's opinion, as well as other portions of this proxy statement/prospectus, contain many forward-looking statements that describe beliefs, assumptions, and estimates as of the indicated dates and those forward-looking expectations may have changed as of the date of this proxy statement/prospectus. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Those statements are not guarantees and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results could differ materially and adversely from these forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

Factors Related to the Pending Transaction

  •
  Maytag may be unable to obtain the Maytag stockholder approval required for the merger;

  •
  Maytag and Whirlpool may be unable to obtain regulatory approvals required for the merger, or the process of obtaining required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on Whirlpool or Maytag or cause the parties to abandon the merger;

  •
  other conditions to completion of the merger may not be satisfied or the merger agreement may be terminated prior to completion of the merger;

  •
  Maytag and Whirlpool may be unable to achieve the full extent of expected cost savings or it may take longer than expected or require greater than expected one-time costs and capital investment to achieve those cost savings;

  •
  the merger may involve other unexpected costs or unexpected liabilities;

  •
  the credit ratings of Maytag or Whirlpool and their respective subsidiaries may be different from what the parties expect; and

  •
  the businesses of Maytag and Whirlpool may suffer as a result of uncertainty surrounding the merger.

Factors Affecting the Operations of Whirlpool and the Combined Company

  •
  the intense competition in the home appliance industry, the combined company's ability to continue existing relationships with significant trade customers, and the ability of those customers to maintain or increase market share;

  •
  the impact of general economic factors on demand for the combined company's products, such as gross domestic product, consumer interest rates, consumer confidence, retail trends, housing starts, sales of existing homes, and the level of mortgage refinancing;

  •
  the combined company's ability to achieve its business plans;

  •
  fluctuations in the cost of key materials and components or disruptions in the supply chain;

  •
  changes in market conditions, health care cost trends, and pending regulation that could increase future funding obligations for pension and post-retirement benefit plans;

  •
  new regulatory or legislative action, including environmental, safety, and health regulation;

  •
  potential exposure to product liability claims;

  •
  the impact of labor relations;

  •
  the ability to obtain and protect intellectual property rights;

  •
  the ability to manage foreign currency fluctuations and its effective tax rate; and

  •
  the occurrence of global, political, and/or economic uncertainty and disruptions, especially in significant geographic markets, including uncertainty and disruptions arising from natural disasters (including possible effects of recent U.S. hurricanes).

        The above list is not intended to be exhaustive and there may be other factors that would preclude Maytag and Whirlpool from realizing the predictions made in the forward-looking statements. Maytag and Whirlpool operate in a continually changing business environment and new factors emerge from time to time. Maytag and Whirlpool cannot predict such factors or assess the impact, if any, of such factors on their respective financial positions or results of operations. Accordingly, Maytag stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this proxy statement/prospectus, or where specified, the date of Maytag's financial advisor's opinion.

        All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Whirlpool, Maytag, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither Whirlpool nor Maytag undertakes any obligation to release publicly any revisions or updates to such forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or the date of Maytag's financial advisor's opinion or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING OF MAYTAG STOCKHOLDERS

        This proxy statement/prospectus is furnished in connection with the solicitation of proxies from the holders of Maytag common stock by the Maytag board of directors for use at the special meeting of Maytag stockholders. The purpose of the special meeting is for you to consider and vote upon a proposal to adopt the merger agreement. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A and made part of this proxy statement/prospectus.

        This proxy statement/prospectus is first being furnished to Maytag stockholders on or about November     , 2005.

Date, Time and Place of the Special Meeting

        The special meeting will be held on December 22, 2005 at 10:30 a.m., local time, at the Sodexho Marriott Conference Center auditorium, 600 North Second Avenue West, Newton, Iowa.

Matters to be Considered at the Special Meeting

        The purpose of the meeting will be:

  1.
  to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of August 22, 2005, by and among Whirlpool Corporation, Whirlpool Acquisition Co., and Maytag, as it may be amended from time to time; and

  2.
  to transact any other business that may properly come before the meeting of stockholders or any adjournment or postponement of the special meeting, including to consider and vote upon any procedural matters incident to the conduct of the special meeting, such as adjournment of the special meeting.

Board Recommendation

        Maytag's board of directors has unanimously approved the merger agreement, and determined that the merger agreement is advisable, fair to, and in the best interests of Maytag and its stockholders. Maytag's board recommends that stockholders vote "FOR" adoption of the merger agreement at the special meeting. Maytag's board also unanimously recommends that stockholders vote "FOR" the authorization of the proxies named in the proxy card to vote on such other matters as may properly come before the special meeting or any adjournment or postponement of the special meeting, including to consider and vote upon any procedural matters incident to the conduct of the special meeting, such as adjournment of the special meeting.

Record Date and Quorum

        The holders of record of Maytag common stock as of the close of business on November 2, 2005 will be entitled to receive notice of, and to vote at, the special meeting. As of November 2, 2005, there were 21,788 stockholders of record of Maytag common stock, as shown on the records of Maytag's transfer agent for such shares.

        The holders of a majority of the outstanding shares of Maytag common stock on the record date, represented in person or by proxy, will constitute a quorum for purposes of the special meeting. A quorum is necessary to hold the special meeting. Any shares of Maytag common stock held in treasury by Maytag or by any of its subsidiaries are not considered to be outstanding for purposes of determining a quorum. Abstentions and "broker non-votes" will be treated as present for purposes of determining the presence of a quorum. Once a share is represented at the special meeting, it will be counted for the purpose of determining a quorum at the special meeting and any adjournment or postponement of the special meeting, unless the holder is present solely to object at the beginning of the special meeting to the transaction of any business because the meeting is not lawfully called or convened. However, if a new record date is set for the adjourned or postponed special meeting, then a new quorum will have to be established.

Vote Required

        Each outstanding share of Maytag common stock on the record date entitles the holder to one vote at the special meeting. Completion of the merger requires, among other conditions, the adoption of the merger agreement by the affirmative vote of the holders of a majority of the shares of Maytag common stock outstanding on the record date. Authorizing the proxies named in the proxy card to vote on any other matters that properly come before the meeting of stockholders or any adjournment or postponement of the special meeting, including to consider and vote upon any procedural matters incident to the conduct of the special meeting, such as adjournment of the special meeting, will require the affirmative vote of Maytag stockholders representing a majority of the shares of Maytag common stock present and entitled to vote at the special meeting.

        In order for your shares of Maytag common stock to be included in the vote, you must submit your proxy for your shares by returning the enclosed proxy card, or by telephone or through the Internet by following the instructions included with your proxy card, or you must vote in person at the special meeting. If you hold your shares through a broker or other nominee, you may receive separate voting instructions with the proxy statement. Your broker or nominee may provide proxy submission through the Internet or by telephone. Please contact your broker or nominee to determine how to vote.

        Because the affirmative vote of the holders of a majority of the outstanding shares of Maytag common stock is needed to adopt the merger agreement, the failure to submit your proxy or vote in person will have the same effect as a vote "against" the adoption of the merger agreement. Abstentions and broker non-votes also will have the same effect as a vote "against" the adoption of the merger agreement. Accordingly, the Maytag board of directors urges stockholders to complete, date, sign and return the accompanying proxy card, or to submit a proxy by telephone or through the Internet by following the instructions included with your proxy card, or, in the event you hold your shares through a broker or other nominee, by following the separate voting instructions received from your broker or nominee.

Voting of Proxies; Revocability of Proxies

        Each copy of this document mailed to Maytag stockholders is accompanied by a form of proxy and a self-addressed envelope.

        If you are a registered stockholder (that is, if you hold your Maytag common stock in certificate form) or if you own Maytag common stock through your participation in Maytag's Employee Discount Stock Purchase Plan and/or Maytag's Dividend Reinvestment and Stock Purchase Plan, you should either complete and return the proxy card accompanying this document, or submit a proxy by telephone or through the Internet by following the instructions included with your proxy card, in each case, to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting.

        If you participate in the Maytag Corporation Salary Savings Plan (401(k)) and/or the Maytag Corporation Employee Stock Ownership Plan (ESOP), you may direct the trustee how to vote the number of shares of Maytag common stock that are credited to your account as of November 2, 2005, the record date. You can direct the trustee by completing and returning your proxy card or by telephone or through the Internet, in accordance with the instructions provided with respect to the 401(k)/ESOP. All voting instructions for your 401(k)/ESOP account, whether by mail, telephone or Internet, must be received no later than December 19, 2005 in order to be processed in a timely manner. Your voting instructions will be kept confidential. If you do not return your proxy card, or, if you do not submit voting instructions by telephone or through the Internet, the trustee will vote the shares in your 401(k)/ESOP account in the same proportion as the shares voted by other participants.

        If you hold your shares through a broker or other nominee, you should follow the separate voting instructions, if any, provided by the broker or other nominee with the proxy statement. Your broker or nominee may provide proxy submission through the Internet or by telephone. Please contact your broker or nominee to determine how to vote.

        You can revoke your proxy at any time before the vote is taken at the special meeting, except as otherwise described below. If you have not voted through your broker or other nominee, you may revoke your proxy before the proxy is voted by:

  •
  filing written notice of revocation with Maytag's Secretary, which is dated a later date than the proxy;

  •
  submitting a duly executed proxy bearing a later date;

  •
  submitting a new proxy by telephone or through the Internet at a later time, but not later than 11:59 p.m. (Eastern Time) on December 21, 2005 or the day before the meeting date, if the special meeting is adjourned or postponed; or

  •
  voting in person at the special meeting; however, simply attending the special meeting without voting will not revoke an earlier proxy.

        To change your proxy with respect to shares held in your 401(k)/ESOP account, you can submit a later-dated proxy card or submit a proxy again by telephone or through the Internet. The last instruction given to the trustee prior to the deadline for submission of instructions described above is final, and you cannot change or revoke that instruction or vote in person at the meeting.

        To submit a written notice of revocation or other communications about revoking your proxy, or to request a new proxy card, you should write to:

Maytag Corporation
403 West Fourth Street, North
Newton, Iowa 50208
Attention: Secretary

        If your shares of Maytag common stock are held in street name, you should follow the instructions of your broker or nominee regarding the revocation of proxies. If your broker or nominee allows you to submit a proxy by telephone or the Internet, you may be able to change your vote by submitting a proxy again by the telephone or the Internet.

        All shares represented by valid proxies we receive through this solicitation, and not revoked, will be voted in accordance with your instructions on the proxy card. If you vote your shares of Maytag common stock through the telephone or the Internet, your shares will be voted at the special meeting as instructed.

        If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted "FOR" adoption of the merger agreement. The Maytag board of directors is presently unaware of any other matters that may be presented for action at the special meeting. However, if other matters do properly come before the special meeting, or at any adjournment or postponement of the special meeting, we intend, with respect to proxies that make no specification as to, or proxies that vote in favor of, the proposal with respect to the proxies, in their discretion, being authorized to vote on such other matters as may properly come before the special meeting or any adjournment or postponement of the special meeting, including to consider and vote upon any procedural matters incident to the conduct of the meeting, such as adjournment of the special meeting, the shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card. However, proxies that indicate a vote "against" adoption of the merger agreement will not be voted in favor of any adjournment of the special meeting for the purpose of soliciting additional votes in favor of the adoption of the merger agreement.

        Stockholders should NOT send stock certificates with their proxy cards.    If the merger is completed, stockholders will be mailed a transmittal form promptly following the completion of the merger with instructions on how to exchange their Maytag common stock certificates.

Effects of Abstentions and Broker Non-Votes

        Absent specific instructions from the beneficial owner of shares, brokers may not vote shares of Maytag common stock with respect to the adoption of the merger agreement, any other matters that may properly come before the special meeting, or any adjournment or postponement of the special meeting. For purposes of determining adoption of the merger agreement, abstentions and broker non-votes will have the same effect as a vote "against" the merger agreement.

        If you do not return your proxy card, or, if you do not submit a proxy by telephone or through the Internet, the trustee under the 401(k) and/or ESOP will vote the shares in your 401(k) and/or ESOP account in the same proportion as the shares voted by other plan participants.

Expenses of Solicitation

        All fees and expenses incurred in connection with the printing, mailing and filing of this proxy statement/prospectus to solicit proxies for the special meeting will be paid or reimbursed by Whirlpool. In addition to solicitation by mail, directors, officers and regular employees of Maytag or its subsidiaries may solicit proxies from stockholders by telephone, telegram, e-mail, personal interview or other means. Whirlpool and Maytag currently expect not to incur any costs beyond those customarily expended for a solicitation of proxies in connection with a merger agreement. Directors, officers and employees will not receive additional compensation for their solicitation activities, but may be reimbursed for reasonable out of pocket expenses incurred by them in connection with the solicitation. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians, and other nominees have been requested to forward proxy solicitation materials to their customers and such nominees will be reimbursed for their reasonable out of pocket expenses. Maytag will also reimburse its transfer agent and ADP Investor Communication Services for their reasonable out of pocket expenses. Maytag has engaged Innisfree M&A Incorporated to assist in the solicitation of proxies for the meeting and Maytag estimates it will pay them a fee of approximately $12,500, and will reimburse them for reasonable out of pocket expenses incurred in connection with such solicitation.

Adjournments and Postponements

        Although it is not currently expected, the special meeting may be adjourned or postponed for the purpose of soliciting additional proxies. Any adjournment may be made without notice, other than by an announcement made at the special meeting. The officer of Maytag presiding at the special meeting or a majority of the shares of Maytag common stock present in person or represented by proxy at the special meeting may adjourn the special meeting, whether or not a quorum is present. Any signed proxies received by Maytag will be voted in favor of an adjournment in these circumstances, although a proxy voted "against" adoption of the merger agreement will not be voted in favor of an adjournment for the purpose of soliciting additional proxies. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow the Maytag stockholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned or postponed, provided that, such revocation is in compliance with the instructions (including as to timing) set forth in the section entitled "—Voting of Proxies; Revocability of Proxies" beginning on page 34 of this proxy statement/prospectus and the enclosed proxy card, and provided, further that if you participate in the 401K/ESOP, any revocation or other instruction must be given to the trustee at least three days prior to the date of the special meeting as adjourned or postponed.

Householding

        Some banks, brokers, and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement/prospectus may have been sent to multiple stockholders in your household. Maytag will promptly deliver a separate copy of this proxy statement/prospectus to you if you write or call Maytag at the following address or phone number: Maytag Corporation, 403 West Fourth Street, North, Newton, Iowa 50208, Attention: Shareholder Relations, Telephone: (641) 787-8584.

        The matters to be considered at the special meeting are of great importance to holders of Maytag common stock. Accordingly, you are strongly urged to read and carefully consider the information presented in this proxy statement/prospectus, and to complete, date, sign, and promptly return the enclosed proxy card in the enclosed postage-paid envelope or submit your proxy by telephone or the Internet.

        Stockholders should not send any stock certificates at this time. A transmittal form with instructions for the surrender of stock certificates for Maytag common stock will be mailed to you as soon as practicable after completion of the merger.

THE MERGER

        This section of the proxy statement/prospectus describes material aspects of the merger. While Whirlpool and Maytag believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, the attached Annexes, and the other documents to which this proxy statement/prospectus refers, for a more complete understanding of the merger. The agreement and plan of merger, not this summary, is the legal document which governs the merger.

General

        Maytag's board of directors is using this document to solicit proxies from the holders of Maytag common stock for use at the Maytag special meeting, where holders of Maytag common stock will be asked to vote upon adoption of the merger agreement. In addition, Whirlpool is sending this document to Maytag stockholders as a prospectus in connection with the issuance of shares of Whirlpool common stock in exchange for Maytag common stock in the merger.

The Companies

        The merger agreement provides for the merger of Whirlpool Acquisition with and into Maytag. Upon completion of the merger, Maytag will become a wholly owned subsidiary of Whirlpool and Maytag common stock will no longer be publicly traded.

        Maytag.    Maytag, a producer of home and commercial appliances, was incorporated in 1925 under the laws of Delaware. Maytag operates in two business segments: home appliances and commercial products. The home appliances segment manufactures, sells, and services laundry products, dishwashers, refrigerators, cooking appliances, and floor care products. These products are sold primarily to major national retailers and independent retail dealers in North America and targeted international markets primarily under the Maytag®, Amana®, Hoover®, Jenn-Air®, and Magic Chef® brand names. The home appliances segment also services floor care products manufactured by Maytag. Maytag's commercial products segment manufactures and sells commercial cooking equipment under the Jade® brand name and vending equipment under the Dixie-Narco® brand name. These products are primarily sold to distributors, soft drink bottlers, restaurant chains and dealers in North America and targeted international markets.

        Maytag's net sales for the year ended January 1, 2005 and the nine months ended October 1, 2005 were approximately $4.7 billion and $3.7 billion, respectively, and its net loss for these periods was approximately $9 million and $7 million, respectively.

        Whirlpool.    Whirlpool, a global manufacturer and marketer of major home appliances, was incorporated in 1955 under the laws of Delaware as the successor to a business that traces its origin to 1898. Whirlpool operates in four geographic segments: North America (61% of net sales in 2004), Europe (23% of net sales in 2004), Latin America (13% of net sales in 2004), and Asia (3% of net sales in 2004). Whirlpool manufactures and markets major home appliances and related products, including laundry appliances, refrigeration and room air conditioning equipment, cooking appliances, dishwashers, and mixers and other small household appliances.

        Whirlpool markets and distributes major home appliances in North America primarily under the Whirlpool®, KitchenAid®, Roper®, Inglis®, Acros®, and Supermatic® brand names primarily to retailers, distributors, and builders. KitchenAid® portable appliances, such as mixers, are sold directly to retailers. In Europe, Whirlpool markets major home appliances primarily under the Whirlpool® and Bauknecht® brand names. In Latin America, Whirlpool markets major home appliances primarily under the Whirlpool®, Brastemp®, Consul®, and Eslabon de Lujo® brand names. In Asia, Whirlpool markets major home appliances primarily under the Whirlpool® and KitchenAid® brand names. Some products are sold by Whirlpool to other manufacturers and retailers for resale under those manufacturers' and retailers' respective brand names. Whirlpool has manufacturing facilities in North America, Europe, Latin America, and Asia.

        Whirlpool's net sales for the year ended December 31, 2004 and the nine months ended September 30, 2005 were approximately $13.2 billion and $10.4 billion, respectively, and its net earnings for these periods were approximately $406 million and $296 million, respectively.

        Based on its assessment of the current environment, Whirlpool continues to expect full-year 2005 diluted earnings per share of $5.90 to $6.10 and cash provided by operating activities of approximately $860 million.

        Whirlpool Acquisition.    Whirlpool Acquisition, a Delaware corporation and a wholly owned subsidiary of Whirlpool, was formed by Whirlpool on August 8, 2005 for the sole purpose of effecting the merger. It has not conducted any activities to date other than activities incidental to its formation and in connection with the transactions contemplated by the merger agreement.

Background of the Merger

        Maytag's management, as part of its annual strategic planning process, reviews Maytag's competitive position in the home and commercial appliances industries, industry trends, and strategic initiatives to seek to improve its competitive position. The home appliance industry in which Maytag participates is experiencing increasing competition and pricing pressure driven by new market entrants and a consolidating customer base, as well as higher raw material costs.

        Maytag management prepares four categories of information containing plans or forecasts of future performance. These are a Strategic Business Plan, an Annual Business Plan, monthly forecasts of annual performance that refer to actual monthly results plus estimates for remaining months in the year, and publicly announced earnings guidance. For a description of each of these categories, please see the section entitled "—Financial Projections" beginning on page 64 of this proxy statement/prospectus.

        References to per share earnings forecasts and per share actual results in this "Background of the Merger" section and the section entitled "—Recommendation of Maytag's Board of Directors and Maytag's Reasons for the Merger" beginning on page 55 of this proxy statement/prospectus do not reflect U.S. generally accepted accounting principles, or "GAAP," and exclude, to the extent applicable, adjustments for restructuring and related costs, goodwill impairment, certain litigation, and gain on the sale of property. For a reconciliation of forecasts and results discussed in this section and the section entitled "—Recommendation of Maytag's Board of Directors and Maytag's Reasons for the Merger" to their U.S. GAAP adjusted amounts, please see the section entitled "—Financial Projections" beginning on page 64 of this proxy statement/prospectus and Annex D attached to this proxy statement/prospectus.

        From February 2004 through July 15, 2004, representatives of Ripplewood Holdings L.L.C., referred to as Ripplewood, expressed to representatives of Maytag Ripplewood's interest in discussing potential cooperation between Ripplewood and Maytag. During that time, Mr. Ralph F. Hake, Chairman and Chief Executive Officer of Maytag, based on prior discussions with individual directors, informed Mr. Timothy C. Collins, Chief Executive Officer of Ripplewood, that Maytag was not interested in pursuing a relationship at that time. Maytag was not interested in pursuing a relationship with Ripplewood at that time in part for the reasons discussed at the August 12, 2005 Maytag board meeting. Moreover, Maytag was of the view that to be in a position to maximize its opportunities in a rapidly changing industry, it had to first stabilize its financial performance. Maytag was also of the view that to initiate a major process for engaging and evaluating potential partners at that time would be disruptive to improving its business performance. In addition, Maytag was focused at that time on disposing certain assets in its commercial appliances segment.

        On August 12, 2004, the Maytag board met in executive session to discuss Maytag's financial prospects for 2005 and 2006, industry dynamics affecting Maytag's performance, and Maytag's strategy going forward, including strategic transactions. The Maytag board also discussed the need for management to devote attention to the "One Company" restructuring process, which involves the consolidation of Maytag's Hoover floor care, Maytag Appliances, and corporate organizations. The Maytag board determined that it would not pursue a strategic transaction at that time, but would more fully consider its strategic options as part of its annual planning process in October 2004.

        On September 9, 2004, the Maytag board held a telephonic board meeting at the request of a director to discuss Ripplewood's interest in a transaction with Maytag. After further assessing the financial outlook and competitive developments in the home appliance industry, and Maytag's position in the industry, the Maytag board authorized Mr. Hake and Mr. Howard L. Clark, the lead director of the Maytag board, to invite Mr. Collins to make a presentation to the Maytag board at its October meeting and also authorized the execution of a confidentiality agreement with Ripplewood.

        Maytag entered into a confidentiality and standstill agreement with Ripplewood on September 27, 2004. Thereafter, Maytag's senior management met with representatives of Ripplewood to discuss Ripplewood's strategy and process, and began to provide certain non-public information about Maytag.

        During October 2004, the Maytag board met twice to discuss, among other things, Maytag's strategic business plans, the Maytag board's fiduciary duties, and other potential financial and strategic buyers.

        On October 28, 2004, Maytag formally engaged Wachtell, Lipton, Rosen & Katz to act as its legal advisor in connection with a potential acquisition of Maytag.

        On November 1, 2004, the Maytag board held a meeting to discuss, among other things, the 2005 Annual Business Plan, discussions with Ripplewood, and strategic initiatives. Maytag's management reviewed the forecast range for earnings under the 2005 Annual Business Plan of $1.60—$2.25 per share. Maytag's management further discussed the risks and opportunities within the plan and focused attention on the projected market share gains and price increases on which the plan was based. After further discussion, the Maytag board approved the 2005 Annual Business Plan, including an earnings forecast of $2.00 per share, and authorized Maytag's management and representatives of Lazard to proceed with discussions with Ripplewood.

        On November 4, 2004, Maytag formally engaged Lazard Frères & Co. LLC to act as its financial advisor in connection with a variety of financial matters related to strategic alternatives, including a potential sale of Maytag.

        During November and December 2004, Ripplewood and its lenders and advisors met with Maytag senior management and representatives of Lazard and continued to conduct due diligence on Maytag.

        On December 2, 2004, Ripplewood submitted a written preliminary proposal to acquire Maytag for $23.50 per share in cash. The preliminary proposal was subject to various conditions, including completion of business, legal, accounting, and environmental due diligence.

        The Maytag board held a meeting on the morning of December 3, 2004 to discuss, among other things, Ripplewood's December 2 preliminary proposal. Maytag's legal advisors again discussed the fiduciary duties of Maytag's directors. The Maytag board thereafter formed a special committee of non-management members (i.e., all directors other than Mr. Hake), with Mr. Clark as chairman, to review, consider, investigate, evaluate, and negotiate a possible transaction involving Maytag and Ripplewood.

        Later that morning, the special committee held a meeting to further discuss Ripplewood's December 2 preliminary proposal. Lazard reviewed preliminary valuation considerations and summarized earnings expectations that had been provided by Maytag to Ripplewood. The special committee considered the fact that Maytag had originally provided Ripplewood with the 2004 "7+5" earnings forecast, which reflected $4,852 million in net sales and $1.11 in earnings per share. The reference to $1.11 in earnings per share was inaccurate because it did not exclude certain charges related to litigation. The correct 2004 "7+5" forecast was $1.21 in earnings per share and that amount is reconciled to its U.S. GAAP adjusted amount in Appendix D attached to this proxy statement/prospectus. The special committee also considered the fact that Maytag had on three successive occasions provided Ripplewood with reduced earnings expectations for 2004 as more of 2004 elapsed. Specifically, Maytag had subsequently, on separate dates, delivered the 2004 "8+4" earnings forecast, which reflected $4,813 million in net sales and $1.00 in earnings per share; the 2004 "9+3" earnings forecast which reflected $4,792 million in net sales and $0.95 in earnings per share; and, as indicated above, most recently, the 2004 "10+2" earnings forecast which reflected $4,748 million in net sales and $0.85 earnings per share.

        Representatives of Lazard reviewed various valuation methodologies with the special committee, including (i) discounted cash flows, (ii) present value of future stock price, (iii) historical trading range, (iv) leveraged buy-out analysis, (v) premium-over-market analysis, and (vi) precedent transactions. These valuation methodologies were based on, among other analyses and financial and other projections, four 2005 earnings per share forecasts: $1.30, $1.60, $2.00, and $2.25. These 2005 earnings per share forecasts, which were prepared by Maytag's management, were significantly higher than the 2005 earnings per share forecasts prepared in connection with presentations to the Maytag board on May 11 and 19, 2005, of $0.56 to $0.88 (see the section entitled "—Financial Projections" beginning on page 64 of this proxy statement/prospectus) and did not reflect subsequent declines in Maytag's business.

        At the December 3, 2004 meeting, the special committee discussed the terms of Ripplewood's December 2 preliminary proposal, including the contingent nature of the preliminary proposal and conditional financing, and the risks inherent in proceeding, including the requirement that Maytag management devote substantial time to Ripplewood's due diligence and other requests. The special committee also discussed the challenges facing Maytag and its industry, as well as the plans and proposals that had been developed by Maytag's management to address those challenges.

        On December 8, 2004, the special committee held a telephonic meeting to further discuss Ripplewood's December 2 preliminary proposal. Representatives of Lazard updated the special committee with respect to recent discussions with Ripplewood, including concerns expressed by Ripplewood about the financing market and the apparent decline in Maytag's business. Representatives of Ripplewood had also stated that if there were any significant delays in the timing of the proposed sale process, Ripplewood would expect to conduct additional due diligence. The special committee discussed with representatives of Lazard the failure of Maytag to meet its earnings forecasts and the reasons for the failure and noted that there appeared to be only a remote chance that Maytag would achieve at least $2.00 per share earnings for 2005, a forecast that had been previously communicated to representatives of Ripplewood. The special committee discussed a variety of concerns relating to the per share price set forth in Ripplewood's December 2 preliminary proposal, including the high probability that the price would be decreased by an unknown amount in view of the substantial decrease in Maytag's earnings forecast. The special committee also discussed concerns relating to timing and completion of Maytag's obligations under section 404 of the Sarbanes-Oxley Act of 2002. The special committee also considered risks associated with delaying the proposed sale process, including risks relating to the availability of financing for the transaction and decreases in Maytag's stock price and general declines in Maytag's business. The special committee also discussed the advantages and disadvantages of soliciting interest from other potential buyers in light of Maytag's prior solicitations of interest from potential buyers in 2000. The special committee then discussed its desire, were Maytag to sign a transaction agreement with Ripplewood without soliciting other third party interest, to solicit additional interest after signing such agreement.

        The special committee discussed, among other things, the uncertainty inherent in the December 2 preliminary proposal, given, among other things, Maytag's most recent operating results and forecasts. The special committee also discussed whether any definitive agreement should provide for an adequate period following signing during which Maytag could solicit additional interest in a transaction involving Maytag. Following discussion with Maytag's advisors, the special committee decided to reject Ripplewood's requests for expense reimbursement and an exclusivity period, to not respond to the per share price set forth in Ripplewood's December 2 preliminary proposal, and to suspend active discussions with Ripplewood until full year results were available, and following required regulatory compliance and other accounting procedures.

        On January 28, 2005, Maytag announced fourth quarter 2004 and full year 2004 earnings. Maytag announced 2004 earnings of $0.88 per share (excluding adjustments for restructuring and related costs, goodwill impairment, certain litigation, and gain on the sale of property), below the analysts' consensus estimate. Maytag also stated that it was lowering its earnings guidance for 2005 as a result of lower revenue generation in fourth quarter 2004 and customer-related announcements made in January 2005, including Maytag's announcement that it would no longer sell Maytag-branded appliances at Best Buy. Maytag revised its 2005 earnings guidance downward from $1.55–$1.65 per share to $1.15–$1.35 per share (excluding, in each case, adjustments for restructuring and related charges). Also on January 28, 2005, Standard & Poor's downgraded Maytag's long-term debt to BBB-.

        On January 31 and February 1, 2005, Maytag's senior management and representatives of Lazard met with representatives of Ripplewood and its advisors and potential lenders and discussed due diligence matters.

        On February 2, 2005, Moody's downgraded Maytag's long-term debt to Baa3.

        On February 9 and 10, 2005, the Maytag board held a meeting to discuss, among other things, certain strategic issues and earnings information. On February 10, 2005, Maytag's management reviewed with the board a 2005 earnings forecast range of $0.97 to $1.77 per share, based upon various assumptions, and certain changes to the earnings forecast resulting from, among other things, risks associated with pricing issues, higher costs, and customer-related developments, as well as opportunities associated with pricing issues, cost savings, potential unit volume upside, and currency rates from international operations. Maytag's management also advised the Maytag board that it had provided to Ripplewood a modified "0+12" earnings forecast of $1.45 per share during discussions on January 31 and February 1, 2005.

        On February 22, 2005, Ripplewood submitted a written proposal to acquire Maytag for $17.25 per share in cash. The proposal was subject to various conditions, including completion of legal, environmental, and accounting due diligence. The February 22 proposal also stated that a weak earnings performance in fourth quarter 2004 and weaker earnings performance in January 2005 had affected its lenders' willingness to provide financing. The proposal noted that further discussions with Maytag's management to assist Ripplewood's lenders in understanding the complex dynamics underpinning the recent operating performance of Maytag could result in the lenders having more flexibility in their ability to provide financing. The February 22 proposal included preliminary financing commitments that were subject to various conditions, including due diligence and achievement of a minimum earnings before interest, taxes, depreciation and amortization, or "EBITDA", target for the 12 months ending March 31, 2005.

        On February 25, 2005, the Maytag board held a meeting to discuss Ripplewood's February 22 proposal. Mr. Hake summarized recent discussions with Ripplewood and then commented on the terms set forth in Ripplewood's February 22 proposal. Following discussion among the Maytag board, Mr. Collins, other representatives of Ripplewood and its legal advisors and potential lenders were invited to join the board meeting. During Mr. Collins' presentation to the Maytag board, he expressed Ripplewood's continued interest in a transaction with Maytag but described a number of events that had limited the amount of debt financing available for a transaction. Mr. Collins noted that while Ripplewood believed its offer of $17.25 per share in cash was a fair price, he understood that the Maytag board might believe it to be unattractive to Maytag stockholders. Mr. Collins then stated that

Ripplewood would be prepared to increase its offer to as much as $18.75 per share in cash if its lenders were satisfied with additional diligence on Maytag's earnings for the first quarter of 2005. The Maytag board discussed with Mr. Collins and the other Ripplewood invitees certain aspects of Ripplewood's February 22 proposal. The Ripplewood invitees confirmed that, regardless of their satisfaction with additional due diligence on the first quarter of 2005, the EBITDA target for the 12 months ending March 31, 2005, upon which their financing was conditioned, would continue to apply. After Mr. Collins and the other Ripplewood invitees departed, the Maytag board further discussed Ripplewood's February 22 proposal with Messrs. Hake, Moore, and Scholten.

        After Messrs. Hake, Moore, and Scholten departed, the special committee convened a meeting to discuss Ripplewood's proposal. Representatives of Lazard reviewed the terms of the proposal with the special committee and noted that the proportion of equity relative to the total capitalization contemplated by the proposal was low when compared with similar leveraged buyout transactions. Lazard noted that Ripplewood had received Maytag's 2005 earnings forecast of $1.45 per share during discussions on January 31 and February 1, and the special committee discussed the fact that Maytag failed to achieve the January earnings forecast and would likely fail to achieve the February forecast. Representatives of Lazard then discussed certain valuation methodologies, which were based on, among other analyses and financial and other projections, three 2005 earnings per share forecasts: $1.15, $1.30, and $1.45. These 2005 earnings per share forecasts, which, except for the $1.15 per share forecast, were prepared by Maytag's management, were, as was also the case with the 2005 management forecasts referred to at the December 3, 2004 board meeting, significantly higher than the 2005 earnings per share forecasts prepared in connection with presentations to the Maytag board on May 11 and 19, 2005 of $0.56 to $0.88 (see the section entitled "—Financial Projections" beginning on page 64 of this proxy statement/prospectus) and did not reflect the subsequent decline in Maytag's business. Lazard also reviewed with the special committee data indicating that Maytag's earnings performance had failed to meet management earnings forecasts beginning in 2003. After discussions with Lazard, the special committee noted that it was unlikely that Maytag would achieve the EBITDA targets for the 12 months ending March 31, 2005 required by Ripplewood's potential lenders. Lazard and the special committee also discussed the likely effect of Maytag's dividend policy on Maytag's stock price.

        The special committee discussed certain challenges facing Maytag, including Maytag's difficulty in accurately forecasting its future performance and adverse industry conditions, as well as Maytag's successes, including recent additions to management and cost reductions. The special committee considered that continued discussions with Ripplewood and its potential lenders and the due diligence process were time-consuming and posed a likelihood of distracting key management from operational issues. The special committee particularly noted that the financing for the February 22 proposal was expressly conditioned on Maytag achieving a certain EBITDA level for the 12 months ending March 31, 2005 which the Maytag board considered unlikely, that the prospective increase in the February 22 proposal was therefore even more remote and that there were significant risks to Maytag in announcing a transaction not likely to be completed. Following further deliberation, the special committee determined, by a vote of eight in favor and two opposed, that the terms of the February 22 proposal were not sufficiently attractive to warrant pursuing a transaction with Ripplewood and determined to discontinue discussions with Ripplewood at that time.

        During the first week of April 2005, representatives of Ripplewood contacted representatives of Lazard to request an opportunity to discuss a revised proposal to acquire Maytag. Following authorization from Mr. Clark, representatives of Ripplewood met with representatives of Lazard to discuss Ripplewood's revised proposal. The Ripplewood representatives indicated that Ripplewood would be able to arrange "asset backed" or "secured" financing and that they envisioned a transaction that would afford the Maytag stockholders $19.00 per share in cash. Mr. Clark instructed Lazard to advise representatives of Ripplewood that Maytag would consider such a proposal, which was still subject to substantial due diligence, at the next regularly scheduled Maytag board meeting, that Maytag would announce first quarter earnings on April 22, and that Ripplewood should deliver a draft merger agreement and draft financing commitments in order for Maytag to ascertain and negotiate the other terms of Ripplewood's proposal.

        On April 11, 2005, Ripplewood's legal advisors delivered to Maytag's legal advisors a draft merger agreement and preliminary commitment letters from its potential lenders. During April and early May 2005, Maytag's legal advisors engaged in negotiations of a merger agreement with Ripplewood's legal advisors and participated in negotiations of financing commitments with Ripplewood's lenders.

        On April 21, 2005, the Maytag board held a telephonic meeting to discuss, among other things, Maytag's first quarter performance. Maytag's management reviewed the first quarter results and discussed that they no longer believed that Maytag would be able to achieve the 2005 earnings guidance announced on January 28, 2005 or the 2005 earnings forecast discussed at the February 10, 2005 Maytag board meeting. Maytag's management further reviewed with the Maytag board that earnings per share for the full year were expected to be between $0.56 and $0.88 per share. Maytag's senior management stated that Maytag could reach the high end of the expected earnings per share range if Maytag increased unit sales of major appliances and gained market share. The Maytag board considered that Maytag had failed to achieve prior earnings forecasts and questioned whether the forecast adequately reflected anticipated raw material and fuel costs. After further consideration, the Maytag board strongly recommended that Maytag not announce guidance at the high end of management's earnings expectations, and instead recommended a range of $0.55 to $0.65 per share. The Maytag board also discussed retiree medical plan changes, a labor relations update, refinancing plans, and certain procedural matters related to Maytag's discussions with Ripplewood.

        On April 22, 2005, Maytag announced first quarter 2005 earnings of $0.14 per share (excluding adjustments for restructuring and related charges), below the analysts' consensus estimate. Maytag stated that the lower-than-expected realization from its pricing actions, as well as higher fuel and energy-related raw material costs, had prompted Maytag to revise its 2005 earnings guidance downward from $1.15–$1.35 per share to $0.55–$0.65 per share. Also on April 22, 2005, Standard & Poor's further downgraded Maytag's long-term debt from BBB- to BB+.

        On April 26, 2005, the special committee held a telephonic meeting to review the status of discussions with Ripplewood. Mr. Hake reviewed Maytag's earnings guidance announced on April 22, 2005 and stated that, in his view, it would take two to three years for Maytag to achieve an earnings turnaround. Representatives of Lazard reviewed with the special committee the discussions with Ripplewood, including the conditionality of Ripplewood's prior proposals. Maytag's legal advisors discussed certain terms of the draft merger agreement and financing commitments. Following deliberations, the special committee authorized Maytag's senior management and representatives of Lazard to continue due diligence with Ripplewood by providing further non-public information about Maytag and to continue contract negotiations.

        From April 26 through May 4, 2005, Maytag's senior management and representatives of Lazard met with representatives of Ripplewood and its advisors and potential lenders to complete business due diligence. Ripplewood's legal and accounting advisors also met with Maytag's management at Maytag's headquarters to complete legal, environmental, and accounting due diligence.

        On April 27, 2005, Moody's further downgraded Maytag's long-term debt from Baa3 to Ba2.

        On April 29, 2005, Maytag's senior management and representatives of Lazard met with representatives of Ripplewood and its advisors and potential lenders and discussed due diligence matters. During the meeting, Mr. Hake stated that it was probable that Maytag would achieve earnings of $0.88 per share, as reflected in the modified 2005 "3+9" earnings forecast, and that he was confident that Maytag would achieve the publicly announced guidance of 2005 earnings per share of $0.55 to $0.65.

        On May 4, 2005, representatives of Lazard discussed the potential terms of Ripplewood's revised proposal with representatives of Ripplewood. Thereafter, Lazard informed Ripplewood that the special committee had requested that Ripplewood submit its best and final offer.

        Also on May 4, 2005, Mr. Hake delivered to the special committee a presentation that was prepared by Mr. Hake and the Maytag finance team. The presentation set forth three five-year financial projections: a "high case," "base case" and "low case." For information on these financial projections and the assumptions upon which they were based, please see the section entitled "—Financial Projections" beginning on page 64 of this proxy statement/prospectus. Ripplewood did not receive these projections until after the signing of the merger agreement.

        On May 5, 2005, Ripplewood submitted a written proposal, referred to as the May 5 proposal, to acquire Maytag for $14.00 per share in cash. Ripplewood's May 5 proposal noted that the decrease in the per share price from Ripplewood's February 22 proposal was caused by numerous considerations, including that Maytag had experienced significant deterioration in its core business fundamentals as well as its future outlook, evidenced in part by the negative earnings momentum reflected in Maytag's stock price. Ripplewood further stated in its proposal that the decrease in its per share price was also caused in part by continued increasing competition and cost and pricing pressure as lower-cost global entrants continued to displace U.S.-based competitors' products and reduce wholesale pricing, decreased availability of financing for the transaction, and adverse factors affecting the U.S. economy, such as accelerated inflation, partially as a result of higher raw material and energy prices.

        On May 10, 2005, the Maytag board held a telephonic meeting to discuss the status of negotiations between Maytag and Ripplewood. Maytag's legal advisors reviewed the status of negotiations with respect to the merger agreement. Lazard noted that Ripplewood's potential lenders had received approval from their respective credit committees. Following discussion of the merger agreement and financing commitments, representatives of Lazard discussed the status of the negotiations with Ripplewood, reviewed the financial terms of the proposed transaction, summarized earnings forecasts for Maytag prepared by management, and discussed certain valuation considerations. The Maytag board discussed Maytag's earnings forecasts and the likelihood of achieving the "base case," "low case," and "high case" reflected in the presentation delivered by Mr. Hake on May 4, 2005. After discussions with Lazard, the Maytag board noted that the terms of Ripplewood's May 5 proposal were more definitive than Ripplewood's prior two proposals. Lazard indicated that, based on its discussions with Ripplewood, the per share price reflected in Ripplewood's May 5 proposal was likely its best and final per share price, though Lazard noted that it would continue to seek a higher price. After further discussion, the meeting was adjourned. Thereafter, Ripplewood stated, in response to Lazard's request, that $14.00 per share was its best and final price.

        On May 11, 2005, the special committee held a meeting to further discuss Ripplewood's May 5 proposal. Maytag's legal advisors reviewed the duties of Maytag's directors and also the terms of the merger agreement. Mr. Hake reviewed with the special committee the five-year financial projections that were prepared by the Maytag finance team and delivered to the special committee on May 4, 2005. Mr. Hake stated that, in his view, it was probable, or that there was a greater than 50% chance, that Maytag would achieve earnings of $0.88 per share in 2005 as reflected in the "base case" and "high case" projections and that he was confident that Maytag would achieve earnings of $0.56 per share in 2005 as reflected in the "low case" projections. Mr. Hake further stated that the original 2005 "3+9" earnings forecast, which reflected projected 2005 earnings per share of $1.36, was not credible because it assumed a substantial increase in earnings per share during the fourth quarter of 2005. As discussed above, on April 29, 2005, Maytag's senior management delivered to Ripplewood a modified 2005 "3+9" earnings forecast which modified, among other things, the fourth quarter 2005 forecast and reflected forecasted earnings per share of $0.56 to $0.88. Mr. Hake described the assumptions and rationale for each of the three scenarios. Following his presentation, Mr. Hake noted that while Maytag faced challenges and while in his view it could take several years for Maytag to achieve a satisfactory earnings turnaround and while management had recently failed to accurately predict future earnings, it was nevertheless his belief that the $14.00 per share offer price in Ripplewood's May 5 proposal did not reflect the value of Maytag, and that he would not as a director vote in favor of a transaction with Ripplewood at that price.

        Representatives of Lazard again summarized Maytag's earnings forecasts and discussed certain valuation considerations. The special committee discussed Maytag's "base case," "low case," and "high case" earnings forecasts. The special committee again noted that Maytag had consistently failed to achieve its one-year management earnings forecasts beginning in 2003. The special committee also considered that the "high case" was based, among other things, on the assumption that the major appliances industry would grow at 3% per year and that Maytag would hold its share of sales and accordingly achieve increased unit sales of major appliances of 3% to 5% per year. The special committee also noted that Maytag had consistently failed to maintain its share of sales in recent periods and that Maytag had not executed on its strategy for increasing revenue. Following further deliberation, the special committee reached a consensus that it would be imprudent for the special committee to assume that Maytag would achieve the "high case," and that performance was more likely to be realized at a level between the "low case" and the "base case" rather than the high case. For additional information on these financial projections and the assumptions upon which they were made, please see the section entitled "—Financial Projections" beginning on page 64 of this proxy statement/prospectus.

        The special committee also discussed the advantages and disadvantages of conducting an auction of Maytag. The special committee discussed that Ripplewood could withdraw its proposal or reduce its per share price or Maytag's earnings could continue to decline. The special committee also discussed that the terms of the draft merger agreement allowed Maytag to affirmatively solicit additional interest in a transaction involving Maytag for 30 days following the signing of the agreement and thereafter to continue discussions with other persons or respond to unsolicited proposals under certain circumstances.

        The special committee determined that the meeting should be adjourned until later that evening and that Lazard and Maytag's legal advisors should continue negotiations with Ripplewood over three contract points, which were the amount of the quarterly dividend Maytag could pay prior to the closing of the transaction, the amount of the termination fee payable by Maytag under certain circumstances, and the ability of Maytag to refinance its existing credit facility prior to closing of the transaction. During the adjournment representatives of Lazard and Maytag's legal advisors continued negotiations with representatives of Ripplewood's advisors regarding these three contract points.

        Later that evening the special committee reconvened to further discuss Ripplewood's May 5 proposal. Upon the commencement of the reconvened meeting, Mr. Hake informed the special committee that during the break he had learned of a product issue that had arisen earlier in the day that could have a potential adverse effect on Maytag's earnings and cash flow, and that further investigation was required before a reasonable judgment could be made. Following discussion, the special committee determined to apprise Ripplewood of the situation and to suspend further consideration of the proposed transaction pending further investigation regarding the product issue. Representatives of Lazard and Maytag's legal advisors so advised Mr. Collins and other representatives of Ripplewood.

        From May 11 through May 19, 2005, Maytag's legal advisors continued negotiations of the merger agreement with Ripplewood's legal advisors and participated in negotiations of financing commitments with Ripplewood's lenders.

        On May 18, 2005, Mr. Hake submitted a written summary of the status of the product issue investigation to the special committee. Later that morning, Mr. Hake and representatives of Lazard and Maytag's legal advisors discussed the contents of the written summary with representatives of Ripplewood and its advisors.

        The special committee met again on May 19, 2005. Mr. Hake and Mr. Scholten discussed the status of the product issue investigation. Maytag's legal advisors noted that the written summary of the status of the investigation delivered to the special committee had been delivered to representatives of Ripplewood and its legal advisors. Mr. Hake then reviewed with the special committee aspects of the Maytag's earnings forecasts, including the potential impact of the product issue, indicating that management was still comfortable with the 2005 earnings guidance of $0.55 to $0.65. Maytag's legal advisors stated that no additional material modifications had been made to the merger agreement since the last special committee meeting. While the meeting was in session, representatives of Ripplewood and representatives of Maytag continued to negotiate the parameters of Maytag's ability to enter into financing arrangements prior to closing and the special committee adjourned for a brief recess. During the recess, representatives of Ripplewood and representatives of Maytag agreed on terms under which Maytag could engage in certain financing arrangements. Upon commencement of the reconvened meeting, Lazard reviewed its presentation with the Maytag board and delivered orally its opinion, later confirmed in writing, that as of May 19, 2005, the consideration to be paid to the holders of Maytag common stock in the merger was fair to such holders from a financial point of view. Following further deliberation, and based upon the discussions between the special committee and the Maytag board and their advisors over this period, and other factors, the special committee, which is comprised of all directors other than Mr. Hake, recommended that the Maytag board approve the Triton agreement, the Triton merger, and the other transactions contemplated by the Triton agreement. Thereafter, the Maytag compensation committee of the board passed resolutions approving changes to certain of Maytag's benefit plans, as contemplated by the Triton agreement, and the Maytag board passed resolutions approving the Triton agreement, the Triton merger, and the other transactions contemplated by the Triton agreement, with eight directors voting in favor, Dr. W. Ann Reynolds and Mr. Hake abstaining, and one director absent. Thereafter, Maytag executed the merger agreement with Triton Acquisition Holding and the amendment to the Maytag rights agreement. Later that evening, Maytag and Ripplewood announced the transaction.

        From May 19, 2005 through June 17, 2005, representatives of Lazard and Maytag's management contacted 36 parties to determine whether any such parties had an interest in a transaction involving Maytag. Lazard and Maytag's management met with several parties and certain parties entered into confidentiality agreements with Maytag. Several parties conducted limited due diligence on Maytag.

        On June 17, 2005, Maytag received a preliminary non-binding proposal from Bain Capital Partners LLC, Blackstone Capital Partners IV L.P., and Haier America Trading, L.L.C., referred to as Bain, Blackstone, and Haier America, to acquire all outstanding shares of Maytag for $16.00 per share in cash. The preliminary non-binding proposal stated that completion of due diligence was expected to take 6-8 weeks, and that the proposal was conditioned on, among other things, completion of due diligence, negotiation of a definitive agreement, and receipt of necessary approvals. The proposal contemplated debt financing provided by Merrill Lynch & Co. on terms and conditions to be agreed upon among Merrill Lynch and Bain, Blackstone, and Haier America.

        On June 20, 2005, the special committee held a telephonic meeting to discuss the status of the solicitation of other proposals to acquire Maytag in general and the Bain, Blackstone, and Haier America preliminary proposal in particular.

        After discussion, the board of directors determined that the Bain, Blackstone, and Haier America preliminary proposal could reasonably be expected to lead to a transaction more favorable from a financial point of view to Maytag's stockholders than the merger with Triton Acquisition Holding, taking into account all the terms and conditions of the proposal and the terms and conditions of the Triton agreement, and that such a transaction was reasonably capable of being completed, taking into account all aspects of the proposal. The special committee then instructed its legal and financial advisors to proceed with due diligence and discussions with respect to the Bain, Blackstone, and Haier

America proposal. Later that evening, Maytag issued a press released disclosing the Bain, Blackstone, and Haier America preliminary proposal.

        On July 17, 2005, Maytag received a letter from Whirlpool conveying an unsolicited proposal to acquire all outstanding shares of Maytag for consideration valued at $17.00 per share, of which at least 50% would be paid in cash and the balance in shares of Whirlpool common stock. The letter stated that Whirlpool's proposal was based solely on publicly available information about Maytag, and was subject to satisfactory completion of due diligence and negotiation of a mutually acceptable definitive merger agreement. The letter stated that Whirlpool's proposal was both financially superior to the consideration payable under the pending Triton agreement (providing a 21% premium for Maytag's stockholders as well as the opportunity to participate in long-term growth of the combined company through the stock portion of the consideration) and also "reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of the proposal." The letter stated, further, that Whirlpool's proposal therefore met the prerequisites for the Maytag board to make the determination required under the Triton agreement in order to furnish information to, and have negotiations and discussions with, Whirlpool. In the letter, Whirlpool requested that it be permitted to commence due diligence immediately so that it would be in a position to submit a binding offer in time for Maytag to comply with the termination provisions of the Triton agreement prior to the August 19, 2005 Maytag special meeting at which the Triton agreement would be considered.

        On July 18, 2005, Maytag issued a press release disclosing the Whirlpool proposal.

        On July 19, 2005, Maytag received a letter from Bain, Blackstone, and Haier America stating that they had determined not to further pursue the acquisition of Maytag.

        Also on July 19, 2005, Triton Acquisition informed Maytag that, in Triton Acquisition's view, the transaction proposed by Whirlpool did not satisfy the prerequisites for Maytag's board making the determination required under the Triton agreement in order to furnish information to, and have discussions with, Whirlpool, including that such transaction was "reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects."

        On July 21, 2005, Maytag's board of directors held a telephonic meeting to discuss the Whirlpool proposal received on July 17, 2005. Following discussion with Maytag's advisors, the board of directors determined that it was unable to determine at that time that the Whirlpool proposal could reasonably be expected to lead to a financially superior transaction that was reasonably capable of being completed, which determination was a prerequisite under the Triton agreement for Maytag to furnish information to, and have discussions and negotiations with, Whirlpool. In determining that it was unable to reach such a determination, the Maytag board considered, among other things, that Whirlpool's proposal was silent with respect to mechanisms to ensure that Whirlpool would assume the antitrust risk of the transaction. The Maytag board also considered that Whirlpool's proposal was silent with respect to mechanisms to protect against the transaction not being completed as a result of a decline in Maytag's financial performance. Following the meeting, Maytag publicly announced the board's determination and stated that the board would continue to evaluate the Whirlpool proposal and that the board had not changed its recommendation of the Triton Acquisition Holding transaction.

        On July 22, 2005, Maytag received a letter from Whirlpool responding to Maytag's July 21, 2005 announcement. In the letter, Whirlpool expressed its disappointment that Maytag's board had been unable to determine that Whirlpool's July 17, 2005 proposal met the standard under the Triton agreement for affording Whirlpool immediate access to due diligence and an immediate ability to enter into discussions and negotiations with Maytag. The letter stated that Whirlpool was making one final request that the Maytag board make the requisite determination, and that, to address "any residual concerns" the Maytag board might have, Whirlpool was supplementing and amending its July 17, 2005 proposal in the following respects. First, increasing to 29% the premium for Maytag's stockholders compared to the pending Triton agreement, Whirlpool increased by $1.00 to $18.00 the total value of the consideration to be paid per Maytag share. Second, Whirlpool indicated that it was willing to discuss reasonable mechanisms to address any regulatory concerns Maytag might have, including a reverse break-up fee and payment of the contractual break-up fee to Triton Acquisition Holding upon Maytag's termination of the existing Triton agreement to enter into a definitive merger agreement with Whirlpool, all as a part of the overall value of Whirlpool's revised proposal. The letter emphasized Whirlpool's readiness and need, for the reasons previously conveyed, to commence due diligence and discussions and negotiations immediately. The letter also discussed trade customer support for the transaction, stating: "[Whirlpool] contacted the top 20 trade customers and buying groups, including the top four retailers and top three buying groups that represent 90% of retail appliance sales. To date, we have received 17 letters of support and we expect another on Monday. Two trade customers of the 20 are neutral or supportive, but as a matter of policy are unable to so state in a letter. The proposed transaction is also supported by small and medium sized retailers, as evidenced by the support of NARDA [North American Retail Dealers Association], which represents over 3000 retail storefronts."

        On July 24, 2005, the Maytag's board of directors held a telephonic meeting and, following discussion with its advisors, determined that the revised Whirlpool proposal could reasonably be expected to lead to a transaction that was financially superior to Maytag's pending transaction with Triton Acquisition Holding and that was reasonably capable of being completed. Under the Triton agreement, this determination was a prerequisite for Maytag to furnish information to, and have discussions and negotiations with, Whirlpool. In making such determination, the Maytag board took into account Whirlpool's favorable statements regarding trade customer support for the transaction, the advice of Maytag's legal advisors as to the ability of Whirlpool and Maytag to obtain the regulatory approval required to close the transaction, the increase in the proposed consideration, and Whirlpool's stated willingness to discuss reasonable mechanisms to address any regulatory concerns Maytag might have, including a reverse break-up fee and payment of the contractual break-up fee to Triton Acquisition Holding upon Maytag's termination of the existing Triton agreement to enter into a definitive merger agreement with Whirlpool.

        Later on July 24, 2005, Maytag issued a press release disclosing the board's determination. In the release, Maytag stated, among other things, that before providing certain due diligence information to Whirlpool, it would require greater certainty as to various aspects of the Whirlpool proposal, including the timing of completion, the form of consideration and the valuation of any stock consideration, Whirlpool's due diligence process, and the mechanisms referred to by Whirlpool to address regulatory and other closing risks. Maytag also stated that it believed that its actions were in accord with the Triton agreement and did not give Triton Acquisition any termination rights.

        Following the Maytag board's determination described above, Maytag's legal and financial advisors and Whirlpool's legal and financial advisors, Weil, Gotshal & Manges LLP and Greenhill & Co., LLC, engaged in discussions regarding a potential Maytag/Whirlpool transaction.

        On July 26, 2005, Maytag and Whirlpool entered into a confidentiality and standstill agreement containing provisions with respect to, among other things, confidentiality of information that one party may determine to furnish to the other party, as well as provisions with respect to solicitation and hiring of each other's employees. In addition, the parties also agreed in the confidentiality agreement to certain standstill provisions, including that, for a period of three years, without the permission of the other party. For a description of the agreement, please see the section entitled "—Material Contracts between Whirlpool and Maytag" beginning on page 76 of this proxy statement/prospectus.

        Beginning on July 27, 2005, Maytag permitted Whirlpool to commence limited due diligence on Maytag. Upon receipt of the binding irrevocable offer from Whirlpool on August 8, 2005, Maytag provided Whirlpool with access to additional due diligence.

        On July 27, 2005, Maytag's regulatory counsel, Wachtell, Lipton, Rosen & Katz and Cleary Gottlieb Steen & Hamilton LLP, met in person with Whirlpool's regulatory counsel, Howrey LLP and

Mayer, Brown, Rowe & Maw LLP, to discuss the regulatory aspects of a potential combination of Maytag and Whirlpool.

        On August 1, 2005, Whirlpool advised Maytag that as of July 31, 2005, (i) of Whirlpool's top 20 trade customers (determined on the basis of revenue from all channels and all products), Whirlpool's top five retail buying groups and NARDA, 22 of the 26 had written letters supporting Whirlpool's proposed acquisition of Maytag and the balance had not indicated opposition and (ii) of the top four major appliance retailers, one had written a letter of support, two had indicated they were not opposed but as a matter of corporate policy did not write such letters, and the fourth had by policy declined to comment.

        Subsequently, on August 1, 2005, the special committee of the Maytag board held a telephonic meeting to receive, among other things, an update on the preliminary negotiations and discussions with Whirlpool and the status of the Triton Acquisition Holding transaction and to discuss potential next steps between August 1, 2005 and August 19, 2005, the date for which a special meeting of Maytag stockholders to vote on the Triton agreement was scheduled. The special committee also discussed with its advisors the effect, if any, that the information obtained during preliminary discussions with Whirlpool and its advisors had on the analysis of the regulatory uncertainties related to a Whirlpool/Maytag transaction.

        On the night of August 1, 2005, Whirlpool delivered to Maytag a draft merger agreement, which was based substantially on the Triton agreement. Following receipt of the draft merger agreement, Maytag, in order to avoid any potential claim by Triton Acquisition Holding that Maytag did not comply with its covenant to apprise Triton Acquisition Holding of the material terms of any takeover proposal, delivered a copy of the draft merger agreement to Triton Acquisition Holding.

        On August 2, 2005, Maytag filed a proxy statement supplement with the SEC, informing Maytag stockholders of the developments described above.

        On August 2, 2005, Maytag's legal counsel met with a representative of Whirlpool and Whirlpool's legal advisors to begin to discuss and negotiate the terms and conditions of the merger agreement. From August 2, 2005 through August 8, 2005, Maytag's legal and financial advisors continued to negotiate the terms and conditions of the merger agreement with Whirlpool's representatives and legal and financial advisors. During that time, for the reason indicated above, Maytag continued to deliver drafts of the merger agreement received from Whirlpool to Triton Acquisition Holding.

        On August 7, 2005, Mr. Hake met with Mr. Jeff M. Fettig, the chairman, chief executive officer and president of Whirlpool, together with their respective legal and financial advisors, at the offices of Whirlpool's legal advisor, to negotiate and discuss certain of the terms and conditions of the merger agreement.

        During the negotiations from August 2, 2005 through August 8, 2005, Maytag's representatives negotiated for a higher per share offer price and, with respect to the Whirlpool common stock portion of the consideration to be paid in the merger, for a floating exchange ratio that would be determined during a specified period ending shortly prior to completion of the merger. On the other hand, Whirlpool's representatives negotiated for certainty regarding the number of shares of Whirlpool common stock to be paid in the merger. Maytag's legal advisors also negotiated for a "reverse break-up fee" if the proposed Whirlpool/Maytag merger were not to close because regulatory approval was not obtained. In addition, Maytag's legal advisors also negotiated for, among other things, certain exceptions to Whirlpool's "company material adverse effect" condition (which, as proposed, was identical to that contained in the Triton agreement), including with respect to the loss of employees and/or Maytag's failures to meet its initial financial projections or certain other financial metrics.

        On August 8, 2005, Whirlpool submitted a binding irrevocable offer reflecting the outcome of these negotiations. Whirlpool offered to acquire all outstanding shares of Maytag for consideration valued at $20.00 per share, subject to regulatory approvals, Maytag stockholder approval, and other customary conditions. Under the offer, 50% of the per share consideration would be paid in cash and the balance in shares of Whirlpool common stock, and the entire transaction would be taxable to Maytag's stockholders. The number of shares of Whirlpool common stock to be paid per share of Maytag common stock would be based on a floating exchange ratio; and the floating exchange ratio would be subject to a collar equal to +/- 10% of the volume weighted average price of Whirlpool common stock on the New York Stock Exchange on the date Maytag's board of directors initially declared the Whirlpool offer a "superior company proposal." The offer stated that, if not accepted by Maytag, it would expire at 5:00 p.m. on August 20, 2005, the day after the scheduled date of the special meeting of Maytag stockholders to vote on the Triton agreement. The offer included a commitment to pay a "reverse break-up fee" of $120 million under certain circumstances if the proposed Whirlpool/Maytag merger were not to close because regulatory approval was not obtained as well as a commitment to provide up to $15 million for retention of certain Maytag employees. Following receipt, Maytag delivered a copy of the binding irrevocable offer, including the merger agreement which Whirlpool had executed, to Triton Acquisition Holding.

        Later on August 8, 2005, the special committee held a telephonic meeting to discuss the terms of Whirlpool's August 8, 2005 binding irrevocable offer, described in the immediately preceding paragraph, with its legal and financial advisors.

        On August 9, 2005, the special committee held a meeting in person to discuss the terms of Whirlpool's August 8, 2005 binding irrevocable offer, including the terms of the proposed merger agreement. During the meeting, the special committee received an update from management regarding Maytag's performance and the effects that the sales process had had on Maytag's business. The special committee also reviewed the required timing for making a determination with respect to the Whirlpool proposal. The special committee discussed the uncertainties contained in both the proposed Triton Acquisition Holding transaction and the proposed Whirlpool transaction. The special committee discussed, among other things, the effect of discounting both the Triton Acquisition Holding price of $14.00 per share in cash and the Whirlpool offer price of $20.00 per share, 50% in cash and the remainder in Whirlpool stock, for their respective uncertainties. The special committee discussed the uncertainties involved in both the proposed Triton Acquisition Holding transaction, including the financing and material adverse effect conditions, and the proposed Whirlpool transaction, principally the regulatory condition. The special committee discussed the numerous assumptions required to calculate a discounted value, including earnings estimates, price/earnings ratio estimates, cost of equity as discount rates, tax rate assumptions, estimated time to closing, expected value of dividends, and, with respect to stock consideration, the estimated future value of such stock consideration. The special committee also discussed the importance of current trading prices as an indication of the value of the Triton Acquisition Holding price and the Whirlpool offer price. The discounted value discussion was in the nature of a review of a hypothetical analysis rather than a discussion of an estimate of predicted value and did not reflect actual probabilities of closing or estimated times to closing assigned by the board. Discounted values for the Triton Acquisition Holding price of $14.00 per share ranged from a low of $12.73, assuming, among other things, an 85% probability of closing and no discount for time to closing or failure to obtain stockholder approval, to a high of $14.00, assuming a 100% probability of closing and no discount for time to closing or failure to obtain stockholder approval. Discounted values for the Whirlpool offer price of $20.00 per share (as opposed to the $21.00 per share merger price agreed upon in Maytag's definitive merger agreement with Whirlpool) ranged from a low of $11.93, assuming, among other things, a 50% probability of closing and a discount for the time value of money assuming 16 months to closing, to a high of $17.84, assuming a 90% probability of closing and a discount for the time value of money assuming six months to closing. The discounted values of the Whirlpool offer price of $20.00 per share were calculated assuming, in addition to the assumptions noted above, the low case projections prepared by Maytag's management. See the section entitled "—Financial Projections" beginning on page 64 of the proxy statement/prospectus. The special committee noted that Maytag's common stock had traded at prices near the highest, and significantly above the lowest, discounted values of the Whirlpool offer price of $20.00 per share.

        The special committee also considered the uncertainty that a Triton Acquisition Holding transaction would obtain Maytag shareholder approval and invited a representative of Innisfree M&A Incorporated, Maytag's proxy solicitor, to update the special committee about the status of the Triton Acquisition Holding vote. The Innisfree representative informed the special committee of the votes tallied and the percentage voting for and against the Triton agreement. The Innisfree representative stated that the market price of Maytag's common stock had risen in response to the Whirlpool binding irrevocable offer of $20.00 per share (50% in cash and 50% in Whirlpool common stock), and expressed the view that Maytag's stockholders were highly unlikely to approve the Triton Acquisition Holding $14.00 per share all-cash transaction at the special meeting of Maytag stockholders. The Innisfree representative also discussed with the special committee his view that even if Triton Acquisition Holding were to raise its offer by $2.00 or $3.00 per share, it would be very difficult to obtain stockholder approval of the Triton agreement. In that regard, the special committee took note of the fact that under the Whirlpool confidentiality agreement, if Maytag's stockholders voted down the Triton agreement, Whirlpool would be able to make proposals directly to Maytag's board of directors and communicate with Maytag's stockholders about the proposals.

        The special committee also heard presentations from its legal advisors, Wachtell, Lipton, Rosen & Katz and Cleary, Gottlieb, Steen & Hamilton LLP, regarding the regulatory approvals required by a combination between Whirlpool and Maytag.

        At the request of Whirlpool, Mr. Fettig and his financial and legal advisors were invited to address the special committee. Mr. Fettig described for the special committee Whirlpool's views regarding the fairness of its offer, and stated that Whirlpool was highly confident, based on the advice of its legal advisors, that a Whirlpool/Maytag transaction would receive the necessary regulatory approvals. In response to questions from the special committee, Mr. Fettig assured the members of the special committee regarding Whirlpool's strong interest in pursuing the proposed transaction. After Mr. Fettig and his advisors left the meeting, the special committee reviewed the terms of the proposed merger agreement with its legal advisors and Lazard reviewed its presentation with the special committee. Whirlpool's advisors then advised Maytag's advisors that Whirlpool would not raise its offer at that point, but would react if Triton Acquisition Holding were to raise its offer.

        At the request of Triton Acquisition Holding, representatives and legal advisors of Triton Acquisition Holding were invited to address the special committee. Representatives of Triton Acquisition Holding indicated that Triton Acquisition Holding believed that Whirlpool and Maytag would not obtain the required regulatory approvals for a Whirlpool/Maytag combination.

        Triton Acquisition Holding expressed the belief that, if Maytag were to postpone the special meeting of Maytag stockholders from its scheduled date of August 19, 2005, Triton Acquisition Holding and Maytag could successfully solicit and obtain shareholder approval for the Triton Acquisition Holding transaction. To that end, Triton Acquisition Holding verbally offered to amend the Triton agreement to raise the merger consideration to $15.50 in cash, and indicated that it and its financing sources would eliminate a number of the conditions in the merger agreement that had already been satisfied. Financing was among the remaining conditions. Additionally, Triton Acquisition Holding stated that it and its financing sources were prepared to represent to Maytag that, as of August 9, 2005, neither Triton Acquisition Holding nor its financing sources were aware of anything that had, in and of itself, given rise to a "company material adverse effect" within the meaning of the Triton agreement. Triton Acquisition Holding stated, however, that neither it nor its financing sources were prepared to waive the material adverse effect condition in the Triton agreement or agree that events to date would not be taken into account in determining whether such an effect had taken place prior to the closing. Triton Acquisition Holding's new verbal offer also included an increase in the termination fee payable to Triton Acquisition Holding under the Triton agreement from $40 million to $60 million. Triton Acquisition Holding stated that its verbal offer would be withdrawn if Maytag discussed it with any third parties or disclosed it publicly.

        Later that evening after the special committee meeting, Maytag representatives nevertheless advised Whirlpool representatives of Triton Acquisition Holding's new verbal offer.

        On the morning of August 10, 2005, Mr. Fettig requested a meeting with Mr. Hake and Mr. Clark. At the meeting, Mr. Fettig informed Messrs. Hake and Clark that, in response to Triton Acquisition Holdings' verbal offer as described to Whirlpool, Whirlpool was prepared to increase its binding irrevocable offer to acquire Maytag to consideration valued at $21.00 per share (50% in cash and 50% in Whirlpool common stock), with all other material terms of the offer unchanged from Whirlpool's August 8, 2005 binding irrevocable offer. Whirlpool's August 10, 2005 binding irrevocable offer stated that, unless it was accepted by Maytag, it would expire at 5:00 p.m. on August 21, 2005. Following such conversation Whirlpool delivered to Maytag its increased offer together with an executed merger agreement, and Messrs. Hake and Clark reported the increased offer to the special committee. The special committee discussed the increased offer and asked regulatory counsel to address the special committee regarding the statements that Triton Acquisition Holding had made the previous evening regarding regulatory risks inherent in a Whirlpool/Maytag combination. On the afternoon of August 10, Maytag gave notice to Triton Acquisition Holding of the receipt of Whirlpool's increased offer. Later that day, representatives of Maytag's management and Lazard met with Whirlpool's management to discuss, among other things, Whirlpool's results of operations, financial condition, and other matters relating to Whirlpool's financial performance.

        On the afternoon of August 12, 2005, Triton Acquisition Holding's legal advisors contacted Maytag's legal advisors and stated that Triton Acquisition Holding proposed to amend the Triton agreement to provide that the parties to the agreement agree that (A) solely with respect to Whirlpool's August 10, 2005 binding irrevocable offer, (a) the 48-hour notice period required before the Maytag board could determine Whirlpool's offer to be a "superior company proposal" would be deemed to refer to the later of (1) 5:00 p.m. on August 15, 2005, and (2) the time that was 48 hours after the time at which Maytag had complied with the applicable requirements of the Triton agreement with respect to Whirlpool's August 10, 2005 offer, and (b) the five-business day waiting period required before Maytag could terminate the Triton agreement would be deemed to refer to a four-business day period and (B) the special meeting of Maytag stockholders originally scheduled for August 19, 2005 would be postponed until September 8 or 9, 2005.

        Later, on August 12, 2005, Maytag's board of directors and special committee held a telephonic meeting to discuss the terms of Whirlpool's August 10, 2005 binding irrevocable offer, and the terms of Triton Acquisition Holding's proposal to amend the terms of the Triton agreement. During the meeting, Maytag's legal advisors discussed with the special committee and the board of directors Triton Acquisition Holding's proposal to amend its merger agreement with Maytag. Also, during the meeting, Lazard reviewed with the special committee and the board of directors the modifications made to its August 9, 2005 presentation, based on the increase in value of the proposed Whirlpool merger consideration from $20.00 to $21.00 per share (50% in cash and 50% in Whirlpool common stock) and the discussions with Whirlpool management on August 10, and delivered orally its opinion, later confirmed in writing, that as of August 12, 2005, the consideration proposed to be paid to the holders of Maytag's common stock pursuant to Whirlpool's August 10, 2005 binding irrevocable offer was fair to such holders from a financial point of view. Following further deliberations, and based upon the discussions between the special committee and the Maytag board and their advisors over this period, and other factors, including those described above, the special committee and the Maytag board determined that the Whirlpool binding irrevocable offer was more favorable from a financial point of view to the holders of Maytag's common stock than the merger under the Triton agreement, taking into account all the terms and conditions of the Whirlpool binding irrevocable offer and the Triton agreement (including the proposals by Triton Acquisition Holding to amend the terms of the Triton agreement and the Triton Acquisition Holding merger), and that the Whirlpool binding irrevocable offer was reasonably capable of being completed, taking into account all financial, regulatory, legal, and other aspects of the Whirlpool binding irrevocable offer. The special committee and the Maytag board also determined that in light of the Whirlpool August 10, 2005 binding irrevocable offer, it would be inconsistent with the Maytag board's exercise of its fiduciary duty for the Maytag board to fail to withdraw and modify its recommendation of the Triton agreement. The special committee and the Maytag board further determined to withdraw its recommendation of the Triton agreement and to recommend that Maytag's stockholders vote against such Triton agreement. Under the Triton agreement, Maytag could not determine Whirlpool's August 10, 2005 binding irrevocable offer to be a "superior company proposal" until August 12, 2005. The special committee and the Maytag board also determined, as a result of the Whirlpool August 10, 2005 binding irrevocable offer and related developments, to postpone the special meeting of Maytag stockholders originally scheduled for Friday, August 19, 2005, to Tuesday, August 30, 2005, in order to permit Maytag to file and distribute supplemental proxy materials and to allow time for adequate dissemination and absorption of information concerning these important developments. Shortly thereafter, Maytag gave notice to Triton Acquisition Holding of the determinations of the Maytag board and the special committee.

        Later on August 12, 2005, Maytag received a letter from Whirlpool that, among other things, extended the expiration of the Whirlpool August 10, 2005 binding irrevocable proposal to 12:00 Noon (EST) on Tuesday, August 23, 2005, in light of the various actions and time requirements Maytag had to observe prior to terminating the Triton agreement. Following receipt of the letter, Maytag gave notice to Triton Acquisition Holding of its receipt.

        On August 14, 2005, the Maytag board of directors and special committee held a telephonic meeting to discuss the terms of Whirlpool's August 10, 2005 binding irrevocable offer, as modified by the August 12, 2005 letter from Whirlpool, with its legal and financial advisors. At such meeting, Maytag's board of directors and special committee reconfirmed the determinations made at their August 12, 2005 meeting. On the morning of August 15, 2005, Maytag gave notice to Triton Acquisition Holding of the determinations of the Maytag board and the special committee.

        From August 16, 2005 through August 19, 2005, Maytag continued to provide Triton Acquisition Holding certain non-public information about Maytag.

        On August 18, 2005, Maytag's regulatory counsel met in person with Whirlpool's regulatory counsel to discuss the regulatory aspects of a potential combination of Maytag and Whirlpool.

        On August 19, 2005, the last full trading day prior to the date of the meetings of the Maytag special committee and board described below, Whirlpool common stock closed at $81.83 per share and Maytag common stock closed at $18.71 per share.

        The special committee met again on August 22, 2005. Mr. Hake and Mr. Moore reviewed with the special committee aspects of Maytag's financial performance. Maytag's legal advisors stated that no additional modifications had been made to the merger agreement contemplated by Whirlpool's August 10, 2005 binding irrevocable offer. Lazard reviewed its presentation with the Maytag board and delivered orally its opinion, later confirmed in writing, that as of August 22, 2005, the consideration to be paid to the holders of Maytag common stock in the Whirlpool merger was fair to such holders from a financial point of view. The full text of Lazard's opinion is attached as Annex B to this proxy statement/prospectus. Following further deliberation, and based upon the discussions between the special committee and the Maytag board and their advisors over this period, and the factors set forth in the section entitled "—Recommendation of Maytag's Board of Directors and Maytag's Reasons for the Merger" beginning on page 55 of this proxy statement/prospectus, the special committee, which is comprised of all directors other than Mr. Hake, unanimously recommended that the Maytag board approve the merger agreement, the Whirlpool merger, and the other transactions contemplated by the merger agreement. The Maytag compensation committee of the board passed resolutions approving changes to certain of Maytag's benefit plans, as contemplated by the merger agreement.

        Thereafter, during the August 22, 2005 meeting, the Maytag board unanimously passed resolutions (i) determining that Whirlpool's August 10, 2005 binding irrevocable offer, as modified by the August 12, 2005 letter from Whirlpool, was more favorable from a financial point of view to the holders of Maytag's common stock than the merger under the Triton agreement, taking into account all the terms and conditions of the Whirlpool binding irrevocable offer and the Triton agreement (including the proposals by Triton Acquisition Holding to amend the terms of the Triton agreement and the Triton Acquisition Holding merger), and that the Whirlpool binding irrevocable offer was reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of the Whirlpool binding irrevocable offer, (ii) determining that in light of the Whirlpool binding irrevocable offer, it would be inconsistent with Maytag's board's exercise of its fiduciary duty for Maytag's board to fail to withdraw and modify its recommendation of the Triton agreement, (iii) withdrawing its recommendation of the Triton agreement, (iv) approving the termination of the Triton agreement and the authorizing the payment of the $40,000,000 fee Triton Acquisition Holding was entitled to receive, (v) canceling the special meeting of Maytag stockholders scheduled for September 9, 2005, (vi) approving the merger agreement, the Whirlpool merger, and the other transactions contemplated by the merger agreement, and (vii) approving an amendment to the Maytag rights agreement. The Maytag board made the determinations set forth in the resolutions based upon the recommendation of the special committee and the factors set forth in the section entitled "—Recommendation of Maytag's Board of Directors and Maytag's Reasons for the Merger" beginning on page 55 of this proxy statement/prospectus. Under the Triton agreement, Maytag could not make these determinations until August 22, 2005.

        Shortly following the special committee meeting, Maytag gave notice to Triton Acquisition Holding of the determinations of Maytag's board and paid to Triton Acquisition Holding the $40 million termination fee to which it was entitled. Whirlpool then reimbursed Maytag for the $40 million termination fee. Thereafter, Maytag executed the merger agreement with Whirlpool and the amendment to the Maytag rights agreement. Later that afternoon, Maytag and Whirlpool announced the transaction.

        On August 31, 2005, Maytag announced that Lester Crown, a Maytag board member since 1989, had resigned from Maytag's board, effective August 30, 2005. Mr. Crown resigned to fulfill other professional and personal obligations.

        On September 27, 2005, Maytag announced in conjunction with the U.S. Consumer Product Safety Commission a voluntary recall of approximately 5,000 front-loading washing machines sold from April through May 2005. This action was taken to address the product issued referred to above. In the second quarter of 2005, Maytag established a reserve for the estimated expenses associated with this matter. The supplier of the product has reimbursed Maytag for the majority of its expenses to date arising from the recall and Maytag does not expect this matter to have a material impact on its future financial performance.

Recommendation of Maytag's Board of Directors and Maytag's Reasons for the Merger

        At its meeting on August 22, 2005, the Maytag board of directors determined that the merger agreement is advisable, fair to, and in the best interests of Maytag and its stockholders and unanimously approved the merger agreement. Accordingly, the Maytag board recommends that Maytag stockholders vote "FOR" adoption of the merger agreement at the special meeting. The Maytag board also recommends that Maytag stockholders vote "FOR" the authorization of the proxies to vote on such other matters as may properly come before the special meeting or any adjournment named in the proxy card or postponement of the special meeting, including to consider any procedural matters incident to the conduct of the special meeting, such as adjournment of the special meeting.

        In reaching its decision to approve the merger agreement and to recommend that Maytag stockholders vote to adopt the merger agreement, the Maytag board considered a number of factors, including the following material factors:

  •
  the increasingly challenging conditions in the home appliance industry caused in part by increasing globalization, increased customer buying leverage and the ability of large customers to facilitate entry and expansion by global competitors, increased competition and the current and expected impact from lower-cost global entrants as well as increasing fuel and raw material costs;

  •
  Maytag special committee's and Maytag board's familiarity with, and presentations by Maytag's management regarding, the business, operations, properties and assets, financial condition, business strategy, and prospects of Maytag (as well as the risks involved in achieving those prospects), the nature of the home appliance industry in which Maytag competes, industry trends, and economic and market conditions, both on a historical and on a prospective basis;

  •
  the current and historical market price of Maytag common stock and the value of the $21.00 merger consideration as compared to the Triton Acquisition Holding merger price of $14.00 per share;

  •
  the financial presentation of Lazard and its opinion that, as of August 22, 2005, the consideration to be paid to the holders of Maytag common stock in the Whirlpool merger was fair to such holders from a financial point of view (see the section entitled "—Opinion of Maytag's Financial Advisor" beginning on page 58 of this proxy statement/prospectus);

  •
  the fact that a representative from Innisfree advised the special committee that it was unlikely that Maytag's stockholders would vote in favor of the Triton Acquisition Holding transaction;

  •
  the fact that Maytag's stockholders would receive a component of Whirlpool common stock as part of the merger consideration which would thus allow Maytag's stockholders to participate in any future growth of the combined company;

  •
  the advice of Maytag's legal advisors as to the ability of Whirlpool and Maytag to obtain the regulatory approvals required to close the Whirlpool merger, including the risks of delay or failure to obtain such approval;

  •
  the fact that the merger agreement provides the following protections for Maytag in the event that the required regulatory approvals are not obtained prior to December 31, 2006 or the proposed Whirlpool merger is enjoined: (i) Whirlpool will bear the $40 million termination fee payable to Triton upon termination of the Triton agreement, (ii) under certain circumstances Whirlpool will pay Maytag $120 million, and (iii) Whirlpool will provide up to $15 million for retention of certain Maytag employees, and that, moreover, in the event that the merger agreement is terminated, Whirlpool would forego the potential synergies of a Whirlpool/Maytag combination;

  •
  the level of efforts that the parties must use under the merger agreement to obtain governmental and regulatory approvals, and the Maytag board's belief, after review with its legal advisors, in the likelihood of the merger being approved by the appropriate regulatory authorities in light of these merger agreement provisions (see the sections entitled "—Regulatory Matters Relating to the Merger," "Risk Factors—Risks Relating to Whirlpool and the Combined Company After the Merger," and "The Merger Agreement—Covenants—Reasonable Best Efforts" beginning on pages 77, 26, and 97, respectively, of this proxy statement/prospectus);

  •
  the terms of the merger agreement which provide that under certain circumstances, and subject to certain conditions more fully described in the sections entitled "The Merger Agreement—Termination" and "The Merger Agreement—Termination Fees and Reimbursement Obligations" beginning on pages 101 and 102, respectively, of this proxy statement/prospectus, Maytag can furnish information to and conduct negotiations with a third party, terminate the merger agreement, and enter into an agreement relating to a "superior company proposal";

  •
  the belief that the $60 million termination fee and $40 million reimbursement fee that would be payable in connection with the termination of the merger agreement to enter into a "superior company proposal" was reasonable in the context of break-up fees that were payable in other transactions and would not preclude another party from making a competing proposal;

  •
  the significant negative earnings momentum reflected in Maytag's earnings guidance for 2005, which was revised downward on January 28, 2005 from $1.55–$1.65 per share to $1.15–$1.35 per share and further revised downward on April 22, 2005 to $0.55–$0.65 per share (excluding, in each case, adjustments for restructuring and related charges);

  •
  the risk that Triton Acquisition Holding and Triton Acquisition and/or their financing sources could take the position that a "company material adverse effect" condition had occurred or would reasonably be expected to occur and accordingly that Triton Acquisition Holding and Triton Acquisition would not be required to complete the Triton merger;

  •
  Standard & Poor's downgrade of Maytag's long-term debt on January 28, 2005 to BBB- and further downgrade on April 22, 2005 to BB+, and Moody's downgrade of Maytag's long-term debt on February 2, 2005 to Baa3 and further downgrade on April 27, 2005 to Ba2; and

  •
  although the obligations of Whirlpool and Whirlpool Acquisition under the merger agreement are conditioned upon a "company material adverse effect" (as defined therein) not having occurred, the merger agreement provides, among other things, that the loss of employees and/or Maytag's failures to meet its initial financial projections or published analysts' forecasts relating to it, or any other amount of revenue on earnings, may not, individually or in the aggregate, be deemed to constitute a "company material adverse effect" (see the section entitled "The Merger Agreement—Material Adverse Effect" beginning on page 89 of this proxy statement/prospectus).

        The Maytag board also considered potential drawbacks or risks relating to the merger, including the following material risks and factors:

  •
  the risks and costs to Maytag if the merger does not close, including the diversion of management and employee attention, employee attrition, and the effect on business and customer relationships;

  •
  the interests of Maytag's officers and directors in the merger described in the section entitled "—Interests of Certain Persons in the Merger" beginning on page 72 of this proxy statement/prospectus;

  •
  the restrictions on the conduct of Maytag's business prior to completion of the merger, requiring Maytag to conduct its business in the ordinary course, subject to specific limitations necessary for asset preservation, which may delay or prevent Maytag from undertaking certain business opportunities that might arise pending completion of the merger;

  •
  the requirement that Maytag submit the merger agreement to its stockholders even if the Maytag board modifies or withdraws its recommendation, which could delay or prevent our ability to pursue a superior company proposal if one were to become available;

  •
  the possibility that the $60 million termination fee and $40 million reimbursement amount payable under specified circumstances may discourage a competing proposal to acquire Maytag; and

  •
  the possibility that a regulatory authority may seek to impose conditions on or enjoin or otherwise prevent or delay the merger. After discussion with its legal advisors, Maytag's board of directors determined that the merger was reasonably capable of consummation without the need to divest any assets in order to obtain regulatory approval. In making this determination, Maytag's board recognized that Whirlpool was not willing to commit in the merger agreement to make divestitures in order to obtain regulatory approval. Maytag's board also determined that, to the extent a divestiture of minor assets could be necessary to obtain regulatory approval for the merger, Whirlpool would likely be willing to make such a divestiture in order to realize the merger's expected financial benefits.

        The foregoing discussion addresses the material information and factors considered by the Maytag board of directors in its consideration of the merger. In view of the variety of factors and the amount of information considered, the Maytag board did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. The determination was made after consideration of all of the factors as a whole. In addition, individual members of the Maytag board may have given different weights to different factors.

Opinion of Maytag's Financial Advisor

        On November 4, 2004, Maytag formally engaged Lazard to act as its financial advisor in connection with a variety of financial matters related to strategic alternatives, including a potential sale of Maytag. Lazard was selected to act as investment banker to Maytag because of its expertise and its reputation in investment banking and mergers and acquisitions. Lazard has delivered to Maytag's board of directors a written opinion, dated August 22, 2005, that, as of that date, and based upon and subject to various factors, assumptions and limitations set forth therein, the consideration to be paid to the holders of Maytag common stock in connection with the Whirlpool proposal was fair to such holders from a financial point of view. Maytag did not give Lazard any specific instructions, including what valuation methodologies to use, with respect to Lazard's fairness opinion. In connection with its opinion, Lazard used customary valuation methodologies based on Lazard's experience and judgment in the valuation of businesses and their securities in connection with mergers and acquisitions, recapitalizations, and similar transactions.

        The full text of the Lazard opinion is attached as Annex B to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. The description of the Lazard opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the Lazard opinion set forth in Annex B. You are urged to read the Lazard opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Lazard in connection with the opinion. Lazard's written opinion is directed to Maytag's board of directors and only addresses the fairness, from a financial point of view, of the consideration to be paid in connection with the Whirlpool proposal to holders of Maytag common stock as of the date of the opinion. Lazard's written opinion does not address the merits of the underlying decision by Maytag with respect to the Whirlpool proposal, does not address the relative merits of or consideration offered in any other transaction, including the proposed acquisition of Maytag by Triton Acquisition Holding, as compared to the Whirlpool proposal and is not intended to and does not constitute a recommendation to any stockholder of Maytag as to how such stockholder should vote with respect to a merger with Whirlpool or any matter relating thereto. Lazard's opinion is necessarily based on economic, monetary, market, and other conditions as in effect on, and the information made available to Lazard as of, the date of the Lazard opinion. Lazard assumes no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion. The following is only a summary of the Lazard opinion. You are urged to read the entire opinion.

        In the course of performing its review and analyses in rendering its opinion, Lazard:

  •
  reviewed the financial terms and conditions of a proposed agreement and plan of merger, dated August 10, 2005, among Maytag, Whirlpool, and Whirlpool Acquisition;

  •
  analyzed certain historical business and financial information relating to Maytag and Whirlpool;

  •
  reviewed various financial forecasts and other data provided to Lazard by Maytag relating to its businesses, as well as publicly available financial analyst forecasts with respect to the businesses of Whirlpool;

  •
  held discussions with members of the senior management of each of Maytag and Whirlpool with respect to the respective businesses and prospects of Maytag and Whirlpool;

  •
  reviewed public information with respect to certain other companies in lines of businesses Lazard believed to be generally comparable to the businesses of Maytag and Whirlpool;

  •
  reviewed the financial terms of certain business combinations involving companies in lines of businesses Lazard believed to be generally comparable to that of Maytag and Whirlpool, and in other industries generally;

  •
  reviewed the historical stock prices and trading volumes of Maytag common stock and Whirlpool common stock; and

  •
  conducted such other financial studies, analyses, and investigations as Lazard deemed appropriate.

        Lazard relied upon the accuracy and completeness of the foregoing information, and did not assume any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of Maytag or Whirlpool, or concerning the solvency or fair value of Maytag or Whirlpool. With respect to Maytag's financial forecasts, Lazard assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgment of the management of Maytag as to the future financial performance of Maytag. The financial analyses with respect to Maytag that Lazard utilized in providing its opinion were based upon three alternative sets of Maytag's management projections, a base case, a low case, and a high case, that were based on three different assessments by Maytag's management of the future financial performance of Maytag. Based on the guidance of Maytag's board of directors, Lazard relied for purposes of rendering its opinion on Maytag's base case and low case financial forecasts. Although Lazard requested internal forecasts from Whirlpool, such forecasts were not provided to Lazard. With the consent of the board of directors of Maytag, Lazard assumed that financial analyst forecasts with respect to Whirlpool were a reasonable basis upon which to evaluate the business and financial prospects of Whirlpool and used such forecasts for purposes of its analyses and opinion. Lazard assumed no responsibility for and expressed no view as to any financial forecasts or the assumptions on which they were based.

        In rendering its opinion, Lazard assumed that the merger with Whirlpool would be consummated on the terms described in the draft proposed merger agreement, without any waiver of any material terms or conditions, and that obtaining the necessary regulatory approvals for the merger with Whirlpool would not have an adverse effect on Maytag, Whirlpool, or the proposed merger. Lazard also assumed that, if executed, the proposed merger agreement would conform in all material respects to the agreement reviewed by Lazard. Lazard did not express any opinion as to any tax or other consequences that might result from a merger with Whirlpool, nor did its opinion address any legal, tax, regulatory, or accounting matters, as to which Lazard understood that Maytag obtained such advice as it deemed necessary from qualified professionals. In addition, Lazard did not express any opinion as to the price at which Maytag common stock or Whirlpool common stock may trade after any announcement of the proposed merger or as to any agreement or other arrangement entered into by any employee or director of Maytag in connection with the proposed agreement with Whirlpool.

        The following is a summary of the material financial and comparative analyses which Lazard deemed to be appropriate for this type of transaction and that were performed by Lazard in connection with rendering its opinion. The summary of Lazard's analyses described below is not a complete description of the analyses underlying Lazard's opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, is not readily susceptible to summary description. In arriving at its opinion, Lazard considered the results of all the analyses and did not attribute any particular weight to any factor or analysis considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

        As noted above, the financial analyses regarding Maytag that Lazard utilized in providing its opinion were based upon three alternative sets of Maytag's management projections, a base case, a low case, and a high case, that were based on three different assessments by management of the future financial performance of Maytag. Based on the guidance of Maytag's board of directors, Lazard relied for purposes of rendering its opinion on the base case and low case financial forecasts.

        In its analyses, Lazard also considered industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of Maytag and Whirlpool. No company, transaction or business used in Lazard's analyses as a comparison is identical to Maytag, Whirlpool, or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments, or transactions analyzed. The estimates contained in Lazard's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard's analyses are inherently subject to substantial uncertainty.

        The financial analyses summarized below include information presented in tabular format. In order to fully understand Lazard's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Lazard's financial analyses.

Maytag Discounted Cash Flow Analysis

        Using projections provided by the management of Maytag, Lazard performed a discounted cash flow analysis with respect to Maytag. A discounted cash flow analysis is a customary method of valuing an asset using estimates of the future cash payments from the asset, referred to as that asset's future cash flows, and taking into consideration the time value of money with respect to those future cash flows by calculating their "present value." "Present value" refers to the current value of future cash flows and is obtained by discounting those future cash flows or amounts by a discount rate, as described below. Other financial terms used below are "projected unlevered free cash flows" and "terminal value." "Projected unlevered free cash flows" refer to a calculation of the future cash flows of an asset without including in such calculation any debt servicing costs. "Terminal value" refers to the estimated capitalized value of all future cash flows from an asset at a particular point in time.

        Lazard's discounted cash flow analysis on Maytag was based on the present value of projected unlevered free cash flow of Maytag for 2005 to 2009 and the present value of the terminal value of Maytag in 2009.

        This analysis assumed a range of terminal year exit multiples of estimated earnings before interest, tax, depreciation and amortization, also referred to as "EBITDA," ranging from 5.0x to 6.0x and a discount rate of 11% based on estimates relating to Maytag's weighted average cost of capital. Maytag's "weighted average cost of capital" is a measure of the average expected return on all of Maytag's securities or loans based on the proportions of those securities or loans in Maytag's capital structure.

Using this analysis, Lazard calculated the following range of implied equity values per share of Maytag common stock:

	Implied Value Per Share of Maytag Common Stock
	Low	High
Management Base Case	$12.00	$15.00
Management Low Case	$8.00	$12.00
Management High Case	$19.00	$23.00

        Lazard noted that the implied per share merger consideration for Maytag common stock in the Whirlpool proposal was $21.00 calculated as of August 19, 2005.

Maytag Present Value of Future Stock Price

        Lazard performed a discounted equity value analysis, which is designed to provide an indication of the future value of a company's equity as a function of the company's future earnings and its current price to forward earnings per share multiple. The resulting value is then discounted to arrive at a present value for the company's future stock price. Lazard first calculated implied 2008 per share equity values for Maytag common stock by applying price to forward earnings per share multiples ranging from l0.0x to 12.0x to estimates by Maytag's management of 2008 earnings per share in each of the three cases. Lazard then calculated implied per share equity values for Maytag common stock based on the present value (at a discount rate of 16% based on estimates relating to Maytag's cost of equity capital) of these 2008 per share equity values, including the present value of Maytag's expected annual dividend of $0.36 per share. Using this analysis, Lazard calculated the following range of implied equity values per share of Maytag common stock:

	Implied Value Per Share of Maytag Common Stock
	Low	High
Management Base Case	$11.00	$13.00
Management Low Case	$8.00	$9.00
Management High Case	$16.00	$20.00

        Lazard noted that the implied per share merger consideration for Maytag common stock in the Whirlpool proposal was $21.00 calculated as of August 19, 2005.

Maytag Comparable Public Companies Analysis

        Lazard performed a comparable public companies analysis to calculate an implied valuation for Maytag based on a valuation of comparable companies. Using publicly available information, Lazard reviewed and compared certain financial and stock market information for Maytag with that of Whirlpool and AB Electrolux. These comparable companies were chosen because they are publicly traded companies with operations that for purposes of this analysis may be considered reasonably similar to Maytag. For each of these comparable companies, Lazard calculated enterprise value as a multiple of EBITDA for the latest 12-month period. Lazard calculated implied per share equity values for Maytag common stock by applying latest 12-month EBITDA multiples ranging from 5.0x to 6.0x to Maytag's latest 12-month EBITDA. Based on this analysis, Lazard calculated an implied per share value range for Maytag common stock of $6.00 to $10.00. Lazard noted that the implied per share merger consideration for Maytag common stock in the Whirlpool proposal was $21.00 calculated as of August 19, 2005.

Maytag Precedent Transactions Analysis

        Lazard performed a precedent transaction analysis to calculate an implied valuation for Maytag based on the financial terms of selected transactions that share some characteristics with the merger. Lazard reviewed publicly available information relating to the following eight transactions in the appliance and consumer durables industry that it deemed relevant:

Date Announced	Acquiror(s)	Target
April 2002	Kelso & Company, L.P.	Nortek, Inc.
November 2002	Newell Rubbermaid	American Saw and Manufacturing Co.
July 2004	The Black and Decker Corporation	Tools Group of Pentair Inc.
July 2004	Thomas H. Lee Partners, L.P.	Nortek Holdings, Inc.
August 2004	Techtronic Industries Co. Ltd.	Milwaukee Electric Tool Corp.
September 2004	Jarden Corporation Warburg Pincus LLC	American Household, Inc.
February 2005	Kohlberg Kravis Roberts & Co. L.P.	Masonite International Corporation
April 2005	BC Partners	Domestic International

        For each selected comparable transaction, Lazard calculated the multiple of total transaction value to EBITDA of the acquired business for the latest 12-month period preceding the acquisition announcement. Lazard then calculated implied per share equity values for Maytag common stock by applying EBITDA multiples ranging from 6.0x to 7.0x to Maytag's latest 12-month EBITDA. Based on this analysis, Lazard calculated an implied per share value range for Maytag common stock of $10.00 to $14.00. Lazard noted that the implied per share merger consideration for Maytag common stock in the Whirlpool proposal was $21.00 calculated as of August 19, 2005.

Whirlpool Discounted Cash Flow Analysis

        Using financial analyst consensus forecasts, Lazard performed a discounted cash flow analysis valuing Whirlpool. For a description of the financial terms described in this section, please refer to the section entitled "Maytag Discounted Cash Flow Analysis" above. Lazard's discounted cash flow analysis of Whirlpool was based on the present value of projected unlevered free cash flow of Whirlpool for 2005 to 2009 and the present value of the terminal value of Whirlpool in 2009. This analysis assumed a range of terminal year exit multiples of estimated EBITDA ranging from 5.0x to 6.0x and a discount rate of 10.5% based on estimates relating to industry comparables' weighted average cost of capital. Using this analysis, Lazard calculated a range of implied equity values per share of Whirlpool common stock of $71.00 to $85.00. Lazard noted the per share closing prices for Whirlpool common stock of $69.99 on July 15, 2005 (the last trading day prior to Whirlpool's first unsolicited proposal) and of $81.83 on August 19, 2005 (the last trading day prior to the date of Lazard's opinion).

Whirlpool Comparable Public Company Analysis

        Lazard performed a comparable public companies analysis to calculate an implied valuation for Whirlpool based on a valuation of comparable companies. Using publicly available information, Lazard reviewed and compared certain financial and stock market information for Whirlpool with that of Maytag and AB Electrolux. These comparable companies were chosen because they are publicly traded companies with operations that for purposes of this analysis may be considered reasonably similar to Whirlpool. For each of these comparable companies, Lazard calculated enterprise value as a multiple of EBITDA for the latest 12-month period. Lazard calculated implied per share equity values for Whirlpool common stock by applying latest 12-month EBITDA multiples ranging from 5.0x to 6.0x to Whirlpool's latest 12-month EBITDA. Based on this analysis, Lazard calculated an implied per share value range for Whirlpool common stock of $65.00 to $83.00. Lazard noted the per share closing prices for Whirlpool common stock of $69.99 on July 15, 2005 (the last trading day prior to Whirlpool's first unsolicited proposal) and of $81.83 on August 19, 2005 (the last trading day prior to the date of Lazard's opinion).

Whirlpool 52-Week Trading Range

        Lazard reviewed the historical price performance of Whirlpool common stock for the 52-week period ended August 19, 2005 (the last trading day prior to the date of Lazard's opinion). During this period, the intraday trading price of Whirlpool common stock ranged from approximately $55.00 per share to approximately $86.00 per share. Lazard noted the per share closing prices for Whirlpool common stock of $69.99 on July 15, 2005 (the last trading day prior to Whirlpool's first unsolicited proposal) and of $81.83 on August 19, 2005 (the last trading day prior to the date of Lazard's opinion).

Premiums Paid Analysis

        Lazard reviewed publicly available information regarding all acquisition transactions completed since January 1999 with transaction values of $1 billion or more. For each transaction, Lazard analyzed, as of the announcement date, the premium offered by the acquiror to the target's closing price one day, seven days and thirty days prior to the announcement of the transaction. The median of premia for each of these periods ranged from 20% to 30%. Lazard applied this range to the average closing price of Maytag's common stock from April 22, 2005 (the date of Maytag's announcement regarding earnings for the first quarter of 2005) to May 5, 2005 (the date that the written proposal was submitted to Maytag regarding the $14.00 per share Triton Acquisition Holding merger price) of $9.98 to calculate a range of implied per share equity values for Maytag's common stock of approximately $12.00 to $13.00. Lazard noted that the implied per share merger consideration for Maytag common stock in the Whirlpool proposal was $21.00 calculated as of August 19, 2005. In performing this analysis, Lazard noted the increase in the trading price of Maytag's common stock after the announcement of the Triton agreement.

Miscellaneous

        Lazard's opinion was not the only factor considered by Maytag's board of directors in its evaluation of the proposed Whirlpool merger and should not be viewed as determinative of the views of Maytag's board of directors or Maytag's management.

        Under an engagement letter dated November 4, 2004, Maytag has agreed to pay Lazard a retainer fee of approximately $1.1 million (payable in six quarterly installments) which fee will be credited against a transaction fee (the payment of which is contingent upon the completion of a transaction) estimated to be approximately $17.4 million. Accordingly, approximately $16.3 million of the transaction fee is contingent upon completion of a transaction. In light of the complexity of the circumstances generally involved in the context of an unsolicited offer, Maytag also agreed under the engagement letter to pay Lazard an unsolicited offer fee, which fee will also be credited against the $17.4 million transaction fee. The timing and amount of the unsolicited offer fee will be negotiated in good faith by Lazard and Maytag, and no final determination has been made by Lazard and Maytag in this regard. Maytag has also agreed to reimburse Lazard for its reasonable out-of-pocket expenses, including the reasonable expenses of legal counsel, and to indemnify Lazard and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement. In the ordinary course of Lazard's business, Lazard, Lazard Capital Markets LLC (an entity owned in large part by the managing directors of Lazard), and their respective affiliates may actively trade shares of Maytag common stock, Whirlpool common stock, and other securities of Maytag or Whirlpool for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Other than quarterly payments of the retainer fee and reasonable out-of-pocket expenses described above, Lazard has received no compensation for services provided to Maytag in the last two years.

        Lazard is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, leveraged buyouts, and valuations for real estate, corporate, and other purposes. Lazard was selected to act as investment banker to Maytag because of its expertise and its reputation in investment banking and mergers and acquisitions.

Financial Projections

        Other than publicly announced earnings guidance, Maytag, as a matter of course does not make public detailed long-range projections as to future performance or earnings. As discussed above, Maytag's management prepares four categories of information containing plans or forecasts of future performance. These are a Strategic Business Plan, an Annual Business Plan, monthly forecasts of annual performance that refer to actual monthly results plus estimates for remaining months in the year, and publicly announced earnings guidance. Maytag's forecasts in its Strategic Business Plan are broad-based, and take into account the aspirations of management and long-range major strategic plans and market conditions. Maytag's forecasts in its Annual Business Plan are more tactical in nature and take into account targets and goals for incentive compensation matters. The forecasts that refer to actual results plus estimates for remaining months are intended to track actual performance and modified forecasts against the Annual Business Plan. The forecasts discussed above are not prepared with a view to public disclosure and are not prepared with a view to compliance with the published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. Maytag's public earnings guidance is generally based on the Annual Business Plan, as adjusted, to provide the most likely earnings scenario at the time guidance is announced.

October 2004 Projections

        Maytag as a matter of course does not make public detailed long-range projections as to future performance or earnings. However, during Maytag's exploration of strategic alternatives, Maytag provided Ripplewood and other potential bidders with Maytag's 2005 Strategic Business Plan, which included financial performance information about Maytag that was not publicly available. The information provided included financial projections for Maytag as an independent company prepared by its management as presented to the Maytag board of directors at its October 13, 2004 and October 14, 2004 meetings.

        The Maytag projections included in the 2005 Strategic Business Plan included the following forecasts, which were provided to Ripplewood in November 2004:

Consolidated Financial Highlights

	2004E	2005E	2006E	2007E
	(in millions, except earnings per share data)
Net Sales	$4,813	$5,032	$5,263	$5,466
Diluted earnings per share	$1.00	$1.30	$1.87	$2.39

Note:  Excludes special charges.

        A number of assumptions were made in preparing the projections included in the 2005 Strategic Business Plan, the most significant of which, in the opinion of Maytag's management, are assumptions with respect to:

  •
  Maytag Appliances Business—assumed (a) that the Maytag appliances business would have a unit increase of 4.2% (based on industry growth of 1.5%) for fiscal year 2005 and a unit increase of 3% (based on industry growth of 3%) for each of fiscal year 2006 and 2007; (b) a general price increase in appliances in fiscal year 2005; and (c) a price repositioning in appliances in each of fiscal year 2005, 2006 and 2007, which would have an adverse effect on operating income.

  •
  Maytag Floor Care Business—assumed (a) that the Maytag floor care business would have a unit increase of 12.9% (based on industry growth of 3.0%) for fiscal year 2005, a unit increase of 9.0% (based on industry growth of 3.0%) for fiscal year 2006, and a unit increase of 3% (based on industry growth of 3%) for fiscal year 2007; (b) an unfavorable mix of floor care products, which would have an adverse effect on operating income in fiscal year 2005; and (c) a price repositioning in floor care in each of fiscal year 2005, 2006 and 2007, which would have an adverse effect on operating income.

  •
  Cost Impacts—assumed (a) an increase in steel costs in fiscal year 2005 and a decrease in each of fiscal year 2006 and 2007; (b) a 3% to 4% increase in wages and other economics in fiscal year 2005 and a 3% increase in wages and other economics in each of fiscal year 2006 and 2007; (c) an increase in pension and post-retirement costs in each of fiscal year 2005, 2006 and 2007; and (d) an increase in other material costs in fiscal year 2005.

  •
  Savings Initiatives—assumed (a) incremental savings related to Maytag's One Company initiative in fiscal year 2005 and 2006; (b) savings related to procurement saving initiatives in each of fiscal year 2005, 2006 and 2007; (c) savings related to Maytag's closing of its Galesburg manufacturing plant in fiscal year 2005; and (d) savings related to decreases in other material costs in each of fiscal year 2006 and 2007.

Consolidated Financial Highlights:
Reconciliation of Non-GAAP to GAAP

	2004E	2005E	2006E	2007E
Diluted earnings per share
Earnings per share (excluding special charges)	$1.00	$1.30	$1.87	$2.39
Excluded special charges (restructuring and related charges, goodwill impairment, front-load washer litigation, distributor lawsuit judgment)	$1.10	$0.05	$0.00	$0.00
Earnings (loss) per share (GAAP)	$(0.10)	$1.25	$1.87	$2.39

        The 2005 Strategic Business Plan also included the projections set forth below for fiscal year 2005 that were based on the assumption that Maytag could achieve a $2.00 earnings per share by undertaking certain actions, including, among other things: (a) implementing certain employee cost reductions; (b) reducing the costs related to certain products; (c) reducing retiree healthcare costs; (d) developing new customer display opportunities; (e) minimizing price repositioning in appliances and floor care; (f) modifying incentive compensation targets; and (g) increasing prices if steel costs are not less than those assumed in the 2005 Strategic Business Plan, in each case, with the intended aggregate effect of increasing operating income by approximately $81 million.

Consolidated Financial Highlights 2005 @ $2.00 Per Share

	2004E	2005E	2006E	2007E
	(in millions, except earnings per share data)
Net Sales	$4,813	$5,072	$5,303	$5,506
Diluted earnings per share	$1.00	$2.00	$2.36	$2.88

Note:  Excludes special charges.

Consolidated Financial Highlights 2005 @ $2.00 Per Share:
Reconciliation of Non-GAAP to GAAP

	2004E	2005E	2006E	2007E
Diluted earnings per share
Earnings per share (excluding special charges)	$1.00	$2.00	$2.36	$2.88
Excluded special charges (restructuring and related charges, goodwill impairment, front-load washer litigation, distributor lawsuit judgment)	$1.10	$0.05	$0.00	$0.00
Earnings (loss) per share (GAAP)	$(0.10)	$1.95	$2.36	$2.88

May 2005 Projections

        In May 2005, Maytag's management prepared revised financial projections to reflect developments since October 2004. These developments reflected, among other things, actual operating results for fiscal year 2004 and reductions in projected revenues in future years arising from the lower fiscal year 2005 forecast. The revised projections were provided to the Maytag board of directors on May 4, 2005 but were not provided to Ripplewood or any other third party until after the execution of the merger agreement. The base case and low case scenarios included in the revised projections were relied upon by Lazard in connection with its presentation to the board of directors on May 19, 2005 and August 22, 2005 and its fairness opinion dated August 22, 2005. See the section entitled "—Opinion of Maytag's Financial Advisor" beginning on page 58 of this proxy statement/prospectus.

        The Maytag projections prepared in May 2005, described below, reflect management's then current view of Maytag's long-term outlook understood in the context of three alternative sets of assumptions (a base case, a low case, and a high case). In April 2005, Maytag's management reviewed with the Maytag board that earnings per share for the full year were expected to be between $0.56 and $0.88 per share (See the section entitled "The Merger—Background of the Merger" beginning on page 39 of this proxy statement/prospectus). However, following discussion, the Maytag board strongly recommended that Maytag not announce guidance at the high end of management's earnings expectations. On April 22, 2005, Maytag announced 2005 earnings guidance of $0.55–$0.65 per share.

The Base Case Projections

	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast
	(in millions, except earnings per share data)
Net Sales	$4,961	$5,071	$5,170	$5,269	$5,366
Gross Profit	$625.5	$637.4	$653.8	$738.9	$821.3
Total SG&A Expense	$466.2	$474.2	$488.8	$504.7	$522.0
Operating Income	$159.3	$163.2	$164.9	$234.2	$299.3
Interest Expense	$(64.0)	$(59.0)	$(57.0)	$(57.0)	$(57.0)
Other—net	$6.5	$5.3	$5.3	$5.3	$5.3
Income before taxes	$101.8	$109.5	$113.2	$182.5	$247.6
Effective tax rate	31.1%	32.5%	33.0%	33.0%	33.0%
Taxes	$31.7	$35.6	$37.4	$60.2	$81.7
Net Income	$70.2	$73.9	$75.9	$122.3	$165.9
Shares outstanding	80.0	80.0	80.0	80.0	80.0
Earnings per share	$0.88	$0.92	$0.95	$1.53	$2.07

Notes: Earnings data is not calculated pursuant to GAAP because the data excludes restructuring charges. Totals may not be additive due to rounding.

        A number of assumptions were made in preparing the base case projections, the most significant of which, in the opinion of Maytag's management, are assumptions with respect to:

  •
  Earnings per share—2005 earnings per share of $0.88 are at the high-end of management's financial projections.

  •
  Growth/Loss—assumed that (a) Maytag's unit sales of major appliances will not grow with the industry generally (3% per year) but will have 0% growth, thereby gradually losing market share, and (b) Maytag will absorb a normal 1% price repositioning in its appliances and floor care businesses each year.

  •
  Assumed shutdown of the Newton, North Canton, and Florence facilities—assumed (a) Maytag's inability to maintain or grow the market share of the existing platforms or obtain concessions from the labor force, and (b) that the benefits from the shutdown of the facilities would result in a cost reduction of approximately $140 million, impacting operating income as follows: (i) 2006E ($10 million), (ii) 2007E (no impact), (iii) 2008E ($71 million), and (iv) 2009E ($71 million). The decision to pursue the assumed shutdown has not yet been made, and the detailed execution plans and financial projections have not been developed, but Maytag's management views the $140 million as a reasonable estimate of the cost savings associated with the proposed shutdowns. It should also be noted that the cost impact of implementing the footprint restructuring below the operating income level was not included in the analysis.

  •
  General business trends—assumed all other trends in Maytag's business continue unchanged, including (a) that International and Services businesses continue to grow and perform, (b) Dixie Narco recovers to reasonable levels, (c) procurement savings continue, (d) burden and labor costs increase 1% per year, (e) salary increases and other economics increase 3% per year, (f) decreases in steel costs, and (g) incremental savings from Maytag's voluntary separation plan in the first quarter of 2005.

        Maytag's management did not make any assumptions with respect to (a) significant material cost declines, (b) additional price increases, (c) sale of non-core assets (commercial appliances), (d) additional savings from postretirement medical initiatives, and (e) higher savings from manufacturing footprint changes.

        As noted previously, the base case projections presented above excluded restructuring charges. Maytag provided the projections excluding restructuring charges as a way to help Maytag's board of directors better understand Maytag's earnings and enhance comparisons of Maytag's earnings from period to period. Among other things, Maytag's management uses the earnings results, excluding restructuring charges to evaluate the performance of its businesses. There are inherent limitations in the use of earnings excluding restructuring charges, because Maytag's actual results do include the impact of such charges. The table below reconciles operating income, net income and earnings per share (determined excluding restructuring charges) with operating income, net income and earnings per share determined in accordance with GAAP.

The Base Case Projections: Reconciliations of Non-GAAP to GAAP

	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast
	(in millions, except earnings per share data)
Operating Income
Operating Income (excluding restructuring charges)	$159.3	$163.2	$164.9	$234.2	$299.3
Excluded restructuring charges	$17.0	$33.0	$53.0	$147.0	$0.00
Operating Income (GAAP)	$142.3	$130.2	$111.9	$87.2	$299.3
Net Income
Net Income (excluding restructuring charges)	$70.2	$73.9	$75.9	$122.3	$165.9
Excluded restructuring charges	$11.7	$22.3	$35.5	$98.5	$0.00
Net Income (GAAP)	$58.5	$51.6	$40.4	$23.8	$165.9
Earnings per share
Earnings per share (excluding restructuring charges)	$0.88	$0.92	$0.95	$1.53	$2.07
Excluded restructuring charges	$0.15	$0.28	$0.44	$1.23	$0.00
Earnings per share (GAAP)	$0.73	$0.64	$0.51	$0.30	$2.07

The Low Case Projections

	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast
	(in millions, except earnings per share data)
Net Sales	$4,797	$4,903	$4,984	$5,060	$5,130
Gross Profit	$588.8	$600.7	$611.8	$688.8	$759.8
Total SG&A Expenses	$466.2	$474.1	$488.3	$503.7	$520.4
Operating Income	$122.7	$126.5	$123.5	$185.1	$239.4
Interest Expense	$(64.0)	$(59.0)	$(57.0)	$(57.0)	$(57.0)
Other—net	$6.5	$5.3	$5.3	$5.3	$5.3
Income before taxes	$65.2	$72.8	$71.8	$133.4	$187.7
Effective tax rate	31.1%	32.5%	33.0%	33.0%	33.0%
Taxes	$20.3	$23.7	$23.7	$44.0	$61.9
Net Income	$44.9	$49.2	$48.1	$89.4	$125.7
Shares outstanding	80.0	80.0	80.0	80.0	80.0
Earnings per share	$0.56	$0.61	$0.60	$1.12	$1.57

        Notes: Earnings data is not calculated pursuant to GAAP because the data excludes restructuring charges. Total may not be additive due to rounding.

        A number of assumptions were made in preparing the low case projections, the most significant of which, in the opinion of Maytag's management, are assumptions with respect to:

  •
  Earnings per share—2005 earnings per share of $0.56 are at the low-end of management's financial projections.

  •
  Growth/Loss—assumed that (a) Maytag's unit sales of major appliances will not grow with the industry generally (3% per year) but will lose market share at 0.5% per year, thereby accelerating its loss of market share, and (b) Maytag will absorb a normal 1% price repositioning in its appliances and floor care businesses each year.

  •
  Assumed shutdown of the Newton, North Canton, and Florence facilities—management made the same assumptions as those described in the third bullet of the base case projections above.

  •
  General business trends—management made the same assumptions as those described in the fourth bullet of the base case projections above.

        Maytag's management did not make any assumptions with respect to the same matters described above in the second to last paragraph of the base case projections above.

        As noted previously, the low case projections presented above excluded restructuring charges. Maytag provided the projections excluding restructuring charges as a way to help Maytag's board of directors better understand Maytag's earnings and enhance comparisons of Maytag's earnings from period to period. Among other things, Maytag's management uses the earnings results, excluding restructuring charges to evaluate the performance of its businesses. There are inherent limitations in the use of earnings excluding restructuring charges, because Maytag's actual results do include the impact of such charges. The table below reconciles operating income, net income and earnings per share (determined excluding restructuring charges) with operating income, net income and earnings per share determined in accordance with GAAP.

The Low Case Projections: Reconciliation of Non-GAAP to GAAP

	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast
	(in millions, except earnings per share data)
Operating Income
Operating Income (excluding restructuring charges)	$122.7	$126.5	$123.5	$185.1	$239.4
Excluded restructuring charges	$17.0	$33.0	$53.0	$147.0	$0.00
Operating Income (GAAP)	$105.7	$93.5	$70.5	$38.1	$239.4
Net Income
Net Income (excluding restructuring charges)	$44.9	$49.2	$48.1	$89.4	$125.7
Excluded restructuring charges	$11.7	$22.3	$35.5	$98.5	$0.00
Net Income (GAAP)	$33.2	$26.9	$12.6	$(9.1)	$125.7
Earnings per share
Earnings per share (excluding restructuring charges)	$0.56	$0.61	$0.60	$1.12	$1.57
Excluded restructuring charges	$0.15	$0.28	$0.44	$1.23	$0.00
Earnings per share (GAAP)	$0.41	$0.33	$0.16	$(0.11)	$1.57

The High Case Projections

	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast
	(in millions, except earnings per share data)
Net Sales	$4,961	$5,259	$5,474	$5,689	$5,904
Gross Profit	$625.5	$688.6	$736.9	$852.5	$959.6
Total SG&A Expense	$466.2	$477.7	$493.7	$509.6	$526.9
Operating Income	$159.3	$210.9	$243.2	$343.0	$432.8
Interest Expense	$(64.0)	$(59.0)	$(57.0)	$(57.0)	$(57.0)
Other—net	$6.5	$5.3	$5.3	$5.3	$5.3
Income before taxes	$101.8	$157.2	$191.5	$291.3	$381.1
Effective tax rate	31.1%	32.5%	33.0%	33.0%	33.0%
Taxes	$31.7	$51.1	$63.2	$96.1	$125.8
Net Income	$70.2	$106.1	$128.3	$195.1	$255.3
Shares outstanding	80.0	80.0	80.0	80.0	80.0
Earnings per share	$0.88	$1.33	$1.60	$2.44	$3.19

Notes:  Earnings data is not calculated pursuant to GAAP because the data excludes restructuring charges. Totals may not be additive due to rounding.

        A number of assumptions were made in preparing the projections for the high case, the most significant of which, in the opinion of Maytag's management, are assumptions with respect to:

  •
  Earnings per share—2005 earnings per share of $0.88 are at the high-end of management's financial projections.

  •
  Growth/Loss—assumed that (a) Maytag's unit sales of major appliances will grow with the industry generally (3% per year), thereby holding market share, (b) Maytag will achieve its growth goals in 2005 (5% boost in 2006 driven by laundry), and (c) Maytag will absorb a normal 1% price repositioning in its appliances and floor care businesses each year.

  •
  Assumed shutdown of the Newton, North Canton and Florence facilities—management made the same assumptions as those reflected in the third bullet of the base case projections above.

  •
  General business trends—management made the same assumptions as those described in the fourth bullet of the base case projections above.

        Maytag's management did not make any assumptions with respect to the same matters described above in the second to last paragraph of the base case projections above.

        As noted previously, the high case projections presented above excluded restructuring charges. Maytag provided the projections excluding restructuring charges as a way to help Maytag's board of directors better understand Maytag's earnings and enhance comparisons of Maytag's earnings from period to period. Among other things, Maytag's management uses the earnings results, excluding restructuring charges to evaluate the performance of its businesses. There are inherent limitations in the use of earnings excluding restructuring charges, because Maytag's actual results do include the impact of such charges. The table below reconciles operating income, net income and earnings per share (determined excluding restructuring charges) with operating income, net income and earnings per share determined in accordance with GAAP.

The High Case Projections: Reconciliations of Non-GAAP to GAAP

	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast
	(in millions, except earnings per share data)
Operating Income
Operating Income (excluding restructuring charges)	$159.3	$210.9	$243.2	$343.0	$432.8
Excluded restructuring charges	$17.0	$33.0	$53.0	$147.0	$0.00
Operating Income (GAAP)	$142.3	$177.9	$190.2	$196.0	$432.8
Net Income
Net Income (excluding restructuring charges)	$70.2	$106.1	$128.3	$195.1	$255.3
Excluded restructuring charges	$11.7	$22.3	$35.5	$98.5	$0.00
Net Income (GAAP)	$58.5	$83.8	$92.8	$96.6	$255.3
Earnings per share
Earnings per share (excluding restructuring charges)	$0.88	$1.33	$1.60	$2.44	$3.19
Excluded restructuring charges	$0.15	$0.28	$0.44	$1.23	$0.00
Earnings per share (GAAP)	$0.73	$1.05	$1.16	$1.21	$3.19

General Matters

        The Maytag forecasts and projections were not prepared with a view to public disclosure and are included in this proxy statement only because such projections and forecasts were made available to Triton Acquisition Holding and other potential bidders. As noted above, Maytag provided Ripplewood with the 2005 Strategic Business Plan in November 2004 and provided Ripplewood with the May 4, 2005 projections following the execution of the merger agreement. The projections were not prepared with a view to compliance with the published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. Maytag's independent registered public accounting firm has not examined, compiled, or performed any procedures with respect to the projections and accordingly does not provide any form of assurance with respect to the projections.

        Maytag advised Triton Acquisition Holding and the other parties that the projections are subjective in many respects and thus susceptible to various interpretations and periodic revision based on actual experience and business developments. The projections were based on a number of assumptions that may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of Maytag. Some of these factors are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (see the section entitled "Forward-Looking Statements" beginning on page 31 of this proxy statement/prospectus) and other risk factors are disclosed in Maytag's filings with the Securities and Exchange Commission. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate, and actual results may be materially different than those contained in the projections. Maytag does not intend to make publicly available any update or other revisions to the projections to reflect circumstances existing after the date of the projections. Neither Maytag nor its representatives assume any responsibility for the validity, reasonableness, accuracy, or completeness of the projected financial information, and Maytag has made no representations to Triton Acquisition Holding or Triton Acquisition regarding such information. The inclusion of this information should not be regarded as an indication that Triton Acquisition Holding or any of the other potential bidders considered the projections as a reliable prediction of future events or that this information should be relied on for that purpose. In light of the uncertainties inherent in any projected data, Maytag stockholders are cautioned not to rely on the projections.

Whirlpool's Reasons for the Merger

        Whirlpool's reasons for acquiring Maytag arise from the intensely competitive nature of the home appliance industry. In addition to traditional competitors such as Electrolux, GE and Kenmore, there are new and expanding foreign competitors including, among others, LG, Bosch, Samsung, Haier and Fisher and Paykel. Moreover, the four largest appliance retailers in the U.S.—Sears, Lowes, The Home Depot and Best Buy—account for approximately two-thirds of retail sales and large regional buyers and strong buying groups account for most of the remainder. These large, sophisticated trade customers have many choices and demand competitive products, services and price.

        Whirlpool believes that its merger with Maytag will enhance its ability to respond to these competitive conditions, and will benefit trade customers and consumers of the combined company, for the following reasons:

  •
  Whirlpool currently expects the merger to generate approximately $300 million to $400 million of annual pre-tax cost savings by the third year following completion of the merger. Efficiencies are expected to come from all areas across the value chain, including product manufacturing and marketing, global procurement, logistics, infrastructure and support areas, product research and development, and asset utilization. Achieving these efficiencies will require one-time costs and capital investments currently estimated to be in the range of $350 million to $500 million, a majority of which currently are anticipated to be capitalized or accrued in purchase accounting. Whirlpool currently anticipates incurring these costs during the first two years following completion of the merger.

  •
  Whirlpool believes the significant cost savings generated by operating efficiencies will enable it to continue to offer competitive prices across a wide array of products, as well as increased quality and innovation.

  •
  Whirlpool believes that its strong operating and financial position, focus, brand management and global capabilities will enable it to enhance the Maytag brands.

        The expected cost savings referred to above do not take into account the impact of any divestitures. Subsequent to completion of the acquisition, Whirlpool will evaluate the operations of Maytag and determine whether any divestitures should be pursued for business reasons. No such determinations have been made at this time.

        For a discussion of certain risks and uncertainties relating to the combined company after the merger, please see the section entitled "Risk Factors—Risks Relating to Whirlpool and the Combined Company After the Merger" beginning on page 26 of the proxy statement/prospectus.

Interests of Certain Persons in the Merger

        In considering the recommendation of Maytag's board of directors with respect to the merger agreement, Maytag's stockholders should be aware that some of Maytag's directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of Maytag's stockholders generally. These interests and arrangements may create potential conflicts of interest. The Maytag board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that Maytag's stockholders vote in favor of adopting the merger agreement. References in this section to Maytag's current executive officers refer to the following individuals who as of November 15, 2005 were classified by Maytag as executive officers: Ralph F. Hake, Steven J. Klyn, Mark W. Krivoruchka, George C. Moore, Roy A. Rumbough, Jr., and Roger K. Scholten. References in this section to Maytag's former executive officers refer to the following current Maytag employees who were identified as executive officers in Maytag's proxy statement for its 2004 annual meeting but who ceased to be classified as executive officers upon the November 2004 completion of Maytag's company-wide review of executive officer classifications: R. Craig Breese, Douglas C. Huffer, Arthur Learmonth, Karen J. Lynn, and Ernest E. Park (effective November 16, 2005, Mr. Learmonth was named Acting President of Maytag's Maytag Appliances business unit, and reclassified as an executive officer). References in this section to Maytag's "named executive officers" refer to those of Maytag's current and former executive officers for whom information was disclosed in the compensation table of Maytag's proxy statement for its 2005 annual meeting (Messrs. Breese, Hake, Klyn, Krivoruchka, Learmonth, Moore, and Scholten).

Change of Control Agreements

        Agreements with Maytag's current and former executive officers provide for change of control severance benefits in the event of certain qualifying terminations of employment in connection with or following a change of control. Ms. Lynn and Messrs. Breese, Hake, Huffer, Krivoruchka, Learmonth, Moore, Park, and Scholten have agreements with a 3 year term, while Messrs. Klyn and Rumbough have agreements with a 2 year term. Maytag entered into Change of Control Agreements when the foregoing individuals were employed or assumed the duties of their current jobs, with the latest agreement entered into in 2005.

        Completion of the merger will constitute a change of control for purposes of the change of control agreements.

        These agreements provide generally that the applicable executive's terms and conditions of employment (including position, location, compensation, and benefits) will not be adversely changed during the term of the agreements and provides for certain minimum guaranteed compensation levels (including base salary, annual bonus, long-term incentives, and participation in benefit plans) during such term.

        If Maytag terminates employment without cause or the executive terminates employment for good reason (as defined in the change of control agreements and summarized below) during the 2 or 3 year term of the agreement, then the executive will be eligible to receive: (i) 2 or 3 times the sum of base salary and annual bonus and long-term bonus amounts, (ii) pro-rated annual and long term bonuses for the year of termination, (iii) continued coverage under welfare plans for 2 or 3 years, (iv) outplacement benefits, (v) retirement payments equal to an additional 2 or 3 years of service credit under Maytag's retirement and supplemental retirement plans, and (vi) 2 or 3 years additional service credit for retiree medical benefits.

        For purposes of the change of control agreements, "good reason" is defined generally to include changes in duties and responsibilities inconsistent with the executive's position, the decrease in base salary, annual and long term bonuses, adverse changes in employee benefit plans, certain relocations, or any failure by Maytag to have a successor corporation assume the terms of the change of control agreements.

        The change of control agreements also include a "tax gross-up" arrangement for executives who are subject to the excise tax under Section 280G of the Internal Revenue Code, referred to as the Code. If the executive is subject to excise taxes due to the change of control payments under Section 280G of the Code, then Maytag must pay the executive a full gross up payment. However, if the executive's change of control payments are below a certain threshold (approximately 3.3 times their base amount), then the payments may instead be reduced so as to avoid the assessment of an excise tax under Section 280G of the Code.

        The estimated aggregate cash severance benefit under these agreements for all current and former executive officers, assuming all current and former executive officers incurred a qualifying termination of employment following the merger on December 31, 2005, would be $26,669,200. The estimated aggregate cash severance benefit under these agreements for each named executive officer under such circumstances would be as follows:

Ralph F. Hake	$9,395,000
George C. Moore	$2,880,300
Roger K. Scholten	$2,210,600
Mark Krivoruchka	$2,033,200
Steven J. Klyn	$925,900
Robert C. Breese	$1,743,600
Arthur Learmonth	$2,143,400

Equity Compensation Awards

        Maytag's executive officers participate in Maytag's equity plans under which stock options, restricted stock units, and performance awards have been granted, and Maytag's non-employee directors participate in Maytag's stock option program. Under the plans, completion of the merger will constitute a change of control. Upon completion of the merger:

  •
  all outstanding options not already vested will vest and become exercisable. The options will remain exercisable for shares of Whirlpool stock following the merger in accordance with the terms of the applicable plan documents and award agreements;

  •
  the restrictions on all performance units will lapse and be settled for a cash payment; and

  •
  the target payout opportunity under all outstanding long-term cash incentive awards will be deemed to have been fully earned for the entire performance period and such awards will become fully vested and settled for a cash payment.

        The following table shows the unvested stock options outstanding at November 15, 2005 that would become vested, as well as the performance units and long-term cash incentive awards outstanding at November 15, 2005 that would be paid out for Maytag's named executive officers upon completion of the merger (assuming a December 31, 2005 closing date) in accordance with the relevant award agreements.

Name	Number of stock options that would vest at closing	Number of performance units that would vest at closing	Long-term cash incentive awards (in $)
Ralph F. Hake	253,300	83,124	3,075,000
Steven J. Klyn	19,400	4,267	183,500
Mark W. Krivoruchka	40,800	8,541	449,500
George C. Moore	63,833	14,310	676,200
Roger K. Scholten	44,100	10,123	492,700
R. Craig Breese	31,700	7,292	356,600
Arthur Learmonth	28,700	7,292	396,600

The long-term cash incentive awards described above include three award cycles, the 2003-2005 cycle, the 2004-2006 cycle, and the 2005-2007 cycle. If the closing does not occur prior to January 1, 2006, the 2003-2005 cycle will vest prior to closing, and payment, if any, will be based upon performance in accordance with the terms of the awards.

        For all current executive officers, former executive officers who continue to be employees of Maytag and directors, 620,466 stock options were outstanding on November 15, 2005 that will vest upon closing, 151,660 performance units were outstanding on November 15, 2005 that will vest upon closing, and the total long-term cash incentive payout at closing, based on awards outstanding at

November 15, 2005, was $6,588,500 (in all cases assuming a December 31, 2005 closing date). On November 9, 2005, Maytag's compensation committee approved long-term cash incentive awards for the 2006-2008 award cycle. These awards will take effect on January 1, 2006 if the closing has not previously occurred prior to that date. In such event, the awards for that cycle will be settled at the target award amount described below upon the closing. The target award amounts under the 2006-2008 cycle for the named executive officers are as follows: Mr. Hake, $1,468,800, Mr. Klyn, $87,400, Mr. Krivoruchka, $206,200, Mr. Moore, $290,800, Mr. Scholten, $211,000, Mr. Breese, $182,600, and Mr. Learmonth, $176,600. The aggregate target award amounts for all current executive officers and former executive officers who continue to be employees of Maytag under the 2006-2008 award cycle are $3,010,600. In the event that the closing occurs after January 2006, the implementation of the 2006-2008 award cycle would increase the severance benefit calculations under the agreements described above because, as described above, the severance calculations are based in part upon long-term bonus amounts.

        The treatment of outstanding Maytag stock options and the cash settlement of other equity awards in the merger are discussed under "The Merger Agreement—Treatment of Maytag Stock Options and Other Equity-Based Awards" beginning on page 86 of this proxy statement/prospectus.

Deferred Compensation Plans

        Under Maytag's deferred compensation plans, executives may defer base salary and various bonus amounts. Additionally, executives may be eligible for certain employer matching credits in an amount equal to 10% of the value of the deferral (subject to vesting conditions). Under the deferred compensation plans, completion of the merger will constitute a change of control. Such matching credits are subject to accelerated vesting upon a change of control. Each of Maytag's named executive officers will vest in the following amounts:

Ralph F. Hake	$11,283
George C. Moore	$—
Roger K. Scholten	$9,762
Mark Krivoruchka	$3,077
Steven J. Klyn	$5,535
Robert C. Breese	$5,565
Arthur Learmonth	$23,045

Indemnification; Directors' and Officers' Insurance

        Whirlpool has agreed to cause the surviving corporation in the merger to indemnify, to the fullest extent permitted by law, the current and former directors or officers of Maytag for acts or omissions by such directors and officers occurring prior to the effective time of the merger to the extent those obligations existed as of August 22, 2005. Whirlpool has also agreed to provide for directors' and officers' liability insurance maintained by Maytag (provided Whirlpool may, at its sole discretion, substitute policies purchased by Whirlpool or Maytag with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the effective time of the merger at an aggregate price not to exceed 300% of the annual premium rate paid by Maytag and its subsidiaries as of August 22, 2005 or $3,696,000. If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of $3,696,000, Whirlpool has agreed to maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to $3,696,000. See the section entitled "The Merger Agreement—Covenants—Indemnification" beginning on page 96 of this proxy statement/prospectus.

Material Contracts between Whirlpool and Maytag

        On July 26, 2005, Maytag and Whirlpool entered into a confidentiality and standstill agreement containing provisions with respect to confidentiality of information that one party may determine to furnish to the other party, as well as provisions with respect to solicitation and hiring of each other's employees. In addition, the parties also agreed in the confidentiality agreement to certain standstill provisions, including that, for a period of three years, without the permission of the other party, neither party would take certain actions with respect to the other party, including acquiring or offering to acquire the securities, assets or indebtedness of the other party, participating in any merger, other business combination, recapitalization, restructuring, liquidation or other extraordinary transaction with respect to the other party, participating in any solicitation of proxies or consents to vote any voting securities of the other party, or otherwise influencing the voting of any securities of the other party, forming or participating in any "group" with respect to the other party, acting to seek representation on or to control or influence the management, board of directors or policies of the other party, taking any action that would reasonably be expected to force the other party to make a public announcement regarding any of the matters described above, entering into any discussions or arrangements with any third party with respect to the foregoing, or requesting permission to do any of the foregoing. The parties further agreed that, notwithstanding the foregoing restrictions, in the event that Maytag's merger agreement with Triton Acquisition Holding was not adopted by Maytag's stockholders after a vote by Maytag's stockholders at a meeting duly held, or was terminated, then Whirlpool could make proposals to the Maytag board and communicate to Maytag's stockholders regarding such proposals. The parties also agreed that Whirlpool could submit to the Maytag board a proposal to acquire Maytag no later than noon on August 9, 2005, but that following such submission, the standstill provisions would continue to apply, except that if the Maytag board determined that the proposal so submitted by Whirlpool was a "superior company proposal," then nothing in the standstill paragraph would preclude Whirlpool from modifying the terms of such proposal on one or more occasions to increase the value of the per share consideration to be received by Maytag's stockholders under such proposal or to change any other term, provision or condition of such proposal in a manner more favorable to Maytag or its stockholders, provided, however, that (a) there would be no other change in any term, provision or condition of such proposal and (b) such proposal as so modified would remain open and capable of acceptance by Maytag for a period 96 hours plus five business days from the time it is received by Maytag. The standstill provisions did not prevent Whirlpool or Maytag from making any disclosure required by the federal securities laws. For a description of the agreement, see the section entitled "—Background of the Merger" beginning on page 39 of this proxy statement/prospectus.

Amendment to Maytag's Rights Agreement

        In connection with the signing of the merger agreement, Maytag also amended its rights agreement with Computershare Investor Services, LLC to provide that Maytag's preferred stock purchase rights will not become exercisable because of:

  •
  the execution and delivery or amendment of the merger agreement;

  •
  the completion of the merger; or

  •
  the completion of any of the other transactions contemplated in the merger agreement.

        Among other things, the amendment also provides that the rights will expire immediately prior to the effective time of the merger.

Litigation Related to the Triton Merger

        Maytag and its directors have been named as defendants in several substantially similar lawsuits filed in the Court of Chancery of the State of Delaware, New Castle County and the Iowa District

Court, Jasper County arising out of the Triton merger. The complaints allege, among other things, that the merger consideration to be paid to the stockholders of Maytag in the merger is unfair and inadequate. In addition, the complaints allege that the directors of Maytag violated their fiduciary duties by, among other things, failing to engage in a fair sale process and invite other bidders, failing to conduct an active market check of Maytag's value, and agreeing, under certain circumstances, to pay a termination fee to Triton Acquisition Holding. The complaints seek, among other relief, class certification of the respective lawsuits, an injunction preventing completion of the merger (or rescinding the merger if it is completed prior to the receipt of such relief), compensatory and/or rescissory damages to the class, attorneys' fees and expenses, along with such other relief as the court might find just and proper. Maytag believes these lawsuits are without merit and intends to defend them vigorously. The actions filed in the Delaware Court of Chancery were consolidated on June 3, 2005, and on August 5, 2005, following expedited proceedings, the plaintiffs in the consolidated Delaware action filed a motion for a preliminary injunction requesting that the August 19, 2005 special meeting of Maytag stockholders be enjoined and suspension of the operations of the Triton agreement. On August 10, 2005, counsel for the Delaware plaintiffs asked the Delaware Court of Chancery to strike their motion from the calendar in view of recent developments and the court did so.

        Maytag and certain of its officers have been named as defendants in a lawsuit filed on July 5, 2005, in the United States District Court for the Southern District of Iowa for alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, referred to as the Exchange Act, and Rule 10b-5 thereunder. The complaint, purportedly brought on behalf of all purchasers of the common stock of Maytag between March 7, 2005 and April 21, 2005, alleges, among other things, that the defendants knowingly or recklessly made materially false statements overstating Maytag's earnings forecasts on March 7, 2005 in order to maintain an artificially high stock price during the negotiation of the Triton merger. Plaintiff seeks class certification, unspecified compensatory damages, attorneys' fees and expenses, along with such other relief as the court might find just and proper. Maytag believes this lawsuit is without merit and intends to defend it vigorously.

Regulatory Matters Relating to the Merger

        Under the HSR Act, the merger cannot be completed until the expiration or termination of a waiting period that follows the filing of notification forms by both parties to the transaction with the Federal Trade Commission and Antitrust Division of the Department of Justice. Whirlpool and Maytag submitted their respective notification and report forms on September 6, 2005. On October 6, 2005, the Antitrust Division of the Department of Justice issued a request for additional information regarding the proposed merger, thereby extending the statutory waiting period until 30 days after Whirlpool and Maytag substantially comply with the request, unless the waiting period is either terminated earlier or further extended with the consent of Whirlpool and Maytag. Whirlpool and Maytag are working closely with the Department of Justice, cooperating fully with its investigation, and seeking to respond promptly to its request for additional information. Whirlpool and Maytag expect that the requirements of the HSR Act may be satisfied so that the merger can be completed as early as the first quarter of 2006. However, there can be no assurance that HSR approval will, in fact, be obtained, or, if obtained, as to the timing of its receipt.

        Whirlpool and Maytag have submitted merger notification filings to foreign regulatory authorities in Canada, Mexico, Colombia, Brazil, and Germany. To date, clearance has been received from the Colombian and German regulatory authorities.

        At any time before or after the completion of the merger, the Antitrust Division, the Federal Trade Commission, or a state attorney general could take action under the antitrust laws, as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger, to rescind the merger, or to conditionally approve the merger upon the divestiture of particular assets of Whirlpool or Maytag. Private parties also may seek to take legal action under the antitrust laws under certain circumstances. As in every transaction, there can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such challenge is made, that it would not be successful.

        Completion of the merger is conditioned upon termination or expiration of any waiting period applicable to the merger under the HSR Act and the receipt of any consents and filings required prior to the closing of the merger under any antitrust law, the absence of which would reasonably be expected to have a material adverse effect on Maytag or Whirlpool or result in a criminal violation. Whirlpool and Maytag intend to pursue vigorously all required regulatory approvals. Under the terms of the merger agreement, however, Whirlpool is not required to make any divestiture, to accept any operational restriction, or to take any other action that in the reasonable judgment of Whirlpool could be expected to limit the right of Whirlpool or the surviving corporation to own or operate all or any portion of their respective businesses or assets.

Financing Arrangements

        Whirlpool intends to finance the cash portion of the consideration to be paid to Maytag stockholders in the merger, other expenses of the transaction, and the retirement of Maytag's outstanding short-term debt through the issuance of commercial paper supported by its current $1.2 billion credit facility established in May 2004 and a new credit facility described below.

        Whirlpool expects to amend and restate its current credit facility and enter into a new credit facility. Upon the closing of these facilities, which is expected prior to the special meeting, the committed unsecured revolving credit facilities will total $2.7 billion. The facilities are expected to consist of (i) a $500 million 364-day revolving credit facility, referred to as the 364-day facility, which may be converted into a term loan, and (ii) a $2.2 billion 5 year-revolving credit facility, referred to as the 5-year facility. Borrowings under these credit facilities will bear interest at a variable annual rate based on the London Interbank Offered Rate, or LIBOR, plus a margin dependent on Whirlpool's credit rating at that time. The credit facilities will require Whirlpool to maintain a leverage ratio of less than or equal to 3.0 to 1.0 and an interest coverage ratio greater than or equal to 2.0 to 1.0. The credit facilities will contain additional covenants which will require Whirlpool to deliver to the lenders specified financial information, including annual and quarterly financial information, and limit:

  •
  Whirlpool's ability to merge with other companies (unless Whirlpool is the surviving corporation);

  •
  Whirlpool's ability to create liens on its property;

  •
  the ability of Whirlpool's subsidiaries to incur debt or off-balance sheet obligations;

  •
  Whirlpool's ability to enter into transactions with its affiliates;

  •
  the ability of Whirlpool's subsidiaries to enter into agreements restricting them from paying dividends, making loans or repaying debt to Whirlpool and other Whirlpool subsidiaries; and

  •
  the ability of Whirlpool and its subsidiaries to enter into agreements restricting them from creating liens on their assets.

        The credit facilities will be available to Whirlpool and designated subsidiaries for general corporate purposes, including commercial paper support. Subsidiary borrowings under the credit facilities will be guaranteed by Whirlpool.

        Borrowing capacity of $1.2 billion of the 5-year facility will be made available at the closing of the financing agreement. The 364-day facility and the remaining $1.0 billion of the 5-year facility will become available upon receipt by Whirlpool of the regulatory approvals necessary to complete the acquisition of Maytag.

        Subsequent to the acquisition, Whirlpool expects to consider alternatives to refinance or reduce the amount of commercial paper outstanding, including through the issuance of long-term debt.

Accounting Treatment of the Merger

        The merger will be accounted for using the purchase method of accounting. Whirlpool will establish a new accounting basis for the assets and liabilities of Maytag based on their fair values, the value of the consideration deemed to be provided to Maytag stockholders in connection with the merger, and the costs of the merger. Whirlpool will record as goodwill the excess, if any, of the consideration over the fair values of Maytag's assets (including identifiable intangible assets) and liabilities. A final determination of required purchase accounting adjustments, including the allocation of consideration to the assets acquired and liabilities assumed, based on their respective fair values, has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the development of the pro forma combined financial information of Whirlpool appearing elsewhere in this document are preliminary and have been made solely for purposes of developing pro forma combined financial information. Whirlpool will undertake to determine the fair value of certain of Maytag's assets and liabilities (as so adjusted) and will make appropriate purchase accounting adjustments upon the completion of that determination. For financial reporting purposes, the results of operations of Maytag will be included in Whirlpool's consolidated statement of income following the completion of the merger. Whirlpool's financial statements for prior periods will not be restated as a result of the merger or related transactions.

Stock Exchange Listing

        An application for listing the shares of Whirlpool common stock to be issued in the merger on the New York Stock Exchange was filed with the New York Stock Exchange on                        , 2005. If the merger is completed, Maytag common stock will be delisted from the New York Stock Exchange and will be deregistered under the Exchange Act.

Material U.S. Federal Income Tax Consequences of the Merger

        The following discussion summarizes certain material federal income tax consequences of the merger that are generally applicable to holders of Maytag common stock. The discussion is for general information purposes only and does not deal with all federal income tax considerations that may be relevant to particular classes of Maytag stockholders in light of their special circumstances, such as stockholders who are dealers in securities, tax-exempt entities, foreign persons, or persons who acquired their Maytag common stock upon exercise of stock options or in other compensatory transactions. Furthermore, no state, local, or foreign tax considerations are addressed herein. Except as discussed in the section entitled "—Appraisal Rights" below, this discussion addresses solely the material federal income tax consequences of the exchange in the merger of Maytag common stock for Whirlpool common stock and cash. The discussion is based on federal income tax law in effect as of the date hereof, which is subject to change at any time (possibly with retroactive effect). No opinions of counsel or rulings from the Internal Revenue Service have been requested or obtained in connection with the merger. Accordingly, all Maytag stockholders should consult their own tax advisors as to the specific federal, state, local, and foreign tax consequences to them of the merger.

        This discussion only applies to a Maytag stockholder that is (1) a citizen or resident of the U.S., (2) a corporation created or organized in or under the laws of the U.S., any state thereof (or the District of Columbia), (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if either (a) a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (b) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes. If a partnership holds Maytag stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Maytag stock, you should consult your tax advisor.

General

        It is expected that the merger will be a fully taxable transaction for U.S. federal income tax purposes. As a result, a Maytag stockholder will generally recognize gain or loss as a result of the merger in an amount equal to the difference between the amount of cash plus the fair market value (determined at the effective time of the merger) of Whirlpool stock received by such stockholder and the stockholder's adjusted tax basis in Maytag common stock surrendered in the merger. Such gain or loss will be a capital gain or loss if Maytag common stock is held as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code) and will be a long-term capital gain or loss if the stockholder's holding period is greater than one year as of the effective time of the merger. Long-term capital gains of non-corporate taxpayers are currently taxed at a maximum 15 percent federal rate. Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

        The tax basis of Whirlpool common stock received in the merger will equal the fair market value of the stock at the effective time of the merger, and the holder's holding period for the Whirlpool common stock received will begin on the day after the date of the effective time of the merger. Gain or loss realized upon any subsequent sale or other taxable disposition of the Whirlpool common stock received in the merger will equal the difference between the holder's adjusted tax basis in the Whirlpool common stock at the time of that subsequent disposition and the amount realized on the disposition.

Appraisal Rights

        Under Delaware law, Maytag stockholders have the right to dissent from the merger and receive payment in cash for the fair value of their Maytag common stock. See the section entitled "Appraisal Rights for Maytag Stockholders" beginning on page 82 of this proxy statement/prospectus. If a Maytag stockholder receives cash pursuant to the exercise of such appraisal rights, such stockholder generally will recognize gain or loss in an amount equal to the difference between the cash received and such stockholder's adjusted tax basis in its Maytag common stock. Such gain or loss will be capital gain or loss if Maytag common stock is held as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code) and will be a long-term capital gain or loss if the stockholder's holding period is greater than one year as of the effective time of the merger. Maytag stockholders who exercise appraisal rights are urged to consult their own tax advisors.

Backup Withholding

        A Maytag stockholder (other than certain exempt stockholders, including corporations and certain foreign persons and entities) may be subject to information reporting and "backup withholding" at a rate of 28 percent unless such holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder's federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

Restrictions on the Ability to Sell Whirlpool Common Stock

        The shares of Whirlpool common stock to be received by Maytag's stockholders in connection with the merger will be registered under the Securities Act and will be freely transferable, except for shares of Whirlpool common stock issued to any person who is deemed to be an affiliate of either Maytag or Whirlpool at the time of the special meeting. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with either Maytag or Whirlpool and may include the executive officers and directors, as well as the principal stockholders, of both companies. Affiliates may not sell their shares of Whirlpool common stock acquired in connection with the merger except pursuant to:

  •
  an effective registration statement under the Securities Act covering the resale of those shares;

  •
  Rule 145 under the Securities Act; or

  •
  an opinion of counsel or under a "no action" letter from the SEC, that such sale will not violate or is otherwise exempt from registration under the Securities Act.

        The merger agreement requires Maytag to use its reasonable best efforts to cause each of its affiliates to execute a written agreement to the effect that such person will not offer to sell or otherwise dispose of any of the shares of Whirlpool common stock issued to such person pursuant to the merger except in compliance with the Securities Act and the rules and regulations promulgated by the Securities and Exchange Commission thereunder. Whirlpool's registration statement on Form S-4, of which this proxy statement/prospectus forms a part, may not be used in connection with the resale of shares of Whirlpool common stock received in the merger by affiliates.

APPRAISAL RIGHTS FOR MAYTAG STOCKHOLDERS

        Under Delaware law, you have the right to dissent from the merger and to receive payment in cash for the fair value of your Maytag common stock, as determined by the Court of Chancery of the State of Delaware. Maytag stockholders electing to exercise appraisal rights must comply with the provisions of Section 262 of the Delaware General Corporation Law in order to perfect their rights. Maytag will require strict compliance with the statutory procedures. A copy of Section 262 is attached to this proxy statement/prospectus as Annex C.

        The following is a brief summary of the material provisions of the Delaware statutory procedures required to be followed by a stockholder in order to dissent from the merger and perfect the stockholder's appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the Delaware General Corporation Law. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Annex C because failure to timely and properly comply with the requirements of Section 262 will result in the loss of your appraisal rights under Delaware law.

        Section 262 requires that stockholders be notified not less than 20 days before the special meeting to vote on the merger that dissenters' appraisal rights will be available. A copy of Section 262 must be included with such notice. This proxy statement/prospectus constitutes Maytag's notice to its stockholders of the availability of appraisal rights in connection with the merger in compliance with the requirements of Section 262.

        If you elect to demand appraisal of your shares, you must satisfy each of the following conditions:

        1.     You must deliver to Maytag a written demand for appraisal of your shares before the vote is taken on the merger agreement at the special meeting. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the merger. Voting against or failing to vote for the merger itself does not constitute a demand for appraisal under Section 262.

        2.     You must not vote in favor of the merger. A vote in favor of the merger, by proxy, or in person, will constitute a waiver of your appraisal rights in respect of the shares so voted and will nullify any previously filed written demands for appraisal.

        If you fail to comply with either of these conditions, and the merger is completed, you will be entitled to receive the shares of Whirlpool common stock and cash payment for your shares of Maytag common stock as provided for in the merger agreement, but will have no appraisal rights with respect to your shares of Maytag common stock.

        All demands for appraisal should be delivered before the vote on the merger is taken at the special meeting to the following address: Maytag, General Counsel, 403 West Fourth Street, North, Newton, Iowa 50208, and should be executed by, or on behalf of, the record holder of the shares of Maytag common stock. The demand must reasonably inform Maytag of the identity of the stockholder and the intention of the stockholder to demand appraisal of his, her or its shares.

        To be effective, a demand for appraisal by a holder of Maytag common stock must be made by, or in the name of, such record stockholder, fully and correctly, as the stockholder's name appears on his or her stock certificate(s) and cannot be made by the beneficial owner if he or she does not also hold the shares of record. The beneficial holder must, in such cases, have the record owner submit the required demand in respect of such shares.

        If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in such capacity; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In such case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of such record owner.

        If you hold your shares of Maytag common stock in a brokerage or bank account or in other nominee form and you wish to exercise appraisal rights, you should consult with your broker or bank or such other nominee to determine the appropriate procedures for the making of a demand for appraisal by such nominee.

        Within 10 days after completion of the merger, the surviving entity must give written notice of the date the merger was completed to each Maytag stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the merger. Within 120 days after completion of the merger, either the surviving entity or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all stockholders entitled to appraisal. The surviving entity has no obligation to file such a petition in the event there are dissenting stockholders. Accordingly, the failure of a stockholder to file such a petition within the period specified could nullify such stockholder's previous written demand for appraisal.

        At any time within 60 days after completion of the merger, any stockholder who has demanded an appraisal has the right to withdraw the demand and to accept the shares of Whirlpool common stock and cash payment specified by the merger agreement for his or her shares of Maytag common stock. Any attempt to withdraw an appraisal demand more than 60 days after completion of the merger will require the written approval of the surviving entity. Within 120 days after completion of the merger, any stockholder who has complied with Section 262 will be entitled, upon written request, to receive a statement setting forth the aggregate number of shares of Maytag common stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving entity, the surviving entity will then be obligated within 20 days after receiving service of a copy of the petition to provide the Chancery Court with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares. After notice to dissenting stockholders, the Chancery Court is empowered to conduct a hearing upon the petition, to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Chancery Court may require the stockholders who have demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Chancery Court may dismiss the proceedings as to such stockholder.

        After determination of the stockholders entitled to appraisal of their shares of Maytag common stock, the Chancery Court will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid. When the value is determined the Chancery Court will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Chancery Court so determines, to the stockholders entitled to receive the same, upon surrender by such holders of the certificates representing such shares.

        In determining fair value, the Chancery Court is required to take into account all relevant factors. You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive pursuant to the merger agreement.

        Costs of the appraisal proceeding may be imposed upon the surviving entity and the stockholders participating in the appraisal proceeding by the Chancery Court as the Chancery Court deems equitable in the circumstances. Upon the application of a stockholder, the Chancery Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any stockholder who had demanded appraisal rights will not, after completion of the merger, be entitled to vote shares subject to such demand for any purpose or to receive payments of dividends or any other distribution with respect to such shares (other than with respect to payment as of a record date prior to completion of the merger); however, if no petition for appraisal is filed within 120 days after completion of the merger, or if such stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the merger within 60 days after completion of the merger, then the right of such stockholder to appraisal will cease and such stockholder will be entitled to receive the shares of Whirlpool common stock and cash payment for shares of his or her Maytag common stock pursuant to the merger agreement. Any withdrawal of a demand for appraisal made more than 60 days after completion of the merger may only be made with the written approval of the surviving entity and must, to be effective, be made within 120 days after completion of the merger.

        In view of the complexity of Section 262, Maytag stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

        Failure to take any required step in connection with exercising appraisal rights may result in the termination or waiver of such rights.

THE MERGER AGREEMENT

        The following summary of the merger agreement is qualified by reference to the complete text of the merger agreement, which is attached to this proxy statement/prospectus as Annex A and incorporated by reference into this discussion.

        The merger agreement contains representations and warranties Whirlpool and Maytag made to each other. The statements embodied in those representations and warranties are qualified by information in confidential disclosure schedules that Whirlpool and Maytag have exchanged in connection with signing the merger agreement. Please note that certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts.

Structure of the Merger

        In accordance with the merger agreement and Delaware law, Whirlpool Acquisition, a direct and wholly owned subsidiary of Whirlpool, will merge with and into Maytag. As a result of the merger, the separate corporate existence of Whirlpool Acquisition will cease, and Maytag will survive as a wholly owned subsidiary of Whirlpool.

Closing and Effective Time of the Merger

        The merger will become effective at the time a certificate of merger is duly filed with the Secretary of State of the State of Delaware (or at a later time if agreed by the parties and specified in the certificate of merger). Maytag will file the certificate of merger as soon as practicable after the closing. The closing will occur on the second business day following the satisfaction (or, to the extent permitted by law, waiver) of all conditions in the merger agreement or on another mutually agreed date. We expect to complete the merger before December 31, 2006; however we cannot assure you when, or if, all the conditions to completion of the merger will be satisfied or waived (see the section entitled "—Conditions to the Merger" beginning on page 99 of this proxy statement/prospectus).

Merger Consideration

        At the completion of the merger, each outstanding share of Maytag common stock will be converted into the right to receive:

  •
  $10.50 in cash, without interest; and

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  A number of shares of Whirlpool common stock equal to the quotient obtained by dividing $10.50 by the 20-Day Average Price (as defined below) of Whirlpool common stock and rounding to the nearest 1/10,000; provided that if the 20-Day Average Price is less than an amount equal to $75.1039, the number will be equal to 0.1398; and if the 20-Day Average Price is greater than $91.7937, the number will be equal to 0.1144.

        20-Day Average Price means the average (rounded to nearest 1/10,000), of the volume weighted averages (rounded to the nearest 1/10,000), of the trading prices of Whirlpool common stock on the New York Stock Exchange as reported by Bloomberg Financial Markets (or such other source as the parties agree in writing) for each of the 20 consecutive trading days ending on and including the second trading day prior to the closing date.

        In the event that, before the completion of the merger, any change in the outstanding shares of capital stock of Whirlpool or Maytag occurs as a result of any reclassification, recapitalization, stock split or combination, split-up, exchange or readjustment of shares, rights issued in respect of Whirlpool common stock, or any stock dividend thereon with a record date during such period, the relevant components of the merger consideration will be appropriately adjusted in order to provide Maytag stockholders with the same economic effect contemplated by the parties in the merger agreement.

Treatment of Maytag Stock Options and Other Equity-Based Awards

        If the merger is completed, each option to purchase Maytag common stock not already vested will become vested and fully exercisable. Each stock option that remains outstanding will cease to be a right to acquire shares of Maytag common stock, and will thereafter be an option to acquire, on the same terms and conditions as were applicable to the stock option under the relevant Maytag equity plan under which it was issued and the agreement evidencing the grant of the stock option prior to the merger, the number (rounded to the nearest whole number) of shares of Whirlpool common stock determined by multiplying (a) the number of shares of Maytag common stock subject to the stock option immediately prior to the merger by (b) two times the exchange ratio. The exercise price or base price per share of Whirlpool common stock subject to any such stock option at and after the merger will be an amount (rounded to the nearest one-hundredth of a cent) equal to (a) the exercise price or base price per share of Maytag common stock subject to such stock option prior to the merger divided by (b) two times the exchange ratio.

        Each Maytag restricted stock unit or performance unit will fully vest and be settled for a cash payment equal to $10.50 plus (a) the exchange ratio multiplied by (b) the closing price of Whirlpool common stock on the New York Stock Exchange on the effective date of the merger. Each award granted under Maytag's Performance Incentive Award Plan and Maytag's Executive Economic Profit Plan will vest and be settled in cash (based on a per share valuation equal to $10.50 plus (a) the exchange ratio multiplied by (b) the closing price of Whirlpool common stock on the New York Stock Exchange on the effective date of the merger) at the effective time of the merger at 100% of the target award as set forth in the award agreement and the merger agreement.

Surrender of Maytag Stock Certificates

        Promptly after the effective time of the merger, Whirlpool or Computershare Shareholder Services, Inc., the exchange agent for the merger, will mail to each record holder of Maytag common stock a transmittal letter that will detail the procedures for record holders to exchange Maytag common stock certificates for Whirlpool common stock certificates and the cash payment, including cash in lieu of any fractional shares and any dividends to which you might be entitled at that time. Do not surrender your certificates before the effective time of the merger and do not send them in with your proxy. After the effective time of the merger, transfers of Maytag common stock will not be registered on Maytag's stock transfer books and will only represent the right to receive the merger consideration.

Dividends

        You will be entitled to receive dividends or other distributions on Whirlpool common stock with a record date after the effective time of the merger, but only after you have surrendered your Maytag common stock certificates. If there is any dividend or other distribution on Whirlpool common stock with a record date after the effective time of the merger, you will receive the dividend or distribution promptly after the later to occur of the date that your Maytag certificates are properly surrendered and the date the dividend or other distribution is paid to all Whirlpool stockholders.

Certificate of Incorporation and By-laws

        The merger agreement provides that at the effective time of the merger, the certificate of incorporation of Maytag will become the certificate of incorporation of the surviving corporation, and the bylaws of Whirlpool Acquisition will become the bylaws of the surviving corporation.

Directors and Officers

        The merger agreement provides that the directors of Whirlpool Acquisition immediately before the effective time of the merger will be the directors of the surviving corporation. The officers of Maytag immediately prior to the effective time of the merger will be the initial officers of the surviving corporation.

Representations and Warranties

        The merger agreement contains representations and warranties made by Maytag to Whirlpool and Whirlpool Acquisition, including representations and warranties relating to:

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  due organization, standing and power, and other corporate matters of it and its subsidiaries;

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  its certificate of incorporation and by-laws;

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  equity interests in its subsidiaries;

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  capitalization of it and its subsidiaries;

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  authorization, execution, delivery, and enforceability of the merger agreement;

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  conflicts or violations under charter documents, contracts, instruments or law, and required consents and approvals;

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  reports, proxy statements, and financial statements filed with the Securities and Exchange Commission and the accuracy and completeness of the information in those documents;

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  undisclosed liabilities;

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  compliance with the Sarbanes-Oxley Act of 2002;

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  compliance with the applicable corporate governance listing standards of the New York Stock Exchange;

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  the accuracy and completeness of the information provided by it in this proxy statement/prospectus;

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  conduct of business in the ordinary course and absence of certain changes or events, including the absence of a material adverse effect on Maytag;

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  tax matters;

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  absence of changes in employee benefit plans and arrangements;

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  ERISA compliance and other employee matters;

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  litigation;

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  compliance with applicable law;

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  labor matters;

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  environmental matters;

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  intellectual property;

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  brokers' fees with respect to the merger; and

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  receipt of a fairness opinion.

        The merger agreement also contains representations and warranties made by Whirlpool and Whirlpool Acquisition to Maytag, including representations and warranties relating to:

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  due organization, standing and power, and other corporate matters of it and its subsidiaries;

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  capitalization;

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  ownership of Maytag common stock;

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  authorization, execution, delivery, and enforceability of the merger agreement;

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  conflicts or violations under charter documents, contracts, instruments or law, and required consents and approvals;

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  reports, proxy statements, and financial statements filed with the Securities and Exchange Commission and the accuracy and completeness of the information in those documents;

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  undisclosed liabilities;

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  compliance with the Sarbanes-Oxley Act of 2002;

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  compliance with the applicable corporate governance listing standards of the New York Stock Exchange;

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  the accuracy and completeness of the information provided by it in this proxy statement/prospectus;

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  conduct of business in the ordinary course and absence of certain changes or events, including the absence of a material adverse effect on Whirlpool;

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  litigation;

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  compliance with applicable laws;

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  environmental matters;

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  intellectual property;

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  the ability of Whirlpool to pay the cash portion of the merger consideration and to issue a sufficient number of authorized shares of Whirlpool common stock to pay the stock portion of the merger consideration; and

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  brokers' fees with respect to the merger.

        The representations and warranties of each of the parties to the merger agreement will expire upon completion of the merger.

Material Adverse Effect

        For purposes of the merger agreement, "material adverse effect on Maytag" means (a) a material adverse effect on the business, assets or financial condition of Maytag and its subsidiaries, taken as a whole; (b) a material adverse effect on the ability of Maytag to perform its obligations under the merger agreement; or (c) a material adverse effect on the ability of Maytag to consummate the merger and the other transactions to be performed or consummated by Maytag; provided, however, that a material adverse effect on Maytag does not include any event, change, effect, development, condition, or occurrence arising out of or relating to (i) general economic or political conditions in the United States of America, (ii) conditions generally affecting industries in which any of Maytag or its subsidiaries operates (except, in the case of clauses (i) and (ii) above, if the event, change, effect, development, condition or occurrence disproportionately impacts the business, assets or financial condition of Maytag and its subsidiaries, taken as a whole), (iii) the public announcement of the merger agreement or the consummation of the transactions contemplated by the merger agreement (including, without limitation, any loss of customers, suppliers, licensors, licensees, or distributors of Maytag or its subsidiaries as a result thereof, or changes arising out of, or attributable to, any such loss, with the burden of proving that any such loss was not caused by such public announcement or consummation to be borne by Whirlpool), or (iv) the loss of employees of Maytag or its subsidiaries or changes arising out of, or attributable to, such loss; and provided, further, that (x) any change in Maytag's stock price or trading volume or (y) any failure of Maytag to meet its internal financial projections or published analysts' forecasts relating to it, or any other amount of revenues or earnings of Maytag will each not, individually or collectively, be deemed to constitute a material adverse effect on Maytag.

        For purposes of the merger agreement, "material adverse effect on Whirlpool" means (a) a material adverse effect on the business, assets, financial condition or results of operations of Whirlpool and its subsidiaries, taken as a whole, (b) a material adverse effect on the ability of Whirlpool to perform its obligations under the merger agreement or (c) a material adverse effect on the ability of Whirlpool to consummate the merger and the other transactions to be performed or consummated by Whirlpool; provided, however, that a material adverse effect on Whirlpool does not include any event, change, effect, development, condition, or occurrence arising out of or relating to (i) general economic or political conditions in the United States of America or (ii) conditions generally affecting industries in which any of Whirlpool or its subsidiaries operates (except, in the case of clauses (i) and (ii) above, if the event, change, effect, development, condition, or occurrence disproportionately impacts the business, assets, financial condition, or results of operations of Whirlpool and its subsidiaries, taken as a whole); provided, however, that any change in Whirlpool's stock price or trading volume will not be deemed to constitute a material adverse effect on Whirlpool.

Covenants

Conduct of the Business by Maytag

        Except for matters previously disclosed or otherwise expressly permitted by the merger agreement, from the date of the merger agreement to the effective time of the merger, Maytag will, and will cause each of its subsidiaries to, conduct its business in the ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use commercially reasonable best efforts to preserve intact its current business organization, keep available the services of its current officers and employees, and keep its relationships with customers, suppliers, licensors, licensees, distributors, and others having business dealings with them.

        In addition and without limiting the generality of the foregoing, except for matters previously disclosed or as otherwise expressly permitted by the merger agreement, from the date of the merger agreement to the effective time of the merger, without the prior written consent of Whirlpool, Maytag will not, and will not permit any of its subsidiaries to, among other things:

  •
  declare, set aside or pay any dividends on, or make any other distributions in respect of (in each case, whether in cash, stock or property), any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned Maytag subsidiary to its parent and quarterly cash dividends with respect to the Maytag common stock not in excess of $0.09 per share, with usual declaration, record and payment dates;

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  split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities with exceptions for, among other things, intercompany issuances and permitted stock awards;

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  purchase, redeem or acquire any shares of capital stock or other securities of Maytag or any of its subsidiaries;

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  issue stock options, debt securities or other securities, except:

  (1)
  the issuance of Maytag common stock upon the exercise of Maytag employee stock options or rights under Maytag's employee discount stock purchase plan outstanding as of the date of the merger agreement, but only to the extent required by their terms in effect on the date of the merger agreement, or

  (2)
  the issuance of Maytag common stock with respect to outstanding rights under restricted stock units, performance stock rights and deferred compensation plans, but only to the extent required by their terms in effect on the date of the merger agreement;

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  amend its certificate of incorporation, bylaws, or other comparable charter or organizational documents;

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  make any acquisitions of businesses or material assets, except:

  (1)
  purchases of assets in the ordinary course of business consistent with past practice, or

  (2)
  acquisitions of assets pursuant to capital expenditures in an amount not in excess of $200,000,000 in the aggregate (including expenditures pursuant to the eleventh item on this list below) and taken together with all such expenditures made since January 1, 2005;

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  except as required by law or the terms of any plan or agreement in effect on August 10, 2005, (A) grant to any current or former director, officer, employee or independent contractor of Maytag or any of its subsidiaries (each, a "Participant") any loan or increase in compensation, except for any such increase in compensation (other than a base salary increase to a Maytag primary executive) made in the ordinary course of business consistent with past practice, (B) grant to any Participant any increase in severance, change in control or termination pay or benefits, or pay any bonus to any Participant, except for bonuses paid to Participants in the ordinary course of business consistent with past practice, (C) enter into any employment, change in control, loan, retention, consulting, indemnification, severance, termination, or similar agreement with any Participant, except (x) in the ordinary course of business consistent with past practice in connection with new hires to replace departed key employees, (y) in the ordinary course of business consistent with past practice in connection with promotions made in the ordinary course of business consistent with past practice (except, in the case of clauses (x) and (y), any change in control agreements) and (z) for severance arrangements entered into with Participants (other than Excluded Participants) in the ordinary course of business consistent with past practice after consultation in good faith with Whirlpool), (D) take any action to fund or in any other way secure the payment of compensation or benefits under any Maytag benefit plan or Maytag benefit agreement, (E) establish, adopt, enter into, terminate, or amend any collective bargaining agreement or other labor union contract, Maytag benefit plan, or Maytag benefit agreement, (F) pay or provide to any Participant any benefit not provided for under a Maytag benefit plan or Maytag benefit agreement as in effect on August 10, 2005 other than the payment of compensation and severance in the ordinary course of business consistent with past practice, (G) grant any incentive awards under any Maytag benefit plan (including the grant of Maytag stock options, stock appreciation rights, performance units, performance shares, restricted stock, stock purchase rights, or other stock-based or stock-related awards, or the removal or modification of existing restrictions in any contract, Maytag benefit plan, or Maytag benefit agreement on incentive awards made thereunder), other than in the ordinary course of business consistent with past practice, or (H) take any action to accelerate any material rights or benefits, including vesting and payment, under any collective bargaining agreement, Maytag benefit plan, or Maytag benefit agreement (for the avoidance of doubt, under no circumstances will any voluntary contributions to Maytag's U.S. pension plan not prohibited by the fifteenth item on this list (relating to pension plans) be deemed prohibited under this provision or any of the other items on this list); provided that under no circumstances will this provision or any of the other items on this list be deemed to prohibit any of the following actions by Maytag and its affiliates between the date of the merger agreement and the closing date: (x) administration of Maytag's annual bonus program in the ordinary course of business consistent with past practice (including determination and payment of 2005 bonuses and establishment and implementation of a plan for the 2006 calendar year), and (y) grants of Maytag stock options and restricted stock units and performance units in amounts and on terms consistent with past practice (it being agreed that aggregate grants of each type of award in an amount that does not exceed the amount of such type that was granted in 2004 shall be conclusively deemed consistent with past practice), and implementation of a long-term incentive program for the 2006–2008 cycle with target amounts and terms consistent with those of Maytag's performance incentive award plan and executive economic profit plan, each under Maytag's stock plans; and, provided, further, that between the date of the merger agreement and the closing date, Maytag and its affiliates may negotiate in good faith a settlement with applicable labor unions with respect to grievances concerning the freezing of the employee discount stock option plan, and provide compensation to the extent determined in good faith to be necessary to facilitate such a settlement;

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  make any change in accounting methods, principles, or practices materially affecting Maytag, except insofar as may have been required by a change in the generally accepted accounting principles;

  •
  sell, lease (as lessor), license, or otherwise dispose of or subject to any lien any material properties or assets, except (x) pursuant to contracts or agreements in effect as of August 10, 2005, (y) sales of assets in the ordinary course of business consistent with past practice, or (z) sales of assets or properties in the commercial appliance segment; provided, in the case of clause (z), that such sale, lease, license, or other disposition or subjection of lien (1) is not consummated prior to the first anniversary of the date of the merger agreement, (2) any agreement for such sale is terminable if the effective time of the merger agreement occurs prior to the first anniversary of the date of the merger agreement and (3) includes only the Dixie-Narco® and/or Jade® brands (solely with respect to such segment);

  •
  incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, subject to certain exceptions;

  •
  make or agree to make any capital expenditures other than those capital expenditures in an amount not in excess of $200 million in the aggregate (including expenditures pursuant to the sixth item on this list) and taken together with all such expenditures made since January 1, 2005;

  •
  make or change any material tax election or settle or compromise any material tax liability or refund, other than in the ordinary course of business consistent with past practice or as required by law;

  •
  (A) pay, discharge, or satisfy any claims, liabilities, or obligations, other than the payment, discharge, or satisfaction, in the ordinary course consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements of Maytag included in the documents filed by Maytag with the Securities and Exchange Commission prior to the date of the merger agreement or incurred in the ordinary course of business consistent with past practice, (B) cancel any material indebtedness or waive any claims or rights of substantial value or (C) waive the benefits of, or agree to modify in any manner, any confidentiality or similar agreement (excluding any standstill provision in any such agreement) to which Maytag or any of its subsidiaries is a party;

  •
  permit any insurance policy or arrangement naming or providing for it as a beneficiary or a loss payable payee to be cancelled or terminated (unless such policy or arrangement is cancelled or terminated in the ordinary course of business and concurrently replaced with a policy or arrangement with substantially similar coverage) or materially impaired;

  •
  make any contributions to the US Pension Plan, except for (x) contributions of up to $70 million from and after August 10, 2005 through December 31, 2005, (y) contributions of up to $100 million during the 2006 calendar year, and (z) with the consent of Whirlpool (not to be unreasonably withheld), additional contributions of up to $100 million during the 2006 calendar year;

  •
  enter into any material agreement that is not terminable by Maytag or a Maytag subsidiary, without penalty, within one year from the date of entering into any such agreement;

  •
  renew, extend, or amend any material agreement if doing so would cause such agreement to not be terminable by Maytag or a Maytag subsidiary, without penalty, within one year from the date of entering into any such renewal, extension or amendment; or

  •
  authorize any of, or commit or agree to take any of, the foregoing actions.

        The agreements related to the conduct of Maytag's business in the merger agreement are complicated and not easily summarized. You are urged to carefully read the sections in the merger agreement under the heading "Covenants Relating to Conduct of Business."

Conduct of the Business by Whirlpool

        Except for matters previously disclosed or otherwise expressly permitted by the merger agreement, from the date of the merger agreement to the effective time of the merger, Whirlpool will, and will cause each of its subsidiaries to, conduct its business in the ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use commercially reasonable best efforts to preserve intact its current business organization, keep available the services of its current officers and employees and keep its relationships with customers, suppliers, licensors, licensees, distributors, and others having business dealings with them.

        In addition, and without limiting the generality of the foregoing, except for matters previously disclosed or as otherwise expressly permitted by the merger agreement, from the date of the merger agreement to the effective time of the merger, Whirlpool will not, and will not permit any of its subsidiaries to, do any of the following without the prior written consent of Maytag:

  •
  declare, set aside or pay any dividends on, or make any other distributions in respect of (in each case, whether in cash, stock or property), any of its capital stock, other than (1) dividends and distributions by a direct or indirect wholly owned Whirlpool subsidiary to its parent, (2) regular quarterly cash dividends with respect to the Whirlpool common stock, with usual declaration, record and payment dates, or (3) any distribution of stock or property for which adjustment is made to provide the Maytag stockholders the same economic effect contemplated by the parties in the merger agreement (see the section entitled "—Merger Consideration" beginning on page 85 of this proxy statement/prospectus);

  •
  adopt or propose any change in its certificate of incorporation or by-laws or other comparable organizational documents in a manner that would adversely affect the economic benefits of the merger or the other transactions to Maytag's stockholders;

  •
  engage in any merger, consolidation, share exchange, business combination, reorganization, recapitalization, or other similar transaction, unless Whirlpool is the surviving or resulting corporation, the shareholders of Whirlpool prior to such transaction own, directly or indirectly, a majority of the voting common equity interests in the surviving or resulting corporation, and such voting common equity interests are publicly traded;

  •
  take any action that would be reasonably likely to prevent, hinder, or delay the completion of the merger or the other transactions contemplated by the merger agreement; or

  •
  authorize any of, or commit or agree to take any of, the foregoing actions.

No Solicitation by Maytag

        The merger agreement provides that Maytag will not, and will not authorize or permit any Maytag subsidiary to, and Maytag will direct and use its reasonable best efforts to cause any officer, director, or employee of Maytag, or any investment banker, attorney, or other advisor or representative of Maytag or any of its subsidiaries not to:

  •
  directly or indirectly solicit, initiate, or encourage the submission of any company takeover proposal;

  •
  enter into any agreement with respect to any company takeover proposal;

  •
  directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or knowingly take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, a company takeover proposal, whether made before or after the date of the merger agreement.

        However, Maytag may (a) furnish information with respect to Maytag and its subsidiaries to a person making a company takeover proposal pursuant to a customary confidentiality agreement on terms no less restrictive than the confidentiality agreement with Whirlpool (excluding standstill provisions), and (b) participate in discussions or negotiations with such person if:

  •
  Maytag receives an unsolicited company takeover proposal that does not result from a violation of the no solicitation provisions;

  •
  the Maytag board of directors determines in good faith, after consultation with outside counsel and financial advisors, that such company takeover proposal may reasonably be expected to lead to a transaction more favorable from a financial point of view to Maytag's stockholders than the transaction with Whirlpool and that is reasonably capable of being completed;

  •
  Maytag has promptly advised Whirlpool of the identity of the bidder and the material terms of the proposal and keeps Whirlpool reasonably informed of the status of the proposal; and

  •
  Maytag has made available to Whirlpool the same non-public information being furnished to the bidder, other than competitively sensitive information.

        A "company takeover proposal" means (a) any proposal or offer for a merger, consolidation, dissolution, recapitalization, or other business combination involving Maytag, (b) any proposal for the issuance by Maytag of over 20% of its equity securities as consideration for the assets or securities of another person, or (c) any proposal or offer to acquire over 20% of the equity securities or consolidated total assets of Maytag, in each case other than the merger contemplated by the merger agreement.

        A "superior company proposal" means any proposal made by a third party to acquire all or substantially all the equity securities or assets of Maytag, pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, a sale of all or substantially all its assets or otherwise, (i) on terms which the board of directors of Maytag determines in good faith, after consultation with Maytag's outside legal counsel and financial advisors, to be more favorable from a financial point of view to the holders of Maytag common stock than the merger, taking into account all the terms and conditions of such proposal, and the merger agreement (including any proposal by Whirlpool to amend the terms of the merger agreement and the merger) and (ii) that is reasonably capable of being completed, taking into account all financial, regulatory, legal, and other aspects of such proposal; provided that the board of directors of Maytag does not so determine that any such proposal is a superior company proposal prior to the time that is 48 hours after the time at which Maytag has promptly advised Whirlpool of the identity of the bidder and the material terms of the proposal and keeps Whirlpool reasonably informed of the status of the proposal.

        The Maytag board of directors (or any committee of the board) may not (a) withdraw or modify, or publicly propose to do so, in a manner adverse to Whirlpool or Whirlpool Acquisition, its approval or recommendation of the merger agreement or the merger, (b) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any company takeover proposal, or (c) approve or recommend, or publicly propose to do so, any company takeover proposal. Notwithstanding the foregoing, if, prior to the adoption of the merger agreement by holders of a majority of the outstanding shares of Maytag common stock, the Maytag board of directors determines in good faith, after consultation with outside counsel, that failure to so withdraw or modify its recommendation of the merger and the merger agreement would be inconsistent with the Maytag board of directors' exercise of its fiduciary duties, the Maytag board of directors (or any committee of the board) may withdraw or modify its recommendation of the merger and the merger agreement.

Employee Matters

        Whirlpool has agreed that from the effective time of the merger through December 31, 2006, it will, or will cause the surviving corporation to, provide compensation and employee benefits that, taken as a whole, are comparable in the aggregate to those in effect immediately prior to the effective time of the merger. (Modifications to the employee benefit plans that have been announced to participants or planned and otherwise disclosed to Whirlpool but not yet implemented as of the effective time of the merger will be taken into account for purposes of the foregoing.) Whirlpool has also agreed that, with respect to service through December 31, 2006, it will, or will cause the surviving corporation to, maintain the employer matching contribution component of the Maytag salary savings plan without reduction. Nothing in the merger agreement prevents Whirlpool or the surviving corporation from amending or terminating any employee benefit plan in accordance with the terms thereof and with applicable law, so long as they comply with the requirements of the merger agreement. Maytag and Whirlpool have agreed that the completion of the merger will constitute a change of control under Maytag's employee benefit plans and agreements.

        Whirlpool has agreed that from and after the effective time of the merger, it will, and will cause the surviving corporation to, honor in accordance with their respective terms (as in effect on August 10, 2005), Maytag's employee benefit plans and employee benefit agreements (subject, in each case, to the right of Whirlpool or the surviving corporation to amend or terminate any employee benefit plan or employee benefit agreement in accordance with the terms thereof and with applicable law). For purposes of eligibility, vesting, and benefit accrual (other than benefit accrual under defined benefit pension plans) under the employee benefit plans of Whirlpool and its subsidiaries providing benefits after the effective time of the merger to any employee of Maytag or any of its subsidiaries immediately prior to the effective time of the merger (all such plans, collectively, the "New Plans"), each such employee will be credited with all years of service for which such employee was credited before the effective time of the merger under any comparable employee benefit plans, except where such crediting would lead to a duplication of benefits or to the extent such service credit is not provided under a newly adopted plan to similarly situated employees of Whirlpool who were never employees of Maytag and its affiliates.

        Whirlpool has agreed to use its commercially reasonable efforts to cause each employee of Maytag or any of its subsidiaries immediately prior to the effective time of the merger to be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent coverage under any such New Plan replaces coverage under a comparable employee benefit plan in which such employee participated immediately prior to the effective time of the merger (all such plans, collectively, the "Old Plans"). For purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any such employee, Whirlpool has agreed to use its commercially reasonable efforts to cause all pre-existing condition exclusions, limitations and actively at-work requirements of such New Plan to be waived for such employee and his or her covered dependent (to the extent such exclusions, limitations, and actively-at-work requirements were waived or satisfied as of the effective time of the merger under the corresponding Old Plan). All deductibles, coinsurance, and maximum out-of-pocket expenses incurred by such employee and his or her covered dependents under any Old Plan during the portion of the plan year of such Old Plan ending on the date such employee's participation in the corresponding New Plan begins will be taken into account under such New Plan for purposes of satisfying all deductible, co-insurance, and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

        The merger agreement authorizes Maytag to provide up to the retention amount (as defined below) in retention awards to key employees of Maytag and its subsidiaries to retain their services through the merger, provided that none of the retention awards may be made to Maytag's executive officers or to certain other specified members of Maytag's senior management. The chief executive officer of Maytag will determine in his sole discretion, subject to approval by (i) the board of directors of Maytag (or its compensation committee) and (ii) Whirlpool (whose approval may not be unreasonably withheld) the employees eligible to receive retention awards (who will not include certain executives of Maytag, including named executive officers), the amounts of the retention awards, individually and in the aggregate, and any criteria for payment of the retention awards. Any retention bonus will be intended to retain the services of the recipient through, and will be payable (if such recipient still remains employed by Maytag and Maytag's subsidiaries at such time) as soon as practicable following (but in no event more than 30 days following) the first to occur of (x) the 90th day following the closing date or (y) if the merger agreement is terminated, the date of such termination (such first to occur, the "vesting date"); provided that such retention bonus is payable in the event that the applicable recipient's employment has been terminated (i) prior to the closing date without cause by mutual agreement of Whirlpool and Maytag, (ii) following the closing date but prior to the date of payment of retention bonuses without cause (or by the applicable recipient in a termination otherwise entitling such recipient to severance), or (iii) due to death or long-term disability. In the event the merger agreement is terminated by mutual agreement, by either party for failure to close by December 31, 2006, if a governmental entity enjoins the merger or if Maytag's stockholders do not approve the merger, or by Maytag for a breach of the merger agreement by Whirlpool, Whirlpool is solely responsible for making payments of retention bonuses, and will indemnify and hold harmless Maytag and its affiliates in connection with such bonuses. For purposes of the merger agreement, the retention amount will equal the product of (x) $15,000,000 times (y) a fraction, the numerator of which is the number of days from August 22, 2005 through the earlier to occur of the vesting date or the closing day and the denominator of which is the number of days from August 22, 2005 through December 31, 2006.

        If the closing occurs prior to the payment of annual bonuses for the 2005 calendar year, the merger agreement requires Whirlpool to continue Maytag's annual bonus program and to pay employees the bonus amounts due under such 2005 bonus plans pursuant to the objective formulae set forth therein (including formulae approved thereunder by Maytag or its board of directors, or a committee thereof, prior to August 10, 2005, and previously provided to Whirlpool), based on the performance of Maytag and its operating units, without adjusting such total for individual performance. If the effective date has not occurred prior to or on December 31, 2005, Maytag may establish annual bonus plans for the 2006 calendar year on terms consistent with past practice. If the effective date occurs during the 2006 calendar year, (x) Whirlpool will pay, as soon as practicable following the effective time of the merger agreement, prorated bonuses (prorated to the effective time of the merger agreement) to Maytag employees who were employed as of the effective time of the merger agreement, assuming for purposes of such prorated bonuses that all performance measures relevant to the determination of bonuses under such 2006 bonus plans will be deemed to have been met for the period beginning on January 1, 2006 and ending on the closing date, and (y) Whirlpool will implement a bonus plan for purposes of bonuses for Maytag employees for the balance of the 2006 calendar year. Maytag performance in respect of calculations to be made under the 2005 bonus plans and 2006 bonus plans will be calculated without taking into account any expenses or costs related to or arising out of the transactions contemplated by the merger agreement or any non-recurring charges that would not reasonably be expected to have been incurred had the transactions contemplated by the merger agreement not occurred.

        From the effective time of the merger through December 31, 2006, (i) employees below the level of director will continue to participate in the Maytag separation pay and benefits plan, (ii) employees at the levels of director and above will be eligible for severance benefits pursuant to a new plan based upon Maytag's historic severance practices for employees at those levels, and (iii) none of the Maytag separation pay and benefits plan, the Maytag separation of employment plan or the new plan for employees at the levels of director and above may be amended in any manner adverse to the employees.

        The merger agreement provides that, as soon as practicable following the date of the merger agreement, Maytag's board of directors (or a committee thereof) will adopt such resolutions or take such other actions as may be required to provide that with respect to Maytag's Employee Stock Purchase Plan, a purchase period will not commence after the date of the merger agreement.

Indemnification

        Whirlpool has agreed that, to the fullest extent permitted by law, it will cause the surviving corporation to honor all of Maytag's obligations to indemnify the current and former directors or officers of Maytag for acts or omissions by such directors and officers occurring prior to the effective time of the merger to the extent that such obligations of Maytag exist on the date of the merger agreement, whether pursuant to Maytag's certificate of incorporation, bylaws, or individual indemnity agreements, and such obligations will survive the merger and will continue in full force and effect in accordance with the terms of Maytag's certificate of incorporation, bylaws, and such individual indemnity agreements from the effective time of the merger until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions.

        The merger agreement requires that, for a period of six years after the effective time of the merger, Whirlpool will maintain in effect the current policies of directors' and officers' liability insurance maintained by Maytag or obtain policies of at least the same coverage with reputable and financially sound carriers, provided that Whirlpool or the surviving corporation is not required to pay an annual premium in excess of 300% of the last annual premium paid by Maytag as of the date of the merger agreement.

Reasonable Best Efforts

        Whirlpool and Maytag have agreed to use their reasonable best efforts to take or cause to be taken, all actions necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the merger and the other transactions contemplated by the merger agreement, including:

  (a)
  the obtaining of all necessary actions or nonactions, waivers, consents, and approvals from governmental entities, the making of all necessary registrations and filings (including filings with governmental entities, if any), and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity;

  (b)
  the obtaining of all necessary consents or waivers from third parties;

  (c)
  the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the transactions contemplated by the merger agreement, including seeking to have vacated or reversed any decree, order or judgment entered by any court or other governmental entity that would restrain, prevent, or delay the closing of the merger; and

  (d)
  the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the merger agreement and to fully carry out the purposes of the merger agreement.

Cooperation on Regulatory Matters

        Subject to applicable law relating to the exchange of information, Maytag and Whirlpool and their respective counsel will (i) have the right to review in advance, and to the extent practicable each will consult the other on, any filing made with, or written materials to be submitted to, any governmental entity in connection with the merger and the other transactions, (ii) promptly inform each other of any communication (or other correspondence or memoranda) received from, or given to, the U.S. Department of Justice, the U.S. Federal Trade Commission, or any other governmental antitrust entity and (iii) furnish each other with copies of all correspondence, filings, and written communications between them or their subsidiaries or affiliates, on the one hand, and any governmental entity or its respective staff, on the other hand, with respect to the merger agreement and the merger. Maytag and Whirlpool will, to the extent practicable, provide the other party and its counsel with advance notice of and the opportunity to participate in any discussion, telephone call, or meeting with any governmental entity in respect of any filing, investigation, or other inquiry in connection with the merger or the other transactions and to participate in the preparation for such discussion, telephone call, or meeting. Maytag and Whirlpool may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other as "Antitrust Counsel Only Material" (as defined in the Confidentiality Agreement). Notwithstanding anything to the contrary in the merger agreement, materials provided to the other party or its counsel may be redacted to remove references concerning the valuation of Maytag and its subsidiaries.

        Without limiting the generality of the undertakings described in this section and the section entitled "—Covenants—Reasonable Best Efforts" beginning on page 97 of this proxy statement/prospectus, the parties will provide or cause to be provided as promptly as practicable to governmental entities with regulatory jurisdiction over enforcement of any applicable federal, state, local, or foreign antitrust, competition, premerger notification or trade regulation law, regulation or order information and documents requested by any governmental antitrust entity or necessary, proper or advisable to permit consummation of the transactions, including preparing and filing any notification and report form and related material required under the HSR Act and any additional consents and filings under any antitrust laws as promptly as practicable following the date of the merger agreement and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under the HSR Act and any additional consents and filings under any antitrust laws; (ii) the parties will use their best efforts to take such actions as are necessary or advisable to obtain prompt approval of consummation of the transactions by any governmental antitrust entity; and (iii) the parties will use their best efforts to resolve any objections and challenges, including by contest through litigation on the merits, negotiation or other action, that may be asserted by any governmental antitrust entity with respect to the transaction contemplated by the merger agreement under the HSR Act and any other antitrust laws.

        Notwithstanding anything in the merger agreement to the contrary, in no event will Whirlpool or Whirlpool Acquisition be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture, to accept any operational restriction, or take any other action that, in the reasonable judgment of Whirlpool, could be expected to limit the right of Whirlpool or the surviving corporation to own or operate all or any portion of their respective businesses or assets. With regard to any governmental antitrust entity, neither Maytag nor any Maytag subsidiary (or any of their respective affiliates) will, without Whirlpool's prior written consent in Whirlpool's sole discretion, discuss or commit to any divestiture transaction, or discuss or commit to alter their businesses or commercial practices in any way, or otherwise take or commit to take any action that limits Whirlpool's freedom of action with respect to, or Whirlpool's ability to retain any of the businesses, product lines, or assets of, the surviving corporation, or otherwise receive the full benefits of the merger agreement.

Other Covenants

        Under the merger agreement, the Maytag board of directors has agreed, subject to its fiduciary duties, to recommend that Maytag's stockholders vote to adopt the merger agreement. If the Maytag board modifies or withdraws its recommendation, Maytag is still obligated to call and hold the special meeting to vote on the adoption of the merger agreement, unless the merger agreement is terminated for a superior company proposal.

        Maytag must promptly advise Whirlpool orally and in writing of any event, change, effect, development, condition, or occurrence that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Maytag.

        Maytag must give prompt notice to Whirlpool, and Whirlpool or Whirlpool Acquisition must give prompt notice to Maytag, of (i) any representation or warranty made by it contained in the merger agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition, or agreement to be complied with or satisfied by it under the merger agreement; provided, however, that no such notification will affect the representations, warranties, covenants, or agreements of the parties or the conditions to the obligations of the parties under the merger agreement.

        Maytag must give Whirlpool the opportunity to participate in the defense or settlement of any stockholder litigations against Maytag and its directors relating to the merger and the other transactions contemplated by the merger agreement; provided that no such settlement may be agreed to without Whirlpool's consent, which consent shall not be unreasonably withheld.

        Whirlpool must use its reasonable best efforts to cause the shares of Whirlpool common stock to be issued in connection with the merger and the shares of Whirlpool common stock to be reserved for issuance upon exercise of Maytag stock options to be approved for listing on the New York Stock Exchange, subject to official notice of issuance.

        Not less than 45 days prior to the effective time of the merger, Maytag (i) must deliver to Whirlpool a letter identifying all persons who, in Maytag's opinion, may be, as of the effective time of the merger, its "affiliates" for purposes of Rule 145 under the Securities Act, and (ii) must use its reasonable best efforts to cause each person who is identified as an "affiliate" of it in such letter to deliver to Whirlpool, as promptly as practicable but in no event later than 30 days prior to the effective time of the merger, a signed agreement reasonably acceptable to both Whirlpool and Maytag (an "Affiliate Agreement"). Maytag must notify Whirlpool from time to time after the delivery of the letter described above of any person not identified on such letter who then is, or may be, such an "affiliate" and use its reasonable best efforts to cause each additional person who is identified as an "affiliate" to execute an Affiliate Agreement. Neither Whirlpool nor Maytag will register, or allow its transfer agent to register, on its books, any transfer of any shares of Whirlpool common stock or Maytag common stock of any affiliate of Maytag who has not provided an executed Affiliate Agreement unless the transfer is made in compliance with the foregoing. For one year following the closing, Whirlpool must continue to make available such adequate current public information as will satisfy the conditions set forth in Rule 144(c) of the Securities Act.

Conditions to the Merger

Conditions to Each Party's Obligations to Effect the Merger

        The obligations of Maytag, Whirlpool, and Whirlpool Acquisition to complete the merger are subject to the satisfaction of the following conditions:

  •
  adoption of the merger agreement by holders of a majority of the outstanding shares of Maytag common stock;

  •
  any applicable waiting period (or any extension) under the HSR Act has been terminated or has expired;

  •
  any consents and filings required to be made prior to the closing of the merger under any antitrust laws, the absence of which would reasonably be expected to have a material adverse effect on Maytag or Whirlpool or result in a criminal violation, have been obtained or made;

  •
  no restraining order, preliminary or permanent injunction, or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger is in effect; provided that prior to asserting this condition, and subject to the limitations on each parties' obligations described in the sections entitled "—Reasonable Best Efforts" and "—Cooperation on Regulatory Matters" beginning on page 97 of this proxy statement/prospectus, the asserting party has used its reasonable best efforts or best efforts, as applicable, in a manner consistent with the merger agreement, including the provisions described in these respective sections to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such judgment that may be entered;

  •
  the declaration of effectiveness of the registration statement of which this document is a part by the Securities and Exchange Commission and the absence of any stop order or proceeding seeking a stop order; and

  •
  the shares of Whirlpool common stock to be issued in connection with the merger and the shares of Whirlpool common stock to be reserved for issuance upon exercise of Maytag stock options have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

Conditions to Obligations of Whirlpool and Whirlpool Acquisition

        In addition, the obligations of Whirlpool and Whirlpool Acquisition to complete the merger are subject to the satisfaction or waiver by each of them of the following conditions:

  •
  Maytag's representations and warranties that are qualified by material adverse effect are true and correct, and those not so qualified are true and correct except for such failures to be true and correct as would not reasonably be expected to have a material adverse effect on Maytag (other than the third, fourth, fifth and last items on the list of Maytag's representations and warranties set forth in the section entitled "—Representations and Warranties" beginning on page 87 of this proxy statement/prospectus, which must be true and correct in all material respects), as of the date of the merger agreement and as of the closing date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to material adverse effect on Maytag will be true and correct, and those not so qualified will be true and correct except for such failures to be true and correct as would not reasonably be expected to have a material adverse effect on Maytag (other than the third, fourth, fifth and last items on the list of Maytag's representations and warranties set forth in the section entitled "—Representations and Warranties" beginning on page 87 of this proxy statement/prospectus, which will be true and correct in all material respects), on and as of such earlier date);

  •
  Maytag has performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date of the merger;

  •
  Whirlpool has received a certificate of Maytag, executed by its chief executive officer and chief financial officer, as to the satisfaction of the preceding two conditions; and

  •
  since the date of the merger agreement, except as previously disclosed, no event, change, effect, development, condition, or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Maytag, has occurred.

Conditions to Obligations of Maytag

        In addition, the obligations of Maytag to complete the merger are subject to the satisfaction or waiver by Maytag of the following conditions:

  •
  the representations and warranties of Whirlpool and Whirlpool Acquisition that are qualified by material adverse effect are true and correct, and those not so qualified are true and correct except for such failures to be true and correct as would not reasonably be expected to have a material adverse effect on Whirlpool (other than the second and fourth items on the list of Whirlpool's representations and warranties set forth in the section entitled "—Representations and Warranties" beginning on page 87 of this proxy statement/prospectus, which must be true and correct in all material respects), as of the date of the merger agreement and as of the closing date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to material adverse effect on Whirlpool will be true and correct, and those not so qualified will be true and correct except for such failures to be true and correct as would not reasonably be expected to have a material adverse effect on Whirlpool (other than the second and fourth items on the list of Whirlpool and Whirlpool Acquisition's representations and warranties set forth in the section entitled "—Representations and Warranties" beginning on page 87 of this proxy statement/

    prospectus, which will be true and correct in all material respects), on and as of such earlier date);

  •
  Whirlpool and Whirlpool Acquisition have performed in all material respects all obligations required to be performed by them under the merger agreement at or prior to the closing date of the merger;

  •
  Maytag has received a certificate of Whirlpool, executed by an executive officer of Whirlpool, as to the satisfaction of the preceding two conditions; and

  •
  since the date of the merger agreement, except as previously disclosed, no event, change, effect, development, condition, or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Whirlpool, has occurred.

        In the event of a waiver of a material condition, Maytag intends to resolicit stockholder approval for adoption of the merger agreement to the extent required by applicable law.

Termination

        The merger agreement may be terminated at any time prior to the effective time of the merger (notwithstanding any adoption of the merger agreement by the stockholders of Maytag):

  (a)
  by the mutual written consent of Whirlpool, Whirlpool Acquisition, and Maytag;

  (b)
  by Whirlpool or Maytag,

  (i)
  if the merger is not consummated on or before December 31, 2006, referred to as the outside date, unless the failure to consummate the merger is the result of a willful and material breach of the merger agreement by the party seeking to terminate the merger agreement;

  (ii)
  if any governmental entity issues an order, decree, or ruling, or takes any other action permanently enjoining, restraining, or otherwise prohibiting the merger (A) as violative of any antitrust law or (B) for any other reason, and, in either case, such order, decree, ruling, or other action has become final and non-appealable; or

  (iii)
  if Maytag stockholder approval was not obtained at the Maytag stockholder meeting;

  (c)
  by Whirlpool, if Maytag has breached or failed to perform in any material respect any of its representations, warranties, or covenants, which breach or failure to perform

  (i)
  would give rise to a failure of a condition to Whirlpool's obligation to close, and

  (ii)
  cannot be or has not been cured by the outside date (provided that neither Whirlpool nor Whirlpool Acquisition is then in willful and material breach of any representation, warranty, or covenant contained in the merger agreement);

  (d)
  by Whirlpool:

  (i)
  if the Maytag board (or any board committee) has (A) withdrawn or modified, in a manner adverse to Whirlpool or Whirlpool Acquisition, or has publicly proposed to withdraw or modify, in a manner adverse to Whirlpool or Whirlpool Acquisition, its approval or recommendation of the merger agreement or the merger, (B) failed to recommend to Maytag's stockholders that they adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger, or

      (C) approved or recommended, or publicly proposed to approve or recommend, any company takeover proposal; or

    (ii)
    if Maytag gives Whirlpool the notification contemplated by clause (e)(iii) below;

  (e)
  by Maytag prior to receipt of Maytag stockholder approval, only if (i) the Maytag board of directors has received a superior company proposal (as defined in the section entitled "—Covenants—No Solicitation by Maytag" beginning on page 93 of this proxy statement/prospectus), (ii) in light of such superior company proposal a majority of the disinterested directors of Maytag have determined in good faith, after consultation with outside counsel, that the failure to withdraw or modify its recommendation of the merger and the merger agreement would be inconsistent with the Maytag board of directors' exercise of its fiduciary duty under applicable law, (iii) Maytag has notified Whirlpool in writing of the determinations described in clause (ii) above, (iv) at least five business days following receipt by Whirlpool of the notice referred to in clause (iii) above, and taking into account any revised proposal made by Whirlpool since receipt of the notice referred to in clause (iii) above, such superior company proposal remains a superior company proposal and a majority of the disinterested directors of Maytag has again made the determinations referred to in clause (ii) above, (v) Maytag is in compliance, in all material respects, with the provisions of the merger agreement, described in the section entitled "—Covenants—No Solicitation by Maytag" beginning on page 93 of this proxy statement/prospectus, (vi) Maytag has previously paid the fee and reimbursement due, as applicable, described in the section entitled "—Termination Fees and Reimbursement Obligations" below, (vii) the Maytag board of directors concurrently approves, and Maytag concurrently enters into, a definitive agreement providing for the implementation of such superior company proposal, and (viii) Whirlpool is not at such time entitled to terminate the merger agreement pursuant to clause (c) above (assuming for purposes of this clause (viii) that the outside date is the date of termination of the merger agreement by Maytag except where the applicable breach or failure to perform is not willful and material and is capable of being cured prior to the outside date); or

  (f)
  by Maytag, if Whirlpool or Whirlpool Acquisition has breached or failed to perform in any material respect any of its representations, warranties, or covenants, which breach or failure to perform (a) would give rise to a failure of a condition to Maytag's obligation to close, and (b) cannot be or has not been cured by the outside date (provided that Maytag is not then in willful and material breach of any representation, warranty, or covenant contained in the merger agreement).

Termination Fees and Reimbursement Obligations

Termination Fees and Reimbursement Obligations Payable by Maytag

        The merger agreement obligates Maytag to (i) pay a fee to Whirlpool equal to $60 million and (ii) reimburse Whirlpool for its payment to Maytag of $40 million in connection with Maytag's termination of the Triton agreement if:

  (a)
  Whirlpool terminates the merger agreement for any of the reasons described in clause (d) of the section entitled "—Termination" above;

  (b)
  After the date of the merger agreement and prior to the termination of the merger agreement,

  (i)
  any person makes a proposal (A) for a merger, consolidation, dissolution, recapitalization, or other business combination involving Maytag, (B) for the issuance by Maytag of over

      40% of its equity securities as consideration for the assets or securities of another person, or (C) to acquire over 40% of the equity securities or consolidated total assets of Maytag, or amends a proposal made prior to the date of the merger agreement;

    (ii)
    the merger agreement is terminated by either Maytag or Whirlpool pursuant to clause (b)(i) of the section entitled "—Termination" above (and prior to such termination Maytag has breached or failed to perform any of its covenants or agreements set forth in the merger agreement) or clause (b)(iii) of the section entitled "—Termination" above (but only if a proposal described in clause (i) is publicly announced at or prior to the time of Maytag stockholders meeting) or by Whirlpool pursuant to clause (c) of the section entitled "—Termination" above; and

    (iii)
    within 12 months after the date of such termination, Maytag enters into a definitive agreement to consummate, or consummates, the transactions contemplated by a proposal described in clause (i).

  (c)
  Maytag terminates the merger agreement pursuant to clause (e) of the section entitled "—Termination" above in connection with its receipt of a superior company proposal.

        Maytag must (i) pay to Whirlpool a fee of $60 million if Whirlpool terminates the merger agreement pursuant to clause (c) of the section entitled "—Termination" above by reason of Maytag knowingly breaching its obligations described in the section entitled "—Covenants—No Solicitation by Maytag" beginning on page 93 of this proxy statement/prospectus (unless such breach has only an immaterial effect on Whirlpool) and (ii) in such event, if the circumstance described in clause (b)(iii) of the immediately preceding paragraph occurs, also reimburse Whirlpool for its payment to Maytag of $40 million in connection with Maytag's termination of the Triton agreement.

        Maytag must pay the termination amounts on the date of termination of the merger agreement, except that in the case of a termination described in either clause (b) of the second preceding paragraph above or clause (ii) of the preceding paragraph, such payment must be made on the date of execution of a definitive agreement or, if earlier, consummation of such transaction and in the case of a termination described in the preceding paragraph, such payment must be made on or before the fifth business day following such termination.

        Any termination amount not paid when due will bear interest at the prime rate of JP Morgan Chase Bank in effect on the date the payment of the termination and/or reimbursement amount was required to be made.

Termination Fees Payable by Whirlpool

        In the event that either Maytag or Whirlpool is entitled to terminate, and terminates, the merger agreement in application of clause (b)(i) or clause (b)(ii)(A) of the section entitled "—Termination" above and at the time of such termination (i) all of the conditions to Whirlpool's and Whirlpool Acquisition's obligations to complete the merger set forth in the section entitled "—Conditions to the Merger—Conditions to Obligations of Whirlpool and Whirlpool Acquisition" beginning on page 100 of this proxy statement/prospectus have been satisfied or waived (other than the delivery of certificates and provided that the term "closing date" will in any of such conditions be deemed to refer to the date of such termination), (ii) neither Maytag nor Whirlpool is entitled to terminate the merger agreement pursuant to the provision contained in clause (b)(ii)(B) of the section entitled "—Termination" above, and (iii) if a vote to obtain Maytag's stockholder approval has been taken at a Maytag stockholder meeting, Maytag's stockholder approval has been obtained, then Whirlpool must pay a termination fee equal to $120 million on or before the fifth business day following such termination.

        In the event the merger agreement is terminated (A) by either party (i) by mutual written consent, (ii) for failure to consummate the merger by December 31, 2006, (iii) if a governmental entity enjoins the merger as violative of antitrust laws or for any other reason, and (iv) if Maytag's stockholders do not approve the merger or (B) by Maytag for a material breach of the merger agreement by Whirlpool, Whirlpool must indemnify Maytag for an amount up to $15 million (subject to certain adjustments described above) in connection with the payment of retention bonuses to specified Maytag employees. For an explanation of the adjustment mechanisms, please see the section entitled "—Covenants—Employee Matters" beginning on page 94 of this proxy statement/prospectus.

Other Expenses

        Except as described above, all fees and expenses incurred in connection with the merger and the other transactions contemplated by the merger agreement will be paid by the party incurring such fees or expenses, whether or not the merger is consummated, except for (i) expenses incurred in connection with printing, mailing and filing this proxy statement/prospectus and (ii) all fees paid in respect of filings made by Maytag and Whirlpool pursuant to the HSR Act in connection with the merger, with the expenses and fees referred to in clauses (i) and (ii) to be borne by Whirlpool.

Amendment

        The merger agreement may be amended in writing by the parties at any time before or after any adoption of the merger agreement by the Maytag stockholders, but after adoption of the merger agreement by the Maytag stockholder approval, no amendment may be made that by law requires further approval or adoption by the Maytag stockholders without the further approval or adoption of such stockholders.

COMPARISON OF RIGHTS
OF
STOCKHOLDERS OF WHIRLPOOL
AND
STOCKHOLDERS OF MAYTAG

        This section of the proxy statement/prospectus describes certain differences between the rights of holders of Maytag common stock and the rights of holders of Whirlpool common stock. While Whirlpool and Maytag believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire document and refer to the other documents discussed below for a more complete understanding of the differences between being a stockholder of Maytag and being a stockholder of Whirlpool.

        As a stockholder of Maytag, your rights are governed by Maytag's restated certificate of incorporation and its amended and restated bylaws, each as currently in effect. After completion of the merger, you will become a stockholder of Whirlpool. Whirlpool's common stock is quoted on the New York Stock Exchange under the symbol "WHR." As a Whirlpool stockholder, your rights will be governed by Whirlpool's restated certificate of incorporation, and Whirlpool's amended and restated bylaws. Both corporations are incorporated in Delaware.

WHIRLPOOL CORPORATION	MAYTAG CORPORATION

Board of Directors

The Whirlpool bylaws provide that the number of directors which shall constitute the board of directors shall be not more than 15 nor less than 7. The Whirlpool certificate of incorporation provides that the board of directors shall be divided into three classes, with each class serving for a three-year period. Directors shall be elected at each annual meeting of stockholders and, if the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of authorized directors shorten the term of any incumbent director. The Whirlpool certificate indicates that the corporation's directors may be removed from office only for cause by the holders of a majority of the shares then entitled to vote at the election of directors.	The Maytag bylaws provide that the number of directors which shall constitute the board of directors may be fixed from time to time by a majority of the whole board but shall be no less than 3. The Maytag bylaws provide that the directors shall be elected for a one-year term at each annual meeting of stockholders. Delaware law permits any director or the entire board of directors to be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. The Maytag certificate and bylaws contain no provision regarding removal of directors.

Amendments to Bylaws and Articles

Delaware law requires a vote of the corporation's board of directors followed by the affirmative vote of a majority of the outstanding stock entitled to vote for any amendment to the certificate of incorporation, unless a greater level of approval, or a class vote, is required by the certificate of incorporation. Whirlpool's certificate of incorporation requires the affirmative vote of at least 80% of the holders of the common stock to amend certain provisions regarding directors, corporate powers, and procedures to amend the certificate of incorporation. Further, Delaware law states that if an amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of shares of such class, or alter or change the powers, preferences, or special rights of a particular class or series of stock so as to affect them adversely, the class or series shall be given the power to vote as a class notwithstanding the absence of any specifically enumerated power in the certificate of incorporation. Delaware law also states that the power to adopt, amend, or repeal the bylaws of a corporation shall be in the stockholders entitled to vote, provided that the corporation in its certificate of incorporation may confer such power on the board of directors in addition to the stockholders. The Whirlpool certificate and bylaws expressly authorize the board of directors to alter Whirlpool's bylaws. The bylaws, whether or not adopted by the board of directors, may also be altered or repealed by an affirmative vote of at least 80% of the holders of the common stock.	Delaware law requires a vote of the corporation's board of directors followed by the affirmative vote of a majority of the outstanding stock entitled to vote for any amendment to the certificate of incorporation, unless a greater level of approval, or a class vote, is required by the certificate of incorporation. Maytag's certificate of incorporation requires the affirmative vote of the holders of (i) at least two-thirds of the common stock to amend certain provisions regarding directors, and (ii) at least 80% of the common stock to amend certain provisions regarding business combinations with an "interested shareholder" and certain of its affiliates and transferees. Further, Delaware law states that if an amendment would increase or decrease the aggregate number of authorized shares of a class, increase or decrease the par value of shares of such class, or alter or change the powers, preferences, or special rights of a particular class or series of stock so as to affect them adversely, the class or series shall be given the power to vote as a class notwithstanding the absence of any specifically enumerated power in the certificate of incorporation. Delaware law also states that the power to adopt, amend, or repeal the bylaws of a corporation shall be in the stockholders entitled to vote, provided that the corporation in its certificate of incorporation may confer such power on the board of directors in addition to the stockholders. The Maytag certificate and bylaws expressly authorize the board of directors to make and alter the bylaws of Maytag. The Maytag bylaws require the affirmative vote of the holders of at least two-thirds of the common stock to amend or rescind certain provisions regarding special meetings, directors and vacancies in the board, and newly created directorships.

Stockholder Rights Plan

        One "preferred stock purchase right" is outstanding for each share of common stock. The rights expire on May 22, 2008. The board of directors may extend the term of the rights without stockholder consent. The rights will become exercisable after an acquiring person has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding common stock or 10 business days after the commencement, or public disclosure of, an intention to commence, a tender offer or exchange offer by a person that could result in beneficial ownership of 15% or more of the outstanding common stock. Each right entitles the holder to purchase from the corporation one one-thousandth of a share of a "junior participating preferred stock", Series B, par value $1.00 per share, of the corporation at a price of $300 per one one-thousandth of a preferred share subject to adjustment.
In the event the corporation is acquired in a merger or 50% or more of its consolidated assets or earnings power are sold, each right entitles the holder to purchase common stock of either the surviving or acquired company at one-half its market price (unless the board elects to exempt such transaction).
        One "right" is outstanding for each share of common stock. The rights expire on December 31, 2005. The board of directors may extend the term of the rights without stockholder consent. The rights will become exercisable if a person or group has acquired 20% (which may be reduced to not less than 10% at the discretion of the board of directors) or more of the corporation's common stock. Each right entitles the holder to purchase one one-hundredth of a share of preferred stock of the corporation at a price of $165. The preferred shares will be entitled to 100 times the aggregate per share dividend payable on the corporation's common stock and to 100 votes on all matters submitted to a vote of shareowners.
In the event the corporation is acquired in a merger or 50% or more of its consolidated assets or earnings power are sold, each right entitles the holder to purchase common stock of either the surviving or acquired company at one-half its market price (unless the board elects to exempt such transaction).

Control Share Acquisitions and Anti-Takeover Provisions

Certain provisions of Whirlpool's certificate and bylaws may make it more difficult to effect a change in control of Whirlpool and may discourage or deter a third party from attempting a takeover, including those (i) providing for the issuance of preferred stock in one or more series, with the powers, rights and preferences of such stock determined solely by the board of directors, (ii) providing that only the chairman or a vice chairman of the board of directors, the president, or a majority of the directors may call a special meeting of stockholders, (iii) providing for no action by written consent of stockholders, and (iv) requiring the affirmative vote of (x) not less than 80% of the outstanding voting stock and (y) the holders of at least a majority of the voting stock other than the voting stock of "substantial stockholder" in question for approval of any "business combination" between the corporation and such "substantial stockholder;"	Certain provisions of Maytag's certificate may make it more difficult to effect a change in control of Maytag and may discourage or deter a third party from attempting a takeover, including those (i) providing for the issuance of preferred stock in one or more series, with the powers, rights and preferences of such stock determined solely by the board of directors, (ii) providing that only the board of directors by a majority of the whole board may call a special meeting of stockholders, (iii) providing for no action by written consent of stockholders, and (iv) requiring the affirmative vote of not less than 80% of the total votes entitled to be cast in an election of directors for approval of any "business combination" between the corporation and "interested shareholder;" provided, however, that such additional voting requirement is not applicable if (1) the business combination was approved by a majority vote of the "continuing

provided, however, that such additional voting requirement is not applicable if (1) the business combination was approved by a majority vote of the "continuing directors" or (2) all of the following conditions are satisfied: (a) the cash or fair market value of the consideration to be received per share is not less than the higher of (i) the highest price per share paid by the substantial stockholder in acquiring any of its holdings of the corporation's stock, (ii) the highest fair market value per share of the corporation's stock at any time after the substantial stockholder became a substantial stockholder, or (iii) the highest preferential amount per share to which the holders of the corporation's stock are entitled in the event of any voluntary or involuntary liquidation of the corporation; (b) the consideration to be received by the holders of the corporation's stock shall be in cash or in the same form as the substantial stockholder has previously paid for such stock; (c) after such substantial stockholder has become a substantial stockholder and before the consummation of such business combination, except as approved by a majority of the continuing directors, (i) there shall have been no failure to declare and pay any full quarterly dividends on preferred stock, (ii) there shall have been (x) no reduction in the annual rate of dividends paid on common stock and (y) an increase in such annual rate of dividends as necessary to reflect any reclassification, recapitalization or any similar transaction which has the effect of reducing the number of outstanding shares of common stock, (iii) such substantial stockholder shall have not become the beneficial owner of any additional shares of voting stock except as part of the transaction which results in such substantial stockholder becoming a substantial stockholder, and (iv) such substantial stockholder shall not have caused any material change in the corporation's business or capital structure; and (d) after such substantial stockholder has become a substantial stockholder, such substantial stockholder shall not have received the benefit (except proportionately as a stockholder) of any loans, advances, guarantees or other financial assistance or any tax credits or any other tax advantages provided by the corporation. A "business combination" includes any merger or consolidation of the corporation with or into a	directors" or (2) all of the following conditions are satisfied: (a) the cash or fair market value of the consideration to be received per share is not less than the higher of (i) the highest price per share paid by the interested shareholder in the transaction in which it became an interested shareholder, or the highest per share market price of the stock of the corporation during the 2-year period immediately preceding the date of the public announcement of the proposed business combination (the "announcement date"), (ii) the higher of the fair market value of the corporation's stock on the announcement date or the date the interested shareholder became an interested shareholder (the "determination date"), (iii) the price determined pursuant to (ii) above, multiplied by the ratio of (x) the highest per share price paid by the interested shareholder during the 2-year period immediately preceding the announcement date to (y) the fair market value of the corporation's stock on the first day in such 2-year period upon which the interested shareholder acquired any shares of the corporation's stock, and (iv) the highest preferential amount to which the holders of the corporation's stock are entitled in the event of any liquidation of the corporation; (b) the consideration to be received by the holders of the corporation's stock shall be in cash or in the same form as the interested shareholder has previously paid for such stock; (c) after such interested shareholder has become an interested shareholder and before the consummation of such business combination, (i) except as approved by a majority of the continuing directors, there shall have been no failure to declare and pay any full quarterly dividends on preferred stock, (ii) there shall have been (x) no reduction in the annual rate of dividends paid on common stock, except as approved by a majority of the continuing directors, and (y) an increase in such annual rate of dividends as necessary to reflect any reclassification, recapitalization or any similar transaction which has the effect of reducing the number of outstanding shares of common stock, unless the failure to increase such annual rate is approved by a majority of the continuing directors, and (iii) such interested shareholder shall have not become the beneficial owner of any additional shares of voting stock except as part of

substantial stockholder, any sale, lease, exchange, transfer or other disposition of any assets of the corporation or of a subsidiary having an aggregate fair market value of $10,000,000 or more to or with any substantial stockholder or in which any substantial stockholder has an interest, the sale, issuance, transfer or other disposition of any securities of the corporation to any substantial stockholder, the adoption of any plan for the liquidation or the dissolution of the corporation proposed by or on behalf of a substantial stockholder, and any reclassification of securities, or recapitalization or any other transaction which has the effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the corporation or any subsidiary which is owned by a substantial stockholder. A "substantial stockholder" includes any person who is the beneficial owner of more than 10% of the voting power of the then outstanding voting stock, and any affiliate, assignee or successor of any such person. A "continuing director" includes any member of the corporation's board of directors who is unaffiliated with the substantial stockholder and was a member of the board prior to the time that the substantial stockholder became a substantial stockholder, and any successor of a continuing director who is unaffiliated with the substantial stockholder and is recommended to succeed by a majority of continuing directors then on the board.	the transaction which results in such interested shareholder becoming an interested shareholder; (d) after such interested shareholder has become an interested shareholder, such interested shareholder shall not have received the benefit (except proportionately as a shareholder) of any loans, advances, guarantees or other financial assistance provided by the corporation; and (e) a proxy statement describing the proposed business combination and satisfying the requirements of the Securities Exchange Act of 1934, as amended shall be mailed to public stockholders of the corporation at least 30 days prior to the consummation of such business combination; provided, however, that the requirements of (a) and (b) shall not apply to any class of voting stock (other than common stock) authorized after the adoption of the certificate of incorporation if the provision authorizing such class so provides and such provision has been approved by a majority of the continuing directors. A "business combination" includes (1) any merger or consolidation of the corporation with or into an interested shareholder, (2) any exchange for all outstanding shares of the corporation or any subsidiary or for any class of shares of either with an interested shareholder or an affiliate of an interested shareholder, (3) any sale, lease, exchange, transfer, or other disposition to or with an interested shareholder or an affiliate of an interested shareholder or an affiliate of an interested shareholder of assets of the corporation having an aggregate fair market value of 10% or more of the total assets of the corporation and its subsidiaries, (4) the issuance or transfer of any securities to an interested shareholder or an affiliate of an interested shareholder in exchange for cash and/or property having an aggregate fair market value of 10% or more of the total assets of the corporation and its subsidiaries, (5) the adoption of any plan for the liquidation or the dissolution of the corporation proposed by or on behalf of an interested shareholder or an affiliate of an interested shareholder, and (6) any reclassification of securities, recapitalization, or any other transaction which has the effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the corporation or any subsidiary which is owned by an interested shareholder or an affiliate of an interested shareholder. An "interested shareholder" includes any person who is the beneficial owner of more than 10% of the voting power of the then outstanding voting stock, assignee, or successor of any such person, or any affiliate of the corporation who within the preceding two years was an interested shareholder. A "continuing director" includes any member of the corporation's board of directors who is unaffiliated with the interested shareholder and was a member of the board prior to the time that the interested shareholder became an interested shareholder, and any successor of a continuing director who is unaffiliated with the interested shareholder and is recommended to succeed by a majority of continuing directors then on the board.

Advance Notice Requirements of Stockholder Proposals

Whirlpool's bylaws provide that for a stockholder proposal to be properly made by a stockholder at an annual meeting, the stockholder must have given timely notice in writing, such business must be a proper matter for stockholder action under Delaware law, and the stockholder notice must set forth (a) a description of the proposal desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on the corporation's books, of the stockholder proposing such business and any other stockholders known by such stockholder to be supporting such proposal, (c) the class and number of shares of the corporation's stock which are beneficially owned by the stockholder on the date of such notice, and (d) any financial interest of the stockholder in such proposal. The stockholder notice including proposal for a nomination of a director must set forth (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated, (b) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or the persons specified in the notice, (c) a description of all arrangements between the stockholder and each nominee and any other person pursuant to which the nomination is to be	Maytag's bylaws provide that for a stockholder proposal, including a proposal for a nomination of a director, to be properly made by a stockholder at an annual meeting, the stockholder must have given timely notice in writing, such business must be a proper matter for stockholder action under Delaware law, and the stockholder notice must set forth (a) a description of each item of business to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and record address of the stockholder proposing to bring such item of business, (c) the class and number of shares of the corporation's stock which are beneficially owned by the stockholder on the record date (if such date shall then have been made publicly available) and as of the date of such stockholder notice, (d) all other information which would be required to be included in a proxy statement filed with the SEC, if with respect to any such item of business, such stockholder were a participant in a solicitation subject to Section 14 of the Securities Act. The stockholder notice including a proposal for a nomination of a director must set forth (a) the name and record address of the stockholder who intends to make the nomination, (b) the name, age, principal occupation or employment, business address and residence address of the person or persons to be nominated, (c) the class and number of shares of stock held of record, owned beneficially and

made by the stockholders, (d) such other information regarding each nominee as would be required to be included in a proxy statement filed pursuant to the applicable SEC rules, if the nominee were to be nominated by the board of directors, and (e) the consent of each nominee to serve as a director of the corporation if so elected. To be timely, a stockholder's notice must be delivered to the secretary of Whirlpool not later than 90 days in advance of the annual meeting of stockholders to be held on the third Tuesday in April. However, with respect to an annual meeting to be held on a day other than the third Tuesday in April, the stockholder notice must be delivered to the secretary of Whirlpool not later than the close of business on the seventh day following the date on which notice of such meeting is first given to stockholders.	represented by Proxy by such stockholder and by the person or persons to be nominated as of the date of such notice, (d) a representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (e) a description of all arrangements or understandings between such stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such stockholder, (f) such other information regarding each nominee as would be required to be included in a proxy statement filed pursuant to the applicable SEC rules, and (g) the consent of each nominee to serve as a director of the corporation if so elected. To be timely, a stockholder's notice must be delivered to the secretary at the principal executive offices of Maytag not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting. However, in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 60 days after the anniversary of the preceding year's annual meeting, then notice of a stockholder proposal must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

DESCRIPTION OF WHIRLPOOL CAPITAL STOCK

        The following description of the capital stock of Whirlpool does not purport to be complete, and is subject, in all respects, to applicable Delaware law and to the provisions of Whirlpool's restated certificate of incorporation.

Whirlpool Common Stock

        Whirlpool is authorized by Whirlpool's restated certificate of incorporation to issue 250,000,000 shares of common stock, par value $1.00 per share, of which 67,465,506 shares were issued and outstanding as of November 2, 2005.

        Holders of shares of Whirlpool common stock are entitled to one vote per share on all matters to be voted on by stockholders. Whirlpool stockholders are not entitled to cumulate their votes in the election of directors. The holders of Whirlpool common stock are entitled to receive such dividends, if any, as may be declared by the Whirlpool board of directors in its discretion, out of funds legally available therefor. Subject to the rights of any preferred stock outstanding, upon liquidation or dissolution of Whirlpool, the holders of Whirlpool common stock are entitled to receive on a pro rata basis all assets remaining for distribution to stockholders. Shares of Whirlpool common stock do not have preemptive or other subscription or conversion rights and are not subject to any redemption or sinking fund provisions. All of the outstanding shares of Whirlpool common stock are, and the shares of Whirlpool common stock to be issued as described in this proxy statement/prospectus will be, fully paid and nonassessable.

Whirlpool Preferred Stock

        Whirlpool is authorized by Whirlpool's restated certificate of incorporation to issue 10,000,000 shares of preferred stock, par value $1.00 per share. There are no shares of preferred stock issued or outstanding. The Whirlpool board is authorized to issue preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, conversion rights, redemption rights and terms, including sinking fund provisions and certain other rights and preferences, of the preferred stock. The Whirlpool board of directors can, without shareholder approval, issue shares of such preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of Whirlpool common stock and may have the effect of delaying, deferring or preventing a change in control of Whirlpool.

Special Voting Rights

        Whirlpool stockholders are entitled to certain "supermajority" voting rights as described above in the sections entitled "Comparison of Rights of Stockholders of Whirlpool and Stockholders of Maytag" beginning on page 105 of this proxy statement/prospectus.

Board of Directors

        The board of directors of Whirlpool is divided into three classes as nearly equal in number as possible. Each class serves three years with the term of office of one class expiring at the annual meeting each year in successive years. This classification of directors may have the effect of delaying, deferring, or preventing a change in control of Whirlpool.

Transfer Agent and Registrar

        The transfer agent and registrar for the Whirlpool common stock is Computershare Shareholders Services, Inc.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements and schedule included in Whirlpool's Annual Report on Form 10-K/A for the year ended December 31, 2004, and management's assessment of the effectiveness of Whirlpool's internal control over financial reporting as of December 31, 2004, as set forth in their reports which are incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement. Whirlpool's financial statements and schedule and management's assessment are incorporated by reference in reliance on Ernst & Young's reports, given on their authority as experts in accounting and auditing.

        Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements and schedule included in Maytag's Annual Report on Form 10-K for the year ended January 1, 2005, and management's assessment of the effectiveness of Maytag's internal control over financial reporting as of January 1, 2005, as set forth in their reports which are incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement. Maytag's financial statements and schedule and management's assessment are incorporated by reference in reliance on Ernst & Young's reports, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

        Weil, Gotshal & Manges LLP, counsel to Whirlpool, has passed upon the validity of Whirlpool common stock to be issued to Maytag stockholders pursuant to the merger.

FUTURE STOCKHOLDER PROPOSALS

        According to the Maytag bylaws, business to be conducted at a special meeting of stockholders may only be brought before the meeting pursuant to a notice of meeting. Accordingly, no matters other than the matters described in this proxy statement/prospectus will be presented for action at the special meeting or at any adjournment or postponement of the special meeting.

        To be considered for inclusion in Maytag's proxy statement for the 2006 Annual Meeting of Stockholders, which is currently scheduled for May 11, 2006, unless the merger is completed before that date, a stockholder proposal must be received at Maytag's offices no later than December 5, 2005.

        To establish the date on which Maytag receives a proposal, we suggest that proponents submit their proposals by certified mail, return receipt requested.

        A stockholder wishing to nominate a candidate for election to the Board or present an item of business at the 2006 Annual Meeting is required to give appropriate written notice to the Secretary of Maytag, which must be received by Maytag between 90 and 120 days before the 2006 Annual Meeting. Maytag is not required to present the matter in its proxy materials. Any notice of nomination is required to contain certain information about both the nominee and the stockholder making the nomination. The Governance and Nominating Committee may require that the proposed nominee furnish other information to determine that person's eligibility and qualifications to serve as a director. A nomination or item of business which does not comply with the above procedure or the bylaws will be disregarded.

ADDITIONAL INFORMATION FOR STOCKHOLDERS

Where You Can Find More Information

        Maytag and Whirlpool file annual, quarterly, current, and special reports, proxy statements, and other information with the Securities and Exchange Commission, referred to as the SEC. You may read and copy any reports, statements, or other information they file at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Maytag and Whirlpool filings with the SEC are also available to the public from commercial document retrieval services and at the Internet Website maintained by the SEC at http://www.sec.gov. Whirlpool and Maytag filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of their public filings at the New York Stock Exchange, you should call (212) 656-5060.

        Whirlpool has filed a registration statement on Form S-4 to register the shares of Whirlpool common stock to be issued to Maytag stockholders in the merger. This proxy statement/prospectus is a part of the registration statement and constitutes the prospectus of Whirlpool in addition to being the proxy statement of Maytag for the special meeting of Maytag stockholders. As allowed by the SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

Documents Incorporated by Reference

        The SEC allows us to incorporate by reference information into this proxy statement/prospectus, which means that we can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this proxy statement statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our companies and their finances.

Whirlpool SEC Filings

  •
  Annual Report on Form 10-K for the year ended December 31, 2004.

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  Annual Report on Form 10-K/A for the year ended December 31, 2004.

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  Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

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  Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

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  Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

  •
  Current Reports on Form 8-K filed on October 11, 2005, October 6, 2005, August 22, 2005, August 10, 2005, August 8, 2005, July 21, 2005, July 18, 2005, April 21, 2005, February 17, 2005, February 16, 2005, February 10, 2005, February 3, 2005 and January 25, 2005.

Maytag SEC Filings

  •
  Annual Report on Form 10-K for the year ended January 1, 2005.

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  Quarterly Report on Form 10-Q/A for the quarter ended April 2, 2005.

  •
  Quarterly Report on Form 10-Q for the quarter ended July 2, 2005.

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  Quarterly Report on Form 10-Q for the quarter ended October 1, 2005.

  •
  Current Reports on Form 8-K filed on November 14, November 15, November 7, 2005, October 26, 2005, October 18, 2005, August 31, 2005, August 22, 2005, August 17, 2005, August 12, 2005, August 10, 2005, August 8, 2005, July 25, 2005 (reporting information under items 8.01 and 9.01), July 22, 2005, July 20, 2005, July 18, 2005, July 14, 2005, June 24, 2005, June 21, 2005, May 24, 2005, May 23, 2005, March 14, 2005, February 15, 2005, and January 18, 2005.

  •
  Rights Agreement, dated as of February 12, 1998, between Maytag and Harris Trust and Savings Bank, as Rights Agent (incorporated by reference to Maytag's Current Report on Form 8-A dated February 12, 1998 File No. 001-00655), as amended by Amendment to Rights Agreement, dated as of November 15, 2004 (incorporated by reference to Maytag's Current Report on Form 8-A12B/A dated November 18, 2004, File No. 001-00655), as amended by Amendment to Rights Agreement, dated as of May 19, 2005, between Maytag and Computershare Investor Services LLC, as Rights Agent (incorporated by reference to Maytag's Current Report on Form 8-A12B/A dated May 20, 2005, File No. 00655), and as amended by the Amendment to the Rights Agreement, dated as of August 22, 2005, (incorporated by reference to Maytag's Current Report on Form 8-A12B/A dated August 22, 2005, File No. 001-00655).

        We are also incorporating by reference all documents that we file with the SEC pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the Maytag stockholder meeting.

        Whirlpool has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to Whirlpool, and Maytag has supplied all such information relating to Maytag.

        If you are a Maytag or Whirlpool stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this proxy statement/prospectus. You may obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:

Maytag Corporation	Whirlpool Corporation
Maytag's Investor Relations Department 403 West Fourth Street, North Newton, Iowa 50208 Attention: Secretary Telephone: (641) 792-7000	Whirlpool's Investor Relations Department 2000 North M-63 Benton Harbor, Michigan 49022 Attention: Secretary Telephone: (269) 923-5000

        If you would like to request documents from us, please do so by December 8, 2005, to receive them before the meeting.

        You can also get more information by visiting Whirlpool's web site at http://www.whirlpoolcorp.com and Maytag's web site at http://www.maytagcorp.com. Web site materials are not incorporated in, and are not part of, this proxy statement/prospectus.

        You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus to vote on the proposals described in this document. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated November     , 2005. You should not assume that the information contained in the proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to Maytag stockholders nor the issuance of Whirlpool common stock in the merger should create any implication to the contrary.

Annex A

AGREEMENT AND PLAN OF MERGER

Dated as of August 22, 2005,

Among

WHIRLPOOL CORPORATION,

WHIRLPOOL ACQUISITION CO.

and

MAYTAG CORPORATION

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS

Defined Term	Location
"20-Day Average Price"	2.01(f)
"2005 Bonus Plans"	6.05(e)
"2006 Bonus Plans"	6.05(e)
"affiliate"	9.03
"Affiliate Agreement"	6.13(a)
"Antitrust Laws"	6.03(b)(i)
"Appraisal Shares"	2.02(a)
"Book Entry Shares"	2.03(a)
"Cash LTIPs"	2.02(b)(2)
"Certificate"	2.01(d)
"Certificate of Merger"	1.03
"Closing"	1.02
"Closing Date"	1.02
"Code"	2.03(j)
"Common Shares Trust"	2.03(e)(2)
"Commonly Controlled Entity"	3.10(a)
"Company"	Preamble
"Company Benefit Agreements"	3.10(b)
"Company Benefit Plans"	3.10(a)
"Company Board"	2.02(b)(1)
"Company By-laws"	3.01
"Company Capital Stock"	3.03(a)
"Company Charter"	3.01
"Company Common Stock"	2.01
"Company Disclosure Letter"	Article III
"Company Employees"	6.05(d)
"Company Material Adverse Effect"	9.03
"Company Pension Plans"	3.11(a)
"Company Preferred Stock"	3.03(a)
"Company Rights"	3.03(a)
"Company Rights Agreement"	3.03(a)
"Company SEC Documents"	3.06(a)
"Company Stock Option"	2.02(b)(1)
"Company Stock Plans"	2.02(b)(4)
"Company Stockholder Approval"	3.04(c)
"Company Stockholders Meeting"	6.01(d)
"Company Subsidiary"	3.01
"Company Takeover Proposal"	5.02(f)
"Competitively Sensitive Information"	6.02(a)
"Confidentiality Agreement"	6.02(a)
"Consent"	3.05(b)
"Contract"	3.05(a)
"DGCL"	1.01
"Disqualified Individual"	3.11(e)
"Effective Time"	1.03
"Environmental Claim"	3.15(i)(1)
"Environmental Laws"	3.15(i)(2)

A-iv

"Environmental Permits"	3.15(b)(i)
"ERISA"	3.11(a)
"ESPP"	2.02(b)(4)
"Excess Shares"	2.03(e)(1)
"Exchange Act"	3.05(b)
"Exchange Agent"	2.03(a)
"Exchange Fund"	2.03(a)
"Exchange Ratio"	2.01(f)
"Excluded Participants"	5.01(a)
"Filed Company SEC Document"	Article III
"Filed Parent SEC Document"	Article IV
"Form S-4"	4.05(b)(iii)(A)
"GAAP"	3.06(b)
"Governmental Antitrust Entity"	6.03(b)(i)
"Governmental Entity"	3.05(b)
"Hazardous Materials"	3.15(i)(3)
"HSR Act"	3.05(b)
"Intellectual Property Rights"	3.16
"Judgment"	3.05(a)
"knowledge"	9.03
"Law"	3.05(a)
"Lazard"	3.17
"Liens"	3.02(a)
"Maximum Premium"	6.06(b)
"Merger"	Recitals
"Merger Consideration"	2.01(c)
"New Plans"	6.05(b)
"Non-U.S. Benefit Plans"	3.11(j)
"Nonclearance Termination Fee"	6.07(d)
"NYSE"	2.01(f)
"Old Plans"	6.05(b)
"Outside Date"	8.01(b)(i)
"Parent"	Preamble
"Parent Board"	4.05(c)
"Parent By-laws"	4.02
"Parent Capital Stock"	4.02
"Parent Charter"	4.02
"Parent Common Stock"	1.01
"Parent Disclosure Letter"	Article IV
"Parent Material Adverse Effect"	9.03
"Parent Preferred Stock"	4.02
"Parent Rights"	4.02
"Parent Rights Agreement"	4.02
"Parent SEC Documents"	4.06(a)
"Parent Subsidiary"	4.02
"Participant"	3.08(iv)(A)
"Permits"	3.13
"person"	9.03
"Primary Company Executive"	3.11(e)
"Proxy Statement"	3.05(b)

A-v

"Release"	3.15(i)(4)
"Representatives"	5.02(a)
"Retention Bonus"	6.05(d)
"Retention Pool"	6.05(d)
"Sarbanes-Oxley Act"	3.06(d)
"SEC"	2.02(b)(3)
"Section 262"	2.02(a)
"Securities Act"	3.06(b)
"Severance Plan"	6.05(f)
"Sub"	Preamble
"subsidiary"	9.03
"Superior Company Proposal"	5.02(f)
"Surviving Corporation"	1.01
"Tax Return"	3.09(a)
"Taxes"	3.09(a)
"Taxing Authority"	3.09(a)
"Transactions"	1.01
"Transfer Taxes"	6.09
"Trust Agreement"	3.11(i)
"US Pension Plan"	3.11(c)
"Voting Company Debt"	3.03(a)
"Vesting Date"	6.05(d)
"Triton"	6.05(b)
"Triton Agreement"	6.05(b)
"Voting Parent Debt"	4.02

A-vi

        AGREEMENT AND PLAN OF MERGER dated as of August 22, 2005, among WHIRLPOOL CORPORATION, a Delaware corporation ("Parent"), WHIRLPOOL ACQUISITION CO., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and MAYTAG CORPORATION, a Delaware corporation (the "Company").

        WHEREAS the respective Boards of Directors of Parent, Sub and the Company have approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

        WHEREAS the respective Boards of Directors of Sub and the Company have approved and declared advisable this Agreement and the merger (the "Merger") of Sub into the Company, on the terms and subject to the conditions set forth in this Agreement; and

        WHEREAS Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

        NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

THE MERGER

        Section 1.01    The Merger.    On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation"). The Merger, the payment of cash and shares of common stock, par value $1.00 per share, of Parent ("Parent Common Stock") in connection with the Merger and the other transactions contemplated by this Agreement are referred to herein as the "Transactions".

        SECTION 1.02    Closing.    The closing (the "Closing") of the Merger shall take place at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153 at 10:00 a.m. on the second business day following the satisfaction (or, to the extent permitted by Law, waiver by all parties) of the conditions set forth in Section 7.01 (other than those conditions that by their nature are to be fulfilled at the Closing), or, if on such day any condition set forth in Section 7.02 or 7.03 has not been satisfied (or, to the extent permitted by Law, waived by the party or parties entitled to the benefits thereof and other than those conditions that by their nature are to be fulfilled at the Closing), as soon as practicable after all the conditions set forth in Article VII have been satisfied (or, to the extent permitted by Law, waived by the parties entitled to the benefits thereof), or at such other place, time and date as shall be agreed in writing between Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date".

        SECTION 1.03    Effective Time.    Prior to the Closing, Parent shall prepare, and on the Closing Date or as soon as practicable thereafter the Surviving Corporation shall file with the Secretary of State of the State of Delaware, a certificate of merger (the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State, or at such subsequent time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the "Effective Time").

        SECTION 1.04    Effects.    The Merger shall have the effects set forth in Section 259 of the DGCL.

        SECTION 1.05    Certificate of Incorporation and By-laws.    (a) The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

        (b)   The By-laws of Sub, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

        SECTION 1.06    Directors.    The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

        SECTION 1.07    Officers.    The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE
CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

        SECTION 2.01    Effect on Capital Stock.    At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $1.25 per share, of the Company ("Company Common Stock") or any shares of capital stock of Sub:

        (a)    Capital Stock of Sub.    Each issued and outstanding share of capital stock of Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation.

        (b)    Cancellation of Treasury Stock and Parent-Owned Stock.    Each share of Company Common Stock that is owned by the Company, Parent or Sub shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

        (c)    Conversion of Company Common Stock.    Subject to Sections 2.01(b), 2.02(a) and 2.02(b), each issued and outstanding share of Company Common Stock shall be converted into the right to receive (x) $10.50 in cash, without interest, and (y) that number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the Exchange Ratio (together, the "Merger Consideration").

        (d)    Effect of Conversion.    From and after the Effective Time, all of the shares of Company Common Stock converted into the Merger Consideration pursuant to this Section 2.01 shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate (each a "Certificate") theretofore representing any such shares of Company Common Stock shall thereafter cease to have any rights with respect thereto, except the right to receive (i) the Merger Consideration, (ii) any dividends and other distributions in accordance with Section 2.03(d) and 2.03(f) and (iii) any cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 2.03(e).

        (e)    Changes to Stock.    If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent or the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, split-up, exchange or readjustment of shares, rights issued in respect of Parent Common Stock or any stock dividend thereon with a record date during such period, the Merger Consideration, the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

        (f)    Definitions.    For purposes of this Agreement:

        "Exchange Ratio" means the quotient obtained by dividing $10.50 by the 20-Day Average Price and rounding to the nearest 1/10,000; provided that if the 20-Day Average Price is less than $75.1039, the

Exchange Ratio shall be 0.1398; and if the 20-Day Average Price is greater than $91.7937, the Exchange Ratio shall be equal to 0.1144.

        "20-Day Average Price" shall mean the average (rounded to nearest 1/10,000), of the volume weighted averages (rounded to the nearest 1/10,000), of the trading prices of the Parent Common Stock on the New York Stock Exchange, Inc. (the "NYSE") as reported by Bloomberg Financial Markets (or such other source as the parties shall agree in writing) for each of the 20 consecutive trading days ending on and including the second trading day prior to the Closing Date.

        SECTION 2.02    Appraisal Rights; Stock Options; Affiliates.

        (a)    Appraisal Rights.    Notwithstanding anything in this Agreement to the contrary, shares ("Appraisal Shares") of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand and properly demands appraisal of such Appraisal Shares pursuant to, and who complies with, Section 262 of the DGCL ("Section 262") shall not be converted into Merger Consideration as provided in Section 2.01(c), but rather the holders of Appraisal Shares shall be entitled to the rights provided for under Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then such holder's Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration as provided in Section 2.01(c) and unpaid dividends and other distributions as provided in Section 2.03(d). The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

        (b)    Stock Options and Equity Awards.

          (1)   The Board of Directors of the Company (the "Company Board"), or the appropriate committee thereof, shall take such action as is necessary so that at the Effective Time, each outstanding option to purchase shares of Company Common Stock (a "Company Stock Option") granted under the Company Stock Plans, whether or not vested, shall cease to represent a right to acquire shares of Company Common Stock, and shall thereafter constitute an option to acquire, on the same terms and conditions as were applicable to such Company Stock Option pursuant to the relevant Company Stock Plan under which it was issued and the agreement evidencing the grant thereof prior to the Effective Time, the number (rounded to the nearest whole number) of shares of Parent Common Stock determined by multiplying (x) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (y) two times the Exchange Ratio. The exercise price or base price per share of Parent Common Stock subject to any such Company Stock Option at and after the Effective Time shall be an amount (rounded to the nearest one hundredth of a cent) equal to (A) the exercise price or base price per share of Company Common Stock subject to such Company Stock Option prior to the Effective Time divided by (B) two times the Exchange Ratio. The parties acknowledge that as of the Effective Time, all Company Stock Options granted under the 2002 Employee and Director Stock Incentive Plan, the 1998 Non-Employee Directors' Stock Option Plan, the 2000 Employee Stock Incentive Plan, the 1996 Employee Stock Incentive Plan, the 1992 Stock Option Plan for Executives and Key Employees and the 1989 Stock Option Plan for Non-Employee Directors, if unvested, shall vest in full and shall remain exercisable in accordance with the terms of the applicable plan documents and award agreements for each such Company Stock Option. The parties will make good faith efforts to make equitable adjustments to ensure that the conversions of Company Stock Options contemplated by this Section 2.02(b)(1) comply with Section 409A of the Code.

          (2)   At the Effective Time, (i) each restricted stock unit or performance unit granted under the Company Stock Plans, if unvested, shall vest in full and be settled for a cash payment to the holder of such award equal to $10.50 plus (A) the Exchange Ratio times (B) the closing price of the Parent Common Stock on the Closing Date per unit; and (ii) each award granted under the Company's Performance Incentive Award Plan and the Company's Executive Economic Profit Plan (together, the "Cash LTIPs") shall vest and be settled in cash (based on a per share valuation equal to $10.50 plus (A) the Exchange Ratio times (B) the closing price of the Parent Common Stock on the Closing Date) at the Effective Time at 100% of target.

          (3)   Parent shall take all corporate action necessary to assume as of the Effective Time the Company's obligations under the Company Stock Options and to otherwise effectuate the provisions of this Section 2.02(b), and shall reserve for issuance a sufficient number of shares of Parent Common Stock for delivery pursuant to the terms set forth in this Section 2.02(b). Effective as of the Closing Date, Parent shall file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act with respect to the Parent Common Stock subject to Company Stock Options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus contained therein), as well as comply with any applicable state securities or "blue sky" laws, for so long as such options remain outstanding.

          (4)   For purposes of this Agreement, "Company Stock Plans" mean the 2002 Employee and Director Stock Incentive Plan, the 1998 Non-Employee Directors' Stock Option Plan, the 2000 Employee Stock Incentive Plan, the 1996 Employee Stock Incentive Plan, the 1992 Stock Option Plan for Executives and Key Employees, the 1989 Stock Option Plan for Non-Employee Directors and the Company's Employee Discount Stock Purchase Plan (the "ESPP").

        (c)   Company Affiliates. Anything to the contrary herein notwithstanding, no shares of Parent Common Stock (or certificates therefor) shall be issued in exchange for any Certificate to any "affiliate" of the Company (identified pursuant to Section 6.13) until such person shall have delivered to Parent duly executed Affiliate Agreements as contemplated by Section 6.13. Such persons shall be subject to the restrictions described in such agreements, and such shares (or certificates therefor) shall bear a legend describing such restrictions.

        SECTION 2.03    Exchange of Certificates.

        (a)    Exchange Agent.    Prior to the Effective Time, Parent shall appoint the transfer agent for the Parent Common Stock or such other exchange agent reasonably acceptable to the Company (the "Exchange Agent") for the purpose of exchanging Certificates representing shares of Company Common Stock and non-certificated shares represented by book entry ("Book Entry Shares") for the Merger Consideration. Parent will make available to the Exchange Agent, at or prior to the Effective Time, the cash and Parent Common Stock to be delivered in respect of the shares of Company Common Stock (such cash and Parent Common Stock being hereinafter referred to as the "Exchange Fund"). Promptly after the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of record of shares of Company Common Stock as of the Effective Time a letter of transmittal for use in such exchange (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates theretofore representing shares of Company Common Stock shall pass, only upon proper delivery of such Certificates to the Exchange Agent or by appropriate guarantee of delivery in the form customarily used in transactions of this nature from a member of a national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company in the United States) in such form as the Company and Parent may reasonably agree, for use in effecting delivery of shares of Company Common Stock to the Exchange Agent. Exchange of any Book-Entry Shares shall be effected in accordance with Parent's customary procedures with respect to securities represented by book entry.

        (b)    Exchange Procedure.    Each holder of shares of Company Common Stock that have been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, will be entitled to receive (A) one or more shares of Parent Common Stock (which shall be in non-certificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 2.01(c) and (B) a check in the amount equal to the cash portion of the Merger Consideration, if any, that such holder has the right to receive pursuant to Section 2.01(c) and this Article II, including cash payable in lieu of fractional shares pursuant to Section 2.03(e) and dividends and other distributions pursuant to Section 2.03(d). No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates. Until so surrendered, each such Certificate shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration and any dividends and other distributions in accordance with Sections 2.03(d) and 2.03(f), and any cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 2.03(e).

        (c)    Certificate Holder.    If any portion of the Merger Consideration is to be registered in the name of a person other than the person in whose name the applicable surrendered Certificate is registered, it shall be a condition to the registration thereof that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such registration in the name of a person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

        (d)    Dividends and Distributions.     No dividends or other distributions with respect to shares of Parent Common Stock issued in the Merger shall be paid to the holder of any unsurrendered Certificates or Book-Entry Shares until such Certificates or Book-Entry Shares are properly surrendered. Following such surrender, there shall be paid, without interest, to the record holder of the shares of Parent Common Stock issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of such shares of Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

        (e)    Fractional Shares.

          (1)   No fractional shares of Parent Common Stock shall be issued in the Merger, but in lieu thereof each holder of shares of Company Common Stock otherwise entitled to a fractional share of Parent Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.03(e), a cash payment in lieu of such fractional shares of Parent Common Stock representing such holder's proportionate interest, if any, in the proceeds from the sale by the Exchange Agent in one or more transactions of shares of Parent Common Stock equal to the excess of (x) the aggregate number of shares of Parent Common Stock to be delivered to the Exchange Agent by Parent pursuant to Section 2.03(a) over (y) the aggregate number of whole shares of Parent Common Stock to be distributed to the holders of Certificates pursuant to Section 2.03(b) (such excess being herein called the "Excess Shares"). As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of the Certificates representing shares of Company Common Stock, shall sell the Excess Shares at then prevailing prices on the NYSE in the manner provided in the following paragraph.

          (2)   The sale of the Excess Shares by the Exchange Agent, as agent for the holders that would otherwise receive fractional shares, shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. Until the proceeds of such sale or sales have been distributed to the holders of shares of Company Common Stock, the Exchange Agent shall hold such proceeds in trust for the holders of shares of Company Common Stock (the "Common Shares Trust"). Parent shall pay all commissions, transfer taxes and other out-of-pocket transactions costs, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of Excess Shares. The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of shares of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of shares of Company Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of shares of Company Common Stock would otherwise be entitled.

          (3)   As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Company Common Stock in lieu of any fractional shares of Parent Common Stock, the Exchange Agent shall make available such amounts to such holders of shares of Company Common Stock without interest, subject to and in accordance with this Section 2.03.

        (f)    No Further Ownership Rights in Company Common Stock.    The Merger Consideration paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on such shares of Company Common Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time, and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

        (g)    Termination of Exchange Fund.    Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for six months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent and/or the Surviving Corporation for payment of its claim for Merger Consideration.

        (h)    No Liability.    None of Parent, Sub, the Company or the Exchange Agent shall be liable to any person in respect of any cash or Parent Common Stock from the Exchange Fund delivered to a public official to the extent required by any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered immediately prior to such date on which the Merger Consideration in respect of such Certificate would otherwise irrevocably escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

        (i)    Investment of Exchange Fund.    The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, in (i) direct obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of all principal and interest or (iii) commercial paper obligations receiving the highest rating from either Moody's Investor Services, Inc. or Standard & Poor's, a division of The McGraw Hill Companies, or a combination thereof; provided that, in any such case, no such instrument shall have a maturity exceeding three months from the date of the investment therein. Any interest and other income resulting from such investments shall be paid to Parent.

        (j)    Withholding Rights.    Parent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Common Stock pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the "Code"), or under any other provision of applicable federal, state, local or foreign tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of the shares of Company Common Stock in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

        (k)    Lost Certificates.    If any Certificate shall have been lost, stolen, defaced or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen, defaced or destroyed and, if reasonably required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in respect of such lost, stolen, defaced or destroyed Certificate the Merger Consideration with respect to each share of Company Common Stock formerly represented by such Certificate.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company represents and warrants to Parent and Sub that, except as set forth in the disclosure letter, dated as of the date of this Agreement, from the Company to Parent and Sub (the "Company Disclosure Letter") or in any Company SEC Document filed and publicly available prior to the date of this Agreement (each, a "Filed Company SEC Document"):

        SECTION 3.01    Organization, Standing and Power.    Each of the Company and each of its subsidiaries (each, a "Company Subsidiary") (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, other than defects in such organization, existence or good standing that, individually and in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, and (b) has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such corporate power and authority, franchises, licenses, permits, authorizations and approvals the lack of which, individually and in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary or the failure to so qualify would reasonably be expected to have a Company Material Adverse Effect. The Company has delivered to Parent true and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the "Company Charter"), and the by-laws of the Company, as amended to the date of this Agreement (as so amended, the "Company By-laws").

        SECTION 3.02    Company Subsidiaries: Equity Interests.

        (a)   Section 3.02(a) of the Company Disclosure Letter lists each "significant subsidiary", as such term is defined in Rule 1-02 of Regulation S-X under the Exchange Act and its jurisdiction of organization. All the outstanding shares of capital stock of each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens").

        (b)   Except for its interests in the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock, equity membership interest, partnership interest, joint venture interest or other equity interest in any person.

        SECTION 3.03    Capital Structure.    (a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 24,000,000 shares of preferred stock, par value $1.00 per share ("Company Preferred Stock" and, together with the Company Common Stock, the "Company Capital Stock"). At the close of business on July 31, 2005, (i) 79,943,633 shares of Company Common Stock (each together with a Company Right) and no shares of Company Preferred Stock were issued and outstanding, (ii) 37,206,960 shares of Company Common Stock were held by the Company in its treasury, (iii) 7,521,608 shares of Company Common Stock were subject to outstanding Company Stock Options and 891,921 additional shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans, (other than any shares reserved under the Employee Discount Stock Purchase Plan) and (iv) 4,000,000 shares of Company Preferred Stock were reserved for issuance in connection with the rights (the "Company Rights") issued pursuant to the Rights Agreement dated as of February 12, 1998 (as amended from time to time, the "Company Rights Agreement"), between the Company and Computershare Investor Services, LLC, as Rights Agent. Except as set forth above, at the close of business on July 31, 2005, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. During the period from July 31, 2005 to the date of this Agreement, (x) there have been no issuances by the Company of shares of capital stock or other voting securities of the Company other than issuances of shares of Company Common Stock pursuant to the exercise of Company Stock Options outstanding on such date as required by their terms as in effect on the date of such issuance and (y) there have been no issuances by the Company of options, warrants or other rights to acquire shares of capital stock or other voting securities of the Company. There are no outstanding stock appreciation rights linked to the price of the Company Common Stock that were not granted in tandem with a related Company Stock Option. All outstanding shares of Company Capital Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company By-laws or any Contract to which the Company is a party or otherwise bound. There are not any bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Capital Stock may vote ("Voting Company Debt"). Except as set forth above, as of the date of this Agreement, there are not any options, warrants, rights, convertible or exchangeable securities, "phantom" stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound (i) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or any Company Subsidiary or any Voting Company Debt, (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, unit, commitment, Contract, arrangement or undertaking or (iii) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of Company Capital Stock. As of the date of this Agreement, there are not any outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary. The Company has made available to Parent a complete and correct copy of the Company Rights Agreement, as amended to the date of this Agreement.

        (b)   The Company has delivered or made available to Parent a true, complete and correct list of all outstanding Company Stock Options, the number of shares of Company Common Stock subject to each such Company Stock Option, the grant dates, exercise prices, expiration dates and vesting schedule of each such Company Stock Option and the names of the holders of each Company Stock Option. All outstanding Company Stock Options are evidenced by the forms of Company Stock Option agreements delivered or made available to Parent, and no Company Stock Option agreement contains terms that are materially inconsistent with, or in addition in any material respect to, the terms contained therein.

        SECTION 3.04    Authority; Execution and Delivery; Enforceability.    (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Merger and the other Transactions to be performed or consummated by the Company. The execution and delivery by the Company of this Agreement and the consummation by the Company of the Merger and the other Transactions to be performed or consummated by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Stockholder Approval. The Company has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights, and to general equity principles.

        (b)   The Company Board, at a meeting duly called and held, duly adopted resolutions (i) approving this Agreement, the Merger and the other Transactions to be performed or consummated by the Company, (ii) determining that the terms of the Merger and the other Transactions to be performed or consummated by the Company are fair to and in the best interests of the Company and its stockholders, (iii) directing that this Agreement be submitted to a vote at the Company Stockholders Meeting, (iv) recommending that the Company's stockholders adopt this Agreement and (v) declaring the advisability of this Agreement. Assuming that the representation set forth in the second sentence of Section 4.03(c) is true and correct, such resolutions of the Company Board are sufficient to render inapplicable to Parent and Sub and this Agreement, the Merger and the other Transactions (i) the restrictions on "business combinations" contained in Section 203 of the DGCL and (ii) the provisions of Article Eleventh of the Company Charter. To the Company's knowledge, no other state takeover statute or similar statute or regulation applies or purports to apply to the Company with respect to this Agreement, the Merger or any other Transaction.

        (c)   Assuming that the representation set forth in the second sentence of Section 4.03(c) is true and correct, the only vote of holders of any class or series of Company Capital Stock necessary to approve and adopt this Agreement and the Merger is the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the "Company Stockholder Approval"). The affirmative vote of the holders of Company Capital Stock, or any of them, is not necessary to consummate any Transaction other than the Merger.

        SECTION 3.05    No Conflicts; Consents.    (a) The execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without the lapse of time or the giving of notice, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter, the Company By-laws or the comparable charter or organizational documents of any Company Subsidiary, (ii) any contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument (a "Contract") to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.05(b), any judgment, order or decree ("Judgment") or statute, law (including common law), ordinance, rule or regulation ("Law") applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        (b)   No consent, approval, license, permit, order or authorization ("Consent") of, or registration, declaration or filing with, or permit from, any federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity"), is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) any additional Consents and filings under any foreign Antitrust Laws (including, if applicable, the competition or antitrust laws of Mexico and Brazil, and the Competition Act (Canada)) or under the Investment Canada Act (Canada), (iii) the filing with the SEC of (A) a proxy or information statement relating to the adoption of this Agreement by the Company's stockholders (the "Proxy Statement") and (B) such reports under, or other applicable requirements of, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement, the Merger and the other Transactions, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (v) compliance with and such filings as may be required under applicable Environmental Laws, (vi) such filings as may be required in connection with the Taxes described in Section 6.09, (vii) filings under any applicable state takeover Law and (viii) such other items that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        (c)   The Company and the Company Board have taken all action necessary to (i) render the Company Rights Agreement inapplicable to this Agreement, the Merger and the other Transactions and (ii) ensure that (A) neither Parent nor any of its affiliates or associates is or will become an "Acquiring Person" (as defined in the Company Rights Agreement) by reason of this Agreement, the Merger or any other Transaction, (B) a "Distribution Date" or a "Share Acquisition Date" (as each such term is defined in the Company Rights Agreement) shall not occur by reason of this Agreement, the Merger or any other Transaction and (C) the Company Rights shall expire immediately prior to the Effective Time.

        SECTION 3.06    SEC Documents; Undisclosed Liabilities.    (a) The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC since January 1, 2003 pursuant to Sections 13(a) and 15(d) of the Exchange Act (the "Company SEC Documents").

        (b)   As of its respective date, each Company SEC Document complied as to form in all material respects with the requirements of the Exchange Act or the Securities Act of 1933, as amended (the "Securities Act"), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Filed Company SEC Document has been revised or superseded by a later filed Filed Company SEC Document, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company included in the Company SEC Documents (including the related notes and schedules thereto) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles ("GAAP") (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

        (c)   Other than liabilities or obligations (i) disclosed or provided for in the financial statements included in the Filed Company SEC Documents or (ii) incurred since March 31, 2005 in the ordinary course of business, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of the Company and its consolidated subsidiaries or in the notes thereto and that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

        (d)   Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and former principal financial officer of the Company, as applicable) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder and under the Exchange Act (collectively, the "Sarbanes-Oxley Act") with respect to the Company SEC Documents, and the Company has delivered to Parent a summary of any disclosure made by the Company's management to the Company's auditors and audit committee referred to in such certifications. For purposes of the preceding sentence, "principal executive officer" and "principal financial officer" shall have the meanings ascribed to such terms in the Sarbanes-Oxley Act.

        (e)   The Company has (i) designed and maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be disclosed by the Company in the reports it files under the Exchange Act is made known to its principal executive officer and principal financial officer or other appropriate members of management as appropriate to allow timely decisions regarding required disclosure; (ii) designed and maintained a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance (A) that transactions are executed in accordance with management's general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (B) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on the Company's financial statements; (iii) with the participation of the Company's principal executive and financial officers, completed an assessment of the effectiveness of the Company's internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended January 1, 2005, and such assessment concluded that such internal controls were effective using the framework specified in the Company's Annual Report on Form 10-K for such year ended; and (iv) to the extent required by applicable Law, disclosed in such report or in any amendment thereto any change in the Company's internal control over financial reporting that occurred during the period covered by such report or amendment that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

        (f)    The Company has disclosed, based on the most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company Board (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting. The Company has identified, based on the most recent evaluation of internal control over financial reporting, for the Company's auditors any material weaknesses in internal controls. The Company has provided to Parent true and correct copies of any of the foregoing disclosures to the auditors or audit committee that have been made in writing from January 1, 2003 through the date hereof, and will promptly provide Parent true and correct copies of any such disclosure that is made after the date hereof.

        (g)   None of the Company Subsidiaries is, or has at any time since January 1, 2003 been, subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

        (h)   As of the date of this Agreement, to the knowledge of the Company, there is no applicable accounting rule, consensus or pronouncement that has been adopted by the SEC, the Financial Accounting Standards Board, the Emerging Issues Task Force or any similar body but that is not in effect as of the date of this Agreement that, if implemented, would reasonably be expected to have a Company Material Adverse Effect.

        (i)    There are no pending (A) formal or, to the knowledge of the Company, informal investigations of the Company by the SEC, (B) to the knowledge of the Company, inspections of an audit of the Company's financial statements by the Public Company Accounting Oversight Board or (C) investigations by the audit committee of the Company Board regarding any complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls. The Company will promptly provide to Parent information as to any such matters that arise after the date hereof.

        (j)    Since July 30, 2002, the Company has been in compliance in all material respects with the applicable requirements of the Sarbanes-Oxley Act in effect from time to time.

        (k)   Since the date of the Company's 2004 annual meeting of stockholders, the Company has been in compliance with the applicable corporate governance listing standards of the NYSE in all material respects.

        SECTION 3.07    Information Supplied.

        (a)   None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company's stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub in writing for inclusion or incorporation by reference therein.

        (b)   None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Form S-4 or any amendment or supplement thereto will, at the time the Form S-4 or any such amendment or supplement becomes effective under the Securities Act or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be included in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

        SECTION 3.08    Absence of Certain Changes or Events.    From the date of the most recent audited financial statements included in the Filed Company SEC Documents to the date of this Agreement, the Company has conducted its business only in the ordinary course, and during such period there has not been:

  (i)
  any event, change, effect, development, condition or occurrence that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect;

  (ii)
  any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Company Common Stock or any repurchase for value by the Company of any Company Common Stock, other than quarterly cash dividends with respect to the Company Common Stock of (A) $0.18 per share with respect to the first quarter of 2005 and (B) $0.09 per share with respect to the second and third quarters of 2005, in each case with usual declaration, record and payment dates;

  (iii)
  any split, combination or reclassification of any Company Common Stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Common Stock;

  (iv)
  (A) any granting by the Company or any Company Subsidiary to any current or former director, officer, employee or independent contractor of the Company or any Company Subsidiary (each, a "Participant") of any loan or any increase in any type of compensation, benefits, perquisites or any bonus or award, except for grants of normal cash bonus opportunities and normal increases of cash compensation (including compensation in connection with new hires), in each case in the ordinary course of business consistent with past practice or as was required under employment agreements in effect as of the date of the most recent audited financial statements included in the Filed Company SEC Documents, (B) any payment of any bonus to any Participant, except for bonuses paid in the ordinary course of business consistent with past practice, (C) any granting by the Company or any Company Subsidiary to any Participant of any severance, change in control, termination or similar compensation, pay or benefits or increases therein, or of the right to receive any severance, change in control, termination or similar compensation, pay or benefits or increases therein, except (x) as was required under any employment, severance or termination agreements in effect as of the date of the most recent audited financial statements included in the Filed Company SEC Documents, (y) in the ordinary course of business consistent with past practice in connection with new hires to replace departed employees and (z) in the ordinary course of business consistent with past practice in connection with promotions made in the ordinary course of business consistent with past practice, or (D) any entry by the Company or any Company Subsidiary into, or any amendment of, any Company Benefit Agreement;

  (v)
  any damage, destruction or loss, whether or not covered by insurance, that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect;

  (vi)
  any change in accounting methods, principles or practices by the Company or any Company Subsidiary, except for any change which is not material or which is required by a change in GAAP or applicable Law;

  (vii)
  any material elections with respect to Taxes by the Company or any Company Subsidiary or settlement or compromise by the Company or any Company Subsidiary of any material Tax liability or refund; or

  (viii)
  any revaluation by the Company or any Company Subsidiary of any of the assets of the Company or any Company Subsidiary, except insofar as may have been required by applicable Law or that would not reasonably be expected to have a Company Material Adverse Effect.

        SECTION 3.09    Taxes.  (a) As used in this Agreement:

        "Taxes" shall mean all (i) federal, state and local, domestic and foreign, taxes, assessments, duties or similar charges of any kind whatsoever, including all corporate franchise, income, sales, use, ad valorem, receipts, value added, profits, license, withholding, employment, excise, property, net worth, capital gains, transfer, stamp, documentary, social security, payroll, environmental, alternative minimum, occupation, recapture and other taxes, and including any interest, penalties and additions imposed with respect to such amounts; (ii) liability for the payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group; and (iii) liability for the payment of any amounts as a result of an obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (i) or (ii).

        "Taxing Authority" shall mean any federal, state or local, domestic or foreign, governmental body (including any subdivision, agency or commission thereof), or any quasi-governmental body, in each case, exercising regulatory authority in respect of Taxes.

        "Tax Return" shall mean all returns, declarations of estimated tax payments, reports, estimates, information returns and statements, including any related or supporting information with respect to any of the foregoing, filed or to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

        (b)   The Company and each Company Subsidiary has timely filed, or has caused to be timely filed on its behalf, all material Tax Returns required to be filed by or on behalf of the Company and each Company Subsidiary in the manner prescribed by applicable Law. All such Tax Returns are complete and correct, except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary has timely paid (or the Company has paid on each such Company Subsidiary's behalf) all Taxes due and owing, and, in accordance with GAAP, the most recent financial statements contained in the Filed Company SEC Documents reflect a reserve (excluding any reserve for deferred Taxes) for all Taxes payable by the Company and each Company Subsidiary for all taxable periods and portions thereof through the date of such financial statement, in each case except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        (c)   No Tax Return of the Company or any Company Subsidiary is under audit or examination by any Taxing Authority, and no written notice or, to the knowledge of the Company, unwritten notice of such an audit or examination has been received by the Company or any Company Subsidiary. Each material assessed deficiency resulting from any audit or examination relating to Taxes by any Taxing Authority has been timely paid and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Company or any Company Subsidiary. The federal income Tax Returns of the Company and each Company Subsidiary have been examined by the Internal Revenue Service or the relevant statute of limitations has closed for all years through 1997.

        (d)   There is no agreement or other document extending, or having the effect of extending, the period of assessment or collection of any material Taxes and no power of attorney with respect to any such Taxes has been executed or filed with any Taxing Authority by or on behalf of the Company or any Company Subsidiary.

        (e)   No material Liens for Taxes exist with respect to any assets or properties of the Company or any Company Subsidiary, except for statutory liens for Taxes not yet due.

        (f)    Neither the Company nor any Company Subsidiary is a party to or bound by any material Tax sharing agreement, material Tax indemnity obligation or similar material agreement or arrangement with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Taxing Authority), other than any such agreements (i) with customers, vendors, lessors or similar persons entered into in the ordinary course of business and (ii) among the Company and the Company Subsidiaries.

        (g)   Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary has complied with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code or similar provisions under any federal, state or local, domestic or foreign, Laws) and has, within the time and the manner prescribed by applicable Law, withheld from and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable Law.

        (h)   Neither the Company nor any Company Subsidiary is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

        (i)    Neither the Company nor any Company Subsidiary shall be required to include in a taxable period ending after the Closing Date taxable income attributable to income that accrued in a prior taxable period but was not recognized in any prior taxable period as a result of the installment method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or comparable provisions of state, local or foreign Tax law.

        (j)    Neither the Company nor any Company Subsidiary has participated in any "listed transaction" as defined in Treasury Regulation Section 1.6011-4.

        SECTION 3.10    Absence of Changes in Benefit Plans.    (a) From the date of the most recent audited financial statements included in the Filed Company SEC Documents to the date of this Agreement, neither the Company nor any Company Subsidiary has terminated, adopted, amended, modified or agreed to terminate, adopt, amend or modify (or announced an intention to terminate, adopt, amend or modify), in any material respect, any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock appreciation, restricted stock, stock repurchase rights, stock option, phantom stock, performance, retirement, thrift, savings, stock bonus, cafeteria, paid time off, perquisite, fringe benefit, vacation, severance, disability, death benefit, hospitalization, medical or other welfare benefit or other plan, program, arrangement or understanding, whether oral or written, formal or informal, funded or unfunded (whether or not legally binding), maintained, contributed to or required to be maintained or contributed to by the Company or any Company Subsidiary or any other person or entity that, together with the Company or any Company Subsidiary, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or any other applicable Law (each, a "Commonly Controlled Entity"), in each case providing benefits to any Participant and whether or not subject to United States law (all such plans, programs, arrangements and understandings, including any such plan, program, arrangement or understanding entered into or adopted on or after the date of this Agreement, "Company Benefit Plans") or has made any change, in any material respect, in any actuarial or other assumption used to calculate funding obligations with respect to any Company Benefit Plan that is a Company Pension Plan, or any change, in any material respect, in the manner in which contributions to any such Company Pension Plan are made or the basis on which such contributions are determined.

        (b)   Section 3.10 of the Company Disclosure Letter contains a complete and correct list of (i) any material employment, deferred compensation, severance, change in control, termination, employee benefit, loan (other than Participant loans under any Company Pension Plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code), indemnification, retention, stock repurchase, stock option, consulting or similar agreement, commitment or obligation between the Company or any Company Subsidiary, on the one hand, and any Participant, on the other hand, and (ii) any agreement between the Company or any Company Subsidiary, on the one hand, and any Participant, on the other hand, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of transactions involving the Company or any Company Subsidiary of the nature contemplated by this Agreement (all such agreements, collectively, the "Company Benefit Agreements").

        SECTION 3.11    ERISA Compliance; Excess Parachute Payments.

        (a)   Section 3.11(a) of the Company Disclosure Letter contains a complete and correct list of all Company Benefit Plans that are "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (all such plans, collectively, the "Company Pension Plans") or "employee welfare benefit plans" (as defined in Section 3(1) of ERISA) and all other material Company Benefit Plans; provided, however, that no Company Benefit Agreement shall be deemed a Company Benefit Plan or listed in Section 3.11(a) of the Company Disclosure Letter. Each Company Benefit Plan has been administered in compliance with its terms and applicable Law, and the terms of any applicable collective bargaining agreements, except to the extent that the failure to comply with any such terms or Law, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to Parent complete and correct copies of (i) each Company Benefit Plan and each Company Benefit Agreement (or, in the case of any unwritten Company Benefit Plan or Company Benefit Agreement, a description thereof), (ii) the most recent annual report on Form 5500 (including accompanying schedules and attachments) with respect to each Company Benefit Plan for which such a report is required, (iii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required under ERISA, (iv) each material trust agreement and material group annuity contract relating to the funding or payment of benefits under any Company Benefit Plan, (v) the most recent determination or qualification letter issued by the Internal Revenue Service for each Company Benefit Plan intended to qualify for favorable tax treatment in the United States of America, as well as a true, correct and complete copy of each pending application for such letter, if applicable, and (vi) the most recent actuarial valuation, if applicable, for each Company Pension Plan.

        (b)   All Company Pension Plans intended to be tax qualified have been the subject of determination letters from the Internal Revenue Service with respect to all tax Law changes through the Economic Growth and Tax Relief Reconciliation Act of 2001 with respect to which a determination letter from the Internal Revenue Service can be obtained to the effect that such Company Pension Plans are qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the knowledge of the Company, has revocation been threatened, nor has any such Company Pension Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs or require security under Section 307 of ERISA. All Company Pension Plans that are required to have been approved by any non-U.S. Governmental Entity have been so approved.

        (c)   Except as set forth in Section 3.11(c) of the Company Disclosure Letter, neither the Company nor any Commonly Controlled Entity has maintained, contributed to or been obligated to maintain or contribute to, or has any liability under, any Company Benefit Plan that is subject to Title IV of ERISA. With respect to the Maytag Corporation Employees Retirement Plan (the "US Pension Plan"), to the knowledge of the Company there has been no material adverse change in the financial condition of such plan from the date of the most recent audited financial statements included in the Filed Company SEC Documents to the date of this Agreement, assuming for such purpose that there has been no change in the discount rate used for purposes of valuing the liabilities of such plan from the discount rate applied in such financial statements. No liability under Title IV of ERISA (other than for premiums to the Pension Benefit Guaranty Corporation) has been or is expected to be incurred by the Company or any Company Subsidiary with respect to any ongoing, frozen or terminated "single- employer" plan (as defined in Section 4001(a)(15) of ERISA), currently or formerly maintained by any of them or by any Commonly Controlled Entity, except for any such liabilities that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. None of the Company Pension Plans has an "accumulated funding deficiency" (as defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, nor has any waiver of the minimum funding standards of Section 302 of ERISA or Section 412 of the Code been requested. None of the Company, any Company Subsidiary, any employee of the Company or any Company Subsidiary or any of the Company Benefit Plans, including the Company Pension Plans, or any trusts created thereunder or any trustee, administrator or other fiduciary of any Company Benefit Plan or trust created thereunder, or any agents of the foregoing, has engaged in a "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code) that would be reasonably expected to subject the Company, any Company Subsidiary or any officer of the Company or any Company Subsidiary or any of the Company Benefit Plans, or, to the knowledge of the Company, any trusts created thereunder or any trustee or administrator of any Company Benefit Plan or trust created thereunder to the tax or penalty on prohibited transactions imposed by such Section 4975 of the Code or to the sanctions imposed under Title I of ERISA or to any other liability for breach of fiduciary duty under ERISA, except for any such prohibited transactions that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. No Company Pension Plan or related trust has been terminated during the last five years, nor has there been any "reportable event" (as defined in Section 4043 of ERISA), other than an event for which the 30-day notice period has been waived, with respect to any Company Pension Plan since January 1, 2004, and no notice of a reportable event will be required to be filed in connection with the Transactions. Neither the Company nor any Company Subsidiary has incurred any material liability that has not been satisfied in full as a result of a "complete withdrawal" or a "partial withdrawal" (as each such term is defined in Sections 4203 and 4205, respectively, of ERISA) during the past six years from any "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA.

        (d)   With respect to any Company Benefit Plan that is an employee welfare benefit plan, whether or not subject to ERISA, such Company Benefit Plan is either funded through an insurance company contract and is not a "welfare benefits fund" (as defined in Section 419(e) of the Code) or it is unfunded.

        (e)   Other than payments or benefits that may be made to the persons listed in Section 3.11(e) of the Company Disclosure Letter (each, a "Primary Company Executive"), no amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of any of the Transactions (alone or in combination with any other event) by any Participant who is a "disqualified individual" (as defined in final Treasury Regulation Section 1.280G-1) (each, a "Disqualified Individual") under any Company Benefit Plan, Company Benefit Agreement or other compensation arrangement currently in effect would be an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code) and no such Disqualified Individual is entitled to receive any additional payment (e.g., any tax gross-up or any other payment) from the Company, the Surviving Corporation or any other person in the event that the excise tax required by Section 4999(a) of the Code is imposed on such Disqualified Individual. The Company has provided Parent with calculations performed in 2004 by Hewitt Associates of the estimated amounts of compensation and benefits that could be received (whether in cash or property or the vesting of property) by certain Primary Company Executives as a result of a transaction of the nature contemplated by this Agreement (alone or in combination with any other event), and the "base amount" (as defined in Section 280G(b)(3) of the Code) for certain Primary Company Executives, in each case as of the date specified in such calculations and in accordance with the assumptions made by Hewitt Associates as set forth in such calculations. To the knowledge of the Company, the Company provided true and complete compensation and benefit information and data to Hewitt Associates necessary to perform such calculations, which information and data was correct in all material respects as of the date provided by the Company to Hewitt Associates.

        (f)    The execution and delivery by the Company of this Agreement do not, and the consummation of the Transactions and compliance with the terms hereof will not (either alone or in combination with any other event) (i) entitle any Participant to any additional compensation, severance, termination, change in control or other benefits or any benefits the value of which will be calculated on the basis of any of the Transactions (alone or in combination with any other event), (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of any compensation, severance or other benefits under, or increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan or Company Benefit Agreement, or (iii) trigger the forgiveness of indebtedness owed by any Participant to the Company or any of its affiliates.

        (g)   Since January 1, 2004, and through the date of this Agreement, neither the Company nor any Company Subsidiary has received notice of, and, to the knowledge of the Company, there are no (i) material pending termination proceedings or other suits, claims (except claims for benefits payable in the normal operation of the Company Benefit Plans), actions or proceedings against or involving or asserting any rights or claims to benefits under any Company Benefit Plan or Company Benefit Agreement or (ii) pending investigations (other than routine inquiries) by any Governmental Entity with respect to any Company Benefit Plan or Company Benefit Agreement, except for any such suits, claims, proceedings or investigations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. All contributions, premiums and benefit payments under or in connection with the Company Benefit Plans or Company Benefit Agreements that are required to have been made by the Company or any Company Subsidiary have been timely made, accrued or reserved for, except for failures to make, accrue or reserve for any such contributions, premiums and benefit payments that, individually or aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        (h)   Neither the Company nor any Company Subsidiary has any liability or obligations, including under or on account of a Company Benefit Plan or Company Benefit Agreement, arising out of the hiring of persons to provide services to the Company or any Company Subsidiary and treating such persons as consultants or independent contractors and not as employees of the Company or any Company Subsidiary, except for any such liabilities or obligations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        (i)    The Agreement for the Trust for Maytag Corporation Non-Qualified Deferred Compensation Plans dated as of October 1, 2003 (the "Trust Agreement"), by and between the Company and KeyBank National Association, and each Plan (as such term is defined in the Trust Agreement) has been amended to provide that no funding shall be required in connection with the execution of this Agreement or the consummation of the Transactions. With respect to the Maytag Corporation Supplemental Retirement Plan II, the Maytag Corporation Deferred Compensation Plan II, their predecessor plans and any trust agreements relating to the payment of benefits under these plans, all necessary actions have been taken to ensure that no funding shall be required in connection with the execution of this Agreement or the consummation of the Transactions.

        (j)    Except for any items that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) all Company Benefit Plans maintained primarily for the benefit of Participants principally employed in jurisdictions other than the United States of America (all such plans, collectively, the "Non-U.S. Benefit Plans") have been maintained in accordance with their terms and all applicable legal requirements, (ii) if any Non-U.S. Benefit Plan is intended to qualify for special tax treatment, such Non-U.S. Benefit Plan meets all requirements for such treatment, and (iii) the fair market value of the assets of each Non-U.S. Benefit Plan required to be funded, the liability of each insurer for any Non-U.S. Benefit Plan required to be funded, and the book reserve established for any Non-U.S. Benefit Plan, together with any accrued contributions, is sufficient to provide for the accrued benefit obligations under each Non-U.S. Benefit Plan.

        SECTION 3.12    Litigation.    There are no suits, actions or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary (and the Company is not aware of any basis for any such suit, action or proceeding) that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, nor are there any Judgments outstanding against the Company or any Company Subsidiary that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

        SECTION 3.13    Compliance with Applicable Laws.    The Company and the Company Subsidiaries and their relevant personnel and operations are in compliance with all applicable Laws, including those relating to occupational health and safety, except for such failure to be in compliance as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any written communication during the past two years from a Governmental Entity that alleges that the Company or a Company Subsidiary is not in compliance in any material respect with any applicable Law, except for such failure to be in compliance as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company and the Company Subsidiaries have in effect all permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders and approvals of all Governmental Entities (collectively, "Permits"), necessary or advisable for them to own, lease or operate their properties and assets and to carry on their businesses as now conducted, except for such Permits the absence of which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, and there has occurred no violation of, default (with or without the lapse of time or the giving of notice, or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any such Permit, except for any such violations, defaults or events that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. There is no event which, to the knowledge of the Company, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any such Permit, except for any such events that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. This Section 3.13 does not relate to matters with respect to Taxes, which are the subject of Section 3.09.

        SECTION 3.14    Labor Matters.    Since January 1, 2004 to the date of this Agreement, neither the Company nor any Company Subsidiary has experienced any material labor strikes, union organization attempts, requests for representation, work slowdowns or stoppages or disputes due to labor disagreements, and to the knowledge of the Company there is currently no such action threatened against or affecting the Company or any Company Subsidiary. The Company and the Company Subsidiaries are each, and since January 1, 2002 have each been, in compliance with all applicable Laws with respect to labor relations, employment and employment practices, terms and conditions of employment and wages and hours, human rights, pay equity and workers compensation, except to the extent that the failure to comply with any such Law, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, and is not, and since January 1, 2002 has not, engaged in any unfair labor practice that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. There is no unfair labor practice charge or complaint against the Company or any Company Subsidiary pending or, to the knowledge of the Company, threatened, in each case, before the National Labor Relations Board or any comparable federal, state, provincial or foreign agency or authority, except for any such charges or complaints that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. No grievance or arbitration proceeding arising out of a collective bargaining agreement is pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, except for any such grievances or proceedings that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        SECTION 3.15    Environmental Matters.

        (a)   Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of the Company Subsidiaries are, and have been, in compliance with all Environmental Laws, and neither the Company nor any of the Company Subsidiaries has received any written communication from a Governmental Entity that alleges that the Company or any of the Company Subsidiaries is in violation of, or has liability under, any Environmental Law.

        (b)   (i) Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of the Company Subsidiaries have obtained and are in compliance with all material permits, licenses and governmental authorizations pursuant to Environmental Law (collectively "Environmental Permits") necessary for their operations as presently conducted, (ii) all such Environmental Permits are valid and in good standing and (iii) since January 1, 2003, neither the Company nor any of the Company Subsidiaries has been advised in writing by any Governmental Entity of any actual or potential change in the status or terms and conditions of any Environmental Permit.

        (c)   Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, there are no Environmental Claims pending or, to the knowledge of the Company, threatened, against the Company or any of the Company Subsidiaries.

        (d)   Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries has entered into or agreed to, or is otherwise subject to, any Judgment relating to any Environmental Law or to the investigation or remediation of Hazardous Materials.

        (e)   Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, there has been no treatment, storage or Release of any Hazardous Material that would reasonably be expected to form the basis of any Environmental Claim against the Company or any of the Company Subsidiaries or against any person whose liabilities for such Environmental Claims the Company or any of the Company Subsidiaries has, or may have, retained or assumed, either contractually or by operation of law.

        (f)    Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, there are no underground storage tanks at, on, under or about (i) any manufacturing facility owned, operated or leased by the Company or any Company Subsidiary, (ii) any other property owned by the Company or any Company Subsidiary or (iii) to the knowledge of the Company, any other property leased or operated by the Company or any Company Subsidiary.

        (g)   Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Company, any asbestos-containing material that is at, under or about property owned, operated or leased by the Company or any Company Subsidiary is non-friable or encapsulated and in good condition according to the generally accepted standards and practices governing such material, and its presence or condition does not violate or otherwise require abatement or removal pursuant to any applicable Environmental Law.

        (h)   Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any of the Company Subsidiaries has retained or assumed, either contractually or by operation of law, any liabilities or obligations that would reasonably be expected to form the basis of any Environmental Claim against the Company or any of the Company Subsidiaries, and (ii) to the knowledge of the Company, no Environmental Claims are pending against any person whose liabilities for such Environmental Claims the Company or any of the Company Subsidiaries has, or may have, retained or assumed, either contractually or by operation of law.

        (i)    Definitions. As used in this Agreement:

          (1)   "Environmental Claim" means any and all administrative, regulatory or judicial actions, suits, orders, demands, directives, claims, liens, judgments, investigations, proceedings or written notices of noncompliance or violation by or from any person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (x) the presence or Release of, or exposure to, any Hazardous Materials at any location; or (y) the failure to comply with any Environmental Law;

          (2)   "Environmental Laws" means all applicable federal, state, local and foreign laws, rules, regulations, orders, decrees, judgments, legally binding agreements or Environmental Permits issued, promulgated or entered into by or with any Governmental Entity, relating to pollution, natural resources or protection of endangered or threatened species, human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata);

          (3)   "Hazardous Materials" means (x) any petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, urea formaldehyde foam insulation and polychlorinated biphenyls; and (y) any other chemical, material, substance or waste that in relevant form or concentration is prohibited, limited or regulated under any Environmental Law; and

          (4)   "Release" means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

        SECTION 3.16    Intellectual Property.    The Company and the Company Subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights, domain names and other proprietary intellectual property rights and computer programs (collectively, "Intellectual Property Rights") which are material to the conduct of the business of the Company and the Company Subsidiaries taken as a whole. No claims are pending or, to the knowledge of the Company, threatened that the Company or any Company Subsidiary is infringing or otherwise adversely affecting the rights of any person with regard to any Intellectual Property Right, except for any such claims that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no person is infringing the rights of the Company or any Company Subsidiary with respect to any Intellectual Property Right, except for any such infringements that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        SECTION 3.17    Brokers; Schedule of Fees and Expenses.    No broker, investment banker, financial advisor or other person, other than Lazard Frères & Co. LLC ("Lazard"), the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company. The Company has furnished to Parent a true and complete copy of all agreements between the Company and Lazard relating to the Merger and the other Transactions.

        SECTION 3.18    Opinion of Financial Advisor.    The Company has received the opinion of Lazard, dated as of the date of the meeting of the Company Board referred to in Section 3.04(b), to the effect that, as of such date, the consideration to be received in the Merger by the holders of the Company Common Stock is fair from a financial point of view to such holders, a signed copy of which opinion shall be delivered to Parent as soon as reasonably practicable following the date of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

        Parent and Sub, jointly and severally, represent and warrant to the Company that, except as set forth in the disclosure letter, dated as of the date of this Agreement, from Parent and Sub to the Company (the "Parent Disclosure Letter") or in any Parent SEC Document filed and publicly available prior to the date of this Agreement (each, a "Filed Parent SEC Document"):

        SECTION 4.01    Organization, Standing and Power.    Each of Parent and Sub (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, other than defects in such organization, existence or good standing that, individually and in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, and (b) has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such corporate power and authority, franchises, permits, authorizations and approvals the lack of which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

        SECTION 4.02    Capital Structure.    The authorized capital stock of Parent consists of 250,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $1.00 per share ("Parent Preferred Stock" and, together with the Parent Common Stock, the "Parent Capital Stock"). At the close of business on July 31, 2005, (i) 66,797,864 shares of Parent Common Stock (each together with a Parent Right) and no shares of Parent Preferred Stock were issued and outstanding, (ii) 23,729,728 shares of Parent Common Stock were held by Parent in its treasury, (iii) 5,878,756 shares of Parent Common Stock were reserved for issuance pursuant to outstanding options and other stock-based awards (other than shares of restricted stock or other equity based awards included in the number of shares of Parent Common Stock outstanding set forth above) and (iv) shares of Parent Preferred Stock reserved for issuance in connection with the rights (the "Parent Rights") issued pursuant to the Rights Agreement dated as of April 21, 1998 (as amended from time to time, the "Parent Rights Agreement"), between Parent and First Chicago Trust Company of New York, as Rights Agent. Except as set forth above, at the close of business on July 31, 2005, no shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. During the period from July 31, 2005 to the date of this Agreement, (x) there have been no issuances by Parent of shares of capital stock or other voting securities of Parent other than issuances of shares of Parent Common Stock pursuant to the exercise of options and other stock-based awards outstanding on such date as required by their terms as in effect on the date of such issuance and (y) there have been no issuances by Parent of options, warrants or other rights to acquire shares of capital stock or other voting securities of Parent. All outstanding shares of Parent Capital Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Restated Certificate of Incorporation of Parent (the "Parent Charter") and the Amended and Restated By-laws of Parent (the "Parent By-laws") or any Contract to which Parent is a party or otherwise bound. There are not any bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Capital Stock may vote ("Voting Parent Debt"). Except as set forth above, as of the date of this Agreement, there are not any options, warrants, rights, convertible or exchangeable securities, "phantom" stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Parent or any of Parent's subsidiaries (each, a "Parent Subsidiary") is a party or by which any of them is bound (i) obligating Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, Parent or any Parent Subsidiary or any Voting Parent Debt, (ii) obligating Parent or any Parent Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, unit, commitment, Contract, arrangement or undertaking or (iii) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of Parent Capital Stock. As of the date of this Agreement, there are not any outstanding contractual obligations of Parent or any Parent Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or any Parent Subsidiary. Parent has made available to the Company a complete and correct copy of the Parent Rights Agreement, as amended to the date of this Agreement.

        SECTION 4.03    Sub.    (a) Since the date of its incorporation, Sub has not carried on any business, conducted any operations or incurred any obligations or liabilities other than (i) the execution of this Agreement and the other agreements referred to herein, (ii) the performance of its obligations hereunder and thereunder, and (iii) matters ancillary hereto and thereto.

        (b)   The authorized capital stock of Sub consists of 1,000 shares of common stock, par value $1.00 per share, all of which have been validly issued, are fully paid and nonassessable and are owned by Parent free and clear of any Lien.

        (c)   As of the date of this Agreement, except as set forth on Section 4.03(c) of the Parent Disclosure Letter, neither Parent nor Sub owns any shares of Company Common Stock. None of Parent or any of its affiliates is (i) an "interested stockholder" (as defined in Section 203 of the DGCL) of the Company or (ii) an "Interested Shareholder" or an "Affiliate" of an Interested Shareholder (as each such term is defined in Article Eleventh of the Company Charter).

        SECTION 4.04    Authority; Execution and Delivery; Enforceability.    Each of Parent and Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Merger and the other Transactions to be performed or consummated by Parent or Sub, as the case may be. The execution and delivery by each of Parent and Sub of this Agreement and the consummation by it of the Merger and the other Transactions to be performed or consummated by Parent or Sub, as the case may be, have been duly authorized by all necessary corporate action on the part of Parent and Sub. Parent, as sole stockholder of Sub, shall adopt this Agreement as soon as reasonably practicable following its execution. Each of Parent and Sub has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights, and to general equity principles. To the Parent's knowledge, no state takeover statute or similar statute or regulation applies or purports to apply to Parent with respect to this Agreement, the Merger or any other Transaction.

        SECTION 4.05    No Conflicts; Consents.    (a) The execution and delivery by each of Parent and Sub of this Agreement, do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without the lapse of time or the giving of notice, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of Parent or any Parent Subsidiary under, any provision of (i) the Parent Charter or Parent By-laws or organizational documents of any Parent Subsidiaries, (ii) any Contract to which Parent or any of the Parent Subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.05(b), any Judgment or Law applicable to Parent or any Parent Subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

        (b)   No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Parent or any Parent Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the HSR Act, (ii) any additional Consents and filings under any Antitrust Law or under the Investment Canada Act (Canada), (iii) the filing with the SEC of (A) a Registration Statement on Form S-4 (the "Form S-4") relating to the issuance of the Parent Common Stock in the Merger and (B) such reports under, or other applicable requirements of, the Exchange Act, as may be required in connection with this Agreement, the Merger and the other Transactions, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (v) compliance with and such filings as may be required under applicable Environmental Laws, (vi) such filings as may be required in connection with the Taxes described in Section 6.09, (vii) filings under any applicable state takeover Law and (viii) such other items that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

        (c)   Parent and the Board of Directors of Parent (the "Parent Board") have taken all action necessary to (i) render the Parent Rights Agreement inapplicable to this Agreement, the Merger and the other Transactions and (ii) ensure that (A) neither Company nor any of its affiliates or associates is or will become an "Acquiring Person" (as defined in the Parent Rights Agreement) by reason of this Agreement, the Merger or any other Transaction, and (B) a "Distribution Date" or a "Share Acquisition Date" (as each such term is defined in the Parent Rights Agreement) shall not occur by reason of this Agreement, the Merger or any other Transaction.

        SECTION 4.06    SEC Documents; Undisclosed Liabilities.    (a) Parent has filed all reports, schedules, forms, statements and other documents required to be filed by Parent with the SEC since January 1, 2003 pursuant to Sections 13(a) and 15(d) of the Exchange Act (the "Parent SEC Documents").

        (b)   As of its respective date, each Parent SEC Document complied as to form in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Filed Parent SEC Document has been revised or superseded by a later filed Filed Parent SEC Document, none of the Parent SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of Parent included in the Parent SEC Documents (including the related notes and schedules thereto) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

        (c)   Other than liabilities or obligations (i) disclosed or provided for in the financial statements included in the Filed Parent SEC Documents or (ii) incurred since June 30, 2005 in the ordinary course of business, neither Parent nor any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of Parent and its consolidated subsidiaries or in the notes thereto and that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

        (d)   Each of the principal executive officer and the principal financial officer of Parent (or each former principal executive officer and former principal financial officer of Parent, as applicable) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Parent SEC Documents, and Parent has delivered to the Company a summary of any disclosure made by Parent's management to Parent's auditors and audit committee referred to in such certifications. For purposes of the preceding sentence, "principal executive officer" and "principal financial officer" shall have the meanings ascribed to such terms in the Sarbanes-Oxley Act.

        (e)   Parent has (i) designed and maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to Parent, including its consolidated subsidiaries, that is required to be disclosed by Parent in the reports it files under the Exchange Act is made known to its principal executive officer and principal financial officer or other appropriate members of management as appropriate to allow timely decisions regarding required disclosure; (ii) designed and maintained a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance (A) that transactions are executed in accordance with management's general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (B) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on Parent's financial statements; (iii) with the participation of Parent's principal executive and financial officers, completed an assessment of the effectiveness of Parent's internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2004, and such assessment concluded that such internal controls were effective using the framework specified in Parent's Annual Report on Form 10-K for such year ended; and (iv) to the extent required by applicable Law, disclosed in such report or in any amendment thereto any change in Parent's internal control over financial reporting that occurred during the period covered by such report or amendment that has materially affected, or is reasonably likely to materially affect, Parent's internal control over financial reporting.

        (f)    Parent has disclosed, based on the most recent evaluation of internal control over financial reporting, to Parent's auditors and the audit committee of the Parent Board (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Parent's ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent's internal control over financial reporting. Parent has identified, based on the most recent evaluation of internal control over financial reporting, for Parent's auditors any material weaknesses in internal controls. Parent has provided to the Company true and correct copies of any of the foregoing disclosures to the auditors or audit committee that have been made in writing from January 1, 2003 through the date hereof, and will promptly provide the Company true and correct copies of any such disclosure that is made after the date hereof.

        (g)   None of the Parent Subsidiaries is, or has at any time since January 1, 2003 been, subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

        (h)   As of the date of this Agreement, to the knowledge of Parent, there is no applicable accounting rule, consensus or pronouncement that has been adopted by the SEC, the Financial Accounting Standards Board, the Emerging Issues Task Force or any similar body but that is not in effect as of the date of this Agreement that, if implemented, would reasonably be expected to have a Parent Material Adverse Effect.

        (i)    There are no pending (A) formal or, to the knowledge of Parent, informal investigations of Parent by the SEC, (B) to the knowledge of Parent, inspections of an audit of Parent's financial statements by the Public Company Accounting Oversight Board or (C) investigations by the audit committee of the Parent Board regarding any complaint, allegation, assertion or claim that Parent or any Parent Subsidiary has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls. Parent will promptly provide to the Company information as to any such matters that arise after the date hereof.

        (j)    Since July 30, 2002, Parent has been in compliance in all material respects with the applicable requirements of the Sarbanes-Oxley Act in effect from time to time.

        (k)   Since the date of Parent's 2004 annual meeting of stockholders, Parent has been in compliance with the applicable corporate governance listing standards of the NYSE in all material respects.

        SECTION 4.07    Information Supplied.

        (a)   None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Form S-4, and any amendments or supplements thereto, will, at the time it becomes effective under the Securities Act or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company in writing for inclusion or incorporation by reference therein.

        (b)   None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Proxy Statement or any amendment or supplement thereto will, at the date it is first mailed to the Company's Stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be included in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

        (c)   As of the opening of business on August 8, 2005, to the knowledge of Parent, Parent has delivered to the Company true and correct copies of all letters in its possession from Parent's trade customers, retail buying groups and retail dealer associations regarding Parent's proposed acquisition of the Company. As of the opening of business on August 8, 2005 and except as previously disclosed to the Company, Parent has no knowledge of any opposition of Parent's proposed acquisition of the Company by any trade customers, retail buying groups or retail dealer associations contacted by Parent in connection with the Merger.

        SECTION 4.08    Absence of Certain Changes or Events.    From the date of the most recent audited financial statements included in the Filed Parent SEC Documents to the date of this Agreement, Parent has conducted its business only in the ordinary course, and during such period there has not been:

  (i)
  any event, change, effect, development, condition or occurrence that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect;

  (ii)
  any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Parent Common Stock or any repurchase for value by Parent of any Parent Common Stock, other than quarterly cash dividends with respect to the Parent Common Stock with usual declaration, record and payment dates;

  (iii)
  any change in accounting methods, principles or practices by Parent or any Parent Subsidiary, except for any change which is not material or which is required by a change in GAAP or applicable Law;

  (iv)
  any material elections with respect to Taxes by Parent or any Parent Subsidiary or settlement or compromise by Parent or any Parent Subsidiary of any material Tax liability or refund

  (v)
  any damage, destruction or loss, whether or not covered by insurance, that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect; or

  (vi)
  any revaluation by Parent or any Parent Subsidiary of any of the assets of Parent or any Parent Subsidiary, except insofar as may have been required by applicable Law or that would not reasonably be expected to have a Parent Material Adverse Effect.

        SECTION 4.09    Litigation.    There are no suits, actions or proceedings pending or, to the knowledge of Parent, threatened against or affecting Parent or any Parent Subsidiary (and Parent is not aware of any basis for any such suit, action or proceeding) that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect, nor are there any Judgments outstanding against Parent or any Parent Subsidiary that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

        SECTION 4.10    Compliance with Applicable Laws.    Parent and the Parent Subsidiaries and their relevant personnel and operations are in compliance with all applicable Laws, except for such failure to be in compliance as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

        SECTION 4.11    Environmental Matters.

        (a)   Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, Parent and each of the Parent Subsidiaries are, and have been, in compliance with all Environmental Laws, and neither Parent nor any of the Parent Subsidiaries has received any written communication from a Governmental Entity that alleges that Parent or any of the Parent Subsidiaries is in violation of, or has liability under, any Environmental Law.

        (b)   (i) Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, Parent and each of the Parent Subsidiaries have obtained and are in compliance with all Environmental Permits necessary for their operations as presently conducted, (ii) all such Environmental Permits are valid and in good standing and (iii) since January 1, 2003, neither Parent nor any of the Parent Subsidiaries has been advised in writing by any Governmental Entity of any actual or potential change in the status or terms and conditions of any Environmental Permit.

        (c)   Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, there are no Environmental Claims pending or, to the knowledge of Parent, threatened, against Parent or any of the Parent Subsidiaries.

        (d)   Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, neither the Parent nor any of the Parent Subsidiaries has entered into or agreed to, or is otherwise subject to, any Judgment relating to any Environmental Law or to the investigation or remediation of Hazardous Materials.

        (e)   Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, there has been no treatment, storage or Release of any Hazardous Material that would reasonably be expected to form the basis of any Environmental Claim against Parent or any of the Parent Subsidiaries or against any person whose liabilities for such Environmental Claims Parent or any of the Parent Subsidiaries has, or may have, retained or assumed, either contractually or by operation of law.

        (f)    Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, there are no underground storage tanks at, on, under or about (i) any manufacturing facility owned, operated or leased by Parent or any Parent Subsidiary, (ii) any other property owned by the Parent or any Parent Subsidiary or (iii) to the knowledge of Parent, any other property leased or operated by Parent or any Parent Subsidiary.

        (g)   Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, to the knowledge of Parent, any asbestos-containing material that is at, under or about property owned, operated or leased by Parent or any Parent Subsidiary is non-friable or encapsulated and in good condition according to the generally accepted standards and practices governing such material, and its presence or condition does not violate or otherwise require abatement or removal pursuant to any applicable Environmental Law.

        (h)   Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (i) neither the Parent nor any of the Parent Subsidiaries has retained or assumed, either contractually or by operation of law, any liabilities or obligations that would reasonably be expected to form the basis of any Environmental Claim against Parent or any of the Parent Subsidiaries, and (ii) to the knowledge of Parent, no Environmental Claims are pending against any person whose liabilities for such Environmental Claims Parent or any of the Parent Subsidiaries has, or may have, retained or assumed, either contractually or by operation of law.

        SECTION 4.12    Intellectual Property.    Parent and the Parent Subsidiaries own, or are validly licensed or otherwise have the right to use, all Intellectual Property Rights which are material to the conduct of the business of Parent and the Parent Subsidiaries taken as a whole. No claims are pending or, to the knowledge of Parent, threatened that Parent or any Parent Subsidiary is infringing or otherwise adversely affecting the rights of any person with regard to any Intellectual Property Right, except for any such claims that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. To the knowledge of Parent, no person is infringing the rights of Parent or any Parent Subsidiary with respect to any Intellectual Property Right, except for any such infringements that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

        SECTION 4.13    Financing.    Parent has a sufficient amount of cash on hand or available borrowing capacity under existing loan agreements and a sufficient number of authorized shares of Parent Common Stock in order to pay the Merger Consideration in accordance with Article II.

        SECTION 4.14    Brokers; Schedule of Fees and Expenses.    No broker, investment banker, financial advisor or other person, other than Greenhill & Co. the fees and expenses of which will be paid by Parent, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Parent.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

        SECTION 5.01    Conduct of Business.    (a) Conduct of Business by the Company. Except for matters set forth in Section 5.01(a) of the Company Disclosure Letter or otherwise expressly permitted by this Agreement, from the date of this Agreement to the Effective Time the Company shall, and shall cause each Company Subsidiary to, conduct its business in the ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use commercially reasonable best efforts to preserve intact its current business organization, keep available the services of its current officers and employees and keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.01(a) of the Company Disclosure Letter or otherwise expressly permitted by this Agreement, from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent:

  (i)
  (A) declare, set aside or pay any dividends on, or make any other distributions in respect of (in each case, whether in cash, stock or property), any of its capital stock, other than (1) dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent and (2) quarterly cash dividends with respect to the Company Common Stock not in excess of $0.09 per share, with usual declaration, record and payment dates, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, other than (1) any such issuance by a direct or indirect wholly owned Company Subsidiary to its parent and (2) as permitted under Section 5.01(a)(v), or (C) purchase, redeem or otherwise acquire any (1) shares of capital stock of the Company or any Company Subsidiary, (2) any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except as permitted by Section 5.02(a)(viii), or (3) any options, warrants, rights, securities, units, commitments, contracts, arrangements or undertakings of any kind that give any person the right to receive any economic benefit and rights accruing to holders of capital stock of the Company or any Company Subsidiary;

  (ii)
  except to the extent permitted under Section 5.01(a)(v), issue, deliver, sell or grant (A) any shares of its capital stock, (B) any Voting Company Debt or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, Voting Company Debt, voting securities or convertible or exchangeable securities, (D) any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock-based performance units or (E) any options, warrants, rights, securities, units, commitments, Contracts, arrangements or undertakings of any kind that give any person the right to receive any economic benefits and rights accruing to holders of capital stock of the Company or any Company Subsidiary, other than the issuance of shares of its capital stock by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary and other than the issuance of Company Common Stock (and associated Company Rights) (1) upon the exercise of Company Stock Options or rights under the ESPP outstanding as of the date of this Agreement and only if and to the extent required by their terms as in effect on the date of this Agreement and (2) with respect to rights outstanding as of the date of this Agreement under restricted stock units, performance stock rights and deferred compensation plans as set forth in Section 3.03 of the Company Disclosure Letter and only if and to the extent required by their terms in effect on the date of this Agreement;

  (iii)
  amend its certificate of incorporation, by-laws or other comparable charter or organizational documents;

  (iv)
  acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, except for acquisitions permitted by Section 5.01(a)(iv)(B) or 5.01(a)(ix), or (B) any assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except (x) purchases of assets in the ordinary course of business consistent with past practice and (y) acquisitions of assets pursuant to capital expenditures in an amount not in excess of $200,000,000 in the aggregate (including expenditures pursuant to Section 5.01(a)(ix)) and taken together with all such expenditures made since January 1, 2005;

  (v)
  except as required under applicable Law or the terms of any plan or agreement in effect on August 10, 2005, (A) grant to any Participant any loan or increase in compensation, except for any such increase in compensation (other than a base salary increase to a Primary Company Executive) made in the ordinary course of business consistent with past practice, (B) grant to any Participant any increase in severance, change in control or termination pay or benefits, or pay any bonus to any Participant, except for bonuses paid to Participants in the ordinary course of business consistent with past practice, (C) enter into any employment, change in control, loan, retention, consulting, indemnification, severance, termination or similar agreement with any Participant, except (x) in the ordinary course of business consistent with past practice in connection with new hires to replace departed key employees, (y) in the ordinary course of business consistent with past practice in connection with promotions made in the ordinary course of business consistent with past practice (except, in the case of clauses (x) and (y), any change in control agreements) and (z) for severance arrangements entered into with Participants (other than Excluded Participants) in the ordinary course of business consistent with past practice after consultation in good faith with Parent), (D) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan or Company Benefit Agreement, (E) establish, adopt, enter into, terminate or amend any collective bargaining agreement or other labor union Contract, Company Benefit Plan or Company Benefit Agreement, (F) pay or provide to any Participant any benefit not provided for under a Company Benefit Plan or Company Benefit Agreement as in effect on August 10, 2005 other than the payment of compensation and severance in the ordinary course of business consistent with past practice, (G) grant any incentive awards under any Company Benefit Plan (including the grant of Company Stock Options, stock appreciation rights, performance units, performance shares, restricted stock, stock purchase rights or other stock-based or stock-related awards or the removal or modification of existing restrictions in any Contract, Company Benefit Plan or Company Benefit Agreement on incentive awards made thereunder), other than in the ordinary course of business consistent with past practice, or (H) take any action to accelerate any material rights or benefits, including vesting and payment, under any collective bargaining agreement, Company Benefit Plan or Company Benefit Agreement (for the avoidance of doubt, under no circumstances shall any voluntary contributions to the US Pension Plan not prohibited by Section 5.01(a)(xiii) be deemed prohibited under this Section 5.01(a)(v) or under any other sub-clause of this Section 5.01(a)); provided that under no circumstances shall this Section 5.01 be deemed to prohibit any of the following actions by the Company and its affiliates between the date hereof and the Closing Date (and the parties acknowledge that such actions shall be permitted during such period): (x) administration of the Company's annual bonus program in the ordinary course of business consistent with past practice (including determination and payment of 2005 bonuses and establishment and implementation of a plan for the 2006 calendar year), and (y) grants of Company Stock Options and restricted stock units and performance units in amounts and on terms consistent with past practice (it being agreed that aggregate grants of each type of award in an amount that does not exceed the amount of such type that was granted in 2004 shall be conclusively deemed consistent with past practice), and implementation of a long-term incentive program for the 2006-2008 cycle with target amounts and terms consistent with those of the Cash LTIPs, each under the Company Stock Plans; and, provided, further, that between the date hereof and the Closing Date, the Company and its affiliates may negotiate in good faith a settlement with applicable labor unions with respect to grievances concerning the freezing of the ESPP, and provide compensation to the extent determined in good faith to be necessary to facilitate such a settlement;

  (vi)
  make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may have been required by a change in GAAP;

  (vii)
  sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any material properties or assets, except (x) pursuant to contracts or agreements in effect as of August 10, 2005, (y) sales of assets in the ordinary course of business consistent with past practice or (z) sales of assets or properties in the commercial appliance segment; provided, in the case of clause (z), that such sale, lease, license or other disposition or subjection of Lien (1) is not consummated prior to the first anniversary of the date hereof, (2) any agreement for such sale is terminable if the Effective Time occurs prior to the first anniversary of the date hereof and (3) includes only the Dixie-Narco and/or Jade brands (solely with respect to such segment);

  (viii)
  (A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person (other than any such indebtedness or guarantees among the Company and the direct or indirect wholly owned Company Subsidiaries or among the direct and indirect wholly owned Company Subsidiaries), issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, provided that the Company may enter into a credit facility so long as the Company does not incur any indebtedness thereunder, except as permitted hereby, except, in the case of this clause (A) for (x) short-term borrowings (1) incurred in the ordinary course of business consistent with past practice or (2) for working capital purposes, (y) indebtedness incurred to refinance indebtedness existing on the date of this Agreement or (z) indebtedness incurred in connection with capital expenditures permitted by Section 5.01(a)(ix); or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than to or in the Company or any direct or indirect wholly owned Company Subsidiary;

  (ix)
  make or agree to make any capital expenditures other than those capital expenditures in an amount not in excess of $200,000,000 in the aggregate (including expenditures pursuant to Section 5.01(a)(iv)) and taken together with all such expenditures made since January 1, 2005;

  (x)
  make or change any material Tax election or settle or compromise any material Tax liability or refund, other than in the ordinary course of business consistent with past practice or as required by applicable Law;

  (xi)
  (A) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Filed Company SEC Documents or incurred in the ordinary course of business consistent with past practice, (B) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value or (C) waive the benefits of, or agree to modify in any manner, any confidentiality or similar agreement (excluding any standstill provision in any such agreement) to which the Company or any Company Subsidiary is a party;

  (xii)
  permit any insurance policy or arrangement naming or providing for it as a beneficiary or a loss payable payee to be canceled or terminated (unless such policy or arrangement is canceled or terminated in the ordinary course of business and concurrently replaced with a policy or arrangement with substantially similar coverage) or materially impaired;

  (xiii)
  make any contributions to the US Pension Plan, except for (x) contributions of up to $70,000,000 from and after August 10, 2005 through December 31, 2005, (y) contributions of up to $100,000,000 during the 2006 calendar year and (z) with the consent of Parent (not to be unreasonably withheld), additional contributions of up to $100,000,000 during the 2006 calendar year;

  (xiv)
  enter into any material agreement that is not terminable by the Company or a Company Subsidiary, without penalty, within one year from the date of entering into any such agreement;

  (xv)
  renew, extend or amend any material agreement if doing so would cause such agreement to not be terminable by the Company or a Company Subsidiary, without penalty, within one year from the date of entering into any such renewal, extension or amendment; or

  (xvi)
  authorize any of, or commit or agree to take any of, the foregoing actions.

For the purposes of this Section 5.01(a), "Excluded Participants" shall mean those Participants (1) listed in Items 1 and 2 of Section 3.10(b) of the Company Disclosure Letter or (2) that are otherwise employed with the Company at the level of director or at any more-senior level of employment.

        (b)   Other Actions. The Company shall not, and shall not permit any of the Company Subsidiaries to, take any action that would reasonably be expected to result in any condition to the Merger set forth in Article VII not being satisfied, except any action permitted by Section 5.02 or Section 8.01.

        (c)   Advice of Changes. The Company shall promptly advise Parent orally and in writing of any event, change, effect, development, condition or occurrence that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

        (d)   Conduct of Business by Parent. Except for matters set forth in Section 5.01(d) of the Parent Disclosure Letter or otherwise expressly permitted by this Agreement, from the date of this Agreement to the Effective Time Parent shall, and shall cause each Parent Subsidiary to, conduct its business in the ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use commercially reasonable best efforts to preserve intact its current business organization, keep available the services of its current officers and employees and keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them. In addition, and without limiting the generality of the foregoing, except as otherwise expressly permitted by this Agreement, from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any Parent Subsidiary to, do any of the following without the prior written consent of the Company:

  (i)
  declare, set aside or pay any dividends on, or make any other distributions in respect of (in each case, whether in cash, stock or property), any of its capital stock, other than

    (1) dividends and distributions by a direct or indirect wholly owned Parent Subsidiary to its parent, (2) regular quarterly cash dividends with respect to the Parent Common Stock, with usual declaration, record and payment dates or (3) any distribution of stock or property for which adjustment is made pursuant to Section 2.01(e);

  (ii)
  adopt or propose any change in its certificate of incorporation or by-laws or other comparable organizational documents in a manner that would adversely affect the economic benefits of the Merger or the other Transactions to the Company's stockholders;

  (iii)
  engage in any merger, consolidation, share exchange, business combination, reorganization, recapitalization or other similar transaction unless Parent is the surviving or resulting corporation, the shareholders of Parent prior to such transaction own, directly or indirectly, a majority of the voting common equity interests in the surviving or resulting corporation and such voting common equity interests are publicly traded;

  (iv)
  take any action that would be reasonably likely to prevent, hinder or delay the consummation of the Merger or the other Transactions; or

  (v)
  authorize any of, or commit or agree to take any of, the foregoing actions.

        SECTION 5.02    No Solicitation.    (a) Subject to Section 5.02(b), from the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, the Company shall not, nor shall it authorize or permit any Company Subsidiary to, and the Company shall direct and use its reasonable best efforts to cause any officer, director or employee of, or any investment banker, attorney or other advisor or representative (collectively, "Representatives") of the Company or any Company Subsidiary not to, (i) directly or indirectly solicit, initiate or encourage the submission of any Company Takeover Proposal, (ii) enter into any agreement with respect to any Company Takeover Proposal, except as contemplated by Section 5.02(b), or (iii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or knowingly take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Company Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of the Company or any Company Subsidiary, whether or not such person is purporting to act on behalf of the Company or any Company Subsidiary or otherwise, shall be deemed to be a breach of this Section 5.02(a) by the Company. On the date hereof, the Company shall immediately cease and cause to be terminated any existing solicitation, encouragement, discussion, negotiation or other action conducted by the Company, any Company Subsidiary or any of their respective Representatives with respect to a Company Takeover Proposal.

        (b)   Notwithstanding anything to the contrary in Section 5.02(a), from the date hereof and prior to the receipt of the Company Stockholder Approval, the Company may, in response to an unsolicited Company Takeover Proposal which did not result from a breach of Section 5.02(a) and which the Company Board determines, in good faith, after consultation with outside counsel and financial advisors, may reasonably be expected to lead to a transaction (i) more favorable from a financial point of view to the holders of Company Common Stock than the Merger, taking into account all the terms and conditions of such proposal, and this Agreement (including any amendment to the terms of this Agreement and the Merger in effect as of the date of such determination) and (ii) that is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal, and subject to compliance with Section 5.02(d), (x) furnish information with respect to the Company and the Company Subsidiaries to the person making such Company Takeover Proposal and its Representatives pursuant to a customary confidentiality agreement not less restrictive of the other party than the Confidentiality Agreement (excluding the provisions of the tenth and eleventh paragraphs thereof) and (y) participate in discussions or negotiations with such person and its Representatives regarding any Company Takeover Proposal; provided, however, that the Company shall promptly provide to Parent any non-public information concerning the Company or any Company

Subsidiary that is provided to the person making such Company Takeover Proposal or its Representatives which was not previously provided to Parent, other than any Competitively Sensitive Information.

        (c)   Subject to Section 8.01(e), neither the Company Board nor any committee thereof shall (i) withdraw or modify in a manner adverse to Parent or Sub, or publicly propose to withdraw or modify in a manner adverse to Parent or Sub, the approval or recommendation by the Company Board or any such committee of this Agreement or the Merger, (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Company Takeover Proposal or (iii) approve or recommend, or publicly propose to approve or recommend, any Company Takeover Proposal. Notwithstanding the foregoing, if, prior to receipt of the Company Stockholder Approval, the Company Board determines in good faith, after consultation with outside counsel, that failure to so withdraw or modify its recommendation of the Merger and this Agreement would be inconsistent with the Company Board's exercise of its fiduciary duties, the Company Board or any committee thereof may withdraw or modify its recommendation of the Merger and this Agreement.

        (d)   The Company promptly shall advise Parent orally and in writing of any Company Takeover Proposal or any inquiry with respect to or that would reasonably be expected to lead to any Company Takeover Proposal, the identity of the person making any such Company Takeover Proposal or inquiry and the material terms of any such Company Takeover Proposal or inquiry. The Company shall keep Parent reasonably informed of the status (including any change to the terms thereof) of any such Company Takeover Proposal or inquiry.

        (e)   Nothing contained in this Section 5.02 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any required disclosure to the Company's stockholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure so to disclose would be inconsistent with its obligations under applicable Law.

        (f)    For purposes of this Agreement:

        "Company Takeover Proposal" means (i) any proposal or offer for a merger, consolidation, dissolution, recapitalization or other business combination involving the Company, (ii) any proposal for the issuance by the Company of over 20% of its equity securities as consideration for the assets or securities of another person or (iii) any proposal or offer to acquire in any manner, directly or indirectly, over 20% of the equity securities or consolidated total assets of the Company, in each case other than the Merger.

        "Superior Company Proposal" means any proposal made by a third party to acquire all or substantially all the equity securities or assets of the Company, pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, a sale of all or substantially all its assets or otherwise, (i) on terms which the Company Board determines in good faith, after consultation with the Company's outside legal counsel and financial advisors, to be more favorable from a financial point of view to the holders of Company Common Stock than the Merger, taking into account all the terms and conditions of such proposal, and this Agreement (including any proposal by Parent to amend the terms of this Agreement and the Merger) and (ii) that is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided that the Company Board shall not so determine that any such proposal is a Superior Company Proposal prior to the time that is 48 hours after the time at which the Company has complied in all material respects with Section 5.02(d) with respect to such proposal.

ARTICLE VI

ADDITIONAL AGREEMENTS

        Section 6.01    Preparation of Proxy Statement and Form S-4; Stockholders Meeting.    (a) As promptly as practicable following the date of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, the Form S-4, in which the Proxy Statement will be included as a prospectus, and each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect thereto. Each of Parent and the Company shall use all reasonable best efforts to have the Form S-4 declared effective under the Securities Act, and for the Proxy Statement to be cleared by the SEC and its staff under the Exchange Act, as promptly as practicable after such filing. Without limiting any other provision herein, the Form S-4 and the Proxy Statement will contain such information and disclosure reasonably requested by either Parent or the Company so that the Form S-4 conforms in form and substance to the requirements of the Securities Act and the Proxy Statement conforms in form and substance to the requirements of the Exchange Act. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to holders of Company Common Stock as promptly as practicable after the Form S-4 is declared effective under the Securities Act.

        (b)   Each of the Company and Parent shall promptly notify the other of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Form S-4 or Proxy Statement or for additional information and shall supply the other with copies of all correspondence between the Company or any of its representatives or Parent or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Form S-4 or the Proxy Statement. The Company and Parent shall cooperate with each other and provide to each other all information necessary in order to prepare the Form S-4 and the Proxy Statement as expeditiously as practicable.

        (c)   If at any time prior to the Effective Time there shall occur (i) any event with respect to the Company or any of Company Subsidiaries, or with respect to other information supplied by Company for inclusion in the Form S-4 or the Proxy Statement, or (ii) any event with respect to Parent, or with respect to information supplied by Parent for inclusion in the Form S-4 or the Proxy Statement, in either case, which event is required to be described in an amendment of or a supplement to the Form S-4 or the Proxy Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by Law, disseminated to the stockholders of the Company.

        (d)   The Company shall, as soon as practicable following the date the Form S-4 is declared effective under the Securities Act, duly call, give notice of, convene and hold a meeting of its stockholders (the "Company Stockholders Meeting") for the purpose of seeking the Company Stockholder Approval. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval, except to the extent that the Company Board shall have withdrawn or modified its recommendation of this Agreement or the Merger as permitted by Section 5.02(c). Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this Section 6.01(d) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal or (ii) the withdrawal or modification by the Company Board of its recommendation of this Agreement or the Merger.

        SECTION 6.02    Access to Information; Confidentiality.

        (a)   Subject to compliance with applicable Law, the Company and Parent shall, and shall cause each of their respective subsidiaries to, afford to the other party and its officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, shall, and shall cause each of their respective subsidiaries to, furnish promptly to the other party (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request and receive consistent with the provisions of applicable Law. All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement dated July 26, 2005 between the Company and Parent (the "Confidentiality Agreement"). Notwithstanding anything to the contrary contained in this Section 6.02, the Company and Parent shall not be obligated, and shall not be obligated to cause any of their respective subsidiaries, to afford the other party or its officers, employees, accountants, counsel, financial advisors or other representatives, any access to any properties, books, contracts, commitments, personnel or records relating to, or in respect of, any forward product plans, product specific cost information, pricing information, customer specific information, merchandising information, or other similar competitively sensitive information ("Competitively Sensitive Information").

        (b)   To the extent not already done, the Company shall promptly upon execution of this Agreement request each person that has heretofore executed a confidentiality or non-disclosure agreement in connection with its consideration of acquiring the Company or any of the Company Subsidiaries to return (or certify in writing the destruction of) all materials containing confidential information and copies thereof furnished to such person by or on behalf of the Company or any of the Company Subsidiaries.

        SECTION 6.03    Reasonable Best Efforts; Notification.    (a) Upon the terms and subject to the conditions set forth in this Agreement (including, without limitation, those contained in Sections 6.03(b) and (c)), each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary Consents or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have vacated or reversed any decree, order or judgment entered by any court or other Governmental Entity that would restrain, prevent or delay the Closing and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. In connection with and without limiting the foregoing, the Company and the Company Board shall (i) use their reasonable best efforts to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to any Transaction or this Agreement and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement, use their reasonable best efforts to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other Transactions. Parent will take all action necessary to cause Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. Subject to applicable Law relating to the exchange of information, the Company and Parent and their respective counsel shall (i) have the right to review in advance, and to the extent practicable each shall consult the other on, any filing made with, or written materials to be submitted to, any Governmental Entity in connection with the Merger and the other Transactions, (ii) promptly inform each other of any communication (or other correspondence or memoranda) received from, or given to, the U.S. Department of Justice, the U.S. Federal Trade Commission, or any other Governmental Antitrust Entity and (iii) furnish each other with copies of all correspondence, filings and written communications between them or their subsidiaries or affiliates, on the one hand, and any Governmental Entity or its respective staff, on the other hand, with respect to this Agreement and the Merger. The Company and Parent shall, to the extent practicable, provide the other party and its counsel with advance notice of and the opportunity to participate in any discussion, telephone call or meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the Merger or the other Transactions and to participate in the preparation for such discussion, telephone call or meeting. The Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.03 as "Antitrust Counsel Only Material" (as defined in the Confidentiality Agreement). Notwithstanding anything to the contrary in this Section 6.03, materials provided to the other party or its counsel may be redacted to remove references concerning the valuation of the Company and its Subsidiaries.

        (b)   (i) Without limiting the generality of the undertakings pursuant to this Section 6.03, the parties hereto shall provide or cause to be provided as promptly as practicable to Governmental Entities with regulatory jurisdiction over enforcement of any applicable federal, state, local or foreign antitrust, competition, premerger notification or trade regulation law, regulation or order ("Antitrust Laws" and each such Governmental Entity, a "Governmental Antitrust Entity") information and documents requested by any Governmental Antitrust Entity or necessary, proper or advisable to permit consummation of the Transactions, including preparing and filing any notification and report form and related material required under the HSR Act and any additional Consents and filings under any Antitrust Laws as promptly as practicable following the date of this Agreement (but in no event more than five business days from the date hereof) and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under the HSR Act and any additional Consents and filings under any Antitrust Laws; (ii) the parties shall use their best efforts to take such actions as are necessary or advisable to obtain prompt approval of consummation of the Transactions by any Governmental Antitrust Entity; and (iii) the parties shall use their best efforts to resolve any objections and challenges, including by contest through litigation on the merits, negotiation or other action, that may be asserted by any Governmental Antitrust Entity with respect to the transaction contemplated by this Agreement under the HSR Act and any Antitrust Laws.

        (c)   Notwithstanding anything in this Agreement to the contrary, in no event will Parent or Sub be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture, to accept any operational restriction, or take any other action that, in the reasonable judgment of Parent, could be expected to limit the right of Parent or the Surviving Corporation to own or operate all or any portion of their respective businesses or assets. With regard to any Governmental Antitrust Entity, neither the Company nor any Company Subsidiary (or any of their respective affiliates) shall, without Parent's prior written consent in Parent's sole discretion, discuss or commit to any divestiture transaction, or discuss or commit to alter their businesses or commercial practices in any way, or otherwise take or commit to take any action that limits the Parent's freedom of action with respect to, or the Parent's ability to retain any of the businesses, product lines or assets of, the Surviving Corporation or otherwise receive the full benefits of this Agreement.

        (d)   The Company shall give prompt notice to Parent, and Parent or Sub shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

        (e)   As soon as reasonably practicable following the execution of this Agreement, Parent, in its capacity as the sole stockholder of Sub, shall adopt this Agreement.

        SECTION 6.04    ESPP.    As soon as practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee of the Company Board administering the ESPP) shall adopt such resolutions or take such other actions as may be required to provide that with respect to the ESPP no purchase period shall be commenced after the date of this Agreement.

        SECTION 6.05    Benefit Plans.    (a) Subject to all applicable collective bargaining agreements, from the Effective Time through December 31, 2006, except as set forth below, Parent shall provide or cause the Surviving Corporation to provide to employees of the Company and the Company Subsidiaries who remain employed by the Surviving Corporation and its subsidiaries compensation and employee benefits that, taken as a whole, are comparable in the aggregate to those provided to such employees immediately prior to the Effective Time (it being understood and agreed that modifications to Company Benefit Plans that have been announced to participants or planned and otherwise disclosed to Parent but not yet implemented as of the Effective Time shall be taken into account for purposes of the foregoing). Without limiting the foregoing, Parent agrees that, with respect to service through December 31, 2006, it shall, or shall cause the Surviving Corporation to, maintain the employer matching contribution component of the Maytag Corporation Salary Savings Plan without reduction. Parent and the Company agree and acknowledge that consummation of the Transactions shall constitute a "change of control" for purposes of each applicable Company Benefit Plan and Company Benefit Agreement. Nothing herein shall be construed to prohibit Parent or the Surviving Corporation from amending or terminating any Company Benefit Plan in accordance with the terms thereof and with applicable Law, so long as they comply with the requirements of this Section 6.05.

        (b)   From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, honor in accordance with their respective terms (as in effect on August 10, 2005), all the Company Benefit Plans and Company Benefit Agreements disclosed in Sections 3.10(b) and 3.11(a) of the Company Disclosure Letter (subject, in each case, to the right of Parent or the Surviving Corporation to amend or terminate any Company Benefit Plan or Company Benefit Agreement in accordance with the terms thereof and with applicable Law). For purposes of eligibility, vesting and benefit accrual (other than benefit accrual under defined benefit pension plans) under the employee benefit plans of Parent and its subsidiaries providing benefits after the Effective Time to any employee of the Company or any Company Subsidiary immediately prior to the Effective Time (all such plans, collectively, the "New Plans"), each such employee shall be credited with all years of service for which such employee was credited before the Effective Time under any comparable Company Benefit Plans, except where such crediting would lead to a duplication of benefits or to the extent such service credit is not provided under a newly adopted plan to similarly situated employees of Parent who were never employees of the Company and its affiliates. In addition and without limiting the generality of the foregoing, (i) Parent shall use its commercially reasonable efforts to cause each employee of the Company or any Company Subsidiary as of the Effective Time to be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent coverage under any such New Plan replaces coverage under a comparable Company Benefit Plan in which such employee participated immediately prior to the Effective Time (all such plans, collectively, the "Old Plans"), (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any such employee, Parent shall use its commercially reasonable efforts to cause all pre-existing condition exclusions, limitations and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependent (to the extent such exclusions, limitations and actively-at-work requirements were waived or satisfied as of the Effective Time under the corresponding Old Plan) and (iii) all deductibles, coinsurance and maximum out-of-pocket expenses incurred by such employee and his or her covered dependents under any Old Plan during the portion of the plan year of such Old Plan ending on the date such employee's participation in the corresponding New Plan begins shall be taken into account under such New Plan for purposes of satisfying all deductible, co-insurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

        (c)   Nothing contained herein shall be construed as requiring Parent or the Surviving Corporation to continue the employment of any specific person.

        (d)   The Company may provide up to the Retention Amount as a retention pool (the "Retention Pool") for the purposes of retaining the services of employees of the Company and the Company Subsidiaries ("Company Employees") who are key employees. The Chief Executive Officer of the Company shall determine in his sole discretion, subject to approval by (i) the Company Board (or the Compensation Committee thereof) and (ii) Parent (whose approval shall not be unreasonably withheld), the Company Employees eligible to receive retention awards from the Retention Pool (who shall not include Primary Company Executives) (each, a "Retention Bonus"), the amounts of the Retention Bonus, individually and in the aggregate, and any criteria for payment of the Retention Bonus. Any Retention Bonus shall be intended to retain the services of the recipient through, and shall be payable (if such recipient still remains employed by the Company and the Company Subsidiaries at such time) as soon as practicable following (but in no event more than 30 days following) the first to occur of (x) the 90th day following the Closing Date or (y) if this Agreement is terminated pursuant to Section 8.01 hereof, the date of such termination (such first to occur, the "Vesting Date"); provided that such Retention Bonus shall be payable in the event that the applicable recipient's employment has been terminated (i) prior to the Closing Date without cause by mutual agreement of Parent and the Company, (ii) following the Closing Date but prior to the date of payment of Retention Bonuses without cause (or by the applicable recipient in a termination otherwise entitling such recipient to severance), or (iii) due to death or long-term disability. In the event this Agreement is terminated pursuant to Section 8.01(a), (b) or (f) hereof, Parent shall be solely responsible for making payments of Retention Bonuses, and shall indemnify and hold harmless the Company and its affiliates in connection with such bonuses. For purposes of this Agreement, the Retention Amount shall equal the product of (x) $15,000,000 times (y) a fraction, the numerator of which is the number of days from the date hereof through the earlier of the Vesting Date and the Closing Date and the denominator of which is the number of days from the date hereof through December 31, 2006.

        (e)   In the event that the Closing Date occurs prior to payment of annual bonuses for the 2005 calendar year, Parent shall cause the Surviving Corporation to continue to maintain and honor the Company's 2005 annual bonus plans set forth in Section 6.05(e) of the Company Disclosure Letter (the "2005 Bonus Plans") for the 2005 calendar year and to pay Company Employees the bonus amounts due under such 2005 Bonus Plans pursuant to the objective formulae set forth therein (including formulae approved thereunder by the Company or the Company Board, or a committee thereof, prior to August 10, 2005 and previously provided to Parent), based on the performance of the Company and its operating units, without adjusting such total for individual performance. If the Effective Date has not occurred prior to or on December 31, 2005, the Company may establish annual bonus plans ("2006 Bonus Plans") for the 2006 calendar year on terms consistent with past practice. If the Effective Date occurs during the 2006 calendar year, (x) Parent will pay, as soon as practicable following the Effective Time, prorated bonuses (prorated to the Effective Time) to Company Employees who were employed as of the Effective Time, assuming for purposes of such prorated bonuses that all performance measures relevant to the determination of bonuses under such 2006 Bonus Plans shall be deemed to have been met for the period beginning on January 1, 2006 and ending on the Closing Date, and (y) Parent shall implement a bonus plan for purposes of bonuses for Company Employees for the balance of the 2006 calendar year. Company performance in respect of calculations to be made under the 2005 Bonus Plans and 2006 Bonus Plans shall be calculated without taking into account any expenses or costs related to or arising out of the Transactions or any non-recurring charges that would not reasonably be expected to have been incurred had the Transactions not occurred.

        (f)    From the Effective Time through December 31, 2006, (i) Company Employees below the level of Director shall continue to participate in the Maytag Corporation Separation Pay and Benefits Plan (the "Severance Plan"), (ii) Company Employees at the levels of Director and above shall be eligible for severance benefits pursuant to the plan set forth in Section 6.05(f) of the Company Disclosure Letter and (iii) none of the Severance Plan, the Maytag Corporation Separation of Employment Plan or the plan set forth in Section 6.05(f) of the Company Disclosure Letter shall be amended in any manner adverse to the Company Employees.

        SECTION 6.06    Indemnification.    (a) Parent shall, to the fullest extent permitted by Law, cause the Surviving Corporation to honor all the Company's obligations to indemnify the current or former directors or officers of the Company for acts or omissions by such directors and officers occurring prior to the Effective Time to the extent that such obligations of the Company exist on the date of this Agreement, whether pursuant to the Company Charter, the Company By-laws or individual indemnity agreements, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of the Company Charter, the Company By-laws and such individual indemnity agreements from the Effective Time until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions. Parent shall, to the fullest extent permitted by Law, cause the Surviving Corporation to advance funds for expenses incurred by a director or officer in defending a civil or criminal action, suit or proceeding relating to the indemnification obligations referenced in the immediately preceding sentence in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall be ultimately determined that he or she is not entitled to the indemnification referenced in the immediately preceding sentence.

        (b)   For a period of six years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that Parent may substitute therefor policies purchased by Parent or the Surviving Corporation, at the sole election of Parent, with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that Parent or the Surviving Corporation shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the annual premiums paid as of the date hereof by the Company for such insurance (such 300% amount, the "Maximum Premium"). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Premium. The Company represents to Parent that the Maximum Premium is $3,696,000.

        SECTION 6.07    Fees and Expenses.    (a) Except as provided in this Section 6.07, all fees and expenses incurred in connection with the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except for (i) expenses incurred in connection with printing, mailing and filing the Form S-4 and the Proxy Statement and (ii) all fees paid in respect of filings made by the Company and Parent pursuant to the HSR Act in connection with the Merger, with the expenses and fees referred to in clauses (i) and (ii) to be borne by Parent.

        (b)   The Company shall pay to Parent a fee of $60,000,000 and shall reimburse Parent for its payment to the Company of $40,000,000 in connection with the Company's termination of that certain Agreement and Plan of Merger, dated as of May 19, 2005, by and among Triton Acquisition Holding Co. ("Triton"), Triton Acquisition Co. and the Company (the "Triton Agreement") if: (i) Parent terminates this Agreement pursuant to Section 8.01(d); (ii) (A) after the date of this Agreement and prior to the termination of this Agreement pursuant to Article VIII, any person makes a Company Takeover Proposal or amends a Company Takeover Proposal made prior to the date of this Agreement, (B) this Agreement is terminated by either the Company or Parent pursuant to Section 8.01(b)(i) (and prior to such termination the Company shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement) or 8.01(b)(iii) (but only if a Company Takeover Proposal is publicly announced at or prior to the time of the Company Stockholders Meeting) or by Parent pursuant to Section 8.01(c) and (C) within 12 months after the date of such termination the Company enters into a definitive agreement to consummate, or consummates, the transactions contemplated by a Company Takeover Proposal; or (iii) the Company terminates this Agreement pursuant to Section 8.01(e). The Company shall (i) pay to Parent a fee of $60,000,000 if Parent terminates this Agreement pursuant to Section 8.01(c) by reason of the Company knowingly breaching its obligations under Section 5.02 (unless such breach of Section 5.02 has only an immaterial effect on Parent) and (ii) in such event, if the circumstance described in clause (ii) (C) of the immediately preceding sentence occurs, also reimburse Parent for its payment to the Company of $40,000,000 in connection with the Company's termination of the Triton Agreement. Any amounts due under this Section 6.07(b) shall be paid by wire transfer of same-day funds on the date of termination of this Agreement (except that in the case of termination pursuant to clause (ii) of either of the first or second sentence of this Section 6.07(b), such payment shall be made on the date of execution of such definitive agreement or, if earlier, consummation of such transactions and in the case of termination pursuant to the immediately preceding sentence, such payment shall be made on or before the fifth business day following such termination). Solely for the purposes of clause (ii) of each of the first and second sentences of this Section 6.07(b), the term "Company Takeover Proposal" shall have the meaning assigned to such term in Section 5.02(f), except that all references to "20%" shall be changed to "40%". The Company acknowledges that the agreements contained in this Section 6.07(b) are an integral part of the Transactions, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amounts due pursuant to this Section 6.07(b), and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in this Section 6.07(b), the Company shall pay to Parent interest on the amounts set forth in this Section 6.07(b) from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate of JPMorgan Chase Bank in effect on the date such payment was required to be made, together with reasonable legal fees and expenses incurred in connection with such suit. It is expressly understood that in no event shall the Company be required to pay the $60,000,000 fee or reimburse the $40,000,000 payment referred to in this Section 6.07(b) on more than one occasion.

        (c)   In the event that either the Company or Parent is entitled to terminate, and terminates, this Agreement pursuant to Section 8.01(b)(i) or 8.01(b)(ii)(A) and at the time of such termination (i) all of the conditions set forth in Sections 7.02(a), 7.02(b) and 7.02(c) have been satisfied or waived (other than the delivery of certificates and provided that the term "Closing Date" shall in any of such sections be deemed to refer to the date of such termination), (ii) neither the Company nor Parent is entitled to terminate this Agreement pursuant to Section 8.01(b)(ii)(B) and (iii) if a vote to obtain the Company Stockholder Approval has been taken at a Company Stockholder Meeting, Company Stockholder Approval has been obtained, then Parent shall pay a termination fee equal to $120,000,000 (the "Nonclearance Termination Fee") on or before the fifth business day following such termination by wire transfer of same day funds to an account designated in writing to Parent by the Company at least two business days after such termination.

        SECTION 6.08    Public Announcements.    Each of Parent and Sub, on the one hand, and the Company, on the other hand, shall use its reasonable best efforts to consult with each other before issuing, and, to the extent reasonably feasible, provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

        SECTION 6.09    Transfer Taxes.    All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) ("Transfer Taxes") incurred in connection with the Transactions shall be paid by either Sub or the Surviving Corporation, and the Company shall cooperate with Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes, including supplying in a timely manner a complete list of all real property interests held by the Company that are located in New York State and any information with respect to such property that is reasonably necessary to complete such Tax Returns.

        SECTION 6.10    Rights Agreements; Consequences if Rights Triggered.

        (a)   The Company Board shall take all further actions (in addition to those referred to in Section 3.05(c)) requested in writing by Parent in order to render the Company Rights inapplicable to the Merger and the other Transactions. Except as approved in writing by Parent, the Company Board shall not (i) amend the Company Rights Agreement, (ii) redeem the Company Rights or (iii) take any action with respect to, or make any determination under, the Company Rights Agreement. If any Distribution Date or Share Acquisition Date occurs under the Company Rights Agreement at any time during the period from the date of this Agreement to the Effective Time, the Company and Parent shall make such adjustment to the Merger Consideration as the Company and Parent shall mutually agree so as to preserve the economic benefits that the Company and Parent each reasonably expected on the date of this Agreement to receive as a result of the consummation of the Merger and the other Transactions.

        (b)   The Parent Board shall take all further actions (in addition to those referred to in Section 4.05(c)) requested in writing by the Company in order to render the Parent Rights inapplicable to the Merger and the other Transactions. Except as would not adversely affect the ability of Parent to consummate the Merger and the Transactions, unless approved in writing by the Company, the Parent Board shall not (i) amend the Parent Rights Agreement, (ii) redeem the Parent Rights or (iii) take any action with respect to, or make any determination under, the Parent Rights Agreement.

        SECTION 6.11    Stockholder Litigation.    The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and its directors relating to any Transaction; provided, however, that no such settlement shall be agreed to without Parent's consent, which consent shall not be unreasonably withheld.

        SECTION 6.12    Stock Exchange Listing.    Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger and the shares of Parent Common Stock to be reserved for issuance upon exercise of Company Stock Options to be approved for listing on the NYSE, subject to official notice of issuance.

        SECTION 6.13    Affiliates.

        (a)   Not less than forty-five (45) days prior to the Effective Time, the Company (i) shall deliver to Parent a letter identifying all Persons who, in the Company's opinion, may be, as of the Effective Time, its "affiliates" for purposes of Rule 145 under the Securities Act, and (ii) shall use its reasonable best efforts to cause each Person who is identified as an "affiliate" of it in such letter to deliver to Parent, as promptly as practicable but in no event later than thirty (30) days prior to the Effective Time, a signed agreement reasonably acceptable to both Parent and the Company (an "Affiliate Agreement"). The Company shall notify Parent from time to time after the delivery of the letter described above of any Person not identified on such letter who then is, or may be, such an "affiliate" and use its reasonable best efforts to cause each additional Person who is identified as an "affiliate" to execute an Affiliate Agreement.

        (b)   Neither Parent or the Company shall register, or allow its transfer agent to register, on its books, any transfer of any shares of Parent Common Stock or Company Common Stock of any affiliate of the Company who has not provided an executed Affiliate Agreement in accordance with this Section 6.13 unless the transfer is made in compliance with the foregoing.

        (c)   For one year following the Closing, Parent shall continue to make available such adequate current public information as shall satisfy the conditions set forth in Rule 144(c) of the Securities Act.

        SECTION 6.14    Other Actions by Parent.    Parent shall not, and shall use its reasonable best efforts to cause its affiliates not to, take any action that would reasonably be expected to result in any condition to the Merger set forth in Article VII not being satisfied, except any action permitted to be taken pursuant to Section 8.01.

        SECTION 6.15    Section 16(b).    Parent shall take all such steps as may be reasonably necessary to cause the Transactions and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of Parent equity securities (including derivative securities) in connection with this Agreement by each individual who (a) is a director or officer of the Company or (b) at the Effective Time will become a director or officer of Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE VII

CONDITIONS PRECEDENT

        SECTION 7.01    Conditions to Each Party's Obligation to Effect the Merger.    The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

        (a)    Stockholder Approval.    The Company shall have obtained the Company Stockholder Approval.

        (b)    Antitrust.    Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired. Any Consents and filings required prior to the Closing under any Antitrust Law, the absence of which would reasonably be expected to (i) have a Company Material Adverse Effect, (ii) have a Parent Material Adverse Effect or (iii) result in a criminal violation, shall have been obtained or made.

        (c)    No Injunctions or Restraints.    No restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that prior to asserting this condition, subject to Section 6.03, the asserting party shall have used its reasonable best efforts or best efforts, as applicable, in a manner consistent with this Agreement, including, without limitation, Section 6.03(b), to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such judgment that may be entered.

        (d)    Form S-4 Effective.    The Form S-4 shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

        (e)    Listing of Parent Common Stock.    The shares of Parent Common Stock to be issued in the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

        SECTION 7.02    Conditions to Obligations of Parent and Sub.    The obligations of Parent and Sub to effect the Merger are further subject to the following conditions:

        (a)    Representations and Warranties.    The representations and warranties of the Company set forth in this Agreement that are qualified as to Company Material Adverse Effect shall be true and correct, and those not so qualified shall be true and correct except for such failures to be true and correct as would not reasonably be expected to have a Company Material Adverse Effect (other than the representations and warranties set forth in Sections 3.02, 3.03, 3.04 and 3.18, which shall be true and correct in all material respects), as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to Company Material Adverse Effect shall be true and correct, and those not so qualified shall be true and correct except for such failures to be true and correct as would not reasonably be expected to have a Company Material Adverse Effect (other than the representations and warranties set forth in Sections 3.02, 3.03, 3.04 and 3.18, which shall be true and correct in all material respects), on and as of such earlier date). Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

        (b)    Performance of Obligations of the Company.    The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

        (c)    Absence of Company Material Adverse Effect.    Except as disclosed in the Company Disclosure Letter or in any Filed Company SEC Document, since the date of this Agreement there shall not have been any event, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

        SECTION 7.03    Conditions to Obligation of the Company.    The obligation of the Company to effect the Merger is further subject to the following conditions:

        (a)    Representations and Warranties.    The representations and warranties of Parent and Sub set forth in this Agreement that are qualified as to Parent Material Adverse Effect shall be true and correct, and those not so qualified shall be true and correct except for such failures to be true and correct as would not reasonably be expected to have a Parent Material Adverse Effect (other than the representations and warranties set forth in Sections 4.02 and 4.04, which shall be true and correct in all material respects), as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to Parent Material Adverse Effect shall be true and correct, and those not so qualified shall be true and correct except for such failures to be true and correct as would not reasonably be expected to have a Parent Material Adverse Effect (other than the representations and warranties set forth in Sections 4.02 and 4.04, which shall be true and correct in all material respects), on and as of such earlier date). The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

        (b)    Performance of Obligations of Parent and Sub.    Parent and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

        (c)    Absence of Parent Material Adverse Effect.    Except as disclosed in the Parent Disclosure Letter or in any Filed Parent SEC Document, since the date of this Agreement there shall not have been any event, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

        SECTION 8.01    Termination.    This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

        (a)   by mutual written consent of Parent, Sub and the Company;

        (b)   by either Parent or the Company:

    (i)
    if the Merger is not consummated on or before December 31, 2006 (the "Outside Date"), unless the failure to consummate the Merger is the result of a willful and material breach of this Agreement by the party seeking to terminate this Agreement;

    (ii)
    if any Governmental Entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger (A) as violative of any Antitrust Law or (B) for any reason other than as contemplated by Section 8.01(b)(ii)(A), and, in either case, such order, decree, ruling or other action shall have become final and non-appealable; or

    (iii)
    if, upon a vote thereon at the Company Stockholder Meeting, the Company Stockholder Approval is not obtained;

        (c)   by Parent, if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b), and (ii) cannot be or has not been cured by the Outside Date (provided that neither Parent nor Sub is then in willful and material breach of any representation, warranty or covenant contained in this Agreement);

        (d)   by Parent:

    (i)
    if the Company Board or any committee thereof withdraws or modifies, in a manner adverse to Parent or Sub, or publicly proposes to withdraw or modify, in a manner adverse to Parent or Sub, its approval or recommendation of this Agreement or the Merger, fails to recommend to the Company's stockholders that they give the Company Stockholder Approval or approves or recommends, or publicly proposes to approve or recommend, any Company Takeover Proposal; or

    (ii)
    if the Company gives Parent the notification contemplated by Section 8.05(b)(iii);

        (e)   by the Company prior to receipt of the Company Stockholder Approval in accordance with Section 8.05(b); provided, however, that the Company shall have complied with all provisions thereof, including the notice provisions therein; or

        (f)    by the Company, if Parent or Sub breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b), and (ii) cannot be or has not been cured by the Outside Date (provided that the Company is not then in willful and material breach of any representation, warranty or covenant contained in this Agreement).

        SECTION 8.02    Effect of Termination.    In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than the last sentence of Section 6.02, Section 6.07, this Section 8.02 and Article IX, which provisions shall survive such termination, and except to the extent that such termination results from the willful and material breach by a party of any representation, warranty or covenant set forth in this Agreement.

        SECTION 8.03    Amendment.    This Agreement may be amended by the parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

        SECTION 8.04    Extension; Waiver.    At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. No extension or waiver by the Company shall require the approval of the stockholders of the Company. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

        SECTION 8.05    Procedure for Termination.    (a) A termination of this Agreement pursuant to Section 8.01 shall, in order to be effective, require in the case of Parent, Sub or the Company, action by its Board of Directors or, to the extent permitted by law, the duly authorized designee of its Board of Directors. Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of the Company.

        (b)   The Company may terminate this Agreement pursuant to Section 8.01(e) only if (i) the Company Board has received a Superior Company Proposal, (ii) in light of such Superior Company Proposal a majority of the disinterested directors of the Company shall have determined in good faith, after consultation with outside counsel, that the failure to withdraw or modify its recommendation of the Merger and this Agreement would be inconsistent with the Company Board's exercise of its fiduciary duty under applicable Law, (iii) the Company has notified Parent in writing of the determinations described in clause (ii) above, (iv) at least five business days following receipt by Parent of the notice referred to in clause (iii) above, and taking into account any revised proposal made by Parent since receipt of the notice referred to in clause (iii) above, such Superior Company Proposal remains a Superior Company Proposal and a majority of the disinterested directors of the Company has again made the determinations referred to in clause (ii) above, (v) the Company is in compliance, in all material respects, with Section 5.02, (vi) the Company has previously paid the fee and reimbursement, as applicable, due under Section 6.07, (vii) the Company Board concurrently approves, and the Company concurrently enters into, a definitive agreement providing for the implementation of such Superior Company Proposal and (viii) Parent is not at such time entitled to terminate this Agreement pursuant to Section 8.01(c) (assuming for purposes of this clause (viii) that the Outside Date is the date of termination of this Agreement by the Company, except where the applicable breach or failure to perform is not willful and material and is capable of being cured prior to the Outside Date).

ARTICLE IX

GENERAL PROVISIONS

        Section 9.01    Nonsurvival of Representations and Warranties.    None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

        SECTION 9.02    Notices.    All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

  (a)
  if to Parent or Sub, to
  Whirlpool Corporation
  2000 M63 North
  Benton Harbor, MI 49022
  Attention:    Daniel F. Hopp
  Facsimile:    269-923-3722

  with a copy to:

  Weil, Gotshal & Manges LLP
  767 Fifth Avenue
  New York, NY 10153
  Attention:    Thomas A. Roberts, Esq.
                        Ellen J. Odoner, Esq.
  Facsimile:    212-310-8007

  (b)
  if to the Company, to
  Maytag Corporation
  403 West Fourth Street, North
  Newton, IA 50208
  Attention:    Roger K. Scholten
  Facsimile:    641-787-6930

  with a copy to:

  Wachtell, Lipton, Rosen & Katz
  51 West 52nd Street
  New York, NY 10019
  Attention:    Richard D. Katcher, Esq.
                        James Cole, Jr., Esq.
  Facsimile:    212-403-2000

        SECTION 9.03    Definitions.    For purposes of this Agreement:

        An "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

        A "Company Material Adverse Effect" means (a) a material adverse effect on the business, assets (including, without limitation, the Maytag brand) or financial condition of the Company and the Company Subsidiaries, taken as a whole, (b) a material adverse effect on the ability of the Company to perform its obligations under this Agreement or (c) a material adverse effect on the ability of the Company to consummate the Merger and the other Transactions to be performed or consummated by the Company; provided, however, that a Company Material Adverse Effect shall not include any event, change, effect, development, condition or occurrence arising out of or relating to (i) general economic or political conditions in the United States of America, (ii) conditions generally affecting industries in which any of the Company or the Company Subsidiaries operates (except, in the case of clauses (i) and (ii) above, if the event, change, effect, development, condition or occurrence disproportionately impacts the business, assets or financial condition of the Company and the Company Subsidiaries, taken as a whole), (iii) the public announcement of this Agreement or the consummation of the Transactions contemplated hereby (including, without limitation, any loss of customers, suppliers, licensors, licensees, or distributors of the Company or any Company Subsidiary as a result thereof, or changes arising out of, or attributable to, any such loss, with the burden of proving that any such loss was not caused by such public announcement or consummation to be borne by Parent) or (iv) the loss of employees of the Company or any Company Subsidiary or changes arising out of, or attributable to, such loss; and provided, further, that (x) any change in the Company's stock price or trading volume or (y) any failure of the Company to meet its internal financial projections or published analysts' forecasts relating to it, or any other amount of revenues or earnings of the Company shall each not, individually or collectively, be deemed to constitute a Company Material Adverse Effect.

        "knowledge" means, with respect to the Company, the knowledge of any of Ralph F. Hake, George C. Moore, Roger K. Scholten or Steven Klyn, and with respect to Parent, the knowledge of Jeff M. Fettig, Roy W. Templin, Blair A. Clark or Daniel F. Hopp.

        A "Parent Material Adverse Effect" means (a) a material adverse effect on the business, assets, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole, (b) a material adverse effect on the ability of Parent to perform its obligations under this Agreement or (c) a material adverse effect on the ability of Parent to consummate the Merger and the other Transactions to be performed or consummated by Parent; provided, however, that a Parent Material Adverse Effect shall not include any event, change, effect, development, condition or occurrence arising out of or relating to (i) general economic or political conditions in the United States of America or (ii) conditions generally affecting industries in which any of Parent or the Parent Subsidiaries operates (except, in the case of clauses (i) and (ii) above, if the event, change, effect, development, condition or occurrence disproportionately impacts the business, assets, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole); provided, however, that any change in Parent's stock price or trading volume shall not be deemed to constitute a Parent Material Adverse Effect.

        A "person" means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

        A "subsidiary" of any person means another person (a) an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person, or (b) of which such first person is, in the case of a partnership, the general partner or, in the case of a limited liability company, the managing member.

        SECTION 9.04    Interpretation; Disclosure Letter.    When a reference is made in this Agreement to a Section or subsection, such reference shall be to a Section or subsection, as applicable, of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". Any matter disclosed in any section of the Company Disclosure Letter shall be deemed disclosed only for the purposes of the specific Sections of this Agreement to which such section relates.

        SECTION 9.05    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

        SECTION 9.06    Counterparts.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

        SECTION 9.07    Entire Agreement; No Third-Party Beneficiaries.    This Agreement, taken together with the Company Disclosure Letter and the Confidentiality Agreement, (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (b) except for Section 6.06 and except as otherwise provided in the Confidentiality Agreement, are not intended to confer upon any person other than the parties hereto any rights or remedies. Notwithstanding clause (b) of the immediately preceding sentence, following the Effective Time the provisions of Article II shall be enforceable by holders of Certificates.

        SECTION 9.08    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent the laws of Delaware are mandatorily applicable to the Merger.

        SECTION 9.09    Assignment.    Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any direct or indirect, wholly owned subsidiary of Parent, but no such assignment shall relieve Sub of any of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

        SECTION 9.10    Enforcement.    The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any New York state court, any federal court located in the State of New York or the State of Delaware, or the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any New York state court, any federal court located in the State of New York or the State of Delaware, or the Court of Chancery of the State of Delaware in the event any dispute arises out of this Agreement or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any Transaction in any court other than any New York state court, any federal court sitting in the State of New York or the State of Delaware or the Court of Chancery of the State of Delaware and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any Transaction.

[Signature page follows.]

        IN WITNESS WHEREOF, Parent, Sub and the Company have duly executed this Agreement, all as of the date first written above.

WHIRLPOOL CORPORATION
by	/s/ JEFF M. FETTIG Name: Jeff M. Fettig Title: Chairman, CEO & President
WHIRLPOOL ACQUISITION CO.
by	/s/ DANIEL F. HOPP Name: Daniel F. Hopp Title: President
MAYTAG CORPORATION
by	/s/ ROGER K. SCHOLTEN Name: Roger K. Scholten Title: Senior Vice President and General Counsel

ANNEX B

                      August 22, 2005

The Board of Directors
Maytag Corporation
403 West Fourth Street, North
Newton, IA 50208

Dear Members of the Board:

        We understand that Maytag Corporation (the "Company"), Whirlpool Corporation ("Parent") and Whirlpool Acquisition Co. ("Sub") propose to enter into an Agreement and Plan of Merger (the "Agreement"), pursuant to which Sub will merge with and into the Company (the "Merger"). Pursuant to the Agreement, each issued and outstanding share of common stock of the Company, par value $1.25 per share (the "Company Common Stock"), other than shares of Company Common Stock owned by Parent, Sub or the Company or held by any holder who is entitled to demand and properly demands appraisal of such shares, will be converted into the right to receive (i) $10.50 per share in cash, without interest (the "Cash Consideration"), and (ii) that number of shares of common stock, par value $1.00 per share, of Parent (the "Parent Common Stock") determined pursuant to a formula set forth in the Agreement (the "Stock Consideration" and, together with the Cash Consideration, the "Consideration"). The terms and conditions of the Merger are set out more fully in the Agreement.

        You have requested our opinion as to the fairness as of the date hereof, from a financial point of view, to the holders of the Company Common Stock (other than Parent, Sub or the Company or any holder who demands and perfects appraisal rights) of the Consideration to be paid in the Merger to such holders. In connection with this opinion, we have:

  (i)
  reviewed the financial terms and conditions of a draft of the Agreement dated August 10, 2005;

  (ii)
  analyzed certain historical business and financial information relating to the Company and Parent;

  (iii)
  reviewed various financial forecasts and other data provided to us by the Company relating to its business, as well as various publicly available financial analyst forecasts with respect to the business of Parent;

  (iv)
  held discussions with members of the senior management of each of the Company and Parent with respect to the respective businesses and prospects of the Company and Parent;

  (v)
  reviewed public information with respect to certain other companies in lines of businesses we believe to be generally comparable to the businesses of the Company and Parent;

  (vi)
  reviewed the financial terms of certain business combinations involving companies in lines of businesses we believe to be generally comparable to that of the Company and Parent, and in other industries generally;

  (vii)
  reviewed the historical stock prices and trading volumes of the Company Common Stock and the Parent Common Stock; and

  (viii)
  conducted such other financial studies, analyses and investigations as we deemed appropriate.

        We have relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company or Parent, or concerning the solvency or fair value of the Company or Parent. With respect to the Company's financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company. Based on your guidance, we have relied for purposes of rendering this opinion on the Company's "base case" and "low case" financial forecasts. As you know, although we have requested internal forecasts from Parent, they have not been provided to us. With your consent, we have assumed that financial analyst forecasts with respect to Parent are a reasonable basis upon which to evaluate the business and financial prospects of Parent and have used such forecasts for purposes of our analyses and this opinion. We assume no responsibility for and express no view as to any forecasts or the assumptions on which they are based.

        Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

        In rendering our opinion, we have assumed that the Merger will be consummated on the terms described in the draft Agreement, without any waiver of any material terms or conditions, and that obtaining the necessary regulatory approvals for the Merger will not have an adverse effect on the Company, Parent or the Merger. We have also assumed that the executed Agreement will conform in all material respects to the draft Agreement reviewed by us. We do not express any opinion as to any tax or other consequences that might result from the Merger, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. In addition, we do not express any opinion as to the price at which Company Common Stock or Parent Common Stock may trade after announcement of the Merger or as to any agreement or other arrangement entered into by any employee or director of the Company in connection with the Agreement.

        Lazard Frères & Co. LLC ("Lazard") is acting as investment banker to the Company in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. In addition, in the ordinary course of our business, Lazard, Lazard Capital Markets LLC (an entity owned in large part by managing directors of Lazard) and their respective affiliates may actively trade shares of the Company Common Stock, the Parent Common Stock and other securities of the Company or Parent for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

        Our engagement and the opinion expressed herein are for the benefit of the Company's Board of Directors, and our opinion is rendered to the Company's Board of Directors in connection with its consideration of the Merger. This opinion does not address the merits of the underlying decision by the Company to engage in the Merger, nor are we expressing any opinion as to the relative merits of or consideration offered in any other transaction as compared to the Merger. This opinion is not intended to and does not constitute a recommendation to any holder of the Company Common Stock as to how

B-2

such holder should vote with respect to the Merger or any matter relating thereto. It is understood that this letter may not be disclosed or otherwise referred to without our prior consent, except as may otherwise be required by law or by a court of competent jurisdiction, and except that this letter may if necessary be included in its entirety in any filing made by the Company with the Securities and Exchange Commission with respect to the Merger and the transactions related thereto.

        Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to the holders of Company Common Stock in the Merger is fair to such holders from a financial point of view.

Very truly yours,
LAZARD FRERES & CO. LLC
By	William M. Lewis, Jr. Managing Director

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ANNEX C

THE GENERAL CORPORATION LAW
OF
THE STATE OF DELAWARE

        SECTION 262 APPRAISAL RIGHTS.—(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

          (2)   Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX D

FINANCIAL PROJECTION RECONCILIATIONS(1)

Category	Non-GAAP Earnings Per Share as Discussed in Proxy	Per Share for Restructuring and Other Excluded Charges	GAAP Earnings Per Share
Full year 2004:(2)
7+5 Forecast	$1.21	$1.11	$0.10
8+4 Forecast	$1.00	$1.10	$(0.10)
9+3 Forecast	$0.95	$0.85	$0.10
10+2 Forecast	$0.85	$0.85	$0.00
Actual results	$0.88	$0.99	$(0.11)
First Quarter 2005:
Actual results	$0.14	$0.04(3)	$0.10
Full year 2005:
Annual Business Plan	$2.00	$0.05(4)	$1.95
Annual Business Plan Range	$1.60 to $2.25	$0.05(4)	$1.55 to $2.20
Initial earnings guidance	$1.55 to $1.65	$0.05(4)	$1.50 to $1.60
Earnings per share forecasts—December 2004	$1.30	$0.05(4)	$1.25
Earnings per share forecasts—December 2004	$1.60	$0.05(4)	$1.55
Earnings per share forecasts—December 2004	$2.00	$0.05(4)	$1.95
Earnings per share forecasts—December 2004	$2.25	$0.05(4)	$2.20
0+12 Forecast	$1.77	$0.05(4)	$1.72
Modified 0+12 Forecast	$1.45	$0.05(4)	$1.40
Modified 0+12 Forecast (low case range)	$0.97 to $1.77	$0.05(4)	$0.92 to $1.72
Revised earnings guidance—January 28, 2005	$1.15 to $1.35	$0.05(4)	$1.10 to $1.30
Earnings per share forecasts—February 2005	$1.15	$0.05(4)	$1.10
Earnings per share forecasts—February 2005	$1.30	$0.05(4)	$1.25
Earnings per share forecasts—February 2005	$1.45	$0.05(4)	$1.40
3+9 Forecast	$1.36	$0.08(5)	$1.28
Modified 3+9	$0.88	$0.08(5)	$0.80
Projection reviewed with the Board—April 21, 2005	$0.56 to $0.88	$0.08(5)	$0.48 to $0.80
Revised earnings guidance—April 22, 2005	$0.55 to $0.65	$0.10(6)	$0.45 to $0.55
Modified 3+9 range reviewed with Ripplewood—April 29, 2005	$0.56 to $0.88	$0.08(5)	$0.48 to $0.80

(1)
Non-GAAP Measurements—Throughout this proxy statement, Maytag has provided non-GAAP measurements which present earnings on a basis excluding restructuring charges and other items described in this Annex D. Maytag provides these non-GAAP measurements as a way to help the Maytag board of directors better understand Maytag's earnings and enhance comparisons of Maytag's earnings from period to period. Among other things, Maytag's management uses the earnings results, excluding restructuring charges and other items described in this Annex D, to evaluate the performance of Maytag's businesses. There are inherent limitations in the use of

D-1

  earnings, excluding such items, because Maytag's actual results do include the impact of these items. The non-GAAP measures are intended as a supplement to the comparable GAAP measures and Maytag compensates for the limitations inherent in the use of non-GAAP measures by using GAAP measures in conjunction with the non-GAAP measures.

(2)
See detailed breakdown of "restructuring and other excluded charges" in the table below.

(3)
The $0.04 "Per Share Restructuring and Other Excluded Charges" is comprised solely of restructuring and related charges.

(4)
The $0.05 "Per Share Restructuring and Other Excluded Charges" is comprised solely of restructuring and related charges.

(5)
The $0.08 "Per Share Restructuring and Other Excluded Charges" is comprised solely of restructuring and related charges.

(6)
The $0.10 "Per Share Restructuring and Other Excluded Charges" is comprised solely of restructuring and related charges and reflects a rounding upwards of the $0.08 "Per Share Restructuring and other Excluded Charges" described in note (5).

2004 Forecast Scenarios: GAAP to non-GAAP normalized numbers:

	7+5 Forecast	8+4 Forecast	9+3 Forecast	10+2 Forecast	Actual
Earnings per share (excluding special charges)	$1.21	$1.00	$0.95	$0.85	$0.88
Restructuring and related charges	$0.74	$0.73	$0.58	$0.58	$0.59
Goodwill impairment	$0.12	$0.12	$0.12	$0.12	$0.12
Gain on sale of assets	—	—	$(0.10)	$(0.10)	$(0.10)
Front-load washer litigation	$0.16	$0.16	$0.16	$0.16	$0.29
Distributor lawsuit judgment	$0.09	$0.09	$0.09	$0.09	$0.09
Total Restructuring and other Excluded Items	$1.11	$1.10	$0.85	$0.85	$0.99

Earnings per share (GAAP)	$0.10	$(0.10)	$0.10	$0.0	$(0.11)

D-2

ANNEX E

UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION

        The Unaudited Pro Forma Condensed Combined Statement of Operations combine the historical consolidated statements of operations of Whirlpool and the historical consolidated statements of operations of Maytag, giving effect to the merger as if it had been completed on January 1, 2004. The Unaudited Pro Forma Condensed Combined Balance Sheet combines the historical consolidated balance sheet of Whirlpool and the historical consolidated balance sheet of Maytag, giving effect to the merger as if it had been completed on September 30, 2005. You should read this information in conjunction with the:

  •
  accompanying notes to the unaudited pro forma condensed combined financial statements;

  •
  separate unaudited historical financial statements of Whirlpool as of and for the three-and nine-month periods ended September 30, 2005 included in the Whirlpool quarterly report on Form 10-Q for the three months ended September 30, 2005, which is incorporated by reference in this document;

  •
  separate historical financial statements of Whirlpool as of and for the year ended December 31, 2004 included in the Whirlpool annual report on Form 10-K/A for the year ended December 31, 2004, which is incorporated by reference in this document;

  •
  separate unaudited historical financial statements of Maytag as of and for the three and nine-month periods ended October 1, 2005 included in the Maytag quarterly report on Form 10-Q for the three months ended October 1, 2005, which is incorporated by reference in this document; and

  •
  separate historical financial statements of Maytag as of and for the year ended January 1, 2005 included in the Maytag annual report on Form 10-K for the year ended January 1, 2005, which is incorporated by reference in this document.

        The unaudited pro forma condensed combined financial information is provided for informational purposes only. The pro forma information is not necessarily indicative of what the combined company's financial position or results of operations actually would have been had the merger been completed at the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

        The unaudited pro forma condensed combined financial information was prepared using the purchase method of accounting with Whirlpool treated as the acquiror. Accordingly, we have adjusted the historical consolidated financial information to give effect to the impact of the consideration paid in connection with the merger. In the Unaudited Pro Forma Condensed Combined Balance Sheet, Whirlpool's cost to acquire Maytag has been allocated to the assets acquired and liabilities assumed based upon management's preliminary estimate of their respective fair values as of the date of acquisition. Any differences between the fair value of the consideration paid and the fair value of the assets and liabilities acquired has been recorded as goodwill. The amounts allocated to acquired assets and liabilities in the Unaudited Pro Forma Condensed Combined Balance Sheet are based on management's preliminary internal valuation estimates. Definitive allocations will be performed and finalized based upon certain valuations and other studies of, but not limited to, inventory, intangible assets, property, plant and equipment, pension liabilities, and postemployment benefit liabilities. These valuations and other studies will be performed by Whirlpool with the services of outside valuation specialists after the completion of the merger. Accordingly, the purchase allocation pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information and are subject to revision based on a final determination of fair value after completion of the merger.

        The Unaudited Pro Forma Condensed Combined Statements of Operations also include certain purchase accounting adjustments, including items expected to have a continuing impact on the combined results, such as increased depreciation and amortization expense on acquired tangible and intangible assets.

        The unaudited pro forma condensed combined financial statements do not include the impact of any potential cost savings, one-time costs, or capital investments that may result from the merger. Whirlpool currently expects the merger with Maytag to generate approximately $300 million to $400 million of annual pre-tax cost savings by the third year following completion of the merger. Efficiencies are expected to come from all areas across the value chain, including product manufacturing and marketing, global procurement, logistics, infrastructure and support areas, product research and development, and asset utilization. Achieving these efficiencies will require one-time costs and capital investments currently estimated to be in the range of $350 million to $500 million, a majority of which currently are anticipated to be capitalized or accrued in purchase accounting. Whirlpool currently anticipates incurring these costs during the first two years following completion of the merger.

        Additionally, the unaudited pro forma condensed combined financial statements do not reflect the impact of a retention pool that Maytag will establish to retain certain key employees of Maytag through the period between the announcement of the merger and a period following completion of the merger. The aggregate amount of the retention pool is up to $15 million, as described in the merger agreement.

        Based on Whirlpool's review of Maytag's summary of significant accounting policies disclosed in Maytag's financial statements, the nature and amount of any adjustments to the historical financial statements of Maytag to conform their accounting policies to those of Whirlpool are not expected to be significant. Certain reclassifications have been made to conform Maytag's historical amounts to Whirlpool's presentation. Maytag uses a fiscal year that ends on the Saturday closest to December 31, while Whirlpool uses a calendar year-end. For purposes of these pro formas no adjustments were made related to the different year-ends, as the adjustments would be immaterial. Upon completion of the merger, further review of Maytag's accounting policies and historical financial statements may result in required revisions to Maytag's policies and classifications to conform them to Whirlpool's.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004
(in millions, except per share data)

	Historical Whirlpool	Pro Forma Historical Maytag(b)	Pro Forma Adjustments		Pro Forma Combined
Net sales	$13,220	$4,722	$(51)	(c)	$17,891
Expenses
Cost of products sold	10,358	3,698	(51)	(c)	14,013
			42	(d)
			(34)	(e)
Selling, general and administrative(a)	2,089	870	5	(d)	2,978
			(9)	(e)
			23	(f)
Goodwill impairment	—	10	—		10
Front load washer litigation	—	34	—		34
Restructuring costs	15	70	—		85

Operating profit	758	40	(27)		771
Other income (expense)
Interest and sundry income (expense)	(14)	5	—		(9)
Adverse judgment on pre-acquisition lawsuit	—	(10)	—		(10)
Interest expense	(128)	(56)	(49)	(g)	(233)

Earnings (loss) from continuing operations before income taxes and other items	616	(21)	(76)		519
Income taxes (benefit)	209	(12)	(26)	(h)	171

Earnings (loss) from continuing operations before equity earnings and minority interests	407	(9)	(50)		348
Equity in loss of affiliated companies	(1)	—	—		(1)

Net earnings (loss)	$406	$(9)	$(50)		$347

Per share of common stock
Basic earnings (loss) from continuing operations	$6.02	$(0.12)			$4.48

Diluted earnings (loss) from continuing operations	$5.90	$(0.12)			$4.39

Dividends	$1.72	$0.72			$1.72

Weighted-average shares outstanding (in millions):
Basic	67.4	79.1	10.1	(i)	77.5
Diluted	68.9	79.1	10.1	(i)	79.0
    ***
    Please read in conjunction with accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statement of Operations.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005
(in millions, except per share data)

	Historical Whirlpool	Pro Forma Historical Maytag(b)	Pro Forma Adjustments		Pro Forma Combined
Net sales	$10,363	$3,653	(46)	(c)	$13,970
Expenses:
Cost of products sold	8,175	2,964	(46)	(c)	11,095
			34	(d)
			(32)	(e)
Selling, general and administrative	1,588	635	4	(d)	2,235
			(9)	(e)
			17	(f)
Restructuring costs	26	11			37

Operating profit	574	43	(14)		603
Other income (expense)
Interest and sundry expense	(29)	(6)	—		(35)
Interest expense	(101)	(49)	(37	)(g)	(187)

Earnings (loss) from continuing operations before income taxes and other items	444	(12)	(51)		381
Income taxes (benefit)	142	(5)	(16)	(h)	121

Earnings (loss) from continuing operations before equity earnings and minority interests	302	(7)	(35)		260
Equity in earnings (loss) of affiliated companies	1	—	—		1
Minority interests	(7)	—	—		(7)

Net earnings (loss)	$296	$(7)	(35)		$254

Per share of common stock
Basic earnings from continuing operations	$4.42	$(0.09)			$3.30

Diluted earnings from continuing operations	$4.35	$(0.09)			$3.25

Dividends	$1.29	$0.36			$1.29

Weighted-average shares outstanding (in millions):
Basic	66.9	79.8	10.1	(i)	77.0
Diluted	68.1	79.8	10.1	(i)	78.2
    ***
    Please read in conjunction with accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statement of Operations.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENTS OF OPERATIONS

(a)
Includes Whirlpool's intangible amortization of $2 million for the year ended December 31, 2004.

(b)
Certain reclassifications have been made to the historical presentation of Maytag to conform to Whirlpool's presentation used in the Unaudited Pro Forma Condensed Combined Statement of Operations including, but not limited to, freight and warehousing costs originally included in the Cost of Products Sold (currently in Selling, General and Administrative Expenses) of $314 million and $363 million for the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively.

(c)
Represents the elimination of intercompany sales between Whirlpool and Maytag of $46 million and $51 million, for the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively.

(d)
Represents an increase in depreciation expense resulting from the fair value adjustments to Maytag's property, plant and equipment (see notes to the Unaudited Pro Forma Condensed Combined Balance Sheet).

(e)
Represents a reduction in pension and other post-retirement benefit costs attributable to the impact of the fair value adjustment to Maytag's pension and other postretirement medical benefits obligations (see notes to the Unaudited Pro Forma Condensed Combined Balance Sheet).

(f)
Represents an increase in intangible asset amortization expense resulting from the fair value adjustments to Maytag's intangible assets (see notes to the Unaudited Pro Forma Condensed Combined Balance Sheet).

  The unaudited pro forma condensed combined financial statements reflect a preliminary allocation to tangible assets, liabilities, goodwill and other intangible assets. The final purchase price allocation may result in a different allocation for tangible and intangible assets than that presented in these unaudited pro forma condensed combined financial statements.

(g)
Represents the increase in interest expense as a result of paying the cash portion of the merger consideration (see notes to the Unaudited Pro Forma Consolidated Balance Sheet). A 1/8 percentage point change in the assumed interest rates of the short-term variable rate debt would result in an adjustment of interest expense of $0.1 million per year before income tax effects. A 1/8 percentage point change in the assumed interest rates of the long-term fixed rate debt would result in an adjustment of interest expense of $0.9 million per year before income tax effects.

(h)
Income tax effects as a result of purchase accounting adjustments are estimated at the Whirlpool effective income tax rate for the periods presented, which reflects Whirlpool's best estimate of Whirlpool's statutory income tax rates for all tax jurisdictions.

(i)
The pro forma combined per share amounts and weighted average shares reflect the combined weighted average number of Whirlpool common shares for each period presented and Maytag common shares, adjusted to reflect the exchange ratio of 0.1258 shares of Whirlpool common stock for each share of Maytag common stock, including the impact of net shares issued to satisfy Maytag stock options using the treasury stock method. The diluted number of shares takes into account the Maytag stock options that will be assumed by Whirlpool. The total number of shares of Whirlpool common stock issued will depend upon the price of Whirlpool's common stock during the reference price determination period described in note (c) to the Unaudited Pro Forma Condensed Combined Balance Sheet. Incorporating all exercisable in-the-money Maytag stock options, between 9.2 million and 11.3 million shares of Whirlpool common stock could be issued to Maytag stockholders upon completion of the merger.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2005
(in millions)

	Historical Whirlpool September 30, 2005(a)	Historical Maytag October 1, 2005(a)	Pro Forma Adjustments			Pro Forma Combined
ASSETS
Current Assets
Cash and equivalents	$228	$57	$			$285
Trade receivables, less allowances	2,065	725		(10)	(b)	2,780
Inventories	1,758	621		130	(f)	2,509
Prepaid expenses	81	32				113
Deferred income taxes	152	57		(48)	(k)	161
Other current assets	343	—				343

Total Current Assets	4,627	1,492		72		6,191
Other Assets
Investment in affiliated companies	28	—				28
Goodwill, net	168	259		(259)	(e)	1,646
				1,478	(n)
Other intangibles, net	103	84		(35)	(e)	1,328
				1,225	(h)
				(49)	(i)
Deferred income taxes	326	261		(233)	(k)	354
Prepaid pension costs	343	1				344
Other assets	208	39		(45)	(c)	189
				(13)	(m)

Total Other Assets	1,176	644		2,069		3,889
Property, plant and equipment, net	2,466	853		339	(g)	3,658

Total Assets	$8,269	$2,989		$2,480		$13,738

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Notes payable	$287	$—		$93	(c)	$380
Accounts payable	2,108	540		(10)	(b)	2,638
Employee compensation	305	50				355
Deferred income taxes	47	—				47
Accrued expenses	849	315		45	(c)	1,223
				14	(j)
Restructuring costs	14	—				14
Income taxes	86	—		42	(k)	128
Other current liabilities	130	—				130
Current maturities of long-term debt	368	215				583

Total Current Liabilities	4,194	1,120		184		5,498
Other Liabilities
Deferred income taxes	212	—		37	(k)	249
Pension benefits	395	498		220	(i)	1,113
Postemployment benefits	508	526		355	(i)	1,389
Other liabilities	224	181		(11)	(l)	394
Long-term debt	746	759		750	(c)	2,255

	2,085	1,964		1,351		5,400
Minority Interests	97	—				97
Stockholders' Equity (Deficit)	1,893	(95)		95	(d)	2,743
				832	(c)
				18	(c)

Total Liabilities and Stockholders' Equity	$8,269	$2,989		$2,480		$13,738

    ***
    Please read in conjunction with accompanying notes to the Unaudited Pro Forma Condensed Combined Balance Sheet.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
BALANCE SHEET

(a)
Certain reclassifications have been made to the historical presentation of Maytag to conform to the presentation used in the Unaudited Pro Forma Condensed Combined Balance Sheet.

(b)
Represents the elimination of intercompany balances between Whirlpool and Maytag of $10 million.

(c)
Represents the adjustment to reflect the fair value of shares of Whirlpool common stock to be issued in the merger based upon the average closing price of $82.36 per share of Whirlpool common stock for the two days immediately preceding and following the date the Whirlpool offer was deemed financially superior to the Triton offer (August 12, 2005). The number of shares of Whirlpool common stock to be issued in the merger will be determined based upon the average closing price of Whirlpool common stock for the 20 consecutive trading days ending two trading days prior to completion of the merger (the reference price determination period). For purposes of these pro forma statements, the adjustment assumes a $83.4488 per share average trading price of Whirlpool common stock for such period resulting in 10.1 million shares of Whirlpool common stock assumed to be issued in the merger. The merger agreement states the exchange ratio will be based on a minimum Whirlpool common stock price of $75.1039 per share and a maximum price of $91.7937 per share. Depending upon the price of Whirlpool common stock during the reference price determination period, incorporating all exercisable in-the-money Maytag stock options, between 9.2 million and 11.3 million shares of Whirlpool common stock could be issued to Maytag stockholders upon completion of the merger.

  Based on the assumptions discussed above, Maytag stockholders will receive 0.1258 shares of Whirlpool common stock and $10.50 in cash for each share of Maytag common stock. Each outstanding Maytag stock option at the time of the merger will become exercisable for Whirlpool stock in accordance with the adjustment provisions of the stock option plans. Shares of Whirlpool common stock to be issued to Maytag stockholders in the merger will represent approximately 13% of the outstanding Whirlpool common stock after the merger, on a fully diluted basis.

  Under the purchase method of accounting, the total consideration was determined using the weighted average Whirlpool closing stock prices beginning August 11, 2005 and ending August 16, 2005, the two days before and after the Whirlpool offer was determined to be a superior company proposal by the Maytag board. The preliminary consideration is as follows:

	Common Shares (stated value $1.00 share)	Capital in Excess of Par Value	Total
	(in millions, except share and per share amounts)
Cash at $10.50 per share for approximately 80 million total shares purchased			$843
Issuance of shares of Whirlpool common stock to Maytag stockholders (10.1 million shares issued at $82.36 per share) in exchange for all outstanding Maytag common stock and any exercisable in-the-money options, calculated using the treasury stock method.	$10	$822	832
Estimated fair value of Maytag stock options assumed by Whirlpool			18
Estimated transaction costs (including $40 million fee paid to Maytag to reimburse it for the termination fee paid to Triton)			90

Total consideration			$1,783

  For purposes of cash consideration to be paid to Maytag stockholders, Whirlpool has assumed that no existing cash will be utilized and that all payments will be financed through the issuance of $750 million of long-term debt at an estimated fixed weighted average interest rate of 6% and $93 million of short-term debt at an estimated variable weighted average interest rate of 4.5%. Actual amounts borrowed, sources of funding, and interest rates payable will depend on Whirlpool's cash balances and conditions in the capital markets, including prevailing rates of interest, at the time the merger is completed.

        Whirlpool has not completed an assessment of the fair value of assets and liabilities of Maytag and the related business integration plans. The table below represents a preliminary allocation of the total consideration to Maytag's tangible and intangible assets and liabilities based on Whirlpool management's preliminary estimate of their respective fair value as of the date of the business combination.

		(in millions)
(d)	Maytag's historical net book deficit	$(95)
(e)	Elimination of Maytag's historical goodwill and identifiable intangibles	(294)
(f)	Adjustment to fair value inventory	130
(g)	Adjustment to fair value property, plant and equipment	339
(h)	Adjustment to fair value identifiable intangible assets	1,225
(i)	Adjustment to fair value pension and post-retirement obligations	(624)
(j)	Change of control payments related to certain compensation plans identified in the merger agreement that will be paid at the completion of the merger	(14)
(k)	Deferred tax impact of purchase accounting adjustments	(360)
(l)	Adjustment to fair value deferred revenue	11
(m)	Adjustment to eliminate debt issuance costs	(13)
(n)	Residual goodwill created from the merger	1,478

	Total consideration allocated	$1,783

        Upon completion of the fair value assessment after completion of the merger, Whirlpool anticipates that the ultimate purchase price allocation may differ materially from the preliminary assessment outlined above. Any changes to the initial estimates of the fair value of the assets and liabilities will be allocated to residual goodwill.

        No pro forma adjustment has been made to Cost of Products Sold to reflect the increase in the fair value of Maytag's inventory because it will continue to be valued under the LIFO method due to the Internal Revenue Service LIFO conformity rule. Furthermore, we have assumed there are no significant LIFO liquidations for the combined company in the foreseeable future.

        For purposes of the preliminary allocation, Whirlpool has estimated a fair value adjustment for Maytag's property, plant and equipment equal to approximately 25% of Maytag's accumulated depreciation, based on a review of Maytag's historical costs and internal experience with similar types of assets. The fair value adjustment will be depreciated over estimated useful lives of four to fifteen years depending on the asset(s).

        Whirlpool has estimated the fair value of Maytag's identifiable intangible assets as $1,225 million. The preliminary allocation included in these pro forma financial statements is as follows:

	Increase in Value (in millions)	Estimated Average Remaining Useful Life (in years)
Asset Class:
Brand and trade names	$975	Indefinite
Technology, customer relationships and other intangibles	250	10

	$1,225

        The majority of this intangible valuation relates to brand intangibles, including Maytag®, Amana®, Hoover®, Jenn-Air®, Magic Chef®, and others. Whirlpool typically considers brands to have indefinite lives; however, depending upon future intended uses and market conditions certain brands may be assigned definite lives. Whirlpool was unable to obtain certain information that will be used to calculate the final valuations of these intangibles as it was deemed to be competitively sensitive. For perspective, if Whirlpool identifies an additional $100 million of definite-lived intangibles with an estimated weighted average useful life of ten years, the annual income statement impact is estimated as $10 million before-tax.

        Whirlpool has estimated the fair value of Maytag's pension and post-retirement obligation based on expected 2005 discount and asset return rates that are consistent with Whirlpool's existing plans. An actuarial valuation will be performed after the closing of the merger. The recognition of the fair value of Maytag's pension and post-retirement obligation eliminates the unrecognized actuarial loss and related amortization expense.

        Deferred income tax impacts as a result of purchase accounting adjustments are estimated at the statutory income tax rate for the periods presented.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 of the Delaware General Corporation Law permits Whirlpool's board of directors to indemnify any person against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending, or completed action, suit, or proceeding in which such person is made a party by reason of his or her being or having been a director, officer, employee, or agent of Whirlpool, or serving or having served, at the request of Whirlpool, as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

        Article Seventh of Whirlpool's restated certificate of incorporation provides for indemnification of its directors, officers, employees, and other agents to the fullest extent permitted by law.

        As permitted by sections 102 and 145 of the Delaware General Corporation Law, Whirlpool's restated certificate of incorporation eliminates the liability of a Whirlpool director for monetary damages to Whirlpool and its stockholders arising from a breach or alleged breach of a director's fiduciary duty except for liability for any breach of the director's duty of loyalty to Whirlpool or its stockholders, liability for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, liability under section 174 of the Delaware General Corporation Law, or liability for any transaction from which the director derived an improper personal benefit.

        In addition, Whirlpool maintains officers' and directors' insurance covering certain liabilities that may be incurred by officers and directors in the performance of their duties.

ITEM 21.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

        The following exhibits are filed as part of, or are incorporated by reference in, this registration statement:

Exhibit		Description
2.1	*	Agreement and Plan of Merger, dated as of August 22, 2005, among Whirlpool Corporation, Whirlpool Acquisition Co., and Maytag Corporation (included as Annex A to the proxy statement/prospectus included herein).
2.2	*	List of omitted schedules. Whirlpool agrees to furnish supplementally to the Securities and Exchange Commission, upon request, a copy of any omitted schedule.
2.3	*	Confidentiality Agreement, dated as of July 26, 2005, between Maytag Corporation and Whirlpool Corporation.
4.1		Rights Agreement, dated April 21, 1998, between Whirlpool Corporation and First Chicago Trust Company of New York, as Rights Agent (filed as an exhibit to Whirlpool's Current Report on Form 8-K dated April 22, 1998 and incorporated herein by reference).
5.1	*	Opinion of Weil, Gotshal & Manges LLP regarding the validity of the securities being registered in this registration statement.
23.1	†	Consent of Ernst & Young LLP, independent registered public accounting firm of Whirlpool Corporation.
23.2	†	Consent of Ernst & Young LLP, independent registered public accounting firm of Maytag Corporation.
23.3	*	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).
24.1	*	Powers of Attorney (included on signature page of this registration statement).
99.1	*	Form of Maytag Proxy Card.

†
Filed herewith.

*
Previously filed.

ITEM 22.    UNDERTAKINGS

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        The undersigned registrant hereby undertakes as follows: that every prospectus: (1) that is filed pursuant to the paragraph immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11 or 13 of this registration statement, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

        The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Benton Harbor, State of Michigan, on November 21, 2005.

WHIRLPOOL CORPORATION
By:	/s/ DANIEL F. HOPP Name: Daniel F. Hopp Title: Senior Vice President, Corporate Affairs and General Counsel

        Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities indicated as of November 21, 2005.

Signature	Title

* Jeff M. Fettig	Director, Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
* Roy W. Templin	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
* Ted A. Dosch	Vice President and Controller (Principal Accounting Officer)
* Herman Cain	Director
* Gary T. DiCamillo	Director
* Allan D. Gilmour	Director
* Kathleen J. Hempel	Director

* Michael F. Johnston	Director
* Arnold G. Langbo	Director
* Miles L. Marsh	Director
* Paul G. Stern	Director
* Janice D. Stoney	Director
* Michael D. White	Director
*By:	/s/ DANIEL F. HOPP Daniel F. Hopp (Attorney-in-Fact)

EXHIBIT INDEX

Exhibit		Description
2.1	*	Agreement and Plan of Merger, dated as of August 22, 2005, among Whirlpool Corporation, Whirlpool Acquisition Co., and Maytag Corporation (included as Annex A to the proxy statement/prospectus included herein).
2.2	*	List of omitted schedules. Whirlpool agrees to furnish supplementally to the Securities and Exchange Commission, upon request, a copy of any omitted schedule.
2.3	*	Confidentiality Agreement, dated as of July 26, 2005, between Maytag Corporation and Whirlpool Corporation.
4.1
Rights Agreement, dated April 21, 1998, between Whirlpool Corporation and First Chicago Trust Company of New York, as Rights Agent (filed as an exhibit to Whirlpool's Current Report on Form 8-K dated April 22, 1998 and incorporated herein by reference).
5.1	*	Opinion of Weil, Gotshal & Manges LLP regarding the validity of the securities being registered in this registration statement.
23.1	†	Consent of Ernst & Young LLP, independent registered public accounting firm of Whirlpool Corporation.
23.2	†	Consent of Ernst & Young LLP, independent registered public accounting firm of Maytag Corporation.
23.3	*	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).
24.1	*	Powers of Attorney (included on signature page of this registration statement).
99.1	*	Form of Maytag Proxy Card.

†
Filed herewith.

*
Previously filed.

QuickLinks

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT/PROSPECTUS
YOUR VOTE IS IMPORTANT
HOW TO OBTAIN ADDITIONAL INFORMATION
QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF WHIRLPOOL CORPORATION
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF MAYTAG CORPORATION
SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
UNAUDITED COMPARATIVE PER SHARE DATA
MARKET PRICE AND DIVIDEND INFORMATION
RISK FACTORS
FORWARD-LOOKING STATEMENTS
THE SPECIAL MEETING OF MAYTAG STOCKHOLDERS
THE MERGER
Consolidated Financial Highlights
Consolidated Financial Highlights: Reconciliation of Non-GAAP to GAAP
Consolidated Financial Highlights 2005 @ $2.00 Per Share
Consolidated Financial Highlights 2005 @ $2.00 Per Share: Reconciliation of Non-GAAP to GAAP
The Base Case Projections
The Base Case Projections: Reconciliations of Non-GAAP to GAAP
The Low Case Projections
The Low Case Projections: Reconciliation of Non-GAAP to GAAP
The High Case Projections
The High Case Projections: Reconciliations of Non-GAAP to GAAP
APPRAISAL RIGHTS FOR MAYTAG STOCKHOLDERS
THE MERGER AGREEMENT
COMPARISON OF RIGHTS OF STOCKHOLDERS OF WHIRLPOOL AND STOCKHOLDERS OF MAYTAG
DESCRIPTION OF WHIRLPOOL CAPITAL STOCK
EXPERTS
LEGAL MATTERS
FUTURE STOCKHOLDER PROPOSALS
ADDITIONAL INFORMATION FOR STOCKHOLDERS
INDEX OF DEFINED TERMS
ARTICLE I
THE MERGER
ARTICLE II
EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB
ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS
ARTICLE VI ADDITIONAL AGREEMENTS
ARTICLE VII
CONDITIONS PRECEDENT
ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER
ARTICLE IX GENERAL PROVISIONS
THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
FINANCIAL PROJECTION RECONCILIATIONS(1)
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004 (in millions, except per share data)
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005 (in millions, except per share data)
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF SEPTEMBER 30, 2005 (in millions)
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX